FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated November 11, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Reference Form – 2011- BRF- BRASIL FOODS AS

Contents

1	Persons responsible for the form’s content
1.1	Declaration and Identification of the persons responsible	1

2	Independent Auditors
2.1/2.2	Identification and remuneration of the Auditors	2
2.3	Other significant information	3

3	Selected financial information
3.1	Financial information	4
3.2	Non-accounting measurements	5
3.3	Events subsequent to the last financial statements	6
3.4	Policy for use of the proceeds	7
3.5	Distribution of dividends and retained earnings	10
3.6	Dividends declared under retained earnings or reserves account	11
3.7	Level of debt	12
3.8	Liabilities according to type and maturity	13
3.9	Other significant information	14

4	Risk factors
4.1	Description of the risk factor	15
4.2	Comments on expected changes in exposure to risk factors	33
4.3	Significant and non-confidential legal, administrative and arbitration proceedings	34
4.4	Non-confidential legal, administrative and arbitration proceedings, the plaintiffs in which are administrators, ex-administrators, controllers, ex-controllers or investors	37
4.5	Significant confidential proceedings	38
4.6	Repetitive or related and non-confidential legal, administrative and arbitration proceedings which collectively are deemed significant	39

4.7	Other significant contingencies	40
4.8	Rules of the country of origin and of the country in which the securities are held in custody	41

5	Market risk	46
5.1	Description of the principal market risks	53
5.2	Description of the policy for management of market risks	80
5.3	Significant changes in the principal market risks	81
5.4	Other significant information

6	Issuer’s background
6.1/ 6.2/6.4	Constitution of the issuer, duration and date of registration with the CVM	82
6.3	Brief background information	83
6.5	Principal corporate events at the issuer, controlled or affiliated companies	86
6.6	Information of filing for bankruptcy based on a significant value or court or extra-court supervised recovery	92
6.7	Other significant information	93
7	Activities of the issuer
7.1	Description of the issuer’s and controlled companies’ activities	94
7.2	Information on operational segments	96
7.3	Information on products and services relative to the operational segments	99
7.4	Clients responsible for more than 10% of net operating revenue	118
7.5	Significant impacts of state regulation on the activities	119
7.6	Significant revenues generated overseas	124
7.7	Impact of foreign regulation on the activities	126
7.8	Significant long-term relations	127
7.9	Other significant information	129

8	Economic group

8.1	Description of the Economic Group	130
8.3	Restructuring operations	133

9	Significant assets
9.1	Significant non-current fixed assets - others	135
9.1	Significant non-current assets/ 9.1.a- Plant, property and equipment	136
9.1	Significant non-current assets/ 9.1.b- Patents, brands, licenses, concessions, franchises and transfer of technology agreements	142
9.1	Significant non-current assets/ 9.1.c – Corporate stakes	190
9.2	Other significant information	195
10	Directors’ comments
10.1	General financial and equity conditions	191
10.2	Operating and financial result	203
10.3	Relevant events which have occurred or are expected in the financial statements	216
10.4	Significant changes in accounting practices – Qualifications and emphases in the auditor’s opinion	218
10.5	Key accounting policies	223
10.6	Internal controls with respect to the preparation of the financial statements – Degree of efficiency and deficiency and current recommendations in the auditor’s report	233
10.7	Use of resources from distribution of public offerings and eventual deviations	234
10.8	Significant items not shown in the financial statements	235
10.9	Comments on items not shown in the financial statements	239
10.10	Business plan	244
10.11	Other factors with significant influence	246

11.	Forecasts
11.1	Disclosed forecasts and assumptions	247
11.2	Monitoring and changes to disclosed forecasts	249

12.	Meeting and management
12.1	Description of management structure	255
12.2	Rules, policies and practices relative to the general meetings	264
12.3	Dates and newspapers for publication of information required pursuant to Law 6.404/76	268
12.4	Rules, policies and practices with respect to the Board of Directors	269
12.5	Description of commitment clause for resolution of disputes through arbitration	270
12.6/8	Composition and professional experience of the management and fiscal council	271
12.7	Composition of the statutory committees and audit, financial and compensation committees	282
12.9	Experience of conjugal relations, common law marriage or family affinity up to 2 times removed in relation to members of management of the issuer, controlled and controlling companies	286
12.10	Relation of subordination, rendering of service or control between management and controlled and controlling companies and others	287
12.11	Agreements, including insurance policies, for payment or reimbursement of expenses borne by members of management	288

13.	Compensation of members of the management
13.1	Description of the policy or practice of compensation including the non-executive directors	289
13.2	Total compensation of the board of directors, executive board and fiscal council	293
13.3	Variable compensation of the board of directors, executive board and fiscal council	296
13.4	Equities based compensation plan of the board of directors and executive board	298
13.5	Participation in shares, units and other convertible securities held by members of management and fiscal councilors- by corporate body	304
13.6	Equities based compensation of the board of directors and the executive board	305
13.7	Information on unexercised options held by the board of directors and by the executive board	307
13.8	Exercised options and shares delivered relative to equities-based compensation of the board of directors and the executive board	308
13.9	Information necessary for understanding data published in items 13.6 to 13.8 – Method for pricing the value of the shares and options	309
13.10	Information on pension plans granted to members of the board of directors and to the executive directors	311

13.11	Maximum, minimum and average individual compensation of the board of directors, the executive board and the fiscal council	312
13.12	Compensation or indemnification mechanisms for members of management in the event of removal from the retirement position	313
13.13	Percentage of total compensation held by management and members of the fiscal council who are parties related to the controllers	314
13.14	Compensation of the management and members of the fiscal council, grouped by corporate body, received for any reason other than for the post which they hold	315
13.15	Compensation of management and members of the fiscal council recognized in the result of controlling, either direct or indirect, of companies under common control and of companies controlled by the issuer.	316
13.16	Other significant information	317

14.	Human resources
14.1	Description of the human resources	318
14.2	Significant changes- Human resources	320
14.3	Description of employee compensation policy	321
14.4	Description of relations between the issuer and the labor unions	323
		324
15.	Control
15.1/2	Shareholding position	324
15.3	Capital distribution	327
15.5	Shareholders’ agreement filed at the issuer’s head office or to which the controller is a party	328
15.6	Significant changes in the participations of members of the controlling group and the members of management of the issuer	329
15.7	Other significant information	331

16.	Transactions involving related parties
16.1	Description of the rules, policies and practices in relation to transactions with related parties	332
16.2	Information on transactions with related parties	333

16.3	Identification of the measures taken for handling conflicts of interest and statement of the strictly cumulative nature of the conditions agreed or of the appropriate compensatory payment	334

17.	Capital Stock
17.1	Information on capital stock	355
17.2	Increase in capital stock	356
17.3	Information on stock splits, reverse stock splits and stock dividends	358
17.4	Information on reductions in capital stock	359

18.	Securities
18.1	Share rights	360
18.2	Description of eventual statutory rules which limit the voting rights of significant shareholders or obliges them to hold a public offering	361
18.3	Description of exceptions and suspensive clauses relative to equity or political rights enshrined in the bylaws	368
18.4	Trading volume and highest and lowest prices of the traded securities	369
18.5	Description of other issued securities	370
18.6	Brazilian markets on which securities are eligible to trade	372
18.7	Information on class and type of security eligible to trade in overseas markets	373
18.8	Public offerings for distribution effected by the issuer or by third parties including controllers and affiliated and controlled companies relative to the issuer’s securities	374
18.9	Description of public offerings for acquisition made by the issuer with respect to shares issued by third parties	375
18.10	Other significant information	376

19.	Buyback/treasury plans
19.1	Information on plans for buyback of issuer’s shares	380
19.2	Movement of securities held as treasury stock	381
19.3	Information on securities held as treasury stock on the closing date of the last fiscal year	382

20.	Trading policy
20.1	Information on securities’ trading policy	383
20.2	Other significant information	384

21.	Disclosure policies
21.1	Description of internal norms, charters or procedures with respect to the disclosure of information	385
21.2	Description of the policy for disclosing a material act or fact and procedures for maintaining confidentiality of undisclosed material information	386
21.3	Members of management responsible for implementing, maintenance and supervision of the information disclosure policy	391

22.	Extraordinary business
22.1	Acquisition or sale of any significant asset which is not classified as a normal operation in the business of the issuer	392
22.2	Significant changes in the way the issuer’s businesses are conducted	393
22.3	Significant agreements signed by the issuer and its controlled companies not directly related to their operations	394
22.4	Other significant information	395

1.1  Declaration and Identification of the persons responsible

Person in Charge of the Form’s Content:

Leopoldo Viriato Saboya -  CFO and Investor Relations Officer

José Antonio do Prado Fay – Chief Executive Officer

The above qualified executive officers, declare that:

a. they have reviewed the reference form;

b. all information contained in the form meets the provision in CVM Instruction 480, especially articles 14 and 19;

c. the information as a whole contained in the reference form is a true, precise and complete reflection of the economic-financial situation of the issuer and the risks inherent to its activities, and of the securities issued by it.

2. AUDITORS

2.1/2.2- Identification and Remueration of the Auditors

Auditor CVM Code:

418-9

Auditor Corporate Denomination:

KPMG Auditores Independentes

Auditor CNPJ:

57.755.217/0001-29

Service period:

04/27/2009 to 04/30/2010

Technical supervisor:

Danilo Siman Simões

CPF:

524.053.116-15

Adress:

Street Dr. Renato Paes de Barros, 33, Post Office Box 2467, São Paulo, SP, Brazil, Zip Code 04530-904

Telephone 55 (11) 21833103, Fax 55 (11) 21833320, email dsimoes@kpmg.com.br

Description of hired services:

Audit services, in order to issue an audit report according Brazilian and international audit rules to addressing the balance sheet, statements of income, statements of changes in shareholders’ equity, statements of cash flows and statements of value added, in accordance with international and Brazilian accounting rules.

Audit fees: R$3,9 million in 2010 . Audit fees mentioned above are the aggregate fees billed and billable by our independent auditors in connection with the audit of the Company’s annual consolidated financial statements and review of the Company’s quarterly financial information.

Audit-related fees: R$ 466 thousand in 2010. Fees billed by KPMG Auditores Independentes are related to  the BONDS issued and others accounting audit services.

Tax fees: R R$ 328 thousand in 2010. Tax fees mentioned above are fees billed for tax compliance.

2.3. Other significant Information

                The Company’s Board of Directors has established pre-approval procedures for the engagement of its registered public accounting firm for audit and non audit services. Such services can only be hired if approved by the Board of Directors, and if the scope is in compliance with the restriction provided under applicable rules and they do not jeopardize the independence of our auditors.

3. SELECTED FINANCIAL INFORMATION

(In Reais)	2010	2009
Shareholders' Equity	13,636,518,000.00	12,995,659,000.00
Total Assets	27,751,547,000.00	28,383,627,000.00
Net revenues	22,681,253,000.00	15,905,776,000.00
Gross Profit	5,730,101,000.00	3,176,910,000.00
Net Income	804,996,000.00	118,591,000.00
Numbers of shares (ex-treasury)	871,692,074	870,021,066
Equity Value/ per share (Reais)	15.643733	14.937177
Earnings per share (Reais)	0.923500	0.136300

3.1. Financial Information

                a. Shareholders’ Equity

                b. Total Assets

                c. Net Revenue

                d. Gross Result

                e. Net Result

                f. Number of Shares, except Treasury Shares

                g. Book Value per Share (R$)

                h. Net Result per Share (R$)

                i. Other accounting information selected by the Company

3.2. Non-Accounting Information:

If the issuer has disclosed in the previous fiscal year, or would dislose on this form accounting measurements such as EBITDA (earnings before interest, taxes, depreciation and amortization) and EBIT (earnings before interest and income taxes), the issuer must:

a.       non-accounting measurements disclosed by the Company in the last fiscal year;

b.      reconciliations between the amounts disclosed and the amounts of the audited financial statements;

c.       explain the reason to believe that such measurement is more adequate for the proper understanding of its financial position and result of its operations.

Corporate Law - in millions of Brazilian Reais
2010	total
Net Income	804.1
(±) Non-controlling shareholders	0.9
(±) Income tax and social contribution	196.5
(±) Outher operating income	310.0
(±) Financial expenses, net	483.1
(+) Depreciation, amortization and deplention	840.4
= EBITDA	2,635.0

Corporate Law - in millions of Brazilian Reais
2009	total
Net Income	123.0
(±) Non-controlling shareholders	(4.4)
(±) Income tax and social contribution	221.2
(±) Outher operating income	249.1
(±) Financial expenses, net	(262.5)
(+) Depreciation, amortization and deplention	544.6
= EBITDA	871.0

EBITDA is defined as profit before financial income (expenses) net, income tax and social contribution, depreciation, amortization and deplention and other operation income, used as a performance measure by the Company.

The Company believes that EBITDA is practical form to measure its operational performance and allow  and enable an effective comparison of reflections from different periods, as a measure of value.

3.3. Events subsequent to the last financial statement

                As of March 05, 2011, a small fire broke out at the slaughterhouse located in Nova Mutum in Mato Grosso state. The production of the unit will be temporarily absorbed by other BRF’s plants, to avoid compromising the delivery of services to customers and consumers. The Nova Mutum unit slaughters 230,000 chickens a day and its production is earmarked for the domestic and foreign markets.

                The Company has fire insurance and the causes of the incident are being investigated by the engineering and technical specialist teams. Company management does not expect any significant impacts resulting from this casualty in the financial statements.

                On May 10, 2011 as disclosed through the announcement to the market issued by the Company the Federal Government Attorney’s Office at the CADE has published a report PROCADE 8012.004423/2009-18 on the business combination transaction involving Sadia and BRF (previously denominated Perdigão).

                PROCADE has suggested to the CADE that the transaction be approved, conditional to certain restrictions, considering:

(i) effectively permit a third economic entity to contrast the marketing power generated by BRF; and/or

(ii) allow BRF to share with consumers the efficiencies resulting from the transaction.

            According to the Report, the hypothesis of rejection of the transaction would only arise should no alternative be found that meets the requirements indicatedPROCADE’s report is neither final nor binding being a supporting document to the final ruling on the transaction to be issued by CADE, which is not limited to the terms of the report.

                Finally, the company continues to defend their opinion with CADE, believing in a solution at the administrative level, without, however, give up all means of defending their interests.

In compliance with the provisions in paragraph 4 of Article 157 of Law 6,404, of December 15, 1976, and item XV of the sole paragraph of Article 2 of CVM Instruction 358 of January 3, 2002, BRF – BRASIL FOODS S.A. (“Company’) hereby discloses the following MATERIAL FACT:

The Board of Directors authorized, pursuant to item 11 of Article 19 of its Bylaws and to CVM Instruction 10, of February 14, 1980 (ICVM 10), the Company's share repurchase program (“Program) to acquire up to four million, sixty-eight thousand, three hundred thirty-six (4,068,336) book-entry common shares, with no par value, corresponding to 0.466% of its capital stock, excluding treasury shares, to be effective for ninety (90) days.

The objective of the Program is to maintain the shares in treasury to eventually meet the needs of the “Stock Option Plan" and of the “Additional Stock Option Plan”, both approved at the Company’s Annual and Extraordinary Shareholders’ Meeting held on March 31, 2010. It shall be incumbent upon the Company’s Board of Executive Officers to determine the dates and number of shares to be effectively acquired, pursuant to the authorized limits and term of the Program.

In compliance with Article 18 of ICVM 10, the number of outstanding shares, as provided for in Article 5 of the Company’s Bylaws, is 612,046,900 book-entry, registered common shares with no par value. Therefore, considering the current number of treasury shares and the program’s limit for repurchase, the shares held in treasury will account for 0.78% of the free float (outstanding shares).

The Program will use the funds from the Profit Reserve, as per the balance sheet for the fiscal year ended December 31, 2010, approved at the Annual and Extraordinary Shareholders’ Meeting held on April 29, 2011, which is currently R$1,022,826 thousand.

The acquisition price shall not be higher than the market value of the shares. The shares will be acquired at the trading sessions of the BM&FBOVESPA, through the intermediary institutions Bradesco S.A. Corretora de Títulos e Valores Mobiliários, headquartered at Av. Paulista, 1450, 7º andar, Bela Vista, in the city and state of São Paulo, Corporate Taxpayer’s ID (CNPJ) 61.855.045/0001-32 and Itaú Corretora de Valores S.A., at Av. Brigadeiro Faria Lima, 3.400 – 10º andar, in the city and state of São Paulo, Corporate Taxpayer’s ID (CNPJ) 61.194.353/0001-64.

The Company’s Board of Executive Officers is herein authorized to take all measures deemed necessary to carry out the above resolution.

3.4. Policy of Use of Proceeds

a)                  rules regarding retained earnings

                According to the Company’s bylaws, section 32, “the net income for the year will be allocated successively as follows;

                1) Five percent (5%) towards the establishment of the Legal Reserve, which shall not exceed twenty percent (20%) of the capital stock;

                2) Twenty-five percent (25%) as a mandatory minimum dividend, as adjusted in accordance with Section 202 of Law No. 6,404/76, to be paid with respect to all shares of stock of the corporation;

                3) Twenty percent (20%) towards the establishment of reserves for capital increase, which shall not exceed twenty percent (20%) of the capital stock;

                4) up to 50% (fifty per cent) for the constitution of the reserve for expansion, this reserve not to exceed 80% (eighty per cent) of the Capital Stock, with the purpose of ensuring investments in fixed assets or increases in working capital, including through amortization of the Company’s debts, irrespective of retention of profit earmarked to the capital expenditures budget, and its balance being used, as may be the case, for: (i) absorbing losses whenever necessary; (ii) distribution of dividends at any time; (iii) operations of redemption, reimbursement or the authorized purchase of shares as permitted in the legislation; and (iv) for incorporation into the Capital Stock, including through new stock dividends.”

b)                 rules regarding dividends distribution

                   For the 3 years ended 2008, 2009 and 2010, the Company’s bylaws determined the distribution of a minimum dividend of 25% of the net income of the year for all Company’s’ shares, adjusted as specified in article 202 of Law No.6,404/76.

                   In 2010, dividends and interest on shareholders’ equity corresponded to 34.83% of net income adjusted for the legal reserve, in accordance with applicable law.

                   In 2009, dividends and interest on shareholders’ equity corresponded to 88.17% of net income adjusted for the legal reserve, in accordance with applicable law.

                   In 2008, dividends and interest on shareholders’ equity corresponded to 99.00% of net income adjusted for the legal reserve, in accordance with applicable law.

Our dividend policy has historically included the distribution of periodic dividends, based on quarterly balance sheets approved by our board of directors. When we pay dividends on an annual basis, they are declared at our annual shareholders’ meeting, which we are required by the Brazilian Corporation Law and our bylaws to hold by April 30 of each year. When we declare dividends, we are generally required to pay them within 60 days of declaring them unless the shareholders’ resolution establishes another payment date. In any event, if we declare dividends, we must pay them by the end of the fiscal year in which they are declared.

As permitted by the Brazilian Corporation Law, our bylaws specify that 25% of our adjusted net profits for each fiscal year must be distributed to shareholders as dividends or interest on shareholders’ equity. We refer to this amount as the mandatory distributable amount. Under the Brazilian Corporation Law, the amount by which the mandatory distributable amount exceeds the “realized” portion of net income for any particular year may be allocated to the unrealized income reserve, and the mandatory distribution may be limited to the “realized” portion of net income. The “realized” portion of net income is the amount by which our net income exceeds the sum of (1) our net positive results, if any, from the equity method of accounting for earnings and losses of our subsidiaries and certain associated companies, and (2) the profits, gains or income obtained on transactions maturing after the end of the following fiscal year. As amounts allocated to the unrealized income reserve are realized in subsequent years, such amounts must be added to the dividend payment relating to the year of realization.

While we are required under the Brazilian Corporation Law to pay a mandatory dividend each year, we may suspend the mandatory dividends if our administrative bodies report to our annual shareholders’ meeting that the distribution is incompatible with our financial condition. Our fiscal council, if in operation, must review any suspension of mandatory dividends recommended by our management. In such case, our management would be required to submit a report to the CVM setting forth the reasons for any suspension of dividends. Profits not distributed by virtue of such a suspension are allocated to a special reserve and, if not absorbed by any subsequent losses, are required to be distributed as dividends as soon as our financial condition permits their distribution.

                We are able to allocate mandatory dividends in the form of interest on shareholders’ equity, which is deductible when calculating our income tax and social contribution. We have done so in the past and expect to continue to do so in the foreseeable future.

We are required by the Brazilian Corporation Law and our bylaws to hold an annual Shareholders’ meeting no later than the fourth month following the end of each fiscal year at which, among other things, the shareholders must vote to declare an annual dividend. The annual dividend is calculated based on our audited financial statements prepared for the immediately preceding fiscal year.

Any holder of shares on the date the dividend is declared is entitled to receive the dividend. Under the Brazilian Corporation Law, dividends are generally required to be paid within 60 days of the declaration date, unless the shareholders’ resolution establishes another date of payment, which, in any case, must occur before the end of the fiscal year in which the dividend is declared.

Our bylaws do not require that we index the amount of any dividend payment to inflation.

Since January 1, 2006, Brazilian companies are permitted to pay interest on shareholders’ equity and treat those payments as a deductible expense for purposes of calculating Brazilian income tax and social contribution tax. The amount of the deduction is limited to the greater of: (1) 50% of our net profits (after deduction of social contribution and before payment of any interest or any deduction for income taxes) relating to the period to which the payment is made; and (2) 50% of our accumulated profits. The payment of interest on shareholders’ equity is an alternative to the payment of mandatory dividends. The rate applied in calculating interest on shareholders’ equity cannot exceed the TJLP rate for the applicable period. The amount distributed to our shareholders as interest on shareholders’ equity, net of any income tax, may be included as part of the mandatory dividends. In accordance with applicable law, we are required to pay to shareholders an amount sufficient to ensure that the net amount they receive in respect of interest on shareholders’ equity, after payment of any applicable withholding tax plus the amount of declared dividends, is at least equivalent to the mandatory dividend amount.

c)                  periodicity of dividend distribution

                Our board of directors may declare interim dividends or interest on shareholders’ equity based on realized profits reflected in semiannual financial statements. The board of directors may also declare dividends based on financial statements prepared for shorter periods, but they cannot exceed the amount of capital reserves. Any payment of interim dividends may be set off against the amount of mandatory dividends relating to the net profits earned in the year in which the interim dividends were paid.

any restrictions on dividend distribution imposed by law or regulation applicable to the issuer, as well as contracts, court decisions, administrative or arbitralThere are no restrictions on our ability to distribute dividends that have been lawfully declared under Brazilian law. However, as with other types of remittances from Brazil, the Brazilian government may impose temporary restrictions on remittances to foreign investors of the proceeds of their investments in Brazil, as it did for approximately nine months in 1989 and early 1990, and on the conversion of Brazilian currency into foreign currencies, which could hinder or prevent the depositary from converting dividends into U.S. dollars and remitting these U.S. dollars abroad.PrescriptionOur shareholders have three years to claim dividend distributions made with respect to their shares, from the date that we distribute the dividends to our shareholders, after which any unclaimed dividend distributions legally revert to us. We are not required to adjust the amount of any distributions for inflation that occurs during the period from the date of declaration to the payment date.

3.5. Distribution of dividends and retained earnings

(Reais)	Year 2010	Year 2009	Year 2008
Adjusted Net Income	804,105,826.29	96,161,162.48	77,438,000.00
Dividends paid in relation to adjusted net income	32.644957	103.992087	98.678943
Return on Equity	1.924978	0.769488	1.858793
Total Dividend	265,500,000.00	100,000,000.00	76,415,000.00
Retained net income	541,605,826,29	0.00	0.00
Approval date	04/29/2011	03/31/2010	04/30/2009

Retained net income	Amount	Payment	Amount	Payment	Amount	Payment
Interest on shareholders’ equity
Common shares	53,199,996.02	8/27/2010	100,000,000.00	2/22/2010	76,415,000.00	2/27/2009
Common shares	209,299,996.43	2/24/2011

3.6. Dividends Declared under Retained Earnings or Reserves Account

                In the year ended December 31, 2010, dividends was distributed as interest on shareholders’ equity were entirely derived from profit generated in the year. In the year ended December 31, 2009, R$8.6 million of dividends were distributed using the amounts of profit reserves (expansion reserves).

3.7. Level of debt

Year	Amount of Debt (million Reais)	Index type	Indebtedness Level	Description
2010	7,202.94	Debt Index	1.0351000

3.8.Liabilities according to the type and maturity

Year	2010
Type of Guarantee	Up to 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Secured Guarantee	454,104.00	764,750.00	295,016.00	154,242.00	1,668,112.00
Unsecured Guarantee	1,773,609.00	1,927,032.00	820.00	1,833,366.00	5,534,827.00
Total	2,227,713.00	2,691,782.00	295,836.00	1,987,608.00	7,202,939.00

3.9 Other significant information

3.9 To provide other information which the issuer considers relevant

The amounts under Item 3.7 are related to the debts and are presented in millions of Brazilian Reais.

In all previous years, including the year ended December 31, 2009, the Company prepared its financial statements in accordance with accounting practices adopted in Brazil. The financial statements for the year ended December 31, 2010 are the first statements prepared in accordance with the complete set of technical pronouncements, interpretations and guidelines issued by the Accounting Pronouncement Committee (CPC),and is totally in convergence with international accounting standards “IFRS" issued by the International Accounting Standards Board “IASB”. The transition date was considered by the Company January 1, 2009, that is the reason why the income statement for the year ended December 31, 2008 is not being displayed.

4. RISK FACTORS

4.1. Description of the risk factor

                a. Related to the Company

                b. Related to the direct or indirect controller or controlling group

                c. Related to its shareholders

                d. Related to the subsidiaries and affiliates

                e. Related to its suppliers

                f. Related to its clients

                g. Related to the economy sectors in which the Company operates

                h. Related to the regulation of the economy sectors in which the Company operates

                i. Related to foreign countries where the issuer

Risks Relating to Our Business and Industry

Our results of operations are subject to cyclicality and volatility affecting both our raw material prices and our selling prices.

Our business is largely dependent on the cost and supply of corn, soy meal, soybeans, hogs, cattle, milk and other raw materials, as well as the selling prices of our poultry, pork, beef and dairy products, all of which are determined by constantly changing market forces of supply and demand, which may fluctuate significantly, and other factors over which we have little or no control.

These other factors include, among others, fluctuations in local and global poultry, hog, cattle and milk production levels, environmental and conservation regulations, economic conditions, weather, animal and crop diseases, cost of international freight and exchange rate fluctuations. Our industry, both in Brazil and abroad, is also characterized by cyclical periods of higher prices and profitability, followed by overproduction, leading to periods of lower prices and profitability. We are not able to mitigate these risks by entering into long-term contracts with our customers and most of our suppliers because such contracts are not customary in our industry. Our financial performance is also affected by domestic and international freight costs, which are vulnerable to volatility in the price of oil. We may not be successful in addressing the effects of cyclicality and volatility on costs and expenses or the pricing of our products, and our overall financial performance may be adversely affected.

The decreases in demand and selling prices in 2009, which were exacerbated by the global economic crisis, illustrate the susceptibility of our business to cyclical market forces. In 2009, the average corn price on the Chicago Board of Trade, or “CBOT,” was 28.0% lower than the average price in 2008 after increasing 42.2% in 2008 compared to 2007. Soybean prices also decreased by 16.2% in 2009 after increasing 40.5% in 2008 compared to 2007. Similarly, we significantly increased our selling prices of certain of our products in 2008 to reflect increased production costs but were then forced to decrease prices for many products in the fourth quarter of 2008 and throughout 2009. Besides that, the exchange rate volatility and export performance adversely affected our financial performance in those periods.

In 2010, the average corn price on the CBOT was 14.7% higher than the average corn price in 2009. However, the price of corn on the CBOT in December 2010 was 71% higher than the price of corn in June 2010, largely as a result of supply and demand volatility in the market. Soybean prices also increased by 2.4% in 2010 compared to 2009 and 38.8% in December 2010 compared to June 2010. In 2010, we found it necessary to increase our selling prices of international products in order to mitigate the impact of the increase in the costs of our raw materials.

Health risks related to the food industry could adversely affect our ability to sell our products.

We are subject to risks affecting the food industry generally, including risks posed by contamination or food spoilage, evolving nutritional and health-related concerns, consumer product liability claims, product tampering, the possible unavailability and expense of liability insurance and the potential cost and disruption of a product recall. Among such risks are those related to raising animals, including disease and adverse weather conditions. Meat is subject to contamination during processing and distribution. Contamination during processing could affect a large number of our products and therefore could have a significant impact on our operations.

Our sales are dependent on consumer preferences, and any actual or perceived health risks associated with our products, including any adverse publicity concerning these risks, could cause customers to lose confidence in the safety and quality of our products, reducing the level of consumption of those products.

Even if our own products are not affected by contamination, our industry may face adverse publicity if the products of other producers become contaminated, which could result in reduced consumer demand for our products in the affected category. We maintain systems designed to monitor food safety risks throughout all stages of the production process (including the production of poultry, hogs, cattle and dairy products).

Our systems for compliance with governmental regulations may not be fully effective in mitigating risks related to food safety. Any product contamination could have a material adverse impact on our business, results of operations, financial condition and prospects.

Deterioration of general economic conditions could negatively impact our business.

Our business may be adversely affected by changes in Brazilian and global economic conditions. In 2008 and 2009, our business was materially affected by the global economic crisis, which resulted in increased volatility in our markets and contributed to the net losses recorded in the fourth quarter of 2008 and in the first half of 2009. For instance, the global economic crisis led to an increase in raw material prices, such as corn and soybeans, which we could not pass on to our customers. In addition, there was a sharp decrease in demand in 2009, which forced us to cut 20% of our meat production for export in the first quarter of 2009. Although Brazilian and global economic conditions improved in 2010, we are still subject to the risk of economic volatility, which could have a material adverse effect on our business and results of operations.

In addition, any future deterioration in economic conditions in our principal export markets, including the Middle East, Europe or the Far East, could adversely affect demand for our products and our results of operations.  For example, although we do not currently believe that the recent upheaval in several countries in the Middle East or the recent earthquake in Japan will materially adversely affect our results of operations, we export to many of the affected countries, and any significant deterioration in the economies of those countries could lead to decreased demand for our products and could adversely affect our results of operations.

Raising animals and meat processing involve animal health and disease control risks, which could have an adverse impact on our results of operations and financial condition.

Our operations involve raising poultry and hogs and processing meat from poultry, hogs and cattle, as well as the purchase of milk and the sale of milk and dairy products, which require us to maintain animal health and control disease. We could be required to destroy animals or suspend the sale of some of our products to customers in Brazil and abroad in the event of an outbreak of disease affecting animals, such as the following: (1) in the case of poultry, avian influenza (discussed below) and Newcastle disease; (2) in the case of hogs, cattle and certain other animals, foot-and-mouth disease, classic swine fever “blue ear” disease and A(H1N1) influenza (discussed below); and (3) in the case of cattle, foot-and-mouth disease and bovine spongiform encephalopathy, known as “mad cow disease.” Destruction of poultry, hogs or other animals would preclude recovery of costs incurred in raising or purchasing these animals and result in additional expense for the disposal of such animals. In 2005, foot-and-mouth disease cases in the States of Mato Grosso do Sul and Paraná affected only cattle, although hogs can also be contaminated. An outbreak of foot-and-mouth disease could have an effect on livestock we own, the availability of livestock for purchase, consumer perception of certain protein products or our ability to access certain markets, which would adversely impact our results of operations and financial condition. In addition, although Brazilian cattle is generally grass-fed and at less risk of contracting mad cow disease than cattle raised in some other countries, increases in Brazilian cattle production could lead to the use of cattle feed containing animal byproducts that could heighten the risk of an outbreak of mad cow disease.

Outbreaks, or fears of outbreaks, of any of these or other animal diseases may lead to cancellation of orders by our customers and, particularly if the disease has the potential to affect humans, create adverse publicity that may have a material adverse effect on consumer demand for our products. Moreover, outbreaks of animal disease in Brazil may result in foreign governmental action to close export markets to some or all of our products, relating to some or all of our regions. For example, due to foot-and-mouth disease cases affecting cattle in the States of Mato Grosso do Sul and Paraná, certain major foreign markets, including Russia (which has been the largest importer of Brazilian pork) banned imports of pork from the entire country in November 2005. Russia partially lifted this ban in the second quarter of 2006 for pork products from the State of Rio Grande do Sul, and this ban was completely lifted in December 2008.  However, any future outbreaks of animal diseases could have a material adverse effect on our results of operations and financial condition.

Our pork business in our Brazilian and export markets could be negatively affected by concerns about A(H1N1) influenza, also called “swine flu.”

In 2009, A(H1N1) influenza, also called “swine flu,” spread to many countries. In April 2009, the analysis of samples collected in cases of flu symptoms by the U.S. and Mexican governments identified a new subtype of the Influenza A(H1N1) virus, classified as “A/CALIFORNIA/04/2009,” which had not been previously detected in humans or swine. Influenza A(H1N1) is transmitted from one person to another mainly through coughing, sneezing and contact with nasal secretions from infected individuals. According to the World Health Organization, or “WHO,” there is no relation between those infected with Influenza A(H1N1) and contact with persons living near swine or the consumption of pork and pork-derived products.

As of July 4, 2010, more than 18,311 deaths worldwide had been recorded since the outbreak of A(H1N1) influenza in Mexico, and on June 11, 2009, the WHO declared a flu alert level six, signaling a “global pandemic.” Many countries, including Russia and China, prohibited imports of pork from countries reporting a significant number of cases (Mexico, United States and Canada), but those countries later reopened their markets to producers from Mexico, the United States and Canada.

On August 10, 2010, the WHO terminated the level six influenza pandemic alert and shifted its focus to a post-pandemic period. During this period, localized outbreaks of different magnitudes may show significant levels of A(H1N1) transmission. Any further outbreak of A(H1N1) influenza could lead to the imposition of costly preventive controls on pork imports in our export  markets and could have a negative impact on the consumption of pork in those markets or in Brazil. In addition, any future significant outbreak of A(H1N1) influenza in Brazil could lead to pressure to destroy our hogs, even though no link between the influenza cases and pork consumption has been shown. Any such destruction of our hogs would result in decreased sales of pork, prevent recovery of costs incurred in raising or purchasing our hogs, and result in additional expense for the disposal of destroyed hogs. Accordingly, any spread of A(H1N1) influenza, or increasing concerns about this disease, may have a material and adverse effect on our company.

Our poultry business in Brazilian and export markets could be negatively affected by avian influenza.

Chicken and other birds in some countries, particularly in Asia but also in Europe and Africa, have become infected by highly pathogenic avian influenza (the H5N1 virus). In a small number of cases, the avian influenza has been transmitted from birds to humans, resulting in illness and, on occasion, death. Accordingly, health authorities in many countries have taken steps to prevent outbreaks of this viral disease, including destruction of afflicted poultry flocks.

From January 1, 2003 to March 2, 2011, there have been over 526 confirmed human cases of avian influenza and over 311 deaths, according to the WHO. Various countries in Asia, the Middle East and Africa reported human cases in the past five years and as recently as 2011, and several countries in Europe reported cases of avian influenza in birds. For example, Indonesia became the focus of international attention when the largest cluster of human H5N1 virus cases so far was identified. The H5N1 virus is considered firmly entrenched in poultry throughout much of Indonesia, and this widespread presence has resulted in a significant number of human cases. In 2010, 48 cases were reported worldwide, with 24 deaths, according to the WHO.

To date, Brazil has not had a documented case of avian influenza, although there are concerns that an outbreak of avian influenza may occur in the country in the future. Any outbreak of avian influenza in Brazil could lead to required destruction of our poultry flocks, which would result in decreased sales of poultry by us, prevent recovery of costs incurred in raising or purchasing such poultry, and result in additional expense for the disposal of destroyed poultry. In addition, any outbreak of avian influenza in Brazil would likely lead to immediate restrictions on the export of some of our products to key export markets. Preventive actions adopted by Brazilian authorities, if any, may not be effective in precluding the spread of avian influenza within Brazil.

Whether or not an outbreak of avian influenza occurs in Brazil, further outbreaks of avian influenza anywhere in the world could have a negative impact on the consumption of poultry in our key export markets or in Brazil, and a significant outbreak would negatively affect our net sales and overall financial performance. Any outbreak could lead to the imposition of costly preventive controls on poultry imports in our export markets. Accordingly, any spread of avian influenza, or increasing concerns about this disease, may have a material and adverse effect on our company.

More stringent trade barriers in key export markets may negatively affect our results of operations.

Because of the growing market share of Brazilian poultry, pork and beef products in the international markets, Brazilian exporters are increasingly being affected by measures taken by importing countries to protect local producers. The competitiveness of Brazilian companies has led certain countries to establish trade barriers to limit the access of Brazilian companies to their markets. Some countries, such as Russia, impose quotas on Brazilian pork and poultry products, and delays in allocating these quotas or changes in laws or policies regarding these quotas can adversely affect our exports. For example, Ukraine restricted pork imports for the retail market, on which higher taxes were levied for a period through December 2008. In March 2009, Ukraine initiated an anti-dumping investigation regarding imports of halves and quarters of poultry, as well as legs and cuts of poultry, in each case originating in the United States and Brazil. We were asked to answer a questionnaire from the Ministry of Economy of the Ukraine in connection with the investigation, and we complied with that request. The investigation is ongoing, and we cannot predict whether the investigation will have any consequences for our company.

The European Union charges protective tariffs designed to mitigate the effects of Brazil’s lower production costs on local European producers. In addition, the European Union has a ban on certain types of Brazilian beef that affects sales of fresh premium cuts and some frozen hindquarter cuts. Developed countries also sometimes use direct and indirect subsidies to enhance the competitiveness of their producers in other markets. For example, French producers receive subsidies for their sales of poultry to countries such as Saudi Arabia, a major importer of poultry products. Trade barriers are sometimes applied indirectly to other parties that are crucial to the export of our products. In addition, local producers in a specific market sometimes exert political pressure on their governments to prevent foreign producers from exporting to their market. Any of the above restrictions could substantially affect our export volumes and, consequently, our export sales and financial performance. If new trade barriers arise in our key export markets, we may face difficulties in reallocating our products to other markets on favorable terms, and our business, financial condition and results of operations might be adversely affected.

We face significant competition from Brazilian and foreign producers, which could adversely affect our financial performance.

We face strong competition from other Brazilian producers in our domestic markets and from Brazilian and foreign producers in the export markets in which we sell our products. The Brazilian market for whole poultry and poultry and pork cuts is highly fragmented, and we face competition from small producers, some of which operate in the informal economy and are able to offer lower prices by meeting lower quality standards. Competition from small producers is a primary reason why we sell a majority of our whole chickens and poultry and pork cuts in the export markets and is a barrier to expanding our sales of those products in the domestic market. In our export markets, we compete with other major vertically integrated Brazilian producers that have the ability to produce quality products at low cost, as well as with foreign producers. In the Brazilian milk and dairy products markets, our main competitors are Nestlé Brasil Ltda., Danone Ltda. – Indústria de Alimentos and Itambé Ltda. To varying degrees, our competitors may have strengths in specific product lines and regions as well as greater financial resources. In addition, our poultry and pork cuts, in particular, are highly price-competitive and sensitive to product substitution. Even if we remain a low-cost producer, customers may seek to diversify their sources of supply by purchasing a portion of the products they need from producers in other countries, as some of our customers in key export markets have begun to do. We expect that we will continue to face strong competition in all of our markets and anticipate that existing or new competitors may broaden their product lines and extend their geographic scope. Any failure by us to respond to product, pricing and other moves by competitors may negatively affect our financial performance.

Increased regulation of food safety could increase our costs and adversely affect our results of operations.

Our manufacturing facilities and products are subject to regular Brazilian federal, state and local, as well as foreign, governmental inspections and extensive regulation in the food safety area, including governmental food processing controls. Changes in government regulations relating to food safety could require us to make additional investments or incur other costs to meet the necessary specifications for our products. Our products are often inspected by foreign food safety officials, and any failure to pass those inspections can result in our being required to return all or part of a shipment to Brazil, destroy all or part of a shipment or incur costs because of delays in delivering products to our customers. Any tightening of food safety regulations could result in increased costs and could have an adverse effect on our business and results of operations.

Our export sales are subject to a broad range of risks associated with international operations.

Export sales account for a significant portion of our net sales, representing 40.4% of our total net sales in 2010 and 41.1% of our total net sales in 2009. Our major export markets include the European Union, the Middle East (particularly Saudi Arabia) and the Far East (particularly Japan and Russia), where we are subject to many of the same risks described below in relation to Brazil. Our future financial performance will depend, to a significant extent, on economic, political and social conditions in our main export markets.

Our future ability to conduct business in export markets could be adversely affected by factors beyond our control, such as the following:

•        exchange rate fluctuations;

•        deterioration in international economic conditions;

•        imposition of increased tariffs, anti-dumping duties or other trade barriers;

•        strikes or other events affecting ports and other transport facilities;

•        compliance with differing foreign legal and regulatory regimes; and

•        sabotage affecting our products.

The market dynamics of our important export markets can change quickly and unpredictably due to these factors, the imposition of trade barriers of the type described above and other factors, which together can significantly affect our export volumes, selling prices and results of operations.

Our export sales are highly dependent on conditions at a small number of ports in southern Brazil. We export our products primarily through ports in southern Brazil (Paraná, Santa Catarina and Rio Grande do Sul). We have been affected from time to time by strikes of port employees or customs agents, sanitary inspection agents and other government agents at the Brazilian ports from which we export our products. For example, in the third quarter of 2007 and in March 2008, Brazilian federal government sanitary inspectors went on strike for approximately one month. A widespread or protracted strike in the future could adversely affect our business and our results of operations.

In the fourth quarter of 2008, flooding and damage at the ports of Itajaí and Navegantes damaged port infrastructure and required us to divert all our exports in the region of Santa Catarina to three other ports: Rio Grande in the State of Rio Grande do Sul, Paranaguá and São Francisco. These events resulted in reduced shipment levels in November 2008 and led to delays in exports that adversely affected our export revenues for the fourth quarter of 2008. Any similar events in the future affecting the infrastructure necessary for the export of our products could adversely affect our revenues and our results of operations.

Environmental laws and regulations require increasing expenditures for compliance.

We, like other Brazilian food producers, are subject to extensive Brazilian federal, state and local environmental laws, regulations, authorizations and licenses concerning, among other things, the handling and disposal of waste, discharges of pollutants into the air, water and soil, and clean-up of contamination, all of which affect our business. Any failure to comply with these laws and regulations or any lack of authorizations or licenses could result in administrative and criminal penalties, such as fines, cancellation of authorizations or revocation of licenses, in addition to negative publicity and liability for remediation or for environmental damage. We cannot operate a plant if the required environmental permit is not valid or current.

We have incurred, and will continue to incur, capital and operating expenditures to comply with these laws and regulations. Because of the possibility of unanticipated regulatory measures or other developments, particularly as environmental laws become more stringent in Brazil, the amount and timing of future expenditures required to maintain compliance could increase from current levels and could adversely affect the availability of funds for capital expenditures and other purposes. Compliance with existing or new environmental laws and regulations, as well as obligations in agreements with public entities, could result in increased costs and expenses.

Our plants are subject to environmental licensing, based on their pollution potential and usage of natural resources. If, for example, one of our plants is built or expanded without an environmental license or if our environmental licenses expire, are not renewed or have their solicitation of renewal dismissed by the competent environmental authority, we may incur fines and other administrative penalties, suspension of operations or closing of the facilities in question. Those same penalties may also be applicable in the case of failure to fulfill the conditions of validity foreseen in the environmental licenses already held by us. Currently, some of our environmental licenses are being renewed, and we cannot guarantee that environmental agencies will approve our renewal requests.

Acquisitions may divert management resources or prove to be disruptive to our company.

We regularly review and pursue opportunities for strategic growth through acquisitions and other business ventures. We have completed several acquisitions in recent years, as described under “Item 4. Information on the Company—A. History and Development of the Company—Corporate History.” Acquisitions, especially involving sizeable enterprises, may present financial, managerial and operational challenges, including diversion of management attention from existing businesses, difficulty with integrating personnel and financial and other systems, increased compensation expenses for newly hired employees, assumption of unknown liabilities and potential disputes with the sellers. We could also experience financial or other challenges if any of the businesses that we have acquired or may acquire in the future give rise to liabilities or problems of which we are not aware. Acquisitions outside of Brazil may present additional difficulties, such as compliance with foreign legal and regulatory systems and integration of personnel to different managerial practices and would increase our exposure to risks associated with international operations.

In recent years, the size of our acquisitions has increased significantly, which has increased the magnitude of the challenges described above. In 2008, we completed three acquisitions for an aggregate purchase price of R$1,754.4 million, consisting primarily of our acquisitions of Eleva (complementing our dairy product and meat businesses), Plusfood (providing meat processing capabilities in Europe) and Cotochés (adding to the scope of our dairy products business), compared to four acquisitions for an aggregate purchase price of R$261.0 million in 2007. In 2009, we completed a much larger business combination with Sadia, which poses specific risks and challenges discussed under  “Item 3. Key Information—D. Risks Factors—Risks Related to Our Business and Industry—We may not realize the expected benefits of our business combination with Sadia, in the timeframe anticipated or at all, because of integration or other challenges.”

We are influenced by a group of shareholders that control a significant percentage of our common shares.

Currently, five pension funds (the “Pension Funds”) hold a significant percentage of our common shares and, acting together pursuant to a shareholders’ voting agreement, have the ability to significantly influence our decisions. The pension funds owned 28.0% of our total capital as of December 31, 2010. They are parties to a shareholders’ voting agreement that sets forth voting arrangements with respect to, among other matters, (1) the election of officers and members of our board of directors and of the fiscal council and (2) the matters set forth in Article 136 of the Brazilian Corporation Law, including decisions relating to dividends, corporate restructurings, our corporate purpose and other matters.

As a result, these shareholders have, and will continue to have, the power to significantly influence the outcome of important corporate decisions or matters submitted to a vote of our shareholders. The interests of these shareholders may conflict with, or differ from, the interests of other holders of our common shares.

Unfavorable outcomes in legal proceedings may reduce our liquidity and negatively affect us.

We are defendants in civil, labor and tax proceedings and are also subject to consent agreements (termo de ajustamento de conduta). Under IFRS, we classify the risk of adverse results in these proceedings as “remote,” “possible” or “probable.” We disclose the aggregate amounts of these proceedings that we have judged possible or probable, to the extent the amounts are known or reasonably estimable, and we record provisions only for losses that we consider probable. These disclosures for 2010 are included in “Item 8. Financial Information—Legal Proceedings” and note 26.2 to our consolidated financial statements.

We are not required to disclose or record provisions for proceedings in which our management judges the risk of loss to be remote. However, the amounts involved in certain of the proceedings in which we believe our risk of loss is remote are substantial, and the losses to us could, therefore, be significantly higher than the amounts for which we have recorded provisions. Even for the amounts recorded as provisions for probable losses, a judgment against us would have an effect on our cash flow if we are required to pay those amounts.

Unfavorable decisions in our legal proceedings may, therefore, reduce our liquidity and adversely affect our business, financial condition and results of operations.

In the fall of 2008, the real  suffered a strong devaluation, including in relation to the U.S. dollar. As a result of such devaluation, Sadia sustained significant losses on foreign exchange derivative transactions. In connection therewith, Sadia sold certain of its long-term financial investments to be able to make deposits in margin accounts related to the currency derivatives, which resulted in further losses due to the decrease in the value of such financial instruments as a result of the global economic crisis. In connection with these losses, Sadia, as well as certain individuals who were officers and/or directors of Sadia during the events at issue, were named in five lawsuits in U.S. courts alleging various violations of U.S. federal securities laws related to losses that Sadia incurred with respect to foreign exchange derivative contracts. These five actions have since been consolidated in a single class action lawsuit.

It is not possible to predict whether additional suits will be filed in connection with such derivative losses or other matters or what the outcome of any such litigation will be. Although Sadia is contesting the current lawsuits vigorously, it is possible that there could be unfavorable outcomes in these or other proceedings. Adverse results in proceedings involving Sadia and/or the incurrence of significant litigation expenses could be material to our consolidated business, operations, financial position, profitability or cash flows. Since Sadia is now our wholly-owned subsidiary, we will be subject to any adverse outcomes arising out of proceedings involving Sadia. Any such adverse results could therefore be material to our business, operations, financial position, profitability or cash flows.

In addition, certain directors and former officers of Sadia are subject to investigations by the CVM relating to potential liability arising out of our business combination with Sadia. Two of such individuals serve as members or alternate members of our board of directors. While neither BRF or Sadia is subject to such investigations, there are no guarantees that we will not be implicated in the future. See “Item 8.—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

We cannot assure you that we will obtain favorable decisions in these proceedings or that our reserves will be sufficient to cover potential liabilities resulting from unfavorable decisions. In the ordinary course of business, we outsource labor to third parties.    If it were to become necessary to revisit this contractual structure, we could incur additional operating expenses.

We depend on members of our senior management and on our ability to recruit and retain qualified professionals to implement our strategy.

We depend on members of our senior management and other qualified professionals to implement our business strategies. Efforts to recruit and retain professionals may result in significant additional expenses, which could adversely affect us. In addition, the loss of key professionals may adversely affect our ability to implement our strategy.

Damages not covered by our insurance might result in losses for us, which could have an adverse effect on our business.

As is usual in our business, our plants, distribution centers, transports, vehicles, and our directors and officers, among others, are insured. However, certain kinds of losses cannot be insured, and our insurance policies are subject to liability limits and exclusions. If an event that cannot be insured or a liability higher than those covered by our insurance policies occurs, the investment we made may be lost or we may incur a significant cost. In addition, we can be held judicially liable for any indemnification payments to potential victims in such events.

In addition, even where we incur losses that are ultimately covered by insurance, we may incur expenses to shift production to other facilities, for example, that may not be fully covered by insurance.  For example, in early March 2011, a fire affected part of the installations of our Nova Mutum, Mato Grosso unit.  Although the facility is covered by fire insurance and we believe the unit’s production will be temporarily absorbed by other BRF plants in such a way as not to compromise supplies to clients and consumers, we cannot guarantee that all of our direct and indirect costs will be covered by our insurance.  Any similar event at other facilities in the future could adversely affect our revenues, expenses and our business.

Our business combination with Sadia is subject to antitrust approvals, and any antitrust approval could be conditioned on divestment of a portion of our business.

Although we have completed our business combination with Sadia and Sadia is now our wholly-owned subsidiary, the business combination remains subject to approval by the Brazilian antitrust authorities. Brazilian antitrust law does not prevent parties from closing a transaction on a provisional basis until the Brazilian antitrust authorities render a final decision. In accordance with Brazilian law, we and Sadia submitted a summary of the terms and conditions of the business combination and other information about each company to the Brazilian Conselho Administrativo de Defesa Econômica (the Brazilian government agency with antitrust decision making authority, or “CADE”) on June 8, 2009. After an analysis by the Economic Policy Bureau of the Ministry of the Treasury (Secretaria de Acompanhamento Econômico, or “SEAE”) and the Economic Law Office of the Ministry of Justice (Secretaria de Direito Econômico), the CADE will determine whether the business combination negatively impacts consumer conditions in the relevant markets in which we and Sadia compete or whether they would negatively affect consumers. On July 7, 2009, we entered into an agreement (Acordo de Preservação da Reversibilidade da Operação) with the CADE, under which we agreed to ensure the reversibility of the business combination until a final decision is made by such authorities. The agreement, among other things, prevents our company and Sadia from integrating their administrative, production and commercial operations.

On June 29, 2010, the SEAE published its report on the business combination and recommended to the CADE that the transaction be approved with certain restrictions.  The SEAE’s report found significant concentration with a probability of negative competitive effects for certain of the activities of our combined company in our domestic market, including in the slaughter of poultry in the State of Mato Grosso, the slaughter of turkey in the State of Paraná, the sale of fresh (in natura) turkey and the sale of a number of processed products, including lasagnas, frozen pizzas, hamburgers, salamis and margarine.  The SEAE recommended that the CADE adopt one of two alternatives:

a)      the license, for at least five years, of one of our major brands (Sadia or Perdigão) and the sale of the related assets of production associated with the participation in the market for the products sold under the applicable brand; or

b)      the sale of the brands Batavo, Rezende, Confiança, Wilson and Escolha Saudável, as well as the margarine brands Doriana, Claybom and  Delicata, and the related assets of production associated with the participation in the market for the products sold under those brands.

The assets of production to be sold in each case would include manufacturing units (with the related personnel and equipment), slaughterhouses of poultry and pork, and the portfolio of contracts with integrated outgrowers of poultry and hogs.  In addition, in each case, the SEAE recommended the sale of our chicken slaughterhouses in the State of Mato Grosso, our turkey slaughterhouses in the State of Paraná, including the related portfolios of integrated outgrowers of chicken and turkey.

We have conveyed our belief that there are sufficient technical arguments that can be made to the CADE to demonstrate the merger’s pro-competitive nature and that it will reinforce Brazil’s penetration and competitiveness in the overseas markets. Notwithstanding our arguments, we cannot guarantee that CADE will approve the transaction or that it will not impose any restrictions.

If the business combination is approved, it will be retroactive to the date on which the transaction closed; however, if the business combination is not approved, it would be unwound retroactively to the closing date. As a condition to approving the transaction, the CADE may require us to implement one of the alternatives recommended by the SEAE, or it could impose other significant conditions or performance commitments on the combined company, including commitments to divest from other businesses, risks and product lines, trademarks or production facilities. We believe that either of the alternatives recommended by the SEAE would have a material adverse effect on our business, results of operations and prospects, and any other conditions imposed by the CADE could also materially adversely affect our business, results of operations and prospects.

On May 10th, 2011, pursuant to CVM Instruction 358/02 and Paragraph 4 of Article 157 of Law 6404/76, the management of BRF – Brasil Foods S.A. (“BRF” or “Company”) announces to the public that the Federal Government Attorney’s Office at the Administrative Council for Economic Defense has published a report PROCADE 8012.004423/2009-18  (“Report”) on the business combination transaction involving Sadia S.A. (“Sadia”) and Perdigão S.A. (“Perdigão”), previously notified to the market through the Material Fact of May 19 2009, in view of the formation of   BRF – Brasil Foods S.A.

PROCADE has suggested to the Administrative Council for Economic Defense (CADE) that the transaction be approved, conditional to restrictions, as long as these (i) effectively permit a third economic entity to contrast the marketing power generated by BRF and/or (ii) allow BRF to share with consumers the efficiencies resulting from the transaction. According to the Report, the hypothesis of rejection of the transaction would only arise should no alternative be found that meets the requirements indicated, an outcome neither considered nor cogitated by the Company, which during the entire process, has been and is, open to a negotiated solution.

It should be emphasized that PROCADE’s report is neither final  nor binding and is only another supporting document to the final ruling on the transaction to be issued by CADE. Important to note that PROCADE’s opinion is not based on any new fact, but rather on the combination of documents presented up to the present time.

BRF reiterates its conviction that technical arguments exist capable of demonstrating to CADE that the transaction is pro-competition, reinforcing the presence and competitiveness of Brazil in the international markets. In light of the absence of relevant entry barriers, the existence of intense rivalry and the creation of substantial synergies and efficiencies to be passed onto the end consumers, BRF remains confident that CADE will approve the transaction.

Finally, the company  clarifies that it continues to defend its opinion with CADE, in the belief that a solution can be found in the administrative sphere, without however, relinquishing every means of defending its interests.

We may not realize the expected benefits of our business combination with Sadia, in the timeframe anticipated or at all, because of integration or other challenges.

We are currently in the ongoing process of integrating our business with Sadia, subject to our reversibility agreement. Achieving the expected benefits of the business combination with Sadia depends on the timely and efficient integration of the operations, business cultures, marketing practices, branding and personnel of BRF and Sadia. This integration process is ongoing, and any failure to effectively integrate the two companies or any delay in that integration could increase our costs, adversely affect our margins, adversely affect our financial condition or have other negative consequences. We currently face the following integration challenges, among others:

•        devising a coherent marketing and branding strategy in our domestic market and our export markets that takes into account the relative strengths of BRF’s and Sadia’s marketing and brands in each of those markets and across their many product lines;

•        integrating two of the largest customer distribution networks in Brazil, as well as distribution networks in BRF’s and Sadia’s export markets;

•        integrating the extensive production facilities of BRF and Sadia in several Brazilian states;

•        the potential loss of key customers of BRF or Sadia, or both;

•        the potential loss of key officers of BRF or Sadia, or both;

•        distraction of management from our ongoing operations;

•        aligning the standards, processes, procedures and controls of BRF and Sadia in the operations of the combined companies; and

•        increasing the scope, geographic diversity and complexity of our operations.

The business combination with Sadia is significantly larger than any other transaction we or Sadia has undertaken in the past, and any combination of the challenges described above could adversely affect our results of operations and prospects and the market price of our common shares or ADRs.

Risks Relating to Our Indebtedness

We have substantial indebtedness, especially since our business combination with Sadia, and our leverage could negatively affect our ability to refinance our indebtedness and grow our business.

At December 31, 2010, our total consolidated debt was R$7,202.9 million, and although our total consolidated debt was 20% lower than our total consolidated debt at December 31, 2009, our outstanding indebtedness remains substantial. A significant portion of our consolidated indebtedness was incurred by Sadia.  As of December 31, 2010, Sadia had total debt of R$2,717.6 million, of which 68.1% (R$1,851.4 million) was denominated in Brazilian reais  and 31.9% (R$866.2 million) was denominated in foreign currency (primarily U.S. dollars).

Our substantial indebtedness could have major consequences for us, including:

•        requiring that a substantial portion of our cash flows from operations be used for the payment of principal and interest on our debt, reducing the funds available for our operations or other capital needs;

•        limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate because our available cash flow after paying principal and interest on our debt might not be sufficient to make the capital and other expenditures necessary to address these changes;

•        increasing our vulnerability to general adverse economic and industry conditions because, during periods in which we experience lower earnings and cash flows, we would be required to devote a proportionally greater amount of our cash flows to paying principal and interest on debt;

•        limiting our ability to obtain additional financing in the future to fund working capital, capital expenditures, acquisitions and general corporate requirements;

•        making it difficult for us to refinance our indebtedness or to refinance such indebtedness on terms favorable to us, including with respect to existing accounts receivable securitizations;

•        placing us at a competitive disadvantage compared to competitors that are relatively less leveraged and that may be better positioned to withstand economic downturns; and

•        exposing our current and future borrowings made at floating interest rates to increases in interest rates.

We have substantial debt that matures in each of the next several years and may not be able to comply with our upcoming payment obligations.

As of December 31, 2010, we had R$2,227.7 million of debt that matures in 2011, R$2,030.1 million of debt that matures in 2012, R$661.7 million of debt that matures in 2013, R$195.4 million of debt that matures in 2014 and R$2,088 million of debt that matures in 2015 and thereafter. We may face difficulties in paying that debt as it matures.

A substantial portion of our outstanding debt is denominated in foreign currencies, primarily U.S. dollars. As of December 31, 2010, we had R$3,986.9 million of foreign currency debt, including R$691.3 million of short-term foreign currency debt. Our U.S. dollar-denominated debt must be serviced by funds generated from sales by our subsidiaries, the majority of which are not denominated in U.S. dollars. Consequently, when we do not generate sufficient U.S. dollar revenues to cover that debt service, we must use revenues generated in reais  or other currencies to service our U.S. dollar-denominated debt. Depreciation in the value of the real  or any of the other currencies of the countries in which we operate, compared to the U.S. dollar, could adversely affect our ability to service our debt. Foreign currency hedge agreements may not be effective in covering these currency-related risks.

The global stock and credit markets have recently experienced extreme disruption, including severely diminished liquidity, constrained credit availability and extreme volatility in securities prices. The global economic and financial crisis also significantly affected demand in our principal export markets in 2008 and 2009, leading to decreases in our average selling prices.  Any future uncertainty in the stock and credit markets could also negatively impact our ability to access additional short-term and long-term financing, which could negatively impact our liquidity and financial condition. If, in future years:

•        the pressures on credit return as a result of disruptions in the global stock and credit markets,

•        our operating results worsen significantly,

•        we are unable to complete any necessary divestitures of non-core assets and our cash flow or capital resources prove inadequate, or

•        we are unable to refinance any of our debt that becomes due, we could face liquidity problems and may not be able to pay our outstanding debt when due, which could have a material adverse effect on our consolidated business and financial condition.

The terms of our indebtedness impose significant operating and financial restrictions on us.

The instruments governing our consolidated indebtedness impose significant operating and financial restrictions on us. These restrictions may limit, directly or indirectly, our ability, among other things, to undertake the following actions:

•        borrow money;

•        make investments;

•        sell assets, including capital stock of subsidiaries;

•        guarantee indebtedness;

•        enter into agreements that restrict dividends or other distributions from certain subsidiaries;

•        enter into transactions with affiliates;

•        create or assume liens; and

•        engage in mergers or consolidations.

Although the covenants to which we are subject have exceptions and qualifications, the breach of any of these covenants could result in a default under the terms of other existing debt obligations. Upon the occurrence of such an event of default, all amounts outstanding under the applicable debt instruments and the debt issued under other debt instruments containing cross-default or cross-acceleration provisions, together with accrued and unpaid interest, if any, might become or be declared immediately due and payable. If such indebtedness were to be accelerated, we may have insufficient funds to repay in full any such indebtedness. In addition, in connection with the entry into new financings or amendments to existing financing arrangements, our subsidiaries’ financial and operational flexibility may be further reduced as a result of more restrictive covenants, requirements for security and other terms.

Risks Relating to Brazil

Brazilian economic, political and other conditions, and Brazilian government policies or actions in response to these conditions, may negatively affect our business and results of operations.

The Brazilian economy has historically been characterized by interventions by the Brazilian government and unstable economic cycles. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil’s economy. For example, the government’s actions to control inflation have at times involved setting wage and price controls, blocking access to bank accounts, imposing exchange controls and limiting imports into Brazil. We have no control over, and cannot predict, what policies or actions the Brazilian government may take in the future.

Our business, results of operations, financial condition and prospects as well as the market prices of our common shares or the ADRs may be adversely affected by, among others, the following factors:

•        exchange rate movements;

•        exchange control policies;

•        expansion or contraction of the Brazilian economy, as measured by rates of growth in GDP;

•        inflation;

•        tax policies;

•        other economic political, diplomatic and social developments in or affecting Brazil;

•        interest rates;

•        energy shortages;

•        liquidity of domestic capital and lending markets;

•        changes in environmental regulation; and

•        social and political instability.

These factors, as well as uncertainty over whether the Brazilian government may implement changes in policy or regulations relating to these factors, may adversely affect us and our business and financial performance and the market prices of our common shares or the ADRs.

Inflation, and government measures to curb inflation, may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations , financial condition, and the market prices of our common shares or the ADRs.

Brazil experienced high rates of inflation in the past. According to the General Market Price Index (Índice Geral de Preços do Mercado) or “IGP-M,” a general price inflation index, the inflation rates in Brazil were 3.8% in 2006, 7.7% in 2007, 9.8% in 2008, (1.7)% in 2009 and 11.3% in 2010. In addition, according to the IPCA, published by the IBGE, the Brazilian consumer price inflation rates were 3.1% in 2006, 4.5% in 2007, 5.8% in 2008, 4.3% in 2009 and 5.9% in 2010.  Increases in certain commodity prices and other factors could cause consumer inflation to deviate from the Brazilian Central Bank’s target for 2011.  See “Item 5. Operating and Financial Review and Prospects—A. Operating and Financial Review and Prospects—Principal Factors Affecting Our Results of Operations—Brazilian and Global Economic Conditions” and “—Effects of Exchange Rate Variations and Inflation.”

The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil in the past and to heightened volatility in the Brazilian securities markets.

Brazil may experience high levels of inflation in future periods. Periods of higher inflation may slow the rate of growth of the Brazilian economy, which could lead to reduced demand for our products in Brazil and decreased net sales. Inflation also is likely to increase some of our costs and expenses, which we may not be able to pass on to our customers and, as a result, may reduce our profit margins and net income. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, the costs of servicing our debt may increase, resulting in lower net income. Inflation and its effect on domestic interest rates can, in addition, lead to reduced liquidity in the domestic capital and lending markets, which could affect our ability to refinance our indebtedness in those markets and may have an adverse effect on our business, results of operations, financial condition and the market price of our common shares and the ADRs.

Exchange rate movements may adversely affect our financial condition and results of operations.

The Brazilian currency has been devalued frequently over the past four decades. Throughout this period, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. In 2006 and 2007 the real  appreciated 9.5% and 16.3%, respectively, against the U.S. dollar. In 2008, the real  depreciated 31.9% against the U.S. dollar. In 2009 and 2010 the real  appreciated 25.5% and 4.3%, respectively, against the U.S. dollar.

Any appreciation of the real  against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments, as well as to a dampening of export-driven growth. Our production costs are denominated in reais, but our export sales are mostly denominated in U.S. dollars or euros. Financial revenues generated by exports are reduced when translated to reais  in the periods in which the real  appreciates in relation to the U.S. dollar. Any such appreciation could reduce the competitiveness of our exports and adversely affect our net sales and our cash flows from exports.

Devaluation of the real  against the U.S. dollar could create additional inflationary pressures in Brazil by increasing the price of imported products and requiring deflationary government policies. In addition, the prices of soy meal and soybeans, important ingredients of our animal feedstock, are closely linked to the U.S. dollar, and many of the mineral nutrients added to our feedstock must be purchased in U.S. dollars.

The price of corn, another important ingredient of our feedstock, is also linked to the U.S. dollar to a lesser degree. In addition to feedstock ingredients, we purchase sausage casings, breeder eggs, packaging and other raw materials, as well as equipment for use in our production facilities, from suppliers located outside Brazil whom we must pay in U.S. dollars or other foreign currencies. When the real  depreciates against the U.S. dollar, the cost in reais  of our U.S. dollar-linked raw materials and equipment increases, and these increases could materially adversely affect our results of operations.

We had total foreign currency-denominated debt obligations in an aggregate amount of R$3,986.9 million at December 31, 2010, representing 55% of our total consolidated indebtedness at that date. A significant portion of our consolidated debt is denominated in foreign currencies because export credit facilities available in foreign currencies often have attractive financing conditions and costs compared to other financing sources.

Foreign-currency denominated credit facilities also expose us to a greater degree of foreign exchange risk. We manage a portion of our exchange rate risk through foreign currency swaps and investments, and cash flows from export sales are in U.S. dollars and other foreign currencies, but our foreign currency debt obligations are not completely hedged. At December 31, 2010, our short-term consolidated exchange rate exposure was R$691.3 million of the amount described above. A significant devaluation of the real  in relation to the U.S. dollar or other currencies could increase the debt service requirements of our foreign currency-denominated obligations.

Fluctuations in interest rates may have an adverse effect on our business, financial condition and the market prices of our common shares or the ADRs.

The Central Bank establishes the basic interest rate target for the Brazilian financial system by reference to the level of economic growth of the Brazilian economy, the level of inflation and other economic indicators. The basic interest rate increased in 2003 until June 2003 when the Central Bank began to decrease it, reaching 11.25% in April 2008. In 2008, the Central Bank reversed the trend, increasing the basic interest rate to 13.75%. In 2009, the Central Bank decreased the rate to 8.75% and in 2010 it increased the basic interest rate to 10.75%.

At December 31, 2010, approximately 45% of our total liabilities from indebtedness and derivative instruments of R$7,202.9 million was either (1) denominated in (or swapped into) reais  and bears interest based on Brazilian floating interest rates, such as the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or “TJLP,” the interest rate used in our financing agreements with Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social — BNDES), or “BNDES,” and the Interbank Deposit Certificate Rate (Certificado de Depósito  Interbancário), or “CDI” rate, an interbank certificate of deposit rate that applies to our foreign currency swaps and some of our other real-denominated indebtedness, or (2) U.S. dollar-denominated and bears interest based on LIBOR. Any increase in the CDI, TJLP or LIBOR rates may have an adverse impact on our financial expenses and our results of operations.

Changes in tax laws may increase our tax burden and, as a result, negatively affect our profitability.

The Brazilian government regularly implements changes to tax regimes that may increase our tax burden, as well as our customers. These changes include changes in tax rates and possibly the creation of temporary taxes, that proceeds are intended for purposes established by the government. The Brazilian government has repeatedly proposed tax reform, aimed primarily at simplifying the tax system in Brazil, to avoid internal disputes in the states and municipalities around the country and redistribute the revenues resulting taxes. However, these government proposals may not be approved or turned into laws. The effects of these new proposals for tax reform, as well as any other changes resulting from the enactment of other tax reforms have not been, nor can they be quantified. However, some measures, if enacted, may result in increases in our overall tax burden and harm our financial performance as a whole.

4.2. Comments on expected changes in exposure to risk factors.

                Currently, the Company does not visualize any changes in the risks mentioned under 4.1, other than those already specified in the descriptions of the principal risks.

4.3. Significant and non-confidential legal, administrative and arbitration proceedings.

Tax Cases:

1)    Subject: Industrialized Products Tax Credits- IPI- Sadia

a) Court: Judiciary- Lower Federal Court Joaçaba/SC
b) Level: 1st
c) Filing Date:08.08.2007
d) d) Parties to the case: Federal Government x Sadia
e) Amounts, goods or rights involved: R$ 403,384,280.50 (12.31.2010)

Principal facts: Sadia used the IPI tax credit recognized in Ordinary Action No. 93.0017410-0 to offset debts COFINS, PIS and social contribution. The amount of credit used by the company had not yet been definitively quantified, which is why the IRS glossed compensation. In 2007 tax foreclosure was filed against Sadia. In 2010 the tax foreclosure was moved to Brasilia, where it was appended to the main action for implementing the credit award.

f) Risk of loss: Possible

g)   Analysis of impact in the event of loss: In case of the entire credit of Sadia isn´t recognized after closed all instances of litigation, the company will be be compelled to pay debts corresponding tax.

h) Amount provisioned, if there is a provision: Not provisioned. See explain notes.

2)    Subject:   Industrialized Products Tax credit IPI- BRF

a) Court: Judiciary
b) Level: 2nd
c) Filing Date: 02.27.1987
d) Parties to the case: State Government x BRF – Brasil Foods S/A
e) Amounts, goods or rights involved: BRF – R$ 797,190,885.05 (12.31.2010)

Principal facts:  Discusses the compensation of IPI premium credit on exports from 1982. The case became final decision favorable to the BRF. Was initiated liquidation of the sentence and in 2010 the court of 1st instance found to have a zero balance to be settled. In 2010 BRF appealed to Federal Court of Rio Grande do Sul and the decision was revised, keeping part of the credits. In 2011 were submitted requests for clarification regarding the decision. Depending on the decision on the embargo, the discussion will follow to the high courts in Brasilia.

f) Risk of loss: Possible
g) Analysis of impact in the event of loss: There is no impact, as BRF is the plaintiff.
h) Amount provisioned, if there is a provision: Not provisioned.

3)    Subject: Tax Violation Notice- Profits Earned Abroad

a) Court: Administrative – Administrative Tax Council
b) Level: 2nd
c) Filing Date: 09.29.2008
d) Parties to the case: Federal Government x BRF – Brasil Foods S/A
e) Amounts, goods or rights involved: R$: 156,730,457.95 (12.31.2010)

Principal facts: The tax authorities issued this tax violation notive demanding payment of Corporate Income Tax (“IRPJ”) and Social Contribution on Net Profits (“CSLL”) for tr the calendar years 2003 and 2004, increased by default interest and fine crafts (of 75% for 2003 and 150% for 2004). In summary, the tax authorities allege that company should have included in the calculation of Actual Profits and in the Calculation Basis of CSLL the profits earned aborad by the company Perdigão Overseas, with headquarters in the Cayman Islands, in view that the holding Crossban Holdings GMBH with headquarters in Austria is a disregarded entity. In 09.02.09 was issued the first administrative decision dismissing the notice of infraction and thus canceled all the tax requirements. It was then brought to the Appeal Office of the Board of Tax Appeals, to which is awaiting trial.

f) Risk of loss: Possible

g)   Analysis of impact in the event of loss: In case the tax ciolation notice is upheld at administrative level, the discussion may be brought before the judiciary, and only after the case runs its course can it have financial impact.

h) Amount provisioned, if there is a provision: Not provisioned. See explain notes.

4)    Subject:  Tax Violation Notice- Singular Fine

a) Court: Administrative- Administrative Tax Council
b) Level: 2nd
c) Filing Date: 09.28.2009
d) Parties to the case: BRF – Brasil Foods S/A x Federal Government
e) Amounts, goods or rights involved: R$ 163,061,358.64 (12.31.2010)

f)    Principal facts: Concerns the regulatory fine equal to 0.02 per day in arrears up to 1% of gross revenue for the period based on the allegation of failure/delay to deliver the magnetic tape to RFB, in respect to the periods from 2003 to 2005. Challenge dismissed in part. Awaiting trial of the action for trade and resource volunteer.

g) Risk of loss: Remote

h)  Analysis of impact in the event of loss: In case the tax violation is upheld at the administrative level, the discussion may be brought before the judiciary, and only after the case runs it course can it have a financial impact.

i) Amount provisioned, if there is a provision: Not provisioned..

Civil Cases:

1)      Subject: Class Action

a. Court: Federal District Court for the Southern District of New York in the United States of America
b. Level: 1st
c. Filing Date: 2008
d. Parties to the case: Group of investors of Sadia x Sadia and some of their current and former executives
e. Amounts, goods or rights involved: AAt the current stage of the case, it is not possible determine the amounts involved.

f.                   Principal facts: The subsidiary Sadia, and some of its current and former executives were named as defendants in five class action lawsuits filed by investors of American Depositary Receipts (“ADRs”) issued by Sadia, purchased between 04.30.08 and 09.26.08 (Class Period). These actions were filed in Federal District Court for the Southern District of New York in the United States of America, seeking a remedy Securities Exchange Act of 1934 for losses on currency exchange derivative contracts during the Class Period. By court order, the five actions were consolidated into one action (Class Action) on behalf of the group of Sadia investors.

g. Risk of loss: At the current stage of the process, it is not possible to determine the probability of any loss and the amounts involved and therefore no provision was made.
h. Analysis of impact in the event of loss:There is none.
i. Amount provisioned, if there is a provision: There is none.

4.4. Non-confidential legal, administrative and arbitration proceedings, the plaintiffs in which are administrators, ex-administrators, controllers, ex-controllers or investors.

Civil Cases:

1) Matter: Action for damages

a) Court: Lower Civil Court of the Judicial District of the City of São Paulo, State of São Paulo
b) Level: 1st
c) Filing Date: 01/28/2009
d) Parties to the case: Alexandre Dantas Fronzaglia x HFF Participações S/A
e) Amounts, goods or rights involved: At the current stage of the case, it is not possible determine the amounts involved.

f)    Principal facts: The plaintiff filed an action for damages against HFF (former controlling company of Sadia) for actual damages and lost profits arising from currency derivatives losses and, on the date of the facts, has 14,000 shares PN of Sadia. In February 2010, HFF filed its defense. The Judge in the case started the term for the plaintiff to reply to the defense. The Plaintiff’s reply was filed into the records in May 2010. Currently, we are awaiting notice to HFF that the Reply was filed into the records.

g) Risk of loss: Remote
h) Analysis of impact in the event of loss: There is none.
i) Amount provisioned, if there is a provision: There is none.

4.5. Significant confidential proceedings

                Not applicable.

4.6. Repetitive or related and non-confidential legal administrative and arbitration proceedings which collectively are deemed significant

  Subject:  Fiscal War

a) Court: Administrative/ Judiciary
b) Level: Various jurisdications
c) Filing Date: Various dates
d) Parties to the case: States Governments x BRF or Sadia
e) Amounts, goods or rights involved: R$ 1,057,311
f) Principal facts: Fiscal War. Assessment of the State of destination of goods according not accepting the presumed benefit for the credit granted by the State of origin.
g) Risk of loss: Possible
h) Analysis of impact in the event of loss: Discussion on administrative and judicial spheres, with possible financial impact after the final decisions on each case.
i) Amount provisioned, if there is a provision: Not provisioned.

Subject:  Basic Needs Grocery Package

a) Court: Administrative/ Judiciary
b) Level: Various jurisdications
c) Filing Date: Various dates
d) Parties to the case: State Government x BRF- Brasil Foods S/A or Sadia
e) Amounts, goods or rights involved: R$ 388,913

f)       Principal facts: Failed to expense off ICMS in respect to entry of goods belonging to the basket of basic household goods, the outflow of which occurred with reduction of the calculation basis (expense off proportional to the reduction).

g) Risk of loss: Possible

h)      Analysis of impact in the event of loss: In case there is no success at the administrative level, the dispute may be brought before the judiciary and only after the case runs its course can there be a financial impact.

i) Amount provisioned, if there is a provision: Not provisioned.

4.7. Other significant contingencies

In the civil and tax area, there is none.

As of December 31st, 2010, we are party to 10,508 labor cases, the majority of which are claims arising from divergent interpretations on compliance with legal and regulatory rules on overtime, additional amounts related to the work environment, indirect terminations, illnesses and injuries supposedly incurred at work. Based on past experience and legal counsel, provisions were made for losses in the amount of R$ 101  million, which we believe to be sufficient to cover potential losses.

4.8. Rules of the country of origin and of the country in which the securities are held in custody.

Risks Relating to Our Common Shares and the ADRs

Holders of ADRs may find it difficult to exercise voting rights at our shareholders’ meetings.

Holders of ADRs may exercise voting rights with respect to our common shares represented by ADSs and evidenced by ARSs only in accordance with the deposit agreement governing the ADRs. Holders of ADRs face practical limitations in exercising their voting rights because of the additional steps involved in our communications with ADRs holders. For example, we are required to publish a notice of our shareholders’ meetings in specified newspapers in Brazil. Holders of our common shares are able to exercise their voting rights by attending a shareholders’ meeting in person or voting by proxy. By contrast, holders of ADRs will receive notice of a shareholders’ meeting by mail from the ADR depositary if we give notice to the depositary requesting the depository to do so. To exercise their voting rights, holders of ADRs must instruct the ADR depositary on a timely basis. This voting process necessarily takes longer for holders of ADRs than for holders of our common shares. If the ADR depositary fails to receive timely voting instructions for all or part of the ADRs, the depositary will assume that the holders of those ADRs are instructing it to give a discretionary proxy to a person designated by us to vote their ADRs, except in limited circumstances.

Holders of ADRs also may not receive the voting materials in time to instruct the depositary to vote our common shares underlying the ADSs that are evidenced by their ADRs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions of the holders of ADRs or for the manner of carrying out those voting instructions. Accordingly, holders of ADRs may not be able to exercise voting rights, and they have little, if any, recourse if the common shares underlying the ADSs that are evidenced by their ADRs are not voted as requested.

Non-Brazilian holders of ADRs and common shares may face difficulties in protecting their interests because we are subject to different corporate rules and regulations as a Brazilian company and our shareholders may have less extensive rights.

Holders of ADRs are not direct shareholders of our company and are unable to enforce the rights of shareholders under our bylaws and the Brazilian Corporation Law.

Our corporate affairs are governed by our bylaws and the Brazilian Corporation Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the State of Delaware or New York, or elsewhere outside Brazil. Even if a holder of ADRs surrenders its ADRs and becomes a direct shareholder, its rights as a holder of our common shares under the Brazilian Corporation Law to protect its interests relative to actions by our board of directors or executive officers may be fewer and less well-defined than under the laws of those other jurisdictions.

Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are subject to different levels of regulations and supervision than the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well-defined and enforced in Brazil than in the United States and certain other countries, which may put holders of our common shares and the ADRs at a potential disadvantage. Corporate disclosures also may be less complete or informative than for a public company in the United States or in certain other countries.

Non-Brazilian holders of ADRs and common shares may face difficulties in serving process on or enforcing judgments against us and other persons.

We are a corporation (sociedade anônima) organized under the laws of Brazil, and all of our directors and executive officers and our independent public accountants reside or are based in Brazil. Most of the assets of our company and of these other persons are located in Brazil. As a result, it may not be possible for non-Brazilian holders of ADRs and common shares to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests in the case of actions by us or our directors or executive officers than would shareholders of a U.S. corporation.

Judgments of Brazilian courts with respect to our common shares may be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of the common shares, we may not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais  may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the common shares or the ADRs.

Holders of ADRs and non-Brazilian holders of our common shares may be unable to exercise preemptive rights and tag-along rights with respect to our common shares underlying the ADSs evidenced by their ADRs.

Holders of ADRs and non-Brazilian holders of our common shares may be unable to exercise the preemptive rights and tag-along rights relating to our common shares (including common shares underlying the ADSs evidenced by their ADRs) unless a registration statement under the U.S. Securities Act of 1933, as amended, or the “Securities Act,” is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, a holder may receive only the net proceeds from the sale of his or her preemptive rights or tag-along, or if these rights cannot be sold, they will lapse and the holder will receive no value from them.

Provisions in our bylaws may prevent efforts by our shareholders to change our control or management.

Our bylaws contain provisions that may discourage, delay or make more difficult a change in control of our company or removal of our directors. Subject to limited exceptions, these provisions require any shareholder that acquires shares representing 20% or more of our share capital to, within 30 days from the date of such acquisition, commence a tender offer with respect to all of our share capital for a price per share equivalent to the greatest of: (1) the economic value of our company, which shall be equivalent to the arithmetic average of the mean points of the economic value ranges obtained in two appraisal reports prepared based on the discounted cash flow method, as long as the variation between these mean points shall not exceed 10%, in which case the economic value shall be determined through arbitration; (2) 135% of the issue price of the shares issued in any capital increase through a public offering that takes place within the 24-month period before the date on which the public offering shall become mandatory, duly adjusted in accordance with the IPCA variation up to the date of payment; and (3) 135% of the unit price of our shares within the 30-day period before the public offering. These provisions of our bylaws may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of our shareholders.

Holders of ADRs could be subject to Brazilian income tax on capital gains from sales of ADRs.

Historically, any capital gain realized on a sale or other disposition of ADRs between non-Brazilian holders outside Brazil was not subject to Brazilian income tax. However, a December 2003 Brazilian law (Law No. 10,833) provides that “the acquirer, individual or legal entity resident or domiciled in Brazil, or the acquirer’s attorney-in-fact, when such acquirer is resident or domiciled abroad, shall be responsible for the retention and payment of the income tax applicable to capital gains earned by the individual or legal entity resident or domiciled abroad who disposes of property located in Brazil.” The Brazilian tax authorities have issued a normative instruction confirming that they intend to assess income tax on capital gains earned by non-Brazilian residents whose assets are located in Brazil. It is unclear whether ADSs representing our common shares and evidenced by ADRs, which are issued by the ADR depositary outside Brazil, will be deemed to be “property located in Brazil” for purposes of this law. Accordingly, we cannot determine whether Brazilian tax authorities will attempt to tax any capital gains arising from the sale or other disposition of the ADRs, even when the transaction is consummated outside Brazil between non-Brazilian residents.

Brazilian taxes may apply to a gain realized by a non-Brazilian holder on the disposition of common shares to another non-Brazilian holder.

The gain realized by a non-Brazilian holder on the disposition of common shares to another non-Brazilian holder (other than a disposition of shares held pursuant to Resolution No. 2,689, as amended, of the CMN) is generally viewed as being subject to taxation in Brazil. Pursuant to Law No. 10,833/03, Brazilian tax authorities may assess income tax on capital gains earned by non-Brazilian residents in transactions involving assets that are located in Brazil. In this case, the tax rate applicable on the gain would be 15% (or 25% in the case of a non-Brazilian holder organized under the laws of or a resident of a tax haven). For additional discussion of the tax consequences of a disposition of our common shares, see “Item 10. Additional Information––Taxation.”

The relative volatility and limited liquidity of the Brazilian securities markets may negatively affect the liquidity and market prices of our common shares and the ADRs.

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The BM&F Bovespa - Securities, Commodities & Futures Exchange, or the “São Paulo Stock Exchange,” had a total market capitalization of R$2,569.41 billion, or U.S.$1,542.08 billion, at December 31, 2010 and an average daily trading volume of R$6.5 billion in 2010. By contrast, the New York Stock Exchange had a market capitalization of U.S.$16.5 trillion at December 31, 2010 (U.S. domestic listed companies) and an average daily trading volume of U.S.$71.2 billion in 2010. The Brazilian securities markets are also characterized by considerable share concentration.

The ten largest companies in terms of market capitalization represented approximately 43.42% of the aggregate market capitalization of the São Paulo Stock Exchange at December 31, 2010. In addition, the ten most widely traded stocks in terms of trading volume accounted for approximately 49.8% of all shares traded on the São Paulo Stock Exchange in 2010. These market characteristics may substantially limit the ability of holders of the ADRs to sell common shares underlying ADSs evidenced by ADRs at a price and at a time when they wish to do so and, as a result, could negatively impact the market prices of these securities.

Developments and the perception of risks in other countries, especially emerging market countries, may adversely affect the market prices of our common shares and the ADRs.

The market for securities issued by Brazilian companies is influenced, to varying degrees, by economic and market conditions in other emerging market countries. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the capital markets in other countries to fluctuate. Developments or adverse economic conditions in other emerging market countries have at times resulted in significant outflows of funds from, and declines in the amount of foreign currency invested in, Brazil. For example, in 2001, after a prolonged recession, followed by political instability, Argentina announced that it would no longer continue to service its public debt. The economic crisis in Argentina negatively affected, for several years, investors’ perceptions of Brazilian securities. Economic or political crises in Latin America or other emerging markets may significantly affect perceptions of the risk inherent in investing in the region, including Brazil.

The Brazilian economy also is affected by international economic and market conditions generally, especially economic and market conditions in the United States. Share prices on the São Paulo Stock Exchange, for example, have historically been sensitive to fluctuations in U.S. interest rates as well as movements of the major U.S. stock indexes.

Developments in other countries and securities markets could adversely affect the market prices of our common shares or the ADRs and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

Based on our financial statements, relevant market and shareholder data, and the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes for 2009, and we do not expect to be a PFIC for 2010 or in the future, although we can provide no assurances in this regard. If we become a PFIC, U.S. holders of our common shares or ADRs may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for U.S. tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our common shares and ADRs, which is subject to change.

5. MARKET RISKS

5.1. Description of the principal market risks.

In the ordinary course of business, the Company is exposed to market risks related to fluctuations in interest rates, foreign exchange rates and commodity prices. The Company uses instruments of protection to minimize its exposure to these risks, based on the Financial Risk Management Policy (“Risk Policy”) under the management of the Financial Risk Management Committee, Executive Directors and the Board of Directors.

The Company has implemented policies and procedures to manage such exposures and may enter into instruments of protection, as long as they are approved by the Board of Directors in order to mitigate the impact of these risks. Such policies and procedures include the monitoring Company’s exposure levels to each market risk, the measuring of each risk includes an analysis based on net accounting exposure and a forecast of future cash flows, in addition to the establishment of limits for decision making and use.All instruments used by the company are intendend to i) protecting the all currency exposure of its debt and cash flow, (ii) exposure to interest rates, and (iii) the exposure of variation in prices of some commodities.

The Board of Directors has a fundamental role in the structure of financial risk management as it is responsible for the approval of the Risk Policy and for monitoring the compliance of this policy and checking the framework of the overall limits established. Furthermore, it defines the limits of tolerance to different risks identified as acceptable to the Company on behalf of its shareholders.

The Executive Directors are responsible for assessing the positioning of the Company for each identified risk, according to the guidelines issued by the Board of Directors. Moreover, it is responsible for the approval of: (i) the action plans defined for the alignment of tolerance risk set; (ii) performance indicators to be used in risk management; (iii) the overall limits; and (iv) evaluation of suggestions for improvements in the policy.

The Financial Risk Management Committee is responsible for implementing the Risk Policy. The Committee oversees the process of risk management, plans and verifies the impact of decisions implemented, evaluates and approves hedge alternatives, tracks and monitors the levels of exposure to risk and the compliance with the policy, monitors the performance of the hedging transactions through reports and evaluates stress scenarios to be applied in transactions, cash flow and indebtedness of the Company in accordance with the established policy.

The Risk Policy does not allow management to enter into leveraged derivatives transactions, and determines that hedging transactions are to be limited up to 2.5% of the Company’s shareholders’ equity.

The transactions are recorded and updated in the operating system, with proper segregation of duties, and validated by back-office and monitored daily by the treasury department.

Considering that the purpose of the transactions is to reduce risks and uncertainties to which the Company is exposed, the results achieved in 2009 were considered satisfactory.

As allowed by the CVM Deliberation No. 604/09, the Company applied hedge accounting for its derivative instruments classified as cash flow hedges, as established in its policy of financing risk management. The cash flow hedge is used to protect the exposure over volatility on the cash flow that (i) is related to a specific risk associated with a recognized asset or liability; (ii) a high probable transaction; and (iii) could affect profit and losses.

The purpose of the financial policy is to establish a threshold for the use of financial instruments, to protect the assets and liabilities exposed to exchange rate variation and interest, as well as, establish limits to operate with financial institutions. The policy compliance is under financing, administration and information technology directors’ responsibility.

Interest rate risks management:

Interest rate risk is the risk whereby the Company may incur economic losses dueto adverse changes in interest rates, which may be caused by factors related tocrisis of confidence and / or monetary policy change in domestic and foreignmarkets, etc. This exposure to interest rates risk relates mainly to changes in the market interest rates affecting the Company’s assets and liabilities indexed to LIBOR, TJLP, UMBNDES or to the CDI interest rates in addition to any positions prefixed in any of the indexes above mentioned that may cause unrealized losses and / or realized (early settlement) arising from the determination of fair market value (marking to market).

The Company’s Risk Policy does not restrict the exposure to different interest rates and does not establish limits between pre and post fixed rates.

The primary objectives of the Risk Policy are to minimize the costs of debt service and optimize income from applications/investments. For that, the Company continually monitors the market interest rate with the purpose of evaluating the eventual necessity of entering into derivative transactions to protect itself against the volatility risk of these rates. These operations are characterized primarily by swap exchange rate contracts, which changes a floating rate to a fixed rate and vice-versa, and which were accounted for using hedge accounting by the Company.

The Company seeks to manage a stable relationship with its short and long term debt position, maintaining a higher proportion in the long term. In addition, the Company has floating and fixed interest rate date that in conjunction with the debt positions minimize exposure to risks.

The debt is indexed, essentially, to the LIBOR, fixed coupon (R$ and USD), TJLP and UMBNDES rates. The occurrence of adverse changes in the market that results in the increase of LIBOR, also increases the cost of capitalized rate debt and, on the other hand, the cost fixed interest rate debt is reduced. The same consideration is also applicable to TJLP.

The Company’s financial assets are principally indexed to the CDI on the domestic market operations and fixed coupon (USD) on the foreign market operations. If an increase in the CDI occurs, the results become favorable while a decrease in the CDI would in unfavorable results.

The following table summarizes the changes in interest rates and the impact to the Company:

Interest Risk – Pre-fixed Interest					Risk – Post-fixed
Rate	Exposure	Variation	Impact	Rate	Exposure	Variation	Impact
CDI	Assets	+	-	CDI	Assets	+	+
CDI	Assets	-	+	CDI	Assets	-	-
CDI	Liabilities	+	+	CDI	Liabilities	+	-
CDI	Liabilities	-	-	CDI	Liabilities	-	+
Libor/Cupom USD	Assets	+	-	TJLP	Liabilities	+	-
Libor/Cupom USD	Assets	-	+	TJLP	Liabilities	-	+
Libor/Cupom USD	Liabilities	+	+	Libor	Liabilities	+	-
Libor/Cupom USD	Liabilities	-	-	Libor	Liabilities	-	+

During 2010, the Monetary Policy Committee (COPOM) started a cycle of increasing the basic interest rate raising it from 8.75% per year to 10.75% per year. Thus, the financial income from application subject to the CDI increased. Moreover, with the expectation of maintaining interest in other markets, the LIBOR remained at historically low levels by reducing the financial costs linked to this indicator.  In this sense, the results obtained with regard to the objectives proposed by the company as the exposure to interest rates were achieved in fiscal 2010.

Exchange risk management

Exchange rate risk is the risk that changes in foreign currency exchange rates may cause the Company to incur losses, leading to a reduction in assets or na increase in liabilities. The Company’s primary exposures to foreign currency exchange variations are those of the U.S. dollar, Euro and Sterling Pound against the Real.

The objectives of the Company’s Risk Policy are to hedge its exposure to foreign currencies through balancing its non-Real denominated assets against its non-Real denominated liabilities, in order to protect its balance sheet. Therefore, the Company operates in the over-the-counter (SWAP) and future (BM&F) markets.

The subsidiary Sadia does not have any open derivative positions..

Assets and liabilities denominated in foreign currencies are shown below:

		BR GAAP			BR GAAP and IFRS
	Parent Company			Consolidated
	12.31.10	12.31.09	01.01.09	12.31.10	12.31.09	01.01.09
Cash, cash equivalent and financial investments	166,961	185,052	11,010	2,493,006	2,133,943	1,205,219
Trade accounts receivable – third parties	65,869	35,577	27,788	951,041	666,310	708,491
Receivables from subsidiaries/ related companies	186,752	717,925	1,238	-	-	-
Contracts of exchange rates (swaps)- nominal value	-	(78,803)	(24,000)	-	(78,803)	826,450
Contracts for future U.S. dollars – face value	121,336	122,751	-	121,336	122,751	327,529
NDF contracts- face value **	-	-	-	(241,738)	(211,268)	-
Loans and financing	(863,737)	(1,309,416)	(1,078,902)	(4,016,076)	(4,484,361)	(4,072,604)
PPE´s designed as accounting hedge	803,955	-	-	803,955	-	-
Other operating assets and liabilities, net *	(587,391)	(979,784)	(743,638)	15,494	(5,091)	154,732
	(106,525)	(1,306,698)	(1,806,504)	127,018	(1,856,519)	(850,183)
Exposure in foreign currency exchange rate in R$	(106,525)	(1,306,698)	(1,806,504)	127,018	(1,856,519)	(850,183)
Exposure in foreign currency exchange rate in US$	(63,933)	(750,458)	(773,001)	76,232	(1,066,230)	(363,792)

 ((a) The dollar futures contracts ("NDFs") offshore not designated as accounting hedges, impacting the bottom line and not the equity.
(b) refers basically to the balance of inventories and suppliers.

The Company’s exposure in the amount of US$ 76.232  is within the limit established by the Risk Policy.

In addition, the Company’s Risk Policy aims to protect operating income and costs that involved transactions arising from commercial activities, such as estimates of exports and purchases of raw materials. For this, the Company uses protection instruments, approved by the Risk Policy, focusing on the protection of forecasted cash flow denominated in foreign currency.

On 31.12.10, the Company had NDF operations, buying options on the dollar ("PUT") amounting to U.S. $ 480.000 and pre-payment of export ("PPE's) amounting to U.S. $ 482.508, designated as hedge accounting effective (unrealized gains or losses deferred in equity until later in the record group operating revenues at its completion). On the same date, the Company held a short position of EUR 187.000 and GBP 43.500.

In order to follow the Risk Policy, the Company conducts daily monitoring, through reports issued by the treasury department financial area and validated by the operational support area (back office), of cash-flow needs and foreign exchange exposure.

Breakdown of derivative financial instruments:The position of derivatives outstanding as of December 31, 2010, and 2009 is as follows:

BR GAAP and IFRS
Consolidated 12.31.10
Instrument	Subject to hedge	Maturity	Receivable	Payable	Reference value (notional)	Market value (1)
NDF	Exchange rate	From 01/2011 to 11/2011	R$ (Pre - 9.66%)	US$ (EV)	716,466	54,541
NDF	Exchange rate	From 01/2011 to 11/2011	R$ (Pre - 9.49%)	EUR (EV)	416,636	22,974
NDF	Exchange rate	From 01/2011 to 11/2011	R$ (Pre - 9.40%)	GBP (EV)	112,561	7,862
NDF	Exchange rate	From 01/2011 a 06/2011	R$ (Pre - 8.21%)	US$ (EV)	241,738	11,149
NDF	Exchange rate	03/2011	US$ (Pre - 0.23%)	EUR (EV)	100,260	(1,677)
Swap	Exchange rate	07/2013	US$ (EV) + 7%	R$ (76% of the CDI)	56,112	(756)
Swap	Exchange rate	From 01/2011 to 12/2013	US$ (EV) + LIBOR 3M + 3.83%	R$ (97.50% of CDI)	330,750	(42,793)
Swap	Interest rate	From 01/2010 to 08/2013	US$ (EV) + LIBOR 3M + 0.25%	US$ (EV) +2.37%	172,230	(3,951)
Swap	Interest rate	05/2012	US$ (EV) + LIBOR 3M + 3.85%	US$ (EV) + 5.78%	62,787	(886)
Swap	Interest rate	From 01/2011 to 08/2013	US$ (EV) + LIBOR 6M + 0.80%	US$ (EV) + 3.77%	838,762	(23,780)
Swap	Interest rate	11/2012	US$ (EV) + LIBOR 12M + 0.71%	US$ (EV) + 3.70%	198,025	(6,974)
Options	Exchange rate	01 and 02/2011	R$	US$ (EV)	85,461	2,068
Options	Live cattle	From 08 to 11/2011	R$	R$	44,039	(225)
Futures contracts	Exchange rate	02/2011	US$ (EV)	R$	121,336	(1,104)
Futures contracts	Live cattle	From 01 to 10/2011	R$	R$	4,422	(17)
					3,501,584	16,432

BR GAAP and IFRS
Consolidated 12.31.09
Instrument	Subject to hedge	Maturity	Receivable	Payable	Reference value (notional)	Market value (1)
NDF	Exchange rate	06/2010	R$ 8.39% p.y.	US$	786,667	20,918
NDF	Exchange rate	06/2010	R$ 6% p.y.	US$	211,268	2,721
Swap	Exchange rate	From 01/2010 to 07/2013	US$ + 7%	76% of CDI	56,112	279
Swap	Exchange rate	09/2011	118.5% of CDI	US$ + 83% CDI	86,144	2,465
Swap	Exchange rate	12/2011	US$ + LIBOR 3M + 3.83%	97.83% of CDI	330,750	(51,190)
Swap	Interest rate	08/2012	US$ + LIBOR 3M + 1.76%	US$ + 4.74%	146,362	(4,712)
Swap	Interest rate	08/2013	US$ + LIBOR 6M + 0.70%	US$ + 3.77%	838,762	(24,741)
Swap	Interest rate	12/2012	US$ + LIBOR 12M + 0.71%	US$ + 3.69%	198,025	(5,262)
Future contract	Exchange rate	02/2010	US$	R$	122,751	20
					2,776,841	(59,502)

The Company entered into swap operations, NDF and future contracts with the objective of minimizing the effects of changes in exchange rates and to protect against changes in interest rate variations.

The Company believes that the results obtained from these derivative transactions are in line with the Risk Policy adopted by the Company.

Credit management

The Company is potentially subject to the credit risk related to trade accounts receivable, financial investments and derivative contracts. The Company limits its risk associated with these financial instruments, allocating them to financial institutions selected by the criteria of rating and percentage of maximum concentration by counterparties.

The credit risk concentration of accounts receivable is minimized due to the diversification of the customer portfolio and concession of credit to customers with sound financial and operational conditions. The Company does not normally require collateral for credit sales, yet it has a contracted credit insurance policy for specific markets.

On December 31, 2010 , the Company maintained financial investments above R$10.000 at the following financial institutions: Santander, Itaú Unibanco, Banco do Brasil, Bradesco, Votorantim, Deutsche Bank, Safra, Credit Suisse, Standard, BTG Pactual, HSBC, Caixa Econômica Federal, Banco do Nordeste and Citibank.

The Company also held derivative contracts with the following financial institutions: Santander, Citibank, HSBC, Credit Suisse, Banco do Brasil, Itaú BBA, Rabobank, Merrill Lynch, Votorantim,

Bradesco, JP Morgan, Banco Espírito Santo, BNP, Barclays, Pactual and Morgan Stanley.

Liquidity risk management

Liquidity risk management aims to ensure adequate readily-available resources to meet all Company’s obligations on time and at all times. With this objective, this policy aims to reduce the impacts caused by events which may create material volatility to the Company’s cash flow.

The Company has identified market risk factors which are linked to future cash flow and may jeopardize its liquidity. It also calculates the Cash Flow at Risk (“CFAR”) on a twelve-month basis targeting to verify possible cash flow forecast deviations. The Company established a minimum amount of cash and cash equivalents to be considered based on to the average monthly turnover and LTM EBITDA, among other aspects.

Derivatives transactions may demand payment of cyclical variations (“deposit margins”). Currently, the Company holds only BM&F operations with daily variations. The control of variations is conducted through the Value at Risk (VAR) methodology, which measures with statistical accuracy of the probable maximum variation to be paid on a 1- to 21-day interval. The Company then assesses such VAR with its policy.

With regards to the investments, the Company presents conservative allocation principles focusing on liquidity, diversification (avoiding counterparty concentration) and profitability.

The Company’s also considers its refinancing risks. The current leverage profile and debt maturity schedule allow the Company to maintain a satisfactory level of refinancing risks given the credit and capital markets environment and the Company’s operating performance, Given the internal targets, the majority of the Company’s financial debt is allocated in the long term. On December 31, 2010, the long-term debt portion accounted for 69% of total debt, presenting an average term of higher than 3 years.

Commodity price risk management

In the normal course of its operations, the Company purchases commodities, mainly corn, soymeal and live hog, which are some of the individual components of production cost.

Corn and soymeal prices are subject to volatility resulting from weather conditions, crop yield, transportation costs, storage costs, agricultural policy of the government, foreign exchange rates and the prices of these commodities on the international market, among others factors. The prices of hog acquired from third parties are subject to market conditions and are influenced by internal availability and levels of demand in the international market, among other aspects.

The Risk Policy establishes limits for hedging the corn and soymeal purchase flow, aiming to diminish the impact of a price increase of these raw materials, with the possibility of using derivative instruments or inventory management for this purpose. Currently the management of inventory levels is used exclusively as a hedging instrument.

During 2010, the Company’s management decided to hedge the exposure to live cattle directly linked to the different business categories within the scope of the Beef Division. The following categories are contemplated: (i) forward purchase of cattle, (ii) contracting of own cattle confinement, (iii) contracting of cattle confinement with partnership and (iv) spot purchase of cattle aiming to guarantee the off-season scale of slaughtering.

The contracts are recorded at their fair value by means of the financial result, regardless of the expiration month of the contract.

The Company held a short position at BM&F of 137 futures contracts on December 31, 2010, maturing in January, February and October 2011, not having contracted this category of derivatives in previous years.

Additionally, through the use of options strategies, the company held a short position of 700 lots.

5.2- Description of the policy for management of market risks.

Financial Risk Management Policy

APPROVED ON 10/27/2011

Summary

1.	PURPOSE	3

2.	VALIDITY	3

3.	INITIAL PROVISIONS AND GOVERNANCE	3
3.1	Financial Risk Management Committee	4
3.2	Duties	4
3.2.1	Board of Directors	4
3.2.2	Board of Directors Finance and Risk Management Committee	4
3.2.3	Executive Board	5
3.2.4	Financial Risk Management Committee	5
3.2.5	Traders	5
3.2.6	Risk Management Area	6
3.2.7	Outside consultant	6
3.2.8	Internal audit	6
3.3	Independence	6

4.	ELIGIBLE INSTRUMENTS	7

5.	Market risk	7
5.1	Risk factors	7
5.1.1	Mapped Risk factors	7
5.2	Exposure to the Exchange Rate	8
5.2.1	Cash Flow or Type 1 Exposure	8
5.2.1.1	Risk control policy	8
5.2.2	Balance Sheet or Type 2 Exposure	9
5.2.2.1	Risk control policy	9
5.3	Exposure to Commodities	9
5.3.1	Risk control policy	9
5.4	Exposure to Live Cattle [Boi Gordo]	10
5.4.1	Risk Control and Policy	10
5.4.1.1	Term, Confinement, Calving and Recalving	10
5.5	Other risk factors	11

6.	PROCEDURES AND LIMITS OF AUTHORITY	11
6.1	Change of strategy	11
6.2	Use of Limits of Authority	11

6.3	Limits of Authorities	12

7.	GENERAL CONDITIONS	12
7.1	Negotiating and Operational Procedures	13

8.	HEDGE ACCOUNTING	14
8.1	General accounting rule for financial instruments	14
8.2	Hedge accounting rules	14

9.	REVIEW OF THIS POLICY	15

ATTACHMENTS		16
I.	Glossary	16
II.	MARKING TO MARKET – MTM CALCULATION METHOD	18
A.	Libor FLOW	18
B.	LINEAR RATE INTERPOLATION	19
C.	CDI* X US DOLLAR Swap	19

1.              PURPOSE

The purpose of this document is to present BRF-Brasil Foods SA (hereinafter referred to as BRF or the Company) financial risk management policies, the main focus of which is the market risk. This policy conforms to the best international practices and also complies with the standards laid down by the regulatory entities in Brazil and abroad,

It establishes guidelines and limits to govern the actions of the areas involved in the implementation of hedging transactions, while observing the criteria approved by the Board of Directors.

2.         VALIDITY

This policy will be valid for a maximum period of two years from the date of its last approval by the Board of Directors.

3.              INITIAL PROVISIONS AND GOVERNANCE

Briefly, risk management at BRF may be characterized as follows:

•      Focus:

o    Market risk.

•      Basic principles:

o  Risk management is a process and not an isolated event, and therefore it should involve all areas of the Company;

o  The implementation of this management should be led by the Board of Directors and by the Executive Board;

o  Risk management requires the dissemination of a risk awareness and mitigation culture, with emphasis on the routine participation of employees.

•      Components of the Financial Risk Management Policy:

o  Definition of the various decision-making levels for the Company's hedging transactions;

o  Definition of the responsibilities of each hierarchical level and of the respective authorities;

o  Implementation of the risk management process: risk assessment; control, information, communication and monitoring activities.

•      Management process:

The main steps of the risk management process are listed below:

o  Analysis of the operating cash flow projections and balance sheet positions;

o  Evaluation and measurement of the risk factors;

o  Preliminary analysis of the risk factors and evaluation of mitigation alternatives;

o  Implementation of mitigation alternatives;

o  Communication of the strategies implemented;

o  Control and monitoring in accordance with the Financial Risk Management Policy.

•      Organization for financial risk management:

The risk management process should be conducted by the Financial Risk Management Committee, whose duty is to assess whether the Financial Risk Management Policy is being fully complied with and to propose applicable alternatives. In addition, the Committee has the power to veto proposals for transactions which, at its discretion, are not appropriate for BRF at the time of their evaluation.

3.1             FINANCIAL RISK MANAGEMENT COMMITTEE

The Financial Risk Management Committee shall meet on a monthly basis or extraordinarily, when necessary.

The Financial Risk Management Committee is a formally constituted body reporting to BRF Executive Board

The Financial Risk Management Committee may be strengthened by outside consultants contributing independent opinions about the management of the hedging transactions and an evaluation free of conflicts of interest in the transactions and observance of the limits.

3.2             DUTIES

3.2.1 Board of Directors

The Board plays a key role (1) in the development of a solid financial risk management framework, since it is responsible for the approval of the Financial Risk Management Policy drawn up by the Financial Risk Management Committee risk and (2) in monitoring compliance with this policy by checking observance of the overall limits established.

3.2.2 Board of Directors Finance and Risk Management Committee

The Finance and Risk Management Policy Committee will report directly to the Board of Directors and will play a consultative role in relation to the Financial Risk Management Policy, as well as other strategic guidelines for financial risk management and ongoing monitoring of the performance of the Financial Risk Management Committee.

3.2.3 Executive Board

The Board of Executive Directors of BRF will act directly in the management of the financial risk with the following responsibilities:

•      Evaluate the company's positioning for each identified risk, according to the guidelines and policies issued by the Board of Directors;

•      Approve the performance indicators to be used in risk management;

•      Promote the actions for the strengthening and dissemination of a risk management and internal control culture;

•      Approve proposals for aggregate limits of authority and evaluate suggestions for improvements in the Financial Risk Management Policy;

•      Approve proposed amendments suggested in the conceptual framework of the financial risk management.

3.2.4 Financial Risk Management Committee

The Financial Risk Management Committee is the body of the Executive Board responsible for ensuring the implementation of the Financial Risk Management Policy.

The responsibilities of the Financial Risk Management Committee may be described as follows:

•      Supervise the process of financial risk management at BRF;

•      Evaluate the Company's positioning for each risk;

•      Plan and check the impact of the implemented decisions on the Company’s positions;

•      Monitor and follow up the Company’s levels of exposure to risks and compliance with the Financial Risk Management Policy;

•      Hold monthly meetings to follow up the performance of the hedging transactions;

•      Assess stress scenarios applied to Company’s transactions, cash flow projections and indebtedness;

•      Disseminate a risk management culture across the Company.

3.2.5      Traders

In terms of market risks, the duties of traders when handling the transactions in compliance with the Company’s Financial Risk Management Policy are:

•      Carry out the transactions (positions) in accordance with the limits established in this Policy, observing its Limits of Authority (LOA);

•      Perform the hedging transactions in accordance with the strategy defined by the Committee;

•      Record and disclose the contracted transactions;

•      Follow up limits and exposures through reports prepared by the Risk Management area.

3.2.6      Risk Management Area

With the support of the Financial Risk Management Policy, the main duty of the Risk Management area will be to track, monitor, assess and report the financial risks incurred by BRF. This involves mainly:

•      Making a constant critical analysis of the scope of the Financial Risk Management Policy;

•      Ensuring compliance with exposure, according to the limits laid;

•      Reporting the Company’s exposures to financial risk factors, ensuring transparency in their disclosure;

•      Making specific (ad hoc) assessments of the hedging instruments and suggest alternatives;

•      Modeling and assessing exposures to market risk, pinpointing and informing the magnitude of their potential impacts;

•      Supplying the Financial Risk Management Committee with information on the Company's exposures in relation to the mapped risk factors and suggest mitigation alternatives.

3.2.7 Outside consultant

The Financial Risk Management Committee may rely on the services of an outside consultant, provided on a monthly basis, to monitor the implementation of the Financial Risk Management Policy. One of the important requisites in the engagement of an outside consultant is to ensure that such person is an independent professional.

3.2.8      Internal audit

This will ensure the governance of the whole financial risk management process in relation to segregation of duties, internal controls, implementation of this policy and reflections on accounting. The internal audit team will have its own schedule and agenda, maintaining its independence, and will have access to Committee meetings.

3.3             INDEPENDENCE

In order to segregate duties and ensure the independence of the controls and information, the Risk Management area will report directly to the Vice President for Finance, Administration and IR. If needed and at its discretion, it may assess the CEO directly,

4.                  ELIGIBLE INSTRUMENTS

Derivative instruments eligible for the implementation of hedging transactions are:

•      Swap contracts (Currencies, Interest Rates and Commodities);

•      Futures contracts (standardized and OTC, Currencies, Interest  Rates and Commodities) such as NDF (Non-Deliverable Forward - OTC), Corn, Soybean, Soybean Meal and Oil (BM&FBovespa & CBOT), among others; and

•      Long call and put contracts options (Currencies, Interest Rates and Commodities).

Short positions in options (puts or calls) are permitted, provided that no net premium is received and that the number of call and put options are equal.

Any instrument, transaction, or strategy which, individually or combined, creates any type of additional leverage or contains contractual devices that gives it an additional leverage is strictly barred.

Transactions not listed as Eligible Instruments may be executed solely upon the prior approval by the Board of Directors.

5.                  MARKET RISK

Market risk may be defined as the risk posed by price oscillations of the various risk factors identified in the Company’s transaction. The principal methodology used to measure the Market Risk is the C-FaR – Cash Flow at Risk, which seeks to determine the worst result for the cash flow projected based on the risk factors identified.

5.1             RISK FACTORS

To facilitate understanding the market risk involved in BRF activities, the risk factors mapped in this policy are described below.

5.1.1 Mapped Risk factors

•      Exchange Rate: This refers to activities tied to the variation of other (non-BRL) currencies.

•      Commodities:  this refers to activities tied to the variation in the price of commodities such as corn, soybean, soybean meal and oil.

•      Live Cattle [Boi Gordo]:  this refers to activities tied to the variation in the price of Live cattle.

•      Poultry:  this refers to activities tied to the variation in the price of in natura birds.

•      Hogs:  this refers to activities tied to the variation in the price of in natura hogs.

•      Dairy:  this refers to activities tied to the variation in the price of milk.

•      Price index: This refers to activities tied to the variation in the selling price indexes of the products, contemplating the domestic and the international markets.

•      Interest Rates: this refers to activities tied to the variation in pre-fixed or post-fixed interest rates, in Brazilian reals or other currencies and inflation rates.

•      Other:  Other factors used in the production process.

5.2             EXPOSURE TO THE EXCHANGE RATE

This section addresses specifically the exposure to variations in foreign exchange rates (USD/GBP/EUR). The main objectives are: identify the origin of the exposure, define a control policy and establish limits for such exposure.

The exposure to foreign exchange rate is derived from the projections of cash flow in foreign currency (type 1) and/or by the balance sheet accounting balances (type 2).

5.2.1 Cash Flow or Type 1 Exposure

5.2.1.1 Risk control policy

To mitigate the risks arising from type 1 exposure, specific control risk policies will be adopted according to the origin of the exposure, as defined in the preceding topic.

For a better control, two time horizons will be mapped: up to 12 months and over 12 months.

•      Up to 12 months:

o  Monthly calculation of the net exposure of the operating cash flow in foreign currency;

o  Monthly monitoring of the flow of amortizations of non-derivative financial instruments referred to as hedge accounting;

o  Hedge transactions will be carried out on the net value of monthly foreign exchange exposure and will comply with the limits as established;

o  In view of the uncertainty in forecasting the amount of cash receipts and payments in foreign currency, a more conservative stance will be adopted in relation to the hedge amount to be contracted through financial derivative instruments, particularly for the longer horizon;

o  Hedging transactions using derivatives instruments may only be hired for a horizon up to 12 months; except for transactions using options as described in chapter 3, which will be limited to a 6-month horizon.

•      Over 12 months:

o  The position of derivative instruments referred to as hedge accounting and its schedule of settlements will be monitored and reported monthly to the Board of Directors. The BOD may establish new criteria and/or limits for such instruments;

o  Hedge transactions with non-derivative financial instruments may be carried out solely for the operating cash flow, observing the specified limit.

Special hedge accounting will be adopted for both time horizons on exposures arising from highly probable future income up to the specific limits defined in this policy.

5.2.2 Balance Sheet or Type 2 Exposure

5.2.2.1 Risk control policy

•      Monthly calculation of type 2 exposure.

5.3 EXPOSURE TO COMMODITIES

This section addresses specifically the exposure to variations in the prices of commodities such as corn, soybean, soybean meal and soybean oil. This exposure, in turn, will be originated by physical buy projections.

5.3.1 Risk control policy

To mitigate the risks arising from full exposure to variation in prices of commodities, specific risk control policies will be adopted. For exposure arising from the operational flow of the purchase of soybean grain, soybean meal/oil and corn, the following parameters must be observed:

•      Monthly calculation for the next 12-month horizon of the physical flow exposure;

•      Hedge operations must be performed for the monthly net exposure volumes (Inventory and Receivables);

•      Maximum and minimum volumes of the projected grain purchase flow to be hedged should comply with the specified limits;

•      For projections over 12 months, no hedging transactions will be made for physical purchase flow.

5.4             EXPOSURE TO LIVE CATTLE [BOI GORDO]

This section addresses specifically the exposure concerning transactions linked to the Beef Division, whose main risk factor is the price of Live Cattle [Boi Gordo]. The strategies for origination which may be used include:

•      Forward [A termo]:

Buy for future delivery of Live Cattle at a fixed price or a price to be set.

•      Confinement:

Hiring of confinement to finish the animal for the market Lean cattle may be owned by the party or owned by a third party.

•      Calving and recalving:

Acquisition of calves in the pre- or post-weaning period

•      Spot:

Purchase of Live Cattle in the spot market.

5.4.1 Risk Control and Policy

5.4.1.1 Term, Confinement, Calving and Recalving

For this strategy, the following definitions apply:

•      Action and control will be based on exposure in arrobas [15 kg = 33 pounds];

•      If there are restrictions as to the liquidity of open futures contracts, the Cattle arrobas  bought will have to be spaced out.

•      The Beef Division and the Financial Management areas will have to make a previous alignment to mitigate the risk of a mismatch in this strategy;

•      The Beef Division will be responsible for informing the Financial Management area the minimum price of the Live Cattle derivative short sale position to ensure the desired profitability margin. If, during the negotiation of the derivatives, the market price falls below the minimum price level set, there will be a mismatch in this strategy. The Beef Division will then make the decision to change the minimum price or to maintain the mismatch, provided that the limits laid down in this Policy are observed;

•      Given that there is a seasonality factor in the supply of cattle between months, which may affect the correlation between maturity dates, it is recommended that the futures contract traded be aligned with the scheduled month of slaughtering. In the case of lack of liquidity for a given maturity, a short sale position should be structured using a derivative with adequate liquidity and maturity nearest to the scheduled month of slaughtering;

•      The Beef Division will be responsible for informing the Financial Management area about the timing of reversing the respective short sale position of the Cattle derivative, while observing the specified limits.

5.5             OTHER RISK FACTORS

In the meetings, the Committee will promote the study and evaluation of the Mapped Factors. If deemed necessary, it may include new factors and, in the regular reviews of the Financial Risk Management Policy, it may add details and propose limits and controls.

6.                  PROCEDURES AND LIMITS OF AUTHORITY

Procedures and limits of authorities are defined below for application in case of changes in the market strategies approved by the Financial Risk Management Committee, as well as for the use of the limits of authority established by this Financial Risk Management Policy.

6.1             CHANGE OF STRATEGY

As defined in the duties of the Financial Risk Management Committee, this Committee is responsible for approving, within its limits of authority, hedge alternatives in accordance with this Policy. Therefore, if there is any change in the strategy outlined for the current month, the person responsible for the traders involved will inform such change and the corresponding reason to the Coordinator of the Financial Risk Management Committee. The Coordinator shall then inform the Committee members. Lack of response from any signatory member will be construed as approval for the new strategy.

For cases requiring higher limits of authority, the item below, 6.2 – Use of Limits of Authority, will apply:

6.2             USE OF LIMITS OF AUTHORITY

The flow below shows the procedures to be adopted in such cases:

As noted above, the Risk Management area (after informing, or receiving the reason from, the Operational area – 01) has a duty to inform the Financial Risk Management Committee any use which is above (or below) the limit of authority established for the Operational Area – 02.

The Committee will request the Operational Area to correct the position or will agree the strategy/position, provided that it is within its own limit of authority, otherwise it will inform the Executive Board – 03.

The Executive Board, in the same manner of the Financial Risk Management Committee, will request the Operational Area to correct the position or will agree the strategy/position, provided that it is within its own limit of authority, otherwise it will inform the Board of Directors – 04.

The Board of Directors will request the Operational Area to correct the position or will agree the strategy/position.

Notes:

•      The traders must implement immediately any decision from the higher levels.

•      All decisions and communications should keep all persons in the lower levels informed and necessarily involve the Market Risk Management area;

•      If the flow described above is not followed, it is the duty of the Risk Management area to inform the higher level immediately.

6.3             LIMITS OF AUTHORITIES

In addition to the levels of authority in the preceding item, the following apply:

•      Make changes the Policy: Board of Directors

•      Approve eligible instruments: Board of Directors

•      Define the risk management strategy: Financial Risk Management Committee

•      Approve alternative hedging transactions: Financial Risk Management Committee

•      Define hedging instruments: Analysts/traders, from the alternatives approved by the Financial Risk Management Committee;

•      Perform the transactions: Analyst/operators, provided that observing the limits and guidelines established by the Financial Risk Management Committee.

7.                  GENERAL CONDITIONS

Some relevant remarks are set out below:

•      Hedging transactions may be performed solely if they do not extrapolate, in the whole, i.e., portfolio transactions (transactions already carried out by the Company’s financial and raw material areas) + new transactions, the specified limits.

•      The Financial Risk Management Committee shall pay special attention to the total hedging transactions in case the variables are close to any of the limits;

•      As a result of settlements and maturities of derivatives and non-derivatives contracts in the current month under analysis (intramonth), the minimum limit of that month will not be considered due to the natural adjustments made for adequacy of the limits from one month to the next;

•      The calculation of exposures must always consider the set of derivatives + underlying asset (Operating Flow or accounting position, both net position);

•      The basic purpose of the Value at Risk - VaR is to control adjustments. Therefore, solely standard derivatives traded on the Commodities and Futures Exchange (with daily adjustment) and transactions with derivatives that can be settled in advance by a tactic decision of the Financial Risk Management Committee will be considered;

•      It is important to note that if there are structural factors influencing exposures (e.g. new borrowings, prepayments, changes in raw material purchases and in sales, etc.), the limits may be reviewed to reflect the new reality.

7.1             NEGOTIATING AND OPERATIONAL PROCEDURES

This item describes the aspects relating to the negotiating and operational procedures of the transactions that will be performed.

•      The operational areas must be technically prepared to price the instruments approved by this policy. The pricing models should be duly documented and be made available to the audit area;

•      The derivatives will be selected within the permitted sets (eligible instruments) that better fit the market conditions (cost) and mitigate exposure. It is the duty of the areas to verify that the transactions are made within fair market parameters (prices). It is recommended that all material (document, spreadsheets, quotes and other) gathered to select the hedging derivative be duly documented and made available at any time to the Audit Area;

•      All transactions carried out should have its quote easily evidenced based on internal pricing models and using market indicators;

•      All parameters required for the performance and calculation of the settlement of transactions must be included in the proposals and/or quotations compiled by the company;

At the time of selection of the hedging instruments to be used, the areas involved in the performance of the transactions must have the following knowledge:

•      A methodology for calculation of market value (replacement value);

•      An understanding the available maturities;

•      An understanding of the volatility of prices and rates;

•      A methodology of taxation for the instruments to be used;

•      Financial Spread (margin) charged by financial institutions for contracting the transaction;

•      Possibility of daily pricing by the selling financial institution;

•      An understanding of the documentation and contract applicable to the instrument to be contracted.

8.                  HEDGE ACCOUNTING

8.1             GENERAL ACCOUNTING RULE FOR FINANCIAL INSTRUMENTS

As defined in the Accounting Pronouncement Committee - CPC 38 and in the Brazilian Securities Commission - CVM Resolution No. 604, dated November 17, 2009, a financial derivative instrument should be classified as a security held for trading and therefore recorded in the balance sheet as an asset or financial liability at fair value through income, except if the entity designates it as a cover instrument in an effective cover relationship. In this case, the entity must apply optional cover accounting rules ("Hedge Accounting").

8.2             HEDGE ACCOUNTING RULES

For entities that perform cover transactions involving the use of derivative financial instruments to hedge against a specific risk which has been determined and documented (and some non-derivative financial instruments used to hedge the risk of foreign exchange variation), there is the possibility of application of the methodology called hedge accounting. This methodology makes the impacts on the variation of the fair value of derivatives (or other non-derivatives financial instruments) used as hedging instrument be recognized in the result according to the recognition of the item that is the subject matter of the hedge. This methodology therefore ensures that the accounting impacts of the hedging transactions will be the same of the economic impacts, in line with the accrual basis.

9.                  REVIEW OF THIS POLICY

This Financial Risk Management Policy will be reviewed and updated on an ongoing basis every year.

Exceptional revisions will be permitted provided that the reasons are compatible with the urgency. These reviews also must necessarily be submitted to BRF Board of Directors, and the Executive Board may also be consulted.

ATTACHMENTS

I.                    Glossary

Futures markets

Originally developed to meet the needs of marketers and agricultural producers to eliminate the uncertainty about the price to be received for certain goods at a future specified date.

Futures contracts

Traded on Commodities and Futures Exchanges, “futures contracts” are standardized contracts that allow the holder to set a price for a particular asset at a future date. The settlement of such contract is financial: the holder will pay (or receive) the difference between the actual price on the date of expiration of the contract and the contracted price. To minimize the risk of the other party in the transaction, the Exchanges require the deposit of a guarantee margin which is adjusted on daily basis.

Derivatives

These may be defined as a private contract, the value of which almost entirely derived from the value of some underlying asset, reference rate or pertinent index. The purpose of using these instruments is to manage the financial risk appropriately.

OTC (Over-The-Counter) Market

This is a contract agreed directly between the parties, in which there is flexibility in relation to maturity, size and settlement. This form of negotiation can present risk for the other party, for not having, in most cases, the deposit of guarantees or daily adjustment.

Forward [A Termo]:

Similar to the futures contract, but not standardized, i.e., traded in the over-the-counter market and, in most cases, presenting a risk to the other party.

Options:

There are contracts that give the holder the right to buy (or sell) a particular asset, on (or until) a specified date at a fixed price. Although they are less liquid than futures contracts, the advantage of these instruments is that they do not have daily adjustments – the difference is paid solely only at the closing of the transaction.

Swap

Swap is a contract to exchange the profitability of Indexers: the holder receives the variation of a particular index, and pays the variation of another index. With this, it expects to obtain a protection against possible differences between the variations of those indexes.

NDF – Non-deliverable forward

This a forward contract for currencies.

Hedge

This is the use of financial instruments to reduce the exposure to variation in a particular market.

Hedge Accounting

This is the description in the Company’s balance sheet of the hedge protecting the exposure of the corresponding account. It also reduces volatility in the financial lines of the balance sheet.

VaR

Value at Risk, this is an estimate of the maximum expected financial loss on a certain asset or set of assets, under normal market conditions, using statistical models.

Stress Testing

The stress test aims to quantify the financial loss under abnormal market conditions, i.e., in a scenario which is different from that observed so far.

BM & FBOVESPA

This is the sole securities, commodities and futures exchange in Brazil.

CBOT

Owned by the CME Group (Chicago Mercantile Exchange),the CBOT (Chicago Board of Trade) is the largest commodities exchange of the world.

II.                  MARKING TO MARKET – MTM CALCULATION METHOD

A.                 Libor FLOW

MTMLibor =	Notional *(1+(Libor +Overlibor)* DC1/360) *(1+(liborFut +OverLibor) * DC2/360)
(1+Cupom * DC3/360)

MTMPRÉ =	Notional *(1+TaxaPré * DC2/360)
(1+Cupom* DC3/360)

AccuralLibor= Notional * (1+(Libor+Overlibor ) * DC1/360)

Accural Pr é= Notional *(1+Taxa Pr é * DC1/360)

•      Initiated flows:

o  Notional =          Nominal transaction value – amortized balance

o  Libor = Libor rate established for the period under analysis

o  TaxaPré =           Pre-fixed rate defined in the contract

o  OverLibor =       Pre-fixed rate defined in the contract

o  Libor Fut =          Libor rate projected for the maturity of the flow – Source: Bloomberg terminal

o  Cupom =             USD exchange coupon projected for the maturity of the flow – Source: BM&FBOVESPA

o  DC1 =                    Consecutive days from the initiation to the base date of the flow

o  DC2 =                    Consecutive days from the base date to the maturity of the flow

o  DC3 =                   DC2

•      Non-initiated flows:

o  AccrualLibor =   Zero

o  AccrualPré =      Zero

o  Notional =          Nominal value of the transaction

o  Libor = Zero

o  TaxaPré =           Pre-fixed rate define in the contract

o  OverLibor =       Pre-fixed rate define in the contract

o                                                 Libor Fut =          Libor rate projected for the maturity of the flow calculated based on the synthetically created Libor FRAs (Future Libor for the maturity / Future Libor  for the date of initiation of the flow) – Source: Terminal Bloomberg

o                                                Cupom =             USD exchange coupon projected for the maturity of the flow – Source: BM&FBOVESPA

o  DC1 =                   Zero

o  DC2 =                   Consecutive days from the initiation to the maturity date of the flow

o  DC3 =                   Consecutive days from the base date to the maturity of the flow

B.                 LINEAR RATE INTERPOLATION

Where:

Taxa1 =                            First rate to be interpolated

Taxa2 =                            Second rate to be interpolated

Dias1 =                             Consecutive days from the base date to the first rate to be interpolated

Dias2 =                             Consecutive days from the base date to the date desired for the interpolation

Dias3 =                             Consecutive days from the base date to the second rate to be interpolated

Being:

(Taxa1<Taxa2)

(Dias1<Dias2<Dias3)

C.                 CDI* X US DOLLAR Swap

*CDI = Interbank Deposit Certificate

a.         CDI-Indexed Products (Passive End)

Mark to Market: MtM (R$) on date t  will be given by

Where:

VN	=	Nominal value of the transaction made on the base date b
	=	Percentage of the CDI of the transaction
	=	Percentage of the CDI market on date t
	=	CDI rate on date i

b.         USD-Indexed Products (Active End)

Mark to Market: MtM (R$) on date t  will be given by

	=	Clean foreign exchange coupon valid between dates t and i
DolarPartida	=	Commercial cash US dollar rate on the date of the transaction
	=	Ptax800 rate quote on date 0-1
	=	Coupon (spread) contracted

a.         CDI-Indexed Products (Passive End)

Mark to Market: MtM (R$) on date t  will be given by

Where:

VN	=	Nominal value of the transaction made on the base date b
	=	Percentage of the CDI of the transaction
	=	Percentage of the CDI market on date t
	=	CDI rate on date i

b.         USD-Indexed Products (Active End)

Mark to Market: MtM (R$) on date t  will be given by

	=	Clean foreign exchange coupon valid between dates t and i
DolarPartida	=	Commercial cash US dollar rate on the date of the transaction
	=	Ptax800 rate quote on date 0-1
	=	Coupon (spread) contracted

Mark to Market: MtM (R$) on date t  will be given by

	=	transaction sign ("+" for buy, "-" for sell);
	=	foreign exchange rate on the date at issue, according to the contract specification or as obtained in the same source described in swap contracts
	=	foreign exchange rate contracted for the final date of the transaction
R	=	pre rate expected, obtained from the Pre Curve without Cash
S	=	traded currency expected, obtained from the coupon curve without coupon

5.3. Significant changes in main market risks to which the Company is exposed or the risk management policy adopted in the last fiscal year

There were not major changes in the market risks to which the Company is exposed, neither in the Risk Policy adopted by the Company.

5.4. Other material information

All relevant information was included in the preceding items.

6. Company’s Overview

6.1. Company’s Organization/ 6.2. Duration Period/ 6.4. Company’s date of registration with CVM as a publicly-held company

Company's Foundation	08/18/1934
Type of Company	Publicly traded Company
Country	Brazil
Duration Period	Indetermined
Registration at CVM	06/24/1997

6.3. Brief Company’s history

BRF-Brasil Foods S.A. is a publicly held company in Brazil and is, therefore subject to the requirements of the Brazilian Corporation Law and the rules and regulations of the CVM.

We were founded by the Brandalise and Ponzoni families in 1934 as Ponzoni, Brandalise e Cia, in the southern State of Santa Catarina and remained under the Brandalise family’s management until September 1994. In 1940, we expanded our operations from general trading, with an emphasis on food and food-related products, to include pork processing. During the 1950s, we entered the poultry processing business. During the 1970s, we broadened the distribution of our products to include export markets, starting with Saudi Arabia. From 1980 through 1990, we expanded our export markets to include Japan in 1985 and Europe in 1990. We also undertook a series of acquisitions in the poultry and pork processing business and made investments in other businesses.

From 1990 through 1993, we suffered substantial losses because of increased financial expenses, underinvestment in product development, limited capacity and modest marketing of our products. By September 1994, we faced a liquidity crisis, as a result of which the Brandalise family sold their interest in our company, consisting of 80.68% of our common shares and 65.54% of our preferred shares, to eight pension funds:

• PREVI-Caixa de Previdência dos Funcionários do Banco do Brasil, or “PREVI,” the pension fund of employees of Banco do Brasil S.A.;

• Fundação Telebrás de Seguridade Social-SISTEL, or “SISTEL,” the pension fund of employees of Telecomunicações Brasileiras S.A.-Telebrás;

• PETROS-Fundação Petrobras de Seguridade Social, or “PETROS,” the pension fund of employees of Petróleo Brasileiro S.A.-Petrobras;

• Real Grandeza Fundação de Assistência e Previdência Social, or “Real Grandeza,” the pension fund of employees of Furnas Centrais Elétricas S.A.-Furnas;

• Fundação de Assistência e Previdência Social do BNDES-FAPES, or “FAPES,” the pension fund of employees of Banco Nacional de Desenvolvimento Economico e Social-BNDES;

• PREVI-BANERJ-Caixa de Previdência dos Funcionários do Banerj, or “PREVI-BANERJ,” the pension fund of employees of Banco do Estado do Rio de Janeiro S.A.;

• VALIA-Fundação Vale do Rio Doce, or “VALIA,” the pension fund of employees of Companhia Vale do Rio Doce; and

• TELOS-Fundação Embratel de Seguridade Social, or “TELOS,” the pension fund of employees of Empresa Brasileira de Telecomunicações-Embratel.

Upon acquiring control of our company, the eight original pension funds hired a new team of executive officers who restructured management and implemented capital increases and modernization programs. Our new management engaged in a corporate restructuring, disposed of or liquidated non-core business operations and improved our financial structure.

Five of the eight original pension funds remain our shareholders, TELOS and PREVI-BANERJ sold all of their shares in our company in 2003 and October 2007, respectively. Real Grandeza sold its shares in 2008 and 2009.

On March 6, 2006, the Pension Funds entered into a shareholders’ voting agreement related to the common shares they, directly or indirectly, held at the date of its first amendment executed on April 12, 2006, which represented 49.0% of our common shares. We no longer have outstanding preferred shares following our April 2006 share reclassification. As of December 31, 2009, the Pension Funds, directly or indirectly, held 28.0% of our common shares.

In May 2009 was celebrated an Association Agreement between Perdigão and Sadia which resulted in the creation of BRF Brasil Foods S.A.

This association, one of the year’s main operations in the capital market, has established itself as a lasting mark on the Brazilian and world food industry.

The initial step of the process which culminated in the creation of the largest global proteins company by market capitalization was the change in corporate denomination from Perdigão to BRF – Brasil Foods S.A. and the Company’s registered offices moving from São Paulo (SP) to Itajaí (SC).

The well-succeeded corporate structuring by merger of shares was realized in two stages: the first one took place in July, when it was incorporated the shares from HFF Participações S/A, which hold most of Sadia’s common shares. In August, the second stage of unification was concluded with the incorporation of common and preferred shares from Sadia by BRF.

The Company’s bylaws were amended in line with BRF’s good corporate governance practices, culminating in the new structure for the Board of Directors, presided by two co-chairmen.

The market’s positive reaction to the new Company was manifested in the success of the primary share offering amounting to R$ 5.3 billion, a green shoe clause being exercised for a supplementary lot of 15% in view of strong investor interest.

Recognized for the quality of its products, its distribution network nationwide and the penetration of its brands, BRF combines the attributes of innovation, quality and reliability to become one of the most admired companies in the world.

BRF – Brasil Foods S.A. is the world’s largest exporter of poultry and the largest global proteins Company by market capitalization. In addition, it is one of the leading companies in Brazil in milk catchment and dairy product processing.

A Company on an international scale with head office in Itajaí (SC), it has 60 industrial units in Brazil and three more overseas (Argentina, United Kingdom and the Netherlands). BRF exports its products to more than 140 countries and has a product portfolio of more than 3,000 items (SKUs), distributed among the meats, dairy products, margarines, pastas, frozen meals, frozen vegetables segments, among others.

Through a broad-based and complex structure, specializing in the delivery of chilled and frozen products along a distribution chain which includes 40 distribution centers, the company is present in the households of customers nationwide as well as in Europe, Asia, Africa and the United Arab Emirates.

In the domestic market - 60% of its total sales – the Company operates under such branded names as Perdigão, Sadia, Batavo, Elegê, Chester, Rezende, Confiança, Fiesta, Wilson, Miss Daisy, Qualy, Doriana and Becel (through a strategic joint venture with Unilever) and Turma da Mônica (under license). In export markets which take the remaining 40% of the Company’s output, the leading brands are Perdix, Sadia, Hilal, Halal, Batavo, Fazenda, Borella, Corcovado and Confidence.

BRF’s shares are listed on the São Paulo Stock Exchange (BM&FBOVESPA) and the New York Stock Exchange (NYSE) through a Level III ADR program. Since 2006, the Company has also been listed on the New Market (Novo Mercado), a segment reserved for companies adhering to the strictest level of corporate governance.

BRF’s securities are also components of the Ibovespa stock index, considered the most important indicator of average price performance in the Brazilian market. For the fifth consecutive year, BRF has been included in the portfolio making up the Corporate Sustainability Stock Index (ISE), a select group of companies committed to corporate, environmental and social responsibility, besides other important indexes of BM&FBOVESPA.

6.5. Main corporate events, such as takeovers, mergers, spin-offs, merger of shares, and transfers of shareholding control, acquisitions of material assets, through which the Company or any of its subsidiaries or affiliates has undergone, describing:

                a. the event;

                b. main business terms and conditions;

                c. companies involved;

                d. effects arising out of the transaction on shareholding composition, in particular on the controlling shareholders’, shareholders holding over 5% of the share capital and the Company’s officers’ and directors’ stake;

                e. shareholding composition before and after the transaction

At the end of 2007, Perdigão S.A successfully concluded a primary offering with the issue of 20 million new shares at a price of R$45.00 per share. Ratification and paying-in of funds of R$900.0 million took place on December 18, 2007, priority being given to the settlement of the cash portion of the Eleva acquisition. On January 14, 2008, as a result of the demand for the offering, the over-allotment option was partially exercised, we issued additional 744,200 shares, at the same price in the amount of R$33.5 million, the capital stock increased to R$2,500 million, represented by 186,701,352 common book-entry shares.

On January 2 2008, we acquired Plusfood, a meat processing company with three industrial units in Europe (The Netherlands, United Kingdom and Romenia), for R$ 45 million plus outstanding debt. The Management of this company was merged with the Perdix Business Unit, responsible for our export market activities.

On February 21 2008, we concluded the Eleva operation amounting to approximately R$ 1.7 billion, R$ 764.6 million (46% of the operation) representing a cash payment to Eleva Alimentos’ shareholders in January and February 2008, the remaining stake of 54% being incorporated into Perdigão S.A. The latter corresponds to the portion of the operation involving the exchange ratio in the proportion of 1 new Perdigão share for 1.74308855 Eleva shares, resulting in the issuance of 20.2 million new shares and the transformation of Eleva into a wholly owned subsidiary of Perdigão. Eleva’s commercial operations have been transferred to the meat and dairy products Business Units, domestic and export markets. As a result, our outstanding share capital was increased to R$3,445,042,795.00, represented by 206,958,103 common shares, without par value (of which 430,485 were common shares held in treasury).

On April 2 2008, Perdigão acquired Cotochés, a traditional industry in the dairy products segment in the state of Minas Gerais. The investment totaled R$ 54 million, plus the assumption of R$ 15 million in debt. The company reported sales of about R$ 180 million with two industrial plants in the municipalities of Ravena and Rio Casca in the east of the state of Minas Gerais. The company currently processes 380 thousand liters/day of milk although it has an installed capacity for 600 thousand liters/day. In addition to these two municipalities, there is a milk catchment deposit in Teófilo Otoni. The company currently employs 500, at the same time creating approximately two thousand indirect jobs.

On July 8, 2009, a shareholders’ meeting approved the merger of all shares issued by HFF into our assets, the conversion of HFF into a wholly-owned subsidiary of the Company and the capital increase of BRF, upon contribution of 226,395,405 shares issued by HFF, based on the economic value of such shares, in the amount of R$1.5 billion by issuing 37,637,557 new common shares all nominative and will no par value, at an issuance price of R$39.40 per share. As a result our capital stock increased to R$4,927,933,697.75.

On July 21, 2009, a Board of Directors meeting approved an increase in our capital stock within the limits of the authorized capital in the amount of R$4.6 billion, to R$9,527,933,697.75 through the issuance of 115,000,000 common shares, all book entry and with no par value, through a primary public offering in Brazil, in the non-organized over-the-counter market, and in the overseas market, including shares in the form of American Depositary Shares evidenced by American Depositary Receipts.

On August 18, 2009, a shareholders’ meeting approved the merger of all common and preferred shares issued by Sadia into the Company, and approved the capital increase of the Company, upon the conversion of 25,904,595 common shares and 420,650,712 preferred shares issued by Sadia, based on the equity value of such shares, in the amount of R$2.3 billion through the issuance of 59,390,963 new registered common shares, with no par value, at the issuance price of R$39.32 per share, the capital, therefore, being increased R$9,527,933,697.75 to R$11,863,417,953.36.

On August 20, 2009, the Board of Directors, within the limit of the authorized capital, in connection with the exercise of the option to purchase additional shares exercised by lead underwriter, in the amount of 17,250,000 common, nominative, book-entry shares, with no par value, at the issuance price of R$40.00 per share, resulting in the increase in capital stock, within the limit of the Company’s authorized capital in the amount of R$690.0 million, representing an increase in the capital stock to R$12,553,417,953.36, represented by 436,236,623 common shares.

On March 31, 2010, the Company’s shareholders approved a one-for-one share split of the Company’s ordinary shares and a change in the ratio of ordinary shares to ADRs such that one ordinary share corresponds to one ADR. The combined effect of the share split and the ADR ratio change was that holders of ADRs received four ADRs for each existing ADR. This share split and ADR ratio change became effective on April 7, 2010 and were designed to reposition the price of the Company’s shares and the ADRs with a focus on an increase in liquidity and the interests of national and international retail investors.

On March 31, 2010, the capital stock subscribed for and paid up is R$12,553,417,953.36, represented by 872,473,246 common shares, all book entry and with no par value.

On March 31, 2010, we amended our bylaws to increase our authorized share capital to 1,000,000,000 common shares. As a result, our share capital may be increased up to that number without an amendment to our bylaws, upon approval by our board of directors, which will set the terms of the issuance, including the price and the period for payment. Any increase exceeding the authorized capital must be approved at an annual meeting of our shareholders.

                In the ordinary and extraordinary general meeting held on March 31,2010, were authorized merger of the subsidiaries Avipal Nordeste SA and HFF Holdings SA, with the consequent extinction of the merger companies.

Business Combination with Sadia

On May 19, 2009, we signed a merger agreement with Sadia for a business combination of the two companies. Under the business combination, Sadia became our wholly-owned subsidiary. Holders of common shares and preferred shares of Sadia received common shares of our company, and holders of American Depositary Shares representing preferred shares of Sadia received ADSs representing common shares of our company.

A number of steps of the merger were approved at separate extraordinary general meetings held on July 8, 2009 of the common shareholders of Perdigão, Sadia, and HFF, a holding company formed by the controlling shareholders of Sadia for purposes of the acquisition. As a result of these meetings:

• Perdigão changed its corporate name to BRF – Brasil Foods S.A., moved its headquarters to Itajaí in the State of Santa Catarina, and changed its certificate of incorporation so that its Board of Directors has eleven members and a co-chairman structure;

• Concórdia Holding, parent company of Concórdia Corretora (a broker-dealer owned by Sadia) and Concórdia Bank (a bank owned by Sadia), is not part of the merger and, consequently, was sold to Sadia’s shareholders before the business combination with BRF;

• holders of common shares of HFF received 0.166247 common shares of BRF for each share they held without any further action by those holders; and

• HFF became a wholly-owned subsidiary of BRF.

Additional separate extraordinary meetings of the common shareholders of Perdigão and Sadia took place on August 18, 2009. As a result of these meetings, holders of common and preferred shares of Sadia received 0.132998 common shares of BRF for each common share or preferred share, respectively, they held without any further action by those holders. In addition, Sadia became our wholly-owned subsidiary. The business combination became fully effective on September 22, 2009.

We believe the merger aligns with the strategic growth plan of the two companies in both the domestic and foreign markets and will allow BRF and Sadia to coordinate their operations. We believe that this business combination will be a positive step, by allowing the companies to generate economic synergies.

As described above, BRF amended its certificate of incorporation to expand the Board of Directors, three of whom were elected by the former controlling shareholders of Sadia and are expected to serve until the 2011 general shareholders’ meeting. The Board of Directors of BRF currently has a co-chairman structure, where neither of the co-chairmen has a casting vote in the case of a tie.

The business combination remains subject to review by the antitrust authorities in Brazil. On July 7, 2009, we entered into an agreement with the Brazilian antitrust authorities under which we agreed to ensure the reversibility of the business combination until a final decision is made by these authorities. The agreement, among other things, prevents our company and Sadia from integrating their administrative, production and commercial operations. On September 18, 2009, the Brazilian antitrust authorities authorized the coordination of the companies’ activities directed towards the export market for “in natura” meats. On January 20, 2010, the Brazilian antitrust authorities authorized our company and Sadia to jointly negotiate and acquire raw materials and services (such as grains, packaging material and “in natura” beef), although not purchases of poultry or hogs.

However, for our other activities, we continue to be subject to our reversibility agreement during the review period by the Brazilian antitrust authorities. The Brazilian antitrust authorities may decide to impose significant conditions or performance commitments on the combined company, including commitments to divest from certain businesses, risks and product lines, trademarks or production facilities.

In Europe, analysis by the relevant antitrust authorities was a pre-condition to closing a business combination.

On June 29, 2009, the European antitrust authority formally agreed to the association as set forth in the merger agreement.

Sadia Joint Venture with Kraft

In 2008, Sadia and Kraft entered into an association agreement to form a joint venture called K&S Alimentos S.A. (“K&S”). K&S’s main purpose is to produce and distribute cheese and spreadable products, such as cream cheese and “requeijão,” a Brazilian soft cheese. Sadia and Kraft also entered into licensing agreements with K&S in 2008. Sadia has licensed its trademarks, such as “Sadia,” “S,” “Sadia Speciale,” and “Sadia Vita Light,” to K&S, and Kraft has licensed its “Philadelphia” trademark to K&S.

Stock Option Plan

On March 31, 2010, our shareholders approved a long-term stock option plan for the executive officers of BRF (the “BRF Plan”) and a long-term stock option plan for certain executive officers of Sadia S.A. (the “Sadia Plan”), in both cases contemplating newly-issued or treasury shares of BRF. The BRF Plan is a new plan, while the Sadia Plan is a migration of the stock option plan in place at Sadia prior to our business combination.

The maximum number of options granted under the BRF Plan may not exceed, at any time, the amount equivalent to 2% of the total number of shares issued by BRF. The exercise price of the stock options granted under the BRF Plan will be determined by our board of directors and will be equal to the average closing price of our shares on the 20 trading days preceding the execution of the stock option agreement. The exercise price is adjusted monthly based on the IPCA. The options vest in three equal annual installments beginning on the first anniversary of the grant date and expire five years after the grant date.

The maximum number of options granted under the Sadia Plan may not exceed 867,812 shares of BRF at any time. The exercise price of the stock options granted under the Sadia Plan is determined by multiplying the exercise price calculated in accordance with the prior stock option plan of Sadia by the exchange ratio of Sadia shares for BRF shares. The exercise price is adjusted monthly based on the INPC. The options vest three years after the grant date and expire five years after the grant date.

On August 26, 2010, the Board of Directors authorized the granting of 1,576,911 stock options to 35 directors with a maximum exercise period of five years as set forth in the plan, that was also and  approved by the shareholder´s meeting that happened on March 31, 2010. No one has received a number of shares plus the shares already owned by it, exceeds 1% of our common shares. The right of the shares is exercisable for three years starting on the first anniversary of the grant of shares.
The BRF and Sadia's Plan aim to attract, retain and motivate our executives in order to generate value for our businesses and align their interests with those of our shareholders.

Ownership Breakdown (31.03.2011)

                                On December 31, 2010, we had 871,692,074 common shares outstanding (excluding 781,172 shares held in treasury), no par value, 80,769,148 of which corresponded to ADRs. On December 31,2010, we had approximately 30,000 registered shareholders.

Shareholders

                The following table sets forth certain information about May 31, 2011, regarding any person that we know to be holding as a beneficiary of more than 5% of our shares (including treasury shares) and (2) the number of our common stock held by our directions and executive officers as group.

Shareholders	Common Shares- 2010%
Major Shareholders	245,817,350	28.17
Previ (1)	111,309,518	12.76
Petros (1)	88,960,826	10.20
Sistel (1)	25,895,990	2.97
Valia (1)	13,127,812	1.50
FPRV IP Andorinha (2)	6,523,204	0.75
Tarpon Investimentos	69,988,490	8.02
Board of directors (3)	13,803,858	1.58
Executive board(3)	77,166	0.01
Fiscal Council (3)	0	0.00
Treasury shares	727,972	0.08
Others shareholders	612,046,900	70.15
	872,473,246	100.00
Outstanding shares in the market	612,046,900	70.15

(1) These pension funds are controlled by officials participating in the respective companies and are part of the voting agreement. See "- Agreement vote"below.

(2) investment fund maintained exclusively by the Foundation for Assistance and Social Welfare of BNDES-FAPES. Common shares currently held by this fund are tied to the voting agreement signed by the Pension Funds.

(3) See "Item 6. Directors, Senior Management and Employees - E. Share Ownership "for table showing the ownership of members of our board of directors and executive officers. The number of shares held by directors and officers excludes actions that may be considered as held by the beneficiary by Mr. Decio da Silva through Weg Participacoes SA as described in "Item 6. Directors, Senior Management and Employees - E. Share Ownership. "Moreover, this number excludes shares held by pension funds of which some of our directors are representatives.

6.6. Bankruptcy requests, provided that in reliance upon material amount, or the Company’s judicial or extrajudicial recovery, and current status of such requests

                Not applicable, in view that there is no petition for bankruptcy, judicial or extra-judicial restructuring in respect to the Company.

6.7. Other material information

All relevant information was included in the preceding it

7. Company’s Activities

7.1.  Description of every activity developed by the Company and its subsidiaries

Section three of the Company’s By Law provides that our primary corporate purpose consists in:

•         To manufacture, sell and transact any business relating to food generally, and particularly animal protein by-products and food products handled using the cold chain distribution  process;

•         To manufacture and sell animal feeds and nutriments for animals;

•         To provide food services, generally;

•         To manufacture, refine and sell vegetable oils;

•         To produce, preserve, store, ensile and sell grains, grain by-products and grain derivatives;

•         To conduct reforestation activities, the harvesting, processing and selling of timbers;

•         To conduct the business of selling at retail and wholesale consumer and production goods,

•         including the sale of equipment and vehicles for the development of its logistic activity;

•         To export and import production and consumer goods;

•         To hold equity interests in other companies, as a means to achieving the corporate purposes to full extent; and

•         To participate in any projects required for the operation of the business of the Corporation.

The Corporation may further engage directly, or indirectly through others, in any support   activities for the core business described in Section Three above, such as:

•         To conduct supporting administrative, technical or operational activities, aiming at creating conditions for the development of its core business;

•         To provide freight services, generally;

•         To provide product storage and stocking services and all other ancillary services relating thereto;

•         To promote and replace its retail products at points of display and points of sale to final consumers;

•         To provide the services of receiving and allocating raw materials to be used in production;

•         To provide machine and vehicle repair, maintenance and overhaul services;

•         To foster the agribusiness industry in Brazil through the promotion of activities, projects and technical assistance;

•         To manufacture, develop and sell packaging products of any kind;

•         To process and raise livestock;

•         To conduct research on and to develop techniques for the production and improvement of genetic matrices for the Corporation.

7.2.  Operating segment information:

                a. trade products and services

                b. income from the segment and its participation on the net income of the Company

                c. profit or loss resulting from the segment and its participation on the net profit of the Company

We are a food company that focuses on the production and sale of poultry, pork, beef cuts, milk, dairy products and processed food products. Our Processed Products include marinated, frozen, whole and cut Chester® rooster and turkey meats, specialty meats, frozen processed meats, frozen prepared entrees, portioned products and sliced products. We also sell margarine, juices, soy products, animal feed, fresh pasta, sweet specialties and sandwiches.

Our portfolio strategy is focused on creating new, convenient, practical and healthy products for our consumers based on their needs. We achieve that goal through a strong innovation chain, which provides us with increasing value-added items and differentiates us from our competitors, strengthening our brands.

In 2009, we acquired Sadia, which became one of our wholly-owned subsidiaries. The results of Sadia were fully incorporated into ours as from July 8, 2009. To facilitate the comparison of our volume production in 2010 relative to 2009, we present below certain sales volume data for 2009 on a combined basis to give effect to the acquisition of Sadia as if it had occurred on January 1, 2009. The combined presentation of sales volume is only for illustrative purposes and is not in accordance with IFRS.

During 2010 we launched 333 new products, including Meu Menu (“My Menu”) portfolio, which is targeted at single people.

We are one of the largest food companies in the country, focusing on production and marketing of poultry, pork, beef cuts, milk, dairy products and processed foods. We have a vertically integrated business which produces more than 3,000 SKUs, which are distributed to customers in Brazil and over 140 other countries. Our products currently include:

Meat products:
• whole chickens and cuts of frozen chicken;
• cuts of pork and frozen cuts of beef, to which we refer in this form, with frozen whole chickens and cuts, such as fresh beef together;
 Processed foods such as:
• whole chickens and cuts of frozen chicken marinated,  bird special (sold under the brand Chester ®), and turkeys;
• meat processed products such as sausages, ham products, bologna, sausages, salami, bacon and smoked products;
• frozen processed meats such as burgers, steaks, breaded, kibes and meatballs, and frozen processed vegetarian foods;
 Dairy:
• milk (UHT and pasteurized);
• dairy products such as cheese, milk powder and yogurt;
Other processed products:
• frozen prepared meals such as lasagna and pizza, as well as other frozen foods, including vegetables, cheese bread and pies:
• juices, soy milk and soy juices;
• margarine;
Other:
• soybean meal and soybean refined flour and animal feed.

Poultry

We produce frozen whole and cut poultries, partridges and quail. We sold 1,895 thousand tons of frozen chicken and other poultry products in 2010, compared to 1,745 thousand tons in 2009 on a combined basis. Most of our poultry sales are to our export markets.

Pork and Beef

We produce frozen pork and beef cuts, such as loins and ribs, and whole carcasses. As part of our strategy to diversify our product lines, we introduced beef cuts in December 2005 and intend to increase our sales of beef, particularly to export customers who already purchase poultry or pork from us. We sold 427 thousand tons of pork and beef cuts in 2010, compared to 413 thousand tons of pork and beef cuts in 2009 on a combined basis. Most of our sales of pork cuts are to our export markets. We are developing our export customer base for beef cuts, and we expect that most of our sales of beef cuts will ultimately be in our export markets. We raise hogs but do not raise cattle at our facilities.

Milk

We entered the dairy business in the second quarter of 2006 through our acquisition of a controlling interest in Batávia. In 2008, we expanded our presence in this market through the acquisition of Eleva. We produce pasteurized and UHT milk, which we sell in our domestic market. We sold 873 thousand tons of pasteurized and UHT milk in 2010 and 795 thousand tons in 2009, most of it in the domestic market. Our combined sales volumes for 2009 were equal to our historical sales volumes of milk because Sadia did not historically sell milk and other dairy products.

Processed Food Products

We produce processed foods, such as marinated, frozen chicken, Chester® rooster and turkey meat, specialty meats, frozen processed foods, frozen prepared entrees, dairy products, portioned products and sliced products. Part of our strategy is to develop additional processed food products in these and other categories because these products tend to be less price-sensitive than our frozen poultry and pork products. We sold 2,472 thousand tons of processed foods in 2010, compared to 2,341 thousand tons in 2009 on a combined basis. Most of our sales of processed foods are to our domestic market.

We believe there are opportunities to market value-added products like these to targeted regions and other market segments in Brazil, as well as expanding our sales in the export market.

Our processed food products strategy relies on accurate brand equity management, varied product portfolio with strategic pricing, and excellence, which aloows our products to reach thousands of Brazilian and international homes each day.

Net  Sales by market (R$ Million) and total Net  Sales share (%)

R$ Million	2010		2009		2008
Domestic Market	13,515	60%	12,148	58%	6,424	59%
Exports	9,166	40%	8,789	42%	4,969	41%
Net Sales	22,681	100%	20,937	100%	11,393	100%

R$ Million	2010		2009
Domestic Market	1,142	77%	385	-
Exports	342	23%	(308)	-
Operating Revenues	1,485	100%	77	100%

7.3. Description of the products and services which correspond to the operating segments disclosed on the item 7.2.:

                a. characteristics of the production process

                b. characteristics of the distribution process

                c. characteristics of the markets where the Company operates

i. share in its markets

ii. competition outlook

                d. contingent seasonality

                e. main inputs and raw materials

i. description of the relationships held with suppliers, including whether they are subject to control or government regulation, identifying the bodies and the respective legislation
ii. eventual dependence on few suppliers
iii. Any volatility in their prices

Production Process

We are a vertically integrated producer of poultry and pork products. We raise poultry and hogs, produce animal feed, slaughter the animals, process poultry, pork and beef meat to produce processed food products, and distribute unprocessed and processed products throughout Brazil and in our export markets.

The following graphic is a simplified representation of our meat production chain.

Poultry

At the beginning of the poultry production cycle, we purchase breeder chicks and eggs from Cobb of Brazil, an affiliate of Cobb Vantress, Hybrid, Aviagen do Brasil and sometimes from Agrogen. We send these eggs to our grandparent stock farms, where the chicks are hatched and raised, constituting our grandparent breeding stock. The eggs produced by our grandparent breeding stock are then hatched, and our parent breeding stock is produced. In 2010, we maintained an average parent breeding stock of approximately 18.7 million breeders that produce hatchable eggs. We also buy a small percentage of our parent stock from another supplier. The parents produce the hatchable eggs that result in day-old chicks that are ultimately used in our poultry products. We produced 1,694 million day-old chicks, including chickens, Chester® roosters, turkeys, partridge and quail in 2010. We hatch these eggs in our 25 hatcheries.

We send the day-old chicks, which we continue to own, to outgrowers (i.e., outsourced farmers), whose operations are integrated with our production process. The farms operated by these outgrowers vary in size and are near our slaughtering facilities. These integrated outgrowers are responsible for managing and growing the poultry in their farms under the supervision of our veterinarians. The payments to outgrowers are based on performance rates determined by bird mortality and the feed-to-meat ratio and are designed to cover their production costs and provide net profits. We provide feed, veterinary and technical support to the outgrowers throughout the production process. We have partnership agreements with approximately 26,097 integrated poultry outgrowers. Many of these outgrowers also produce and sell corn that we use to produce animal feed.

At December 31, 2010, we had a fully automated slaughtering capacity of 31.2 million heads of poultry per week.

Pork

We produce the majority of the pork we use in our products. We also purchase some pork on the spot market.

To produce pork, we generally purchase piglets from integrated outgrowers near our production facilities, which raise the piglets until they reach a specified weight. The piglet producers either purchase parent breeder hogs from producers such as Agroceres, Dalland, DanBred, Agropecuária Imbuial and Master Agropecuária or purchase young piglets from farmers who own breeder hogs. We transfer these piglets to separate integrated outgrowers who raise the hogs until they reach slaughtering weight. We then transport the hogs from these outgrowers to our slaughtering facilities. We have agreements with a total of approximately 19,345 integrated outgrowers, including piglet producers and hog raisers. We monitor the production of the hogs by these outgrowers and provide support from our veterinarians.

The local producers from whom we purchase a portion of our pork needs are also located near our production facilities but are not parties to partnership agreements with us. These producers generally raise the hogs from birth until they reach slaughtering weight, and we provide limited technical support. We purchase the hogs raised by these local producers pursuant to contracts.

We slaughter the hogs raised by our outgrowers or purchased from local producers or on the spot market. After they are slaughtered, the hogs are immediately cut in half. The half-carcasses are then partitioned according to their intended use. These parts become the raw material for the production of pork cuts and specialty meats.

At December 31, 2010, we had a pork slaughtering capacity of 194,400 heads per week.

Beef

We do not raise cattle at our facilities. We purchase cattle primarily from local producers in the region of Mirassol D’Oeste and Várzea Grande in the State of Mato Grosso. Although we purchase cattle on the spot market to the extent necessary, we expect to be able to purchase the majority of our cattle from local producers. We transport the cattle to our facilities, where we slaughter the cattle and cut and package the beef.

Under limited circumstances, we may contract for our own cattle confinement or enter into a partnership for that purpose.

At December 31, 2010, we had a beef slaughtering capacity of 1,797 heads per week.

Other Processed foods

We sell a variety of processed foods, some of which contain poultry, pork and beef meat that we produce. We produce lasagnas, pizzas, pastas, desserts and other frozen prepared entrees, as well as cheese bread, at our plants in Lages in the State of Santa Catarina, Rio Verde in the State of Goiás. In Tatuí, in the State of São Paulo, we produce ready-to-eat sandwiches, lasagnas, pizzas, cheese breads and other items of pasta and bakery. In Ponta Grossa, in the State of Paraná, we produce pizzas, pastas, desserts (Miss Daisy) and other industrialized products. Our Rio Verde plant is adjacent to our Rio Verde poultry and pork slaughtering facilities, and we transport pork from other production facilities to be used as raw materials at our Lages plant. We purchase most of the remaining ingredients for our lasagnas, pizzas, pies and pastries in the domestic market from third parties. Such seasonings and secondary raw materials are applied to each product type or line according to established criteria and procedures to ensure consistency of color, texture and flavor. The presentation of final products is achieved by shaping, casing, cooking and freezing in special machines. Products are then subjected to quality controls and distributed to the consumer market after having been packaged, labeled and boxed.

We sell a variety of frozen vegetables, such as broccoli, cauliflower, string bean,  peas, French fries and cassava fries. These products are produced for us by a third party that delivers them to us packaged, almost all for our Escolha Saudável (“Healthy Choice”) line of products. We purchase most of these products in the domestic market, but we import French fries from Belgium and peas from Chile, France and Argentina. We also produce soy-based products, such as soy meal and refined soy flour, at our plants in Videira, located in the State of Santa Catarina in Dois Vizinhos, in the State of Paraná and in Toledo, also in the State of Paraná. We also produced soybean oil until July 2005, when we sold our soybean oil plant in Marau in the State of Rio Grande do Sul to Bunge Alimentos because we determined that the production of soybean oil was not a core product of our business. We receive royalties from Bunge Alimentos for the use of the Perdigão brand for soybean oil under a licensing agreement.

The raw material for margarine is crude soybean oil, which is subjected to refining and bleaching processes. We purchase margarine from an agricultural cooperative supplier for resale by us. In June 2007, we acquired from Unilever the margarine brands Doriana, Delicata and Claybom, as well as the equipment to produce such margarines in Valinhos in the State of São Paulo. We also entered into an strategic agreement with Unilever for the management of the margarine brands Becel and Becel ProActiv in Brazil. We also produce margarines in our plant in Paranaguá, State of Paraná, under the brands Qualy and Deline. We began to sell this product as part of our strategy to diversify our product lines and to take advantage of our distribution network for refrigerated products.

Dairy Products

The following graphic is a simplified representation of our dairy products chain.

Through the acquisition of Batávia and Eleva, we produce dairy products in 15 plants. We receive milk from a network of over 11,000 milk producers in more than 553 cities. The milk is purchased mainly from local producers and supplemental purchases are made on the spot market, depending on market price conditions and demand levels. In the event that there is a lack of fresh milk in the market, we are capable of using powdered milk for part of our supply needs.

We are the second largest milk collector in Brazil based on volume, according to information compiled from Leite Brasil, the Brazilian National Agriculture Confederation (Confederação Nacional da Agricultura), the Brazilian Confederation of Dairy Cooperatives (Confederação Brasileira de Cooperativas de Laticínios) and the Brazilian Agricultural Research Corporation (Empresa Brasileira de Pesquisa Agropecuária).

Feed

We produce most of the feed consumed at the farms operated by our integrated poultry and hog outgrowers. We provide feed to most of our integrated poultry and hog outgrowers as part of our partnership arrangements with them. We also sell animal feed to local hog producers at market rates.

We own 23 feed production plants. The basic raw materials used in animal feed production are corn and soy meal mixed with preservatives and micronutrients.  In 2010, we also purchased corn from rural producers and small merchants, through cooperatives and from trading companies such as Coamo, Bunge, Cargill, ADM and others. The corn is grown primarily in the states of Santa Catarina, Paraná, Rio Grande do Sul and the central-west region of Brazil. We buy soy meal from major producers such as Coamo, Bunge and Cargill, primarily pursuant to long-term contracts. The prices of corn, soybeans and soy meal fluctuate significantly.

Other Raw Materials

We purchase other materials required for our products, such as prepared animal intestines (for sausage casings), cardboard boxes and plastic (for packaging), micronutrients for animal feed, spices and veterinary drugs from third parties, both in the domestic and international markets. We must import and therefore pay for some of these products in U.S. dollars.

Suppliers

We generally use a bidding process to select our suppliers based on technical and commercial requirements. We have had long relationships with many of our suppliers, both in Brazil and abroad. We periodically evaluate the efficiency of our suppliers in terms of quality, lead time and service levels.

Distribution of Products

Domestic Market

We have focused on our logistical operations and seek to improve efficiency and reduce distribution costs by building distribution centers to cover long distances through our cross-docking facilities. We reach approximately 98% of the Brazilian territory through a nationwide distribution network. As of December 31, 2010, we operated 40 distribution centers and 42 cross-docking points.

Shipment of Products

We export our products primarily through the ports of Itajaí and Navegantes in the State of Santa Catarina and, to a lesser degree, through the ports of São Francisco do Sul in the State of Santa Catarina and Paranaguá in the State of Paraná. We store our products in refrigerated warehouses that we lease under long-term leases and that are located near the ports. We contract with exclusive third-party carriers to transport our products from our production facilities to the ports, and we ship our products to the export markets through independent shipping companies.

In the fourth quarter of 2008, flooding and damage at the ports of Itajaí and Navegantes damaged port infrastructure and required us to divert all our exports in the region of Santa Catarina to three other ports: Rio Grande in the State of Rio Grande do Sul, Paranaguá and São Francisco. These events resulted in reduced shipment levels in November and led to delays in exports that adversely affected our export revenues for the fourth quarter of 2008.

The Itajaí port is owned and administered by the municipal government of Itajaí, while the port of São Francisco do Sul is owned and administered by the Brazilian federal government and the port of Paranaguá is owned and administered by the State of Paraná. However, shipments through the ports of Itajaí and Paranaguá are made through private terminals at these ports that are operated as concessions. The dock workers and other port employees at all these facilities are generally members of labor unions. In addition, each shipment of our products requires clearance by customs agents, sanitary inspectors and other agents of the Brazilian federal government, who are also generally members of labor unions. From time to time, we have been affected by strikes of these port employees and government agents. Strikes by Brazilian federal government agents generally affect all Brazilian ports, whereas strikes by port employees sometimes affect only one port, but they also tend to last longer than strikes by government agents. In the third quarter of 2007 and in March 2008, for example, sanitary inspectors struck for approximately a month. Although these strikes did not have a material adverse effect on our results of operations, a widespread or lengthy strike in the future could adversely affect our business and our results of operations.

Export Markets

Our sales and distribution efforts abroad are coordinated through sales offices in England, Japan, The Netherlands, Russia, Singapore, Italy, Hungary, Austria, Portugal, France, Germany, Turkey, Argentina, Chile, Uruguay, Cayman Islands, Venezuela, China and the United Arab Emirates. We coordinate our marketing efforts in our principal export markets through these offices, and we provide sales support to customers. Our distribution arrangements in our export markets vary according to the market.

Europe. In Europe, we have developed our own distribution network and sell directly to food processing and food service companies as well as local distributors. We are currently able to distribute products in 31 European countries, and in 15 of those countries, we are able to deliver products within approximately two days of receiving an order. We intend to expand our distribution network to broaden and deepen our coverage in Europe and to support more targeted marketing efforts. In limited cases, we may explore the processing of some products in Europe where doing so would allow us to distribute those products more effectively, as we have done with the Plusfood acquisition.

Far East. In Japan, our biggest market in the Far East, we sell primarily to trading companies, which resell our products to Japanese distributors. We primarily supply special cuts of chicken, including boneless legs and wing cuts, produced specifically for the Japanese market, which has helped us foster customer loyalty. We also believe that our quality standards and product range have made us one of the preferred suppliers of chicken products in the Japanese market. In addition to Japan, we sell a significant amount of products in Hong Kong and Singapore, where we believe our brands are well recognized. Our most popular products in these latter markets include chicken wings and feet.

Eurasia. In Russia and other areas of Eurasia, we sell primarily to distributors, which resell our products to supermarkets and other customers. Our Fazenda brand of pork and poultry products is carried in many supermarkets, and we believe it is a wellrecognized brand in Russia. We have historically sold approximately two-thirds of our frozen pork cuts to Russia and also supply significant volumes of frozen whole and cut chickens. Russia imposes quotas on imports of poultry and pork products from Brazil and other exporting countries. It is not uncommon for Russian quotas for poultry and pork products to be subject to changes in policy and delays in allocation, and a delay in allocating quotas for poultry products in the first half of 2006 led to a significant decline in our sales volumes of poultry products to Russia during that period.

Middle East. In Saudi Arabia and other countries of the Middle East, we sell to large distributors, some of which have been our customers for decades. We sell primarily frozen whole and cut chickens in these markets. We believe that we are one of the preferred suppliers of these products in this region due to our quality standards and our long-standing customer relationships.

Africa, the Americas and Other Countries. We sell modest amounts of our products to several countries in Africa, South America and other regions, primarily through trading companies that resell our products to distributors. We also sell chicken cuts, including breasts and wings, to processing companies in Canada. We are currently developing relationships with distributors in South America in order to expand our exports in this region.Our sales to many of these countries are subject to significant fluctuations in demand.

Main Markets

Brazilian Domestic Market

Brazil is the fifth largest country in the world, both in terms of land mass and population. As of April 2010, Brazil had an estimated population of 193.2 million people, according to data from the IBGE. According to IBGE, Brazil had a GDP of R$3.7 trillion for 2010, representing an increase of 15.4% over GDP of R$3.2 trillion for 2009, in each case in nominal terms. GDP per capita increased 6.5% in 2010 to R$19,016. The Brazilian government implemented fiscal and monetary policies, such as tax and interest rate reductions, designed to mitigate the impact of the international crisis on the Brazilian economy. Since the third quarter of 2009, increased hiring in the industry and services sectors has raised consumer confidence and led to increased sales of durable and non-durable products. The Central Bank forecasts that the Brazilian GDP in 2011 will increase 4.5% compared to 2010. The inflation rate, as measured by the IPCA, published by the IBGE, was 4.3% in 2009 and 5.9% in 2010, continuing a trend of moderate inflation rates when compared with Brazil’s historical experience of high rates of inflation.

Brazil is a large consumer of meat, with estimated per capita meat consumption of 91.8 kilograms in 2010, according to the USDA. Poultry and beef are a major food staple and protein source in the Brazilian domestic market. Pork is also an important protein source in the country, although Brazilians consume considerably more beef and poultry than pork.

Demand for poultry, pork and beef products is directly affected by economic conditions in Brazil. In the fourth quarter of 2008, the worsening of the global economic and financial crisis began to affect general demand for our products in the Brazilian market. These negative trends began to affect domestic consumer confidence in the fourth quarter of 2008 and continued to do so in 2009.  In 2010, the effectiveness of Brazilian government stimulus programs and other factors led to a an increase in consumption and consumer confidence. In addition, the overall trend toward improved economic conditions in recent years has generally supported increased demand for processed food products, as well as traditional fresh and frozen poultry and pork products.

The Brazilian domestic market is highly competitive, particularly for fresh and frozen poultry and pork products. There are several large producers, most notably BRF and Sadia, but also Aurora-Cooperativa Central Oeste Catarinense Ltda., or “Aurora,” and Seara Alimentos S.A., or “Seara” (which is now owned by Marfrig). The large producers are subject to significant competition from a substantial number of small producers that operate in the informal economy and offer lower quality products at lower prices than do the major producers. For that reason, we and our main competitors have, in recent years, focused on producing and selling processed food products because these products support better margins. We and our major competitors are generally emphasizing processed food products rather than fresh and frozen poultry and pork products which are close to a commodity.

Among processed foods products, specialty meats and frozen processed meats have experienced considerable growth in recent years. Based upon information compiled by A.C. Nielsen, the specialty meats market in Brazil accounted for net sales of R$18.0 billion in 2010, representing a 22% increase over R$14.7 billion in 2009. Based upon information compiled by A.C. Nielsen, the frozen processed meats market represented net sales of approximately R$2.8 billion in Brazil in 2010, a 15% increase over R$2.3 billion in net sales in 2009. The processed foods sector is more concentrated in terms of the number of players. Consumption of processed products is influenced by several factors, including the increase in consumer income and marketing efforts with a view to meeting consumer demand for more value-added products. We believe that processed food products represent an opportunity for further growth in coming years.

In 2010, according to A.C. Nielsen, the Brazilian market for dairy processed products totaled approximately R$4.4 billion, an increase of 10%, from R$4.0 billion in 2009. Brazil is one of the world’s largest consumers of dairy products. The size of the Brazilian margarine market was approximately R$2.3 billion in 2010, according to A.C. Nielsen.

Export Markets

In 2010, Brazil’s volume of poultry exports was 5.1% higher than in 2009. This improved performance can be explained mainly by the higher sales to Saudi Arabia, China, Egypt and Japan.

 In 2011, first quarter exports of poultry meat may be affected by the disaster in Japan, which led to many port closures.

In the milk and dairy products industry, Brazil has been exporting various products, especially powdered milk, since 2000, as an alternative to the domestic market, and the sales volume of powdered milk increased from only 229 tons in 2000 to 54 thousand tons in 2010, according to SECEX.

Brazil has become a leading participant in global export markets due to natural advantages, including low feed and labor costs, and gains in efficiencies in animal production. We, like other large Brazilian producers, have built on these advantages to develop the scope and scale of our businesses.

Global demand for Brazilian poultry, pork and beef products is significantly affected by, depending on the export market, trade barriers, sanitary requirements and disease-related bans, religious considerations, economic conditions and other factors. Trade barriers may include quotas on imports from Brazil (e.g.,  in Russia), protective tariffs (e.g., in the European Union), direct and indirect subsidies for local producers, licensing requirements (e.g.,  in China) and outright bans on imports. Most countries require sanitary agreements with Brazil before Brazilian products may be imported (e.g., the United States, which has no sanitary agreement with Brazil covering poultry, beef and pork products and therefore will not accept Brazilian poultry, beef and pork for import). In addition, outbreaks of animal disease may result in bans on imports (e.g., in Russia, which banned imports of Brazilian pork products because of outbreaks of foot-and-mouth disease affecting cattle in two Brazilian states). The Middle East, which constitutes an active region for poultry sales by Brazilian producers, does not import pork products due to Muslim religious bans on the consumption of pork. Above all, economic conditions in a particular export market (whether national or regional) may influence levels of demand for all types of poultry, pork and beef products as well as processed products.

Global trade in poultry products has been negatively affected by the spread of highly pathogenic avian influenza (H5N1 virus), particularly in Asia but also in Europe and Africa. Since the beginning of 2003, there have been 526 confirmed human cases of avian influenza and 311 deaths, according to the WHO. Human cases were reported in various countries in Asia, the Middle East and Africa,   and several countries in Europe reported cases of avian influenza in birds. Avian influenza has not yet been detected in Brazil or elsewhere in the Americas. A similar virus strain has been detected in North America, with low pathology. If this animal disease is detected in Brazil, or if it begins to be transmitted from human to human, global demand for poultry products is likely to decline for a period whose length cannot be predicted.

Similarly, global trade in pork products was negatively affected in 2009 by the spread of A(H1N1) influenza, also called “swine flu,” in many countries. As of July 4, 2010, more than 18,311 deaths worldwide had been recorded since the outbreak of A(H1N1) influenza in Mexico, and on June 11, 2009, the WHO declared a flu alert level six, signaling a “global pandemic.” Many countries, including Russia and China,  prohibited imports of pork from countries reporting a significant number of cases (Mexico, United States and Canada), but those countries later reopened their markets to producers from Mexico, the United States and Canada.

On August 10, 2010, the WHO terminated the level six influenza pandemic alert and shifted its focus to a post-pandemic period. During this period, localized outbreaks of different magnitudes may show significant levels of A(H1N1) transmission. Any further outbreak of A(H1N1) influenza could lead to the imposition of costly preventive controls on pork imports in our export markets and could have a negative impact on the consumption of pork in those markets or in Brazil. In addition, any future significant outbreak of A(H1N1) influenza in Brazil could lead to pressure to destroy our hogs, even if no link between the influenza cases and pork consumption is shown. Any such destruction of our hogs would result in decreased sales of pork, prevent recovery of costs incurred in raising or purchasing our hogs, and result in additional expense for the disposal of destroyed hogs. Accordingly, any spread of A(H1N1) influenza, or increasing concerns about this disease, may have a material and adverse effect on our company.

In export markets, we and other Brazilian producers compete with local and other foreign producers. Traditionally, Brazilian producers have emphasized exports of frozen whole and cut poultry and frozen pork and beef cuts. These products, which are similar commodities in nature, continue to account for the substantial portion of export volumes in recent years. More recently, Brazilian food companies have begun to expand sales of processed food products. We anticipate that, over the next several years, we and our main Brazilian competitors will sell greater volumes of frozen whole and cut poultry and frozen pork and beef cuts as well as increasing volumes of processed food products.

.

Competition

Domestic Market

We face significant competition in the domestic market, particularly due to the recent growth in poultry and pork production capacity in Brazil.

In the specialty meat market, we (excluding Sadia) had a 25.5% market share by sales volume in 2010, Sadia had 28.9%, and Aurora and Marfig (including Seara) had market shares of 8.0% and 7.6%, respectively, according to A.C. Nielsen. The specialty meat market accounted for estimated revenues of approximately R$18.0 billion in Brazil in 2010, compared to R$14.7 billion in 2009, an increase of 22%. The four largest players accounted for 70.1% of the market in 2010, while the remainder of the market represents several small players. This market has undergone recent consolidation due to the competitiveness of the largest players, such as the acquisition of Seara by Marfrig in 2009.

In the frozen processed meat market (which includes hamburgers, steaks, breaded meat kibes and meatballs), we (excluding Sadia) had a 31.1% market share by sales volume from December 2009 through November 2010; Sadia had a market share of 37.8% according to A.C. Nielsen. Seara was acquired by Marfrig in 2009, and its market share in the same period was 6.6%. Since 1995, the market has had average annual growth of 13.5% in terms of sales volume. The frozen processed meat market accounted for estimated revenues of approximately R$2.8 billion in Brazil in 2010, compared to R$2.4 billion in 2009, an increase of 15.3%.

The graph below shows the approximate percentage of our market share for 2010 in the main categories in which we compete. The percentages are based on data for twelve-month periods that vary according to the category but include most of 2010 in each case.

*Methodological changes were made in the AC Nielsen database in 2010 preventing comparison with historical data.

Source: Ac Nielsen – Accumulated 2010

In the frozen pasta market (which includes lasagnas and other products), we (excluding Sadia) had a 32.1% market share by sales volume in December 2009 through November 2010, while Sadia had a market share of 50.4%, according to A.C. Nielsen. The frozen pasta market accounted for estimated revenues of approximately R$647 million in 2010, compared to R$515 million in 2009, an increase of 26%. The frozen pasta market grew at an annual average rate of 16.2% from 2004 to 2010, in terms of sales volume.

In the frozen pizza market, we (excluding Sadia) had a 34.5% market share by sales volume from January through December 2010, while Sadia had a market share of 35.8% according to A.C. Nielsen. The frozen pizza market accounted for estimated revenues of R$551 million in 2010, compared to R$482 million in 2009, an increase of 14%. The frozen pizza market grew at an annual average rate of 13% from 2000 to 2010 in terms of sales volume.

In the dairy products market, we had a 11.2% market share by sales volume from December 2009 through November 2010, while Danone, Nestlé and Paulista had market shares of 20.4%, 15.2% and 6.7%, respectively, according to A.C. Nielsen. The dairy products market accounted for estimated revenues of approximately R$4.4 billion in Brazil in 2010, compared to R$4.0 billion in 2009, an increase of 9.9%. Since 2003, this market has had annual average growth of 6.5% in terms of sales volumes.

In the margarine market, we (excluding Sadia) had a 15.4% market share by sales volume from December 2009 through November 2010, Sadia had 46.8%, and Bunge had a market share of 27.1%, according to A.C. Nielsen. The margarine market accounted for estimated revenues of approximately R$2.3 billion in Brazil in 2010, according to A.C. Nielsen. In terms of sales volumes, this market grew 1.2% in 2010 compared with the same period in 2009.

In the Brazilian market for whole poultry and poultry and pork cuts, we face competition from small producers, some of which operate in the informal economy and offer lower quality products at lower prices. This competition from small producers is a significant factor in our selling a majority of our whole chickens and poultry and pork cuts in the export markets and is a barrier to expanding our sales of those products in the domestic market.

In the domestic market, we compete primarily based on brand recognition, distribution capabilities, selling prices, quality and service to our customers. Since the market for processed food products is still growing in Brazil, we believe that the medium and long-term prospects for this segment are positive based on the trend over the preceding years.

Export Markets

We face significant competition in our export markets, both from other Brazilian producers and from producers in other countries. For example, Marfrigcompetes with us internationally and has many of the same competitive advantages that we have over producers from some other countries, including lower labor and feed costs. In addition, our poultry and pork cuts, in particular, are highly price-competitive and sensitive to product substitution. Customers sometimes seek to diversify their sources of supply by purchasing products from producers in other countries, even when we may be a lower cost producer.

Protectionist measures among Brazil’s trade partners are also an important competitive factor. Brazilian poultry and pork exports are increasingly affected by measures taken by other countries to protect local producers.

Company	Percentage of Brazilian
Exports- Poultry
Brasil Foods	23.36%
Sadia	22.46%
Marfrig/ Seara	18.92%
Frangosul	11.15%
Marfrig	4.72%
Other	19.39%
Total	100.00%

Source: ABEF

The table above sets forth the main Brazilian exporters’ percentage of poultry and pork markets in 2009, by total sales volumes. Abef and Abiec, association that consolidate companies poultry exports data, has not released updated statistics for 2010 yet. ABIPECS, association that used to consolidate companies pork data, does not release these information nowadays

Company	Percentage of Brazilian
Exports- Pork
Brasil Foods	21.64%
Sadia	17.41%
Aliben	14.20%
Seara	11.15%
Pamplona	8.41%
Aurora	6.84%
Other	20.35%
Total	100.00%

Source: ABIPECS

In our export markets, we compete primarily based on quality, cost, selling price and service to our customers.

Seasonality

Processed Food, Poultry, Pork and Beef

Domestic market

Our net sales in the domestic market are not subject to large seasonal fluctuations.  However, our fourth quarter is generally slightly stronger than the others due to increased demand for our products during the Christmas season, particularly turkeys, Chester® roosters, ham and pork loins. We market certain products specifically for the holiday season, such as gift packages of our products that some employers distribute to their employees. Our results are also affected by the dry and rainy seasons for corn, soy beans and soy meal, which are our primary raw materials in feed production.

In 2010, the first quarter accounted for 23.7% of our total sales in the domestic market, the second quarter accounted for 24.3%, the third quarter accounted for 25.9% and the fourth quarter accounted for 26.1%.

Export markets

Our export sales as a whole are not materially affected by seasonality, partly because seasonal buying patterns vary according to our export markets. However, net sales in specific export markets sometimes vary with the season. In the Middle East, for example, we experience slower net sales during Ramadan and the summer months.

In our export markets, in 2010, the first quarter accounted for 22.55% of our export sales, the second quarter accounted for 25.9%, the third quarter accounted for 25.5% and the fourth quarter accounted for 26.1%.

Milk and Dairy Products

In the milk and dairy products market, production varies seasonally between the dry and rainy seasons because most of the milk in Brazil is produced from cows raised in open pastures. Our milk production is higher during the rainy season, which is between November and February in southeastern Brazil and between July and September in southern Brazil. Although most of our production is concentrated in the southern region, our production network helps to mitigate the effects of seasonality.

At the end of the fourth quarter and the beginning of the first quarter of the year, there has historically been a general decrease in selling prices and a general increase in inventories of UHT milk and pasteurized milk, due to an increase in domestic production and a decrease in domestic demand. During these months, Eleva has historically increased its inventories and has been able to benefit from higher selling prices during the other months of the year. Gross revenues from dairy products have historically been higher in the second and third quarters of the year, and revenues from pork, poultry and beef have historically been higher in the third quarter and even higher in the fourth quarter of the year.

Commodity Prices

Many of our raw materials are commodities whose prices constantly fluctuate in response to market forces of supply and demand. We purchase large quantities of soy meal, soybeans and corn, which we use to produce substantially all our own animal feed.

For the most part, the commodities we purchase are priced in reais. While input costs are real-denominated, the prices of the commodities we purchase tend to follow international prices for soy meal and soybeans and, to a lesser extent, corn, and are influenced by exchange rate fluctuations. Purchases of corn, soy meal and soybeans represented approximately 22.7% of our cost of sales in 2010 and 22.6% in 2009. Although we produce most of the hogs we use for our pork products, in 2010 we also purchased hogs on the spot market.

In addition, the selling prices for many of our products, including substantially all our export products, are highly sensitive to the market price of those commodities and fluctuate together with them. In 2010, the average corn price quoted on the Chicago Board of Trade (CBOT) was 14.8% higher than the average price in 2009. Soybean prices quoted on the CBOT also increased by 2.6% in 2010 compared to 2009.

The effect of decreases or increases in prices of raw materials on our gross margin is greater for products that are more similar to commodities in nature relative to more value-added products.

Our ability to pass on increases in raw material prices through our selling prices is limited by prevailing prices for the products we sell in our domestic and export markets, especially for those products that are more similar to commodities. For example, in the fourth quarter of 2008, as the global financial crisis increasingly affected demand for products like ours, we were forced to decrease our selling prices even though we had experienced the significant increases in raw material prices described above during the first three quarters of 2008.

The following graph illustrates the movements in the price of corn in Cascavel in the State ofParaná (a commonly used reference price for corn in Brazil) for the periods indicated, reported by Agra Informa Ltda., or “Agra-FNP,” a private Brazilian firm.

Wholesale Corn Prices at Cascavel, State of Paraná (R$ per 60Kg sack)

Source: Agra- FNP

Current Brazilian government estimates of the Brazilian corn harvest in 2010-2011 forecast 55 million tons, according to a survey undertaken in March 2011 by the National Supply Company (Companhia Nacional de Abastecimento) or “CONAB,” an agency of the Brazilian Ministry of Agriculture, Husbandry and Supply. This estimate represents a 1.7% decrease from 56 million tons harvested in 2009-2010. Of these 55 million tons, 33 million tons are forecast for the summer crop and 22 million tons for the second crop (safrinha), to be harvested up to early August 2011.

The following graph illustrates the movements in the price of soybeans in Ponta Grossa in the State of Paraná (a commonly used reference price for soybeans in Brazil) for the periods indicated, as reported by Agra FNP.

Wholesale Soybean Prices at Ponta Grossa, State of Paraná (R$ per 60Kg sack)

Source: Agra-FNP

According to a survey released by CONAB in March 2011, current Brazilian government estimates of the Brazilian soybean harvest in 2010-2011 forecast 70.3 million tons. This estimate represents a 2.3% increase over the soybean harvest in 2009-2010.

The estimated total exports of soybeans in the 2010-2011 harvest is 32.1 million tons, which represents a 10.2% increase over the 2009-2010 harvest (29.1 million tons). Inventory volumes for the 2010-2011 harvest may be increased compared to 2009-2010.

CONAB estimates Brazilian inventories of 3 million tons, while in the last season stocks reached 2.7 million tons.

Brazilian exports of soybeans from January through December 2010 totaled 29.2 million tons. Revenues from exports of soybeans in 2010 totaled U.S.$11.1 billion, with an average price of U.S.$380 per ton, compared with an average price of U.S.$400 per ton in 2009. Despite the higher exports of soybean, average prices of domestic soybeans decreased 14% in 2010 relative to 2009, primarily as a result of the appreciation of the real and decreasing international market prices.

Effects of Exchange Rate Variations and Inflation

The table below sets forth, for the periods indicated, the fluctuation of the real against the U.S. dollar, the period-end and average daily exchange rates and Brazilian inflation as measured by the INPC, IPCA and IGPM.

	2010	2009
Appreciation (depreciation) of the real against the U.S. dollar	4.3%	25.5%
Period-end exchange rate (U.S.$1.00)	R$1.67	R$1.74
Average (daily) exchange rate (U.S.$1.00) (1)	R$1.76	R$1.99
Basic interest rate SELIC (2)	10.75%	8.75%
Infration (INPC) (3)	6.5%	4.1%
Infration (IPCA) (4)	5.9%	4.3%
Infration (IGP-M) (5)	11.3%	(1.7%)

Source: IBGE, Fundação Getúlio Vargas and the Central Bank.

(1) The average (daily) exchange rate is the sum of the daily exchange rates based on PTAX 800 Option 5, divided by the number of business days in the period.

(2) The SELIC (Sistema Especial de Liquidaçăo e de Custódia) interest rate is the primary Brazilian reference interest rate.

(3) INPC is published by the IBGE, measuring inflation for families with income between one and eight minimum monthly wages in 11 metropolitan areas of Brazil.

(4) IPCA is published by IBGE, measuring inflation for families with income between one and 40 minimum monthly wages in eleven metropolitan areas of Brazil.

(5) The General Market Price Index (Indice Geral de Preços do Mercado), or “IGP-M” gives different weights to consumer prices, wholesale prices and construction prices. The IGP-M is published by the Getúlio Vargas Foundation ( Fundaçăo Getúlio Vargas ), a private foundation.

Our results of operations and financial condition are significantly affected by movements in the exchange rate of reais to the U.S. dollar, the euro and the pound sterling. We invoice for our export products primarily in U.S. dollars and, in Europe, in euros and pounds sterling, but we report our results of operations in reais. Appreciation of the real against those currencies decreases the amounts we receive in reais and therefore our net sales from exports.

The prices of soy meal and soybeans, which are important ingredients of our animal feedstock, are closely linked to the U.S. dollar. The price of corn, another important ingredient of our feedstock, is also linked to the U.S. dollar, albeit to a lesser degree than the price of soy meal and soybeans. In addition to soy meal, soybeans and corn, we purchase sausage casings, mineral nutrients for feed, packaging and other raw materials, as well as equipment for use in our production facilities, from suppliers located outside Brazil whom we must pay in U.S. dollars or other foreign currencies. When the real depreciates against the U.S. dollar, the cost in reais of our U.S. dollar-linked raw materials and equipment increases, and such increases could materially adversely affect our results of operations. Although the appreciation of the real has a positive effect on our costs because part of our costs are denominated in U.S. dollars, this reduction in U.S. dollar costs because of the appreciation of the real does not immediately affect our results of operations because of the length of our production cycles for poultry and pork.

We had total foreign currency-denominated debt obligations in an aggregate amount of R$3,986.9 million at December 31, 2010, representing 55% of our total consolidated indebtedness at that date. Although we manage a portion of our exchange rate risk through foreign currency derivative instruments and future cash flows from exports in U.S. dollars and other foreign currencies, our foreign currency debt obligations are not completely hedged. A significant devaluation of the real in relation to the U.S. dollar or other currencies would increase the amount of reais that we would need in order to meet debt service requirements of our foreign currency-denominated obligations.

Historically, our results of operations and financial condition have been affected by rates of inflation in Brazil. Demand for our products in the domestic market is sensitive to inflation in consumer prices, as reflected in variations in the INPC and IPCA inflation indexes, and most of our costs and expenses are incurred in reais. Because long-term contracts with suppliers and customers are not customary in our industry and prices are generally negotiated monthly or quarterly, increases in inflation have a rapid impact on our net sales and costs.

The IGP-M index is often used as an inflation reference rate in negotiating prices we pay to our suppliers. In addition, we buy energy to run our production facilities pursuant to long-term contracts that contain periodic inflation adjustments according to the IGP-M index.

In terms of personnel costs, Brazilian salaries are adjusted only once a year, based on collective agreements between employers’ syndicates and unions. Generally, unions follow the INPC as a parameter for their negotiations.

7.4 – Clients responsible for more than 10% of the Company’s total net income

7.4. Identification of the clients which are responsible for more than 10% of the Company’s total net income, informing specifically:

a.      total amount of income arising out of such client

b.      operating segments affected by the income arising out of such client

None of the Company’s clients is responsible for more than 5% of the net revenues. The risk policy determined for the exposure in relation to sales of both domestic market and exports provides the diversification of product portfolio and customers.

7.5. Description of the material effects arising the governmental regulation over the Company’s activities

                a. need of governmental authorizations for the exercise of the Company’s  activities and the history related to the public administration for obtaining such authorizations

The Brazilian Ministry of Agriculture regulates our activities through the Secretary of Agricultural Defense and the Animal Product Inspection Department. This Department is responsible for issuing regulations, conducting inspections and providing legal support in respect to livestock, raising of animals, food processing and any other activity involving matters related to animals in Brazilian territory.

Under the applicable regulations, the units dealing with animal products must obtain permits and authorizations from the Federal Inspection Service of the Police Service of the Ministry of Agriculture, Livestock and Food Supply, including an operating license for each unit and, further, must submit to periodic monitoring by the Brazilian state, where the unit is located.

Furthermore, the animal product must be identified by the use of labels which have been registered or approved by the Ministry of Agriculture. The products ready for consumption which contain animal ingredients are also subject to technical, chemical and microbiological inspections. Violation of animal product regulations can lead to the imposition of criminal penalties, fines, product seizures, temporary or permanent suspension of the company’s activities.

Our units have the necessary operating authorizations and our products are produced and sold pursuant to the laws in force, including the rules of the Ministry of Agriculture, Livestock and Food Supply.

Furthermore, in the environmental sphere, the Company, like other Brazilian food producers, is subject to strict laws, regulations, authorizations and local, state and federal licenses which include among other aspects, the handling and disposal of waste, discharge of air, water and soil pollutants and cleaning of contaminants, all of which affect our business.

Any failure to comply with these laws and regulations or any failure to obtain authorizations or licenses may result in administrative and criminal penalties, such as fines, cancellation of authorizations or revocation of licenses, besides negative publicity and liability to remedy environmental damage, as we cannot operate a production unit if the environmental license is not current or valid.

Since constitution of the Company, our environmental licenses are renewed periodically, as established by relevant legislation

Furthermore, the Federal Police, through its Chemical Products Control Division by virtue of Law 10.357/2001 and regulations, is responsible for the control and inspection of chemical products used to make illegal drugs.

In our production, we use controlled chemical products and, for this reason, it is necessary to obtain a Federal Police license to acquire these products in the market.

All Company units that need to acquire and use such products have the Operating License Certificate, certifying that we are duly registered with the Chemical Products Control Division.

The Company units also possess operating permits and licenses issued by Local Governments, authorizing us to exercise our activities in these establishments.

Of this total, 348.9 million was appropriated for the acquisition of poultry and hog breeder stock. In the past five years, investments amounted to R$ 6,058 million, an annual average of R$ 1,211 million in Capex. The reduction in investments when compared to previous years is due to the strategic option of optimizing installed capacity through standardization and improvements, resulting in more efficient production and gradual maturation of investments in new industrial units and in the expansion of processing capacity.

Both Perdigão as well as Sadia are emerging from an intense round of investments which have enabled BRF to meet market demand using the potential in existing plants or in those about to go into operation. The larger part of the investment made in 2010 was allocated to programs for improvements, productivity and new projects.

 In early March 2011, a fire affected part of the installations of the Nova Mutum (MT) unit. This event was of minor proportions, the unit’s production being temporarily absorbed by other BRF plants in order not to compromise supplies to clients and consumers.

The Company has fire insurance. The Nova Mutum unit slaughters 230 thousand head of chicken/day and its output (whole chicken and chicken cuts) supplies both domestic and export markets.

Coopercampos – On April 29 2010, the Company signed a services agreement with Cooperativa Coopercampos, state of Santa Catarina, which includes the use of future industrial capacity of the plant currently under construction in the municipality of Campos Novos for hog slaughtering. The unit is to be equipped for selling its production to the leading world markets. The unit’s slaughtering capacity will be seven thousand head/day, enabling it to meet the needs of a demanding export market. The cooperative estimates total investments in the project at R$ 145 million. Slaughtering operations are expected to begin in the first half of 2011.

Information Technology – During the year, an integrated systems platform was set up to support the merger between Perdigão and Sadia for capturing identified synergies,these contingent on a unified system once the merger is finalized. The project, which will take approximately 18 months to conclude, involves about 200 people in 4 stages: 1) upgrading of the SAP system to increase processing capacity; 2) construction of the initial platform; 3) development of the Human Resources SAP system; and 4) the roll-out of SAP APO – Advance Planning Optimization.

All stages are integrated and critical to the creation of a complete platform to support the Company’s expected international expansion as well as to ensure lower operating and maintenance costs.

Internationalization Project – To sustain its domestic and international expansion plans, the Company is planning a further investment cycle focusing on value-added products international expansion, and distribution on main regions. BRF is to assess the best opportunities for executing this expansion, either through the construction of greenfield units or the acquisition of overseas companies. In addition, the company is maintaining its plans for modernization and improved productivity at all the production units. Funding for these investments will come principally from BRF’s own cash flow.

                b. Company’s environmental policy and costs incurred to comply with environmental regulation and, if applicable, other environmental policies, including compliance with international environmental protection standards

We hire trained professionals in risk and waste management, who are capable of rapid response in emergency situations. All our meat processing units are built in accordance with environmental laws relevant to disposal of effluents and waste. Furthermore, our Marau unit was the first Brazilian industrial unit in the meat processing sector to adopt the Integrated Management System (SGI – Sistema de Gestão Integrada), a management tool targeting excellence in quality, environment, occupational health and safety. Its implementation brought about ISO 9001 and ISO 14001 (International Organization for Standardization), and OHSAS 18001 (Occupational Health and Safety Assessment Series) certifications, respectively. In 2009, eight Company units were certified under ISO 14001 requirements, namely: Lages, Marau Aves, Marau Suínos, Herval d’Oeste, Serafina Corrêa, Chapecó, Paranaguá e Ponta Grossa.

We have implemented an environmental policy to ensure that our activities and development are carried out in harmony with the environment. We have an Environmental Coordination Committee comprised by members from a variety of positions, which oversees implementation of our environmental policy and monitors our environmental practices.

In addition to taking all the environmental care necessary to manage our operations, we also participate of environmental preservation initiatives and we maintain an environmental waste recycling system together with our integrated producers. Despite our efforts to comply with the environmental regulations and laws, we are, from time to time, obligated to sign environmental settlement agreements with the federal government resulting from failure to comply with environmental licensing requirements governing solid and effluent waste management. According to these agreements, we must, among other things, repair contaminated soil. If we do not comply with these obligations, the company will be subject to payment of daily fines.

On October 7th, 2008, we signed a conduct modification agreement (TAC) with the city of Mirassol D’Oeste, whereby we have agreed to pay compensation in the amount of BRL 100,000 and donate 100,000 forest seedlings to entities recommended by the Public Attorney’s Office of the State of Mato Grosso.

Throughout 2010 the BRF had alloted R$ 160 thousand to build a pipeline between the settling pond of the plant located in Rio Verde (GO) and the lagoon catchment Saneago, responsible for supplying water to municipality. In the same city, R$ 167 thousand  were destinated to the construction of paving and fencing around the perimeter of the mouth of the Rio Barrinha addition and R$ 450 thousand for recovery in the headwaters Ribeirão da Abóbora.

 Partnerships with integrated producers are one of the strategies that we use to ensure that our activities and the activities of our suppliers are carried out in accordance with global environmental standards. We are responsible for projects to license our integrated producers and to supply technical support and guidance so that they can deal with environmental issues in the best manner possible.

We are also aware of the need to improve and expand our environmental control systems along with the rate of growth and diversification expected for the coming years. All new investments involving increasing the production must expand effluent treatment units and steam generation capacity to meet the standards already achieved and, if possible, to improve such indicators.In 2010, BRL 114.1 million were investmented in environmental projects, while BRL 111.8 million in 2009.

c. Dependent on patents, trademarks, licenses, concessions, franchises, royalties  contracts relevant to activities development

Dependent on patents: There is none.

Trademarks / Licenses / Royalties contracts: Our primary intellectual property consists of our national and international patents.

Nationally, we sell our products mainly under the trademarks Perdigão, Sadia, Batavo, Elegê, Wilson, Fazenda, Miss Daisy, Qualy, Becel, while in the international market, our trademarks are Perdix, Fazenda, Borella, Confidence, among others.

We also use a variety of trademarks for products or specific product lines, which in the domestic market include Chester®, Turma da Mônica (trademark license in force until 2013), Confiança, Toque de Sabor (for Lasagnas), Doriana, Claybom and Nabrasa, and, abroad, Halal (in the Middle East, except in Saudi Arabia), Unef (in Saudi Arabia), Sulina (in Hong Kong and Singapore) and Alnoor (in a variety of countries in the Middle East).

                In June 2007, we bought from Unilever the margarine brands Doriana, Delicata and Claybom, in addition to the equipment necessary to produce these margarines. Furthermore, we entered into strategic agreements with Unilever to manage in Brazil the margarine brands Becel and Becel ProActiv, and UP! Alimentos Ltda, a company organized as a result of this “joint venture”, makes payment of royalties to the Company and to Unilever.

After the purchase of Batávia, we entered into a license agreement with Parmalat S.A. to use the Parmalat trademark for dairy products and other products for the term of four  years until the end of 2010, renewable for subsequent periods of one year, if there is no communication to otherwise.

On February of 2008, we completed the acquisition of Eleva, assuming all its assets and liabilities, including the Elegê trademark. On April of 2008, we also acquired Maroca and Russo Indústria e Comércio Ltda and we assumed all their assets and liabilities, which included the regional trademark Cotochés.

In 2009, we entered into a joint venture with Sadia S.A., and it became our wholly-owned subsidiary.

The Sadia trademark is registered in more than 90 countries in the Middle East, Caucasia, and Latin America, including Saudi Arabia, UAE, Egypt, Bahrain, Yemen, Iran, Iraq, Israel, Lebanon and Oman. The Sadia mascot is protected as a registered trademark and copyright with the National Library register as well as in other countries. In addition, Sadia has patents registered in Brazil and in some other countries.

Sadia has a license to use the Excelsior trademark, which is Excelsior Alimentos S.A. property, pursuant to the agreement in force until September 1st, 2013.

The referred Company trademarks are duly registered with the National Institute of Industrial Property – INPI, federal government entity responsible for registration of trademarks, pursuant to the Industrial Property Law (Law no. 9.279/96).

Concessions and Franchises: None

Domain names: We hold various domain names in Brazil, duly registered with the competent authorities, such as “perdigao.com.br”, “chester.com.br”, “escolhasaudavel.com.br”, “perdix-international.com.br”, “toquedesabor.com.br”, “doriana.com.br”, “delicata.com.br”, “claybom.com.br”. Our subsidiary Sadia is also owner of various domain names in Brazil, duly registered with the competent authorities, such as “sadia.com.br”, “sadiainstitute.org”, “missdaisy.com.br”, “resendenet.com.br”, “hotpoket.com.br”, “clubequaly.com.br” and “sadiafoodservices.com.br”.

7.6. Information on the countries where the Company has relevant revenues:

                a. revenues from clients attributed to the country where the Company’s main place of business is located and its participation in the Company’s total net revenues;

                b. revenues from clients attributed to each foreign country and its participation in the Company’s total net revenues;

                c. total revenues from the foreign countries and its participation in the Company’s total net revenues

Domestic Market

In million of Brazilian Reais	2010	Part (%)
Poultry	1,039	4.6
Pork/Beef	891	3.9
Processed Foods	9,471	41.8
Dairy	1,585	7.0
Others	529	2.3
Total Domestic Market	13,515	59.6
Net Sales	22,681	100.0

Foreign Market

Europe:

In million R$	2010	Part. (%)
Germany	479	4.9
England	477	5.2
Netherlands	73	0.8
Others	742	8.1
Total	1,741	19.0

Far East:

In million R$	2010	Part. (%)
Japan	935	10.2
Hong Kong	614	6.7
Singapore	193	2.1
Others	174	1.9
Total	1,916	20.9

Eurasia:

In millions R$	2010	Part (%)
Russia	834	9.1
Others	202	2.2
Total	1,036	11.3

Middle East:

In millions of R$	2010	Part (%)
Saudi Arabia	1,228	13.4
United Arab Emirates	211	2.3
Kwait	266	2.9
Others	1,219	13.3
Total	2,924	31.9
Africa, The Americas and Other	1,549	16.9
Total Foreign Market	9,166	40.4
Net Sales	22,681	100.0

Domestic Market and Foreign Market

In millions of Brazilian Reais	2010	Part (%)
Total Domestic Market	13.515	59,6%
Total Foreign Market	9.166	40,4%
Net Sales	22.681	100,0%

7.7. Regulation of the countries where the Company has significant revenues and which countries affect the Company’s businesses

                The Company and its subsidiaries file income tax returns in Brazil and various foreign jurisdictions. The determination of the amount of deferred tax liabilities that is not recognized related to undistributed earnings is not practicable. The Company is subject to income tax examinations by the relevant tax authorities within periods of 5 years, except in Netherlands which period is 8 years.

7.8. Other relevant long-term relationships entered into by the Company not included elsewhere in this Form

                Copyright Licensing Agreement

                On April 1 2002, we signed a Copyright Licensing Agreement with Maurício de Souza Produções Ltda. allowing us to use the expression “Turma da Mônica” and all the its characters in the sale of frozen and chilled foods throughout Brazil and valid until March 31  2013. In return, we are obliged to disburse 3.0% of the net value of the sales, conditional on the guaranteed minimum stipulated in this agreement.

                Soybean Meal Purchase Agreement

                On September, 12, 2008 we signed bulk soybean meal purchase agreements with Coamo Agroindustrial Cooperativa on a CIF basis with the prices to be set, having as their basis Chicago Board of Trade quotations. Deliveries are made monthly to our industrial units.

                Supply, Technical Partnership and Commercial Cooperation Agreement

                On March 15 2005, we signed a Supply, Technical Partnership and Commercial Cooperation Agreement with Cobb-Vantress Brasil Ltda., a company active in the research and development of poultry breeder stock. Under this agreement, we sell our rights to Chester genetic material and in exchange, receive a 50% discount on the purchase of 172 packages of Cobb proprietary grandparent breeder chicks. On a preferential basis, Cobb has further undertaken to supply us for an indeterminate duration with all the improvements and technological advances made in future by the company to its Chester genetic line.

                Integrated Agreements for the Production of Hogs in the Complete Cycle System

                We buy part of our live hog requirements from local producers through the signing of Integrated Agreements for the Production of Hogs in the Complete Cycle System. These contracts provide for the sale to us or to any third party indicated by us, of the entire producer’s hog production on an exclusive basis. In return, we pay the values practiced in the market on the date of delivery in accordance with Sindicarne (the Meats and Meat Derivatives Industries Association) parameters.

                Partnership Agreement with Integrated Outgrowers

                By and large, our partnership agreements with the integrated outgrowers provides for the supply by us of batches of day old chicks as well as feed, technical advice and other necessary inputs for the full production of poultry (rearing) on the respective poultry farms. Once the conditions are attained for slaughter (generally when the poultry has reached the age of 100 days), the producer returns part of the fully grown poultry flock, upon which it is our responsibility under the conditions of the partnership to undertake the slaughtering process. Furthermore, the producer undertakes to sell us on an exclusive basis the part of the meat chickens determined under the agreement. The price paid to producers is set in accordance with the technical standards of each one as well as indices of weight, age, mortality and food conversion, all of which are periodically reviewed. The agreements customarily run for an indeterminate duration and can be rescinded at any time, without just cause, as long as this is notified in writing at least 60 days before hand.

Services Agreement and Other Covenants with Coopercampos.

BRF, on April 29 2010, signed a services agreement with Cooperativa Coopercampos of Santa Catarina, which includes the engagement of future industrial capacity of the plant currently under construction in the municipality of Campos Novos for the slaughter of hogs. The unit is to be equipped for selling its production to the principal world markets.

In addition to hiring industrial capacity for hog slaughtering and for supplying technical advisory services in the monitoring of construction work and training the labor force specifically to operate the plant, the agreement provides for eventual support to Coopercampos in the form of anticipating contractual payments for services rendered in order to ensure work on expanding the unit is concluded.

                Joint Ventures

                On June 25 2007, Unilever and BRF announced the joint venture, UP Alimentos, for managing the Becel and Becel ProActiv brands in Brazil as well as identifying opportunities for other business.

                The two companies combine BRF’s extensive experience in the manufacture, sale and distribution of food products in Brazil with Unilever’s advanced development technology, marketing and innovation as well as the penetration of its brands both in Brazil and worldwide. This strategic alliance is instrumental in supplying the Brazilian market with high value-added items directed principally to consumers seeking healthy and functional nutrition.

                In 2008, Sadia and Kraft concluded an association resulting in a company called K&S Alimentos S.A. (“K&S”). K&S’s core business is to produce and distribute cheese products and table items such as cream cheese and cheese spreads. In 2008, Sadia and Kraft also entered into a licensing agreement. Sadia has licensed its brands such as “Sadia”, “S”, “Sadia Speciale” and “SadiaVita Light” to K&S and Kraft has also licensed its “Philadelphia” brand to the joint venture.

                No significant agreements have been signed by us which are not directly related to our operating activities.

7.9. Other material information

Our marketing efforts are based on (1) diversifying our product lines, including focusing on value-added processed foods that tend to be less price-sensitive than our poultry and pork cuts and can be targeted to specific markets; (2) using a coherent brand strategy so that our brands are recognized and associated with premium products; and (3) reinforcing our reputation for quality by emphasizing superior service to our customers. We intend to further consolidate our brands, while continuing to tailor our appeal to specific export markets and domestic market segments.

In the domestic market, we have historically marketed our products primarily under the Perdigão brand, which we believe is associated with quality and innovative products. We also use a secondary brand, Batavo, which is especially recognized in the State of Paraná. Although we previously used the Batavo brand under license, we acquired a controlling interest in the brand through the Batávia acquisition. We also have well known brands for specific products, such as our Chester® roosters, one of the most popular brands for premium poultry products in Brazil. In addition, we offer a popular Turma da Mônica line of processed foods for children. We have a licensing agreement to use the name and image of Mônica, a well known cartoon character in Brazil, and we use this brand for a wide variety of products, including our Turma da Mônica brand margarine for kids. Batávia also uses the Parmalat brand for processed refrigerated dairy products, such as yogurt. Upon the acquisition of Batávia, we entered into a license agreement with Parmalat S.p.A. to use the Parmalat brand for processed dairy products and other products for a period of three years until the end of 2009, renewable for subsequent one-year periods, if there is no communication otherwise.  We had the trade market license to use, which expired on April 25, 2011.

In 2007, we acquired from Unilever the margarine brands Doriana, Delicata and Claybom, and also established a joint venture with Unilever for us of the margarine brand Becel.

In our export markets, our premium brand is the Perdix brand, but we use other brands in specific markets for historical reasons, such as the Fazenda brand in Russia. In each case, we pair the two-partridge image with the applicable brand name for that market to maintain a coherent international brand. In addition, we have secondary brands in some of our export markets. Our Borella brand, for example, is well-known in Saudi Arabia, and we use the Halal brand in some Middle Eastern markets to indicate that we slaughter poultry for those products in accordance with Islamic guidelines. We also use the Confidence brand for selected lowerpriced products, such as bologna and frankfurters, in a small number of export markets. We work with a single marketing agency internationally to help us market consistently around the world.

In addition, Sadia sells its products in the domestic market mainly under the brands Sadia, Qualy, Rezende, Miss Daisy, Texas, Texas Burger, Speciale Sadia, Sadilar, Deline, Nuggets, Tekitos, Hot Pocket and Wilson, all of which are registered with the Brazilian Trademark Office (INPI). In foreign markets, Sadia uses the brands Sadia, Resende, Hilal, Corcovado and Sahtein. Sadia also has a license for the use of the Excelsior trademark, owned by Excelsior Alimentos S.A., pursuant to an agreement valid until September 1, 2013.

8. ECONOMIC GROUP OF THE COMPANY

8.1. Description of the Company’s Economic Group

                a. direct and indirect controlling shareholders

                b. subsidiaries and affiliates

                c. Company’s ownership interests in the group companies

                d. group companies’ ownership interests in the Company

                e. companies under common control

The control of the company is diffuse, so there is direct or indirect controllers. The equity position of controlling shareholders that are part of the agreement of votes and/ or owning more than 5% of voting on 05.20.2011 is as follows:

Shareholders	Common Shares- 2010%
Major Shareholders	245,817,350	28.17
Previ (1)	111,309,518	12.76
Petros (1)	88,960,826	10.20
Sistel (1)	25,895,990	2.97
Valia (1)	13,127,812	1.50
FPRV IP Andorinha (2)	6,523,204	0.75
Tarpon Investimentos	69,988,490	8.02
Board of directors (3)	13,803,858	1.58
Executive board(3)	77,166	0.01
Fiscal Council (3)	0	0.00
Treasury shares	727,972	0.08
Others shareholders	612,046,900	70.15
	872,473,246	100.00
Outstanding shares in the market	612,046,900	70.15

(1) The pension funds are controlled by employees participating in the respective companies.
(2) investment fund held exclusively by the Foundation for Assistance and Social Welfare of BNDES-FAPES. Common shares currently held by this fund are tied to a voting agreement signed by the Pension Funds.

Interest in subsidiaries	Interest in equity %

	12.31.10	12.31.09

PSA Laboratório Veterinário Ltda. (k)	88.00%	10.00%
Sino dos Alpes Alimentos Ltda.	99.99%	99.99%
PDF Participações Ltda	1.00%	1.00%
Sino dos Alpes Alimentos Ltda	0.01%	0.01%
Vip S.A. Emp.Part.Imobiliárias (i)	65.00%	100.00%
Estab. Levino Zaccardi y Cia. S.A.	10.00%	10.00%
Avipal Nordeste S.A. (l)	-	100.00%
Avipal S.A. Construtora e Incorporadora (a)	100.00%	100.00%
Avipal Centro-oeste S.A. (a)	100.00%	100.00%
Estab. Levino Zaccardi y Cia. S.A.	90.00%	90.00%
UP Alimentos Ltda	50.00%	50.00%
Perdigão Trading S.A. (a)	100.00%	100.00%
PSA Laboratório Veterinário Ltda (k)	12.00%	90.00%
PDF Participações Ltda	99.00%	99.00%
Perdigão Export Ltd. (a)	100.00%	100.00%
Crossban Holdings GmbH	100.00%	100.00%
1 Perdigão Europe Ltd ®	100.00%	100.00%
1 Perdigão International Ltd	100.00%	100.00%
2 BFF International Ltd	100.00%	100.00%
2 Highline International (a)	100.00%	100.00%
1 Perdigão UK Ltd	100.00%	100.00%
1 Plusfood Germany GmbH (c)	100.00%	-
1 Perdigão France SARL	100.00%	100.00%
1 Perdigão Holland B.V.	100.00%	100.00%
2 Plusfood Groep B.V.	100.00%	100.00%
3 Plusfood B.V. (n)	100.00%	100.00%
4 Plusfood Wrexham (n)	100.00%	-
4 Plusfood Constanta SRL (m)	-	100.00%
4 Plusfood Finance UK Ltd	100.00%	100.00%
5 Fribo Foods Ltd (n)	-	100.00%
4 Plusfood France SARL (p)	-	100.00%
4 Plusfood Iberia SL	100.00%	100.00%
4 Plusfood Italy SRL	67.00%	67.00%
1 BRF Brasil Foods Japan KK (q)	100.00%	100.00%
1 Brasil Foods PTE Ltd. (g)	100.00%	100.00%
1 Plusfood Hungary Trade and Service LLC. (h)	100.00%	100.00%
1 Plusfood UK Ltd	100.00%	100.00%
1 Acheron Beteiligung-sverwaltung GmbH (b)	100.00%	100.00%
1 Xamol Consul. Serv. Ltda (a)	100.00%	100.00%
HFF Participações S.A. (l)	-	100.00%
1 Sadia S.A. (l)	-	33.15%
Sadia S.A.	100.00%	66.85%
1 Sadia International Ltd.	100.00%	100.00%
2 Sadia Uruguay S.A.	100.00%	100.00%
2 Sadia Chile S.A.	60.00%	60.00%
2 Sadia Alimentos S.A.	95.00%	95.00%
2 Sadia U. K. Ltd.	100.00%	100.00%
1 Concórdia Foods Ltd.	100.00%	100.00%
1 Vip S.A. Emp.Part.Imobiliárias (i)	35.00%	100.00%
1 Estelar Participações Ltda (a)	99.90%	100.00%
1 Sadia Industrial Ltda.	99.90%	100.00%
2 Estelar Participações Ltda (a)	0.10%	99.90%
2 Rezende Marketing e Comunicações Ltda. (e)	-	0.09%
1 Big Foods Ind. de Produtos Alimentícios Ltda. (d)	-	100.00%
1 Rezende Marketing e Comunicações Ltda. (e)	-	99.91%
1 Sadia Overseas Ltd.	100.00%	100.00%
1 Sadia GmbH	100.00%	100.00%
2 Wellax Food Logistics C.P.A.S.U. Lda.	100.00%	100.00%
2 Sadia Foods GmbH	100.00%	100.00%
2 Qualy B. V. (b)	100.00%	100.00%
2 Sadia Japan KK.	100.00%	100.00%
2 Concórdia Ltd. (o)	-	100.00%
2 Badi Ltd. (j)	100.00%	80.00%
3 AL-Wafi (f)	75.00%	-
Baumhardt Comércio e Participações Ltda.	73.94%	73.94%
Excelsior Alimentos S.A.	25.10%	25.10%
Excelsior Alimentos S.A.	46.01%	46.01%
K&S Alimentos S.A.	49.00%	49.00%

(a)     Dormant subsidiaries.

(b)     The wholly-owned subsidiary Acheron Beteiligung-sverwaltung GmbH owns 100 direct subsidiaries in Madeira Island, Portugal, with an investment of R$616, and the wholly-owned subsidiary Qualy B.V. owns 48 subsidiaries in the Netherlands, and the amount of this investment, as of December 31, 2010, is represented by a net capital deficiency of R$8,913, the purpose of these two subsidiaries is to operate in the European market to increase the Company’s share of this market, which is regulated by a system of poultry and turkey import quotas.

(c)     Establishment of the wholly-owned subsidiary Plusfood Germany GmbH, in Germany, on September 8, 2010.

(d)     Merger of 100% of the equity units of the wholly-owned subsidiary Big Foods Ind. de Produtos Alimentícios Ltda. into Sadia in August 31, 2010.

(e)     The activities of the wholly-owned subsidiary Rezende Marketing e Comunicações Ltda. were discontinued in August 27, 2010.

(f)      Establishment of the wholly-owned subsidiary AL-Wafi in Saudi Arabia in August 2010.

(g)     The name of the wholly-owned subsidiary Perdigăo Asia PTE Ltd. was changed to Brasil Foods PTE Ltd. in August  2010.

(h)     The name of the wholly-owned subsidiary Plusfood Hungary Kft. was changed to Plusfood Hungary Trade and Service LLC.

(i)       The name of the wholly-owned subsidiary Avipal S.A. Alimentos was changed to Vip S.A. Empreendimentos e Participações Imobiliárias on January 4, 2010. From August 8, 2010 the wholly-owned subsidiary Sadia holds 35% of the interest in Vip S.A. Empreendimentos e Participaçơes which used to be BRF’s direct wholly-owned subsidiary.

(j)         In the second half of 2010, the wholly-owned subsidiary Sadia GmbH acquired 20% of the shares of Badi Ltd, becoming the holder of 100% of the investment for US$629.

(k)     The change in the ownership interest of Perdigăo Trading S.A. and BRF - Brasil Foods S.A. in PSA Laboratório Veterinário Ltda. arises from the corporate restructuring process carried out by management

(l)       Company merged on March 31, 2010, the ownership interests held by this company was transferred to the parent company on this date.

(m)   Disposal of ownership interest on March 31, 2010.

(n)     The shares of Plusfood Wrexham Ltd.  (new name of Fribo Foods Ltd.), which were fully held by the wholly-owned subsidiary Plusfood Finance UK Ltd., were transferred to the wholly-owned subsidiary Plusfood Groep B.V. on June 7th, 2010.

(o)       Disposal of ownership interest on September 19, 2009.

(p)     Activities discontinued on October 22, 2010.

(q)     The name of the wholly-owned subsidiary Perdigão Nihon K.K. was changed to Brasil Foods Japan K.K. on November 1, 2010

(r)      The name of the wholly-owned subsidiary Perdix was changed to Perdigão Europe on March 18th, 2009.

8.3. Restructuring transactions carried out in the group in the previous three fiscal years and in the current fiscal year

Date of transaction	03/31/2010
Transaction	Shares Split
Description

On March 31, 2010, the Company’s shareholders approved a one-for-one share split of the Company’s ordinary shares and a change in the ratio of ordinary shares to ADRs such that one ordinary share corresponds to one ADR. The combined effect of the share split and the ADR ratio change was that holders of ADRs received four ADRs for each existing ADR. This share split and ADR ratio change became effective on April 7, 2010 and were designed to reposition the price of the Company’s shares and the ADRs with a focus on an increase in liquidity and the interests of national and international retail investors.

Date of transaction	03/31/2010
Transaction	Incorporation
Description	In the shareholder´s meeting held on March 31, 2010,the merger of the subsidiaries Avipal Nordeste SA and HFF Holdings SA were authorized, with the consequent extinction of the merged companies.

Date of transaction	03/31/2010
Transaction	Authorized Capital Increase
Description

On March 31, 2010, we amended our bylaws to increase our authorized share capital to 1,000,000,000 common shares. As a result, our share capital may be increased up to that number without an amendment to our bylaws, upon approval by our board of directors, which will set the terms of the issuance, including the price and the period for payment. Any increase exceeding the authorized capital must be approved at an annual meeting of our shareholders.

Date of transaction	08/20/2009
Transaction	Capital Stock Increase
Description

On August 20, 2009, the Board of Directors, within the limit of the authorized capital, in connection with the exercise of the option to purchase additional shares exercised by lead underwriter, in the amount of 17,250,000 common, nominative, book-entry shares, with no par value, at the issuance price of R$40.00 per share, resulting in the increase in capital stock, within the limit of the Company’s authorized capital in the amount of R$690.0 million, representing an increase in the capital stock to R$12,553,417,953.36, represented by 436,236,623 common shares.

Date of transaction	08/18/2009
Transaction	Shares Merger
Description

On August 18, 2009, a shareholders’ meeting approved the merger of all common and preferred shares issued by Sadia into the Company, and approved the capital increase of the Company, upon the conversion of 25,904,595 common shares and 420,650,712 preferred shares issued by Sadia, based on the equity value of such shares, in the amount of R$2.3 billion through the issuance of 59,390,963 new registered common shares, with no par value, at the issuance price of R$39.32 per share, the capital, therefore, being increased R$9,527,933,697.75 to R$11,863,417,953.36.

Date of transaction	7/21/2009
Transaction	Stock Issue
Description

On July 21, 2009, a Board of Directors meeting approved an increase in our capital stock within the limits of the authorized capital in the amount of R$4.6 billion, to R$9,527,933,697.75 through the issuance of 115,000,000 common shares, all book entry and with no par value, through a primary public offering in Brazil, in the non-organized over-the-counter market, and in the overseas market, including shares in the form of American Depositary Shares evidenced by American Depositary Receipts.

Date of transaction	7/08/2009
Transaction	Shares Merger
Description

On July 8, 2009, a shareholders’ meeting approved the merger of all shares issued by HFF into our assets, the conversion of HFF into a wholly-owned subsidiary of the Company and the capital increase of BRF, upon contribution of 226,395,405 shares issued by HFF, based on the economic value of such shares, in the amount of R$1.5 billion by issuing 37,637,557 new common shares all nominative and will no par value, at an issuance price of R$39.40 per share. As a result our capital stock increased to R$4,927,933,697.75.

Date of transaction	4/02/2008
Transaction	Asset Acquisition
Description

On April 2 2008, Perdigão acquired Cotochés, a traditional industry in the dairy products segment in the state of Minas Gerais. The investment totaled R$ 54 million, plus the assumption of R$ 15 million in debt. The company reported sales of about R$ 180 million with two industrial plants in the municipalities of Ravena and Rio Casca in the east of the state of Minas Gerais. The company currently processes 380 thousand liters/day of milk although it has an installed capacity for 600 thousand liters/day. In addition to these two municipalities, there is a milk catchment deposit in Teófilo Otoni. The company currently employs 500, at the same time creating approximately two thousand indirect jobs.

Date of transaction	02/21/2008
Transaction	Asset Merger
Description

On February 21 2008, we concluded the Eleva operation amounting to approximately R$ 1.7 billion, R$ 764.6 million (46% of the operation) representing a cash payment to Eleva Alimentos’ shareholders in January and February 2008, the remaining stake of 54% being incorporated into Perdigão S.A. The latter corresponds to the portion of the operation involving the exchange ratio in the proportion of 1 new Perdigão share for 1.74308855 Eleva shares, resulting in the issuance of 20 million new shares and the transformation of Eleva into a wholly owned subsidiary of Perdigão. Eleva’s commercial operations have been transferred to the meat and dairy products Business Units, domestic and export markets. As a result, our outstanding share capital was increased to R$3,445,042,795.00, represented by 206,958,103 common shares, without par value (of which 430,485 were common shares held in treasury).

Date of transaction	1/02/2008
Transaction Description

Asset Acquisition

On January 2, 2008, we acquired “Plusfood Group BV”, a meat processor, with three plants in Europe (Netherlands, UK and Romania) for R$ 45 million plus the debt value. The management of this company was absorbed by the business directory of Perdix, responsible for the activities of the foreign market.

9. MATERIAL ASSETS

9.1. Non-current assets relevant to the performance of the Company’s activities

All non-current assets listed at letters “A”, “B” and “C”.

                a. property, plant and equipment

Description of property, plant and equipment	Country	State	City	Type of ownership
Slaughtering plant and industry	Brazil	MT	Várzea Grande	Owned
Slaughtering plant and industry	Brazil	MG	Uberlândia	Owned
Slaughtering plant and industry	Brazil	RS	Três Passos	Owned
Slaughtering plant and industry	Brazil	PR	Toledo	Owned
Slaughtering plant and industry	Brazil	MT	Lucas do Rio Verde	Owned
Slaughtering plant and industry	Brazil	PR	Francisco Beltrão	Owned
Slaughtering plant and industry	Brazil	PR	Dois Vizinhos	Owned
Slaughtering plant and industry	Brazil	SC	Concórdia	Owned
Slaughtering plant and industry	Brazil	SC	Chapecó	Owned
Slaughtering plant and industry	Brazil	MT	Campo Verde	Owned
Slaughtering plant and industry	Brazil	GO	Buriti Alegre	Owned
Slaughtering plant and industry	Brazil	DF	Brasília	Owned
Processing plant and industry	Brazil	DF	Brasília	Owned
Processing plant and industry	Brazil	MT	Campo Verde	Owned
Processing plant and industry	Brazil	SC	Chapecó	Owned
Processing plant and industry	Brazil	SC	Concórdia	Owned
Processing plant and industry	Brazil	PR	Dois Vizinhos	Owned
Processing plant and industry	Brazil	RJ	Duque de Caxias	Owned
Processing plant and industry	Brazil	PR	Francisco Beltrão	Owned
Processing plant and industry	Brazil	PR	Paranaguá	Owned
Processing plant and industry	Brazil	PR	Ponta Grossa	Owned
Processing plant and industry	Brazil	PR	Toledo	Owned
Processing plant and industry	Brazil	RS	Três Passos	Owned
Processing plant and industry	Brazil	MG	Uberlândia	Owned

Description of property, plant and equipment	Country	State	City	Type of ownership
Processing plant and industry	Brazil	MT	Várzea Grande	Owned
Processing plant and industry	Brazil	PE	Vitória de Santo Antão	Owned
Distribution center	Brazil	RJ	Duque de Caxias	Owned
Distribution center	Brazil	MG	Uberlândia	Owned
Distribution center	Brazil	PE	Recife	Owned
Distribution center	Brazil	SP	Jundiaí	Owned
Distribution center	Brazil	SP	Guarulhos	Owned
Feed production center	Brazil	SC	Concórdia	Owned
Feed production center	Brazil	SC	Chapecó	Owned
Feed production center	Brazil	RS	Três Passos	Owned
Feed production center	Brazil	MG	Uberlândia	Owned
Feed production center	Brazil	PR	Francisco Beltrão	Owned
Feed production center	Brazil	DF	Brasília	Owned
Feed production center	Brazil	MT	Lucas do Rio Verde	Owned
Hatchery	Brazil	PR	Dois Vizinhos	Owned
Hatchery	Brazil	PR	Francisco Beltrão	Owned
Hatchery	Brazil	DF	Brasília	Owned
Hatchery	Brazil	MT	Lucas do Rio Verde	Owned
Farms	Brazil	SC	Concórdia	Owned
Farms	Brazil	PR	Toledo	Owned
Farms	Brazil	SC	Chapecó	Owned
Farms	Brazil	MG	Uberlândia	Owned
Farms	Brazil	PR	Dois Vizinhos	Owned
Farms	Brazil	MT	Lucas do Rio Verde	Owned
Farms	Brazil	SC	Faxinal dos Guedes	Owned
Slaughtering plant - Rio Verde	Brazil	GO	Rio Verde	Owned

Description of property, plant and equipment	Country	State	City	Type of ownership
Slaughtering plant - Aves Capinzal	Brazil	SC	Capinzal	Owned
Slaughtering plant - Mineiros	Brazil	GO	Mineiros	Owned
Slaughtering plant - Videira	Brazil	SC	Videira	Owned
Slaughtering plant - Carambei - Batávia	Brazil	PR	Carambeí	Owned
Slaughtering plant - Carambeí	Brazil	PR	Carambeí	Owned
Slaughtering plant - Bom Conselho - Batávia	Brazil	PE	Bom Conselho	Owned
Slaughtering plant - Aves/Suínos Lajeado	Brazil	RS	Lajeado	Owned
Slaughtering plant - Bovinos Mirassol D'Oeste	Brazil	SP	Mirassol D'Oeste	Owned
Slaughtering plant - Nova Mutum	Brazil	MT	Nova Mutum	Owned
Dairy industry - Teutônia	Brazil	RS	Teutônia	Owned
Slaughtering plant - Aves Marau	Brazil	RS	Marau	Owned
Slaughtering plant - Herval D´Oeste	Brazil	SC	Herval D'Oeste	Owned
Slaughtering plant - Serafina Corrêa	Brazil	RS	Serafina Corrêa	Owned
Slaughtering plant - Suínos Marau	Brazil	RS	Marau	Owned
Slaughtering plant and industry - Marau	Brazil	RS	Marau	Owned
Dairy industry - Ijuí	Brazil	RS	Ijuí	Owned
Poultry slaughtering plant - Dourados	Brazil	MS	Dourados	Owned
Slaughtering plant - Lages	Brazil	SC	Lajes	Owned
Slaughtering plant - Salto Veloso	Brazil	SC	Salto Veloso	Owned
Dairy industry - Três de Maio	Brazil	RS	Três de Maio	Owned
Dairy industry - Ravena	Brazil	MG	Ravena	Owned
Industry Concórdia - Batávia	Brazil	SC	Concórdia	Owned
Slaughtering plant - Jataí	Brazil	GO	Jataí	Owned
Dairy industry - Santa Rosa	Brazil	RS	Santa Rosa	Owned
Dairy industry - Três de Maio	Brazil	RS	Três de Maio	Owned
Dairy industry - Itatiba-Malibu	Brazil	SP	Itatiba	Owned
Margarine processing plant - Valinhos	Brazil	SP	Valinhos	Owned
Dairy industry - São Lourenço	Brazil	RS	São Lourenço	Owned
Distribution center - Embu Perdigão	Brazil	SP	Embú	Owned

Description of non-current asset	Country	State	City	Type of ownership
Commercial unit - Meat GO	Brazil	GO	Rio Verde	Owned
Selling facility - São Paulo	Brazil	SP	São Paulo	Owned
Selling facility - Salvador	Brazil	BA	Salvador	Owned
Distribution center - Marau	Brazil	RS	Marau	Owned
Selling facility - Campinas	Brazil	SP	Campinas	Owned
Selling facility - Fortaleza	Brazil	CE	Fortaleza	Owned
Selling facility - Videira	Brazil	SC	Videira	Owned
Commercial unit - Carambeí - Batávia	Brazil	PR	Carambeí	Owned
Selling facility - Rio de Janeiro	Brazil	RJ	Rio de Janeiro	Owned
Selling facility - Santos	Brazil	SP	Santos	Owned
Selling facility - Brasília	Brazil	DF	Brasília	Owned
Selling facility - MG	Brazil	MG	Belo Horizonte	Owned
Selling facility - Bauru	Brazil	SP	Bauru	Owned
Feed production center - Videira	Brazil	SC	Videira	Owned
Feed production center - Mineiros	Brazil	GO	Mineiros	Owned
Feed production center - Marau	Brazil	RS	Marau	Owned
Feed production center - Arroio do Meio	Brazil	RS	Arroio do Meio	Owned
Feed production center -Catanduvas	Brazil	PR	Catanduvas	Owned
Feed production center -Dourados	Brazil	MS	Dourados	Owned
Feed production center - Lami - POA	Brazil	RS	Porto Alegre	Owned
Grains - Guarapuava	Brazil	PR	Guarapuava	Owned
Grains - Lajeado	Brazil	RS	Lajeado	Owned
Feed production center - Gaurama	Brazil	RS	Gaurama	Owned
Feed production center - Francisco Beltrão	Brazil	PR	Francisco Beltrão	Owned
Grains Pto-Passo Pedra	Brazil	SC	Videira	Owned
Warehouse Marau - RS 324	Brazil	RS	Marau	Owned
Hatchery - Arroio do Meio	Brazil	RS	Arroio do Meio	Owned
Hatchery - Rio dos Patos	Brazil	MT	Nova Mutum	Owned
Hatchery - Marau	Brazil	RS	Marau	Owned

Description of non-current asset	Country	State	City	Type of ownership
Hatchery - Poultry Castro	Brazil	PR	Castro	Owned
Hatchery - Sta Gema	Brazil	SC	Videira	Owned
Hatchery - Mineiros	Brazil	GO	Mineiros	Owned
Hatchery - Herval D´Oeste	Brazil	SC	Herval D'Oeste	Owned
Hatchery - Rio Claro	Brazil	SP	Rio Claro	Owned
Hatchery - Rio das Pedras	Brazil	SC	Videira	Owned
Hatchery - Caxias do Sul	Brazil	RS	Caxias do Sul	Owned
Hatchery - Jataí	Brazil	GO	Jataí	Owned
Hatchery - Turkey Catanduva	Brazil	PR	Catanduva	Owned
Hatchery and farm - Araucária	Brazil	PR	Araucária	Owned
Hatchery - Capinzal	Brazil	SC	Capinzal	Owned
Breeding stock farm - Jataí	Brazil	GO	Jataí	Owned
Poultry farm Rio Verde-G.São Tomaz	Brazil	GO	Rio Verde	Owned
Poultry farm - XII - Itapua	Brazil	RS	Viamão	Owned
Poultry farm - VIII Itapua	Brazil	RS	Viamão	Owned
Poultry farm - Catanduvas	Brazil	PR	Catanduvas	Owned
Poultry farm - Califórnia	Brazil	PR	Brotas	Owned
Poultry farm - Amoras	Brazil	RS	Taquari	Owned
Poultry farm - Rio Verde II-Rio Doce	Brazil	GO	Rio Verde	Owned
Poultry farm - S.Antônio Pavan	Brazil	RS	Marau	Owned
Poultry farm - Arroio Abelha	Brazil	RS	Forquetinha	Owned
Pork farms - Carapuça	Brazil	RS	Taquari	Owned
Poultry farm - Capinzal	Brazil	SC	Capinzal	Owned
Poultry farm - S.Antônio Palma	Brazil	RS	Santo Antonio Palma	Owned
Poultry farm - P. Felicidade	Brazil	SC	Tangará	Owned
Poultry and pork farm - Áurea	Brazil	SC	Capinzal	Owned
Poultry farm - Fontoura Xavier	Brazil	RS	Fontoura Xavier	Owned
Poultry farm - Arceburgo	Brazil	SP	Arceburgo	Owned
Poultry farm - Invernada	Brazil	SC	Videira	Owned
Collection station - Passo Fundo	Brazil	RS	Passo Fundo	Owned
Collection station - Santo Cristo	Brazil	RS	Santo Cristo	Owned
Collection station - Cerro Largo	Brazil	RS	Cerro Largo	Owned
Collection station - São Sepé	Brazil	RS	São Sepé	Owned
Collection station - Alegrete	Brazil	RS	Alegrete	Owned
Processing plant - Hamburgers	UK		Wrexham	Owned
Processing plant -Stuffed, breaded meat and frozen products	Netherlands		Oosterwolde	Owned

Hatchery – Dourados	Brazil	MS	Dourados	Owned
Processing plant and industry	Brazil	BA	São Gonçalo	Owned
Processing plant and industry	Brazil	GO	Itumbiara	Owned
Processing plant and industry	Brazil	MG	Rio Casca	Owned
Processing plant and industry	Brazil	SP	Amparo	Owned
Distribution center	Brazil	RS	Teutônia	Owned
Distribution center	Brazil	MG	Sabará	Owned
Distribution center	Brazil	SC	Itajaí	Leased
Feed production center	Brazil	BA	Feira de Santana	Owned
Farm	Brazil	BA	Feira de Santana	Owned
Distribution center - Jundiaí	Brazil	SP	Jundiaí	Leased
Margarine distribution center – Uberlândia	Brazil	MG	Uberlândia	Owned
Distribution center – Vila nova	Brazil	PR	Vila Nova	Owned
Margarine processing plant and industry – Uberlândia	Brazil	MG	Uberlândia	Owned
Processing plant and industry - Tatuí	Brazil	SP	Tatuí	Owned
Feed production center - Toledo	Brazil	PR	Toledo	Owned
Francisco Beltrão farm	Brazil	PR	Francisco Beltrão	Owned
Buriti Alegre farm	Brazil	GO	Buriti Alegre	Owned
Hatchery – Faxinal dos Guedes	Brazil	SC	Faxinal dos Guedes	Owned

9.1.b. Patents, trademark, licenses, concessions, franchises and IT transfer agreements

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Deline	See item "Events" below	See item "Events" below

Territory included and respective duration: Brazil (03.04.2017); Argentina (01.06.2014); Chile (12.24.2019); Ecuador (02.19.2013); Paraguay (12.10.2012); Dominican Republic (04.15.2014); Uruguay (04.30.2013).

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Trademarks	Fiesta	See item "Events" below	See item "Events" below	Territory included and respective duration: Brazil (10.26.2020); Argentina (registration request); Bolivia (registration request); Paraguay (12.19.2016); Uruguay (registration request).

The consequences may vary, but most importante is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Hilal	See item "Events" below	See item "Events" below

Territory included and respective duration: Brazil (04.10.2014); Saudi Arabia (12.05.2014); Bahrain (04.12.2013); Qatar (04.24.2019); Egypt (05.06.2018); UAE (01.24.2014); Philippines (03.17.2018); Hong Kong (12.06.2016); Yemen (10.29.2019); India (02.13.2013); Iraq (11.16.2013); Jordan (07.27.2014); Kuwait (07.30.2019); Lebanon (11.12.2012); Oman (06.15.2019); Singapore (registration request).

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Miss Daisy	See item "Events" below	See item "Events" below

Territory included and respective duration: Brazil (05.29.2017); Belize (11.15.2011); Chile (11.14.2012); Colombia (01.15.2014); Costa Rica (03.24.2013); El Salvador (06.07.2014); Guatemala (03.16.2013); Nicaragua (04.30.2012); Panama (03.27.2012); Peru (09.16.2012); United Kingdom (01.16.2014); Russia (11.11.2013); Ukraine (12.18.2023); Tarjaquistan (12.25.2013)

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Trademarks	Nuggets	See item "Events" below	See item "Events" below

Territory included and respective duration: Brazil (06.05.2010); Chile (registration request); UAE (registration request); Oman (registration request); Paraguay (08.11.2013); Uruguay (registration request)

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Qualy	See item "Events" below	See item "Events" below

Territory included and respective duration: Brazil (07.37.2017); Netherlands Antilles (registration request); Germany (09.30.2012); Saudi Arabia (01.10.2012); Algeria (01.072013); Argentina (09.28.2016); Aruba (09.02.2019); Chile (12.24.2019); Costa Rica (02.26.2014); United States (03.25.2013); Guatemala (04.04.2014); Italy (07.08.2012); Japan (04.28.2015); Jordan (02.12.2012); Paraguay (12.10.2012); Peru (03.28.2013); Portugal (11.24.2017); Dominican Republic (04.15.2014); Russia (02.12.2012); Switzerland (09.24.2012); Uruguay (09.02.2014)

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Rezende	See item "Events" below	See item "Events" below

Territory included and respective duration: Brazil (09.30.2018); Argentina (01.02.2012); Bahrain (12.11.2020); Canada (05.08.2022); Qatar (01.17.2021); Chile (03.02.2011); China (04.13.2020); European Community (12.06.2010); UAE (01.20.2011); Japan (06.22.2011); Kuwait (04.21.2011); Oman (01.03.2011); Paraguay (08.29.2011); Russia (02.12.2012); Singapore (registration request); Uruguay (02.14.2011).

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Sahtein	See item "Events" below	See item "Events" below

Territory included and respective duration: Brazil (05.08.2014); Saudi Arabia (12.02.2018); Bahrain (04.12.2013); Qatar (08.28.2014); Egypt (05.17.2018); UAE (01.24.2014); Yemen (05.24.2019); Iraq (04.22.2018); Iran (08.31.2018); Jordan (07.26.2015); Kuwait (11.28.2018); Lebanon (11.12.2012); Oman (06.15.2019)

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Sadia	See item "Events" below	See item "Events" below

Territory included and respective duration: Brazil (05.29.2017); Germany (11.16.2013); Saudi Arabia (08.05.2013); Argentina (01.18.2020); Bolivia (12.07.2004); Bulgaria (06.04.2016); Canada (08.29.2020); Qatar (11.19.2013); Chile (09.16.2018); China (11.27.2014); Denmark (06.10.2014); Egypt (registration request);; UAE (08.01.2014); Ecuador (registration request); Spain (09.02.2014); United States (11.18.2013); Finland (registration request); French (registration request); Georgia (01.04.2020); Greece (04.27.2014); Guatemala (03.17.2013); Turkey (05.31.2019); Ukraine (05.25.2019); Uruguay (registration request).

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Tekitos	See item "Events" below	See item "Events" below	Territory included and respective duration: Brazil (12.08.2017); Argentina (03.14.2013); Chile (10.31.2012); Cuba (03.19.2013); Peru (03.12.2013).

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Trademarks	Wilson	See item "Events" below	See item "Events" below	Territory included and respective duration: Brazil (03.18.2018); Paraguay (07.22.2013); United Kingdom (06.05.2010)

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Trademarks	Batavo	See item "Events" below	See item "Events" below

Territory included and respective duration: Chile (registration request); Japan (registration request); Lebnon (registration request); Peru (registration request); UNITED KINGDOM (7/20/2019); SINGAPORE (5/27/2019); Brazil (01.18.2021)

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Becel	Brazil	until 2019	In 2007, we established a joint venture with Unilever Brazil Ltda to use the Becel trademark with force until 2022.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Trademarks	Becel Proactiv	Brazil	until 2019	In 2007, we established a joint venture with Unilever Brazil Ltda to use the Becel trademark with force until 2022.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Borella	See item "Events" below	See item "Events" below

Territory included and respective duration: SAUDI ARABIA (registration request); Brazil (04.24.2017); QATAR (5/7/2011); CHINA (registration request); UNITED ARAB EMIRATES (registration request); YEMEN (registration request); IRAN (registration request); KUWAIT (registration request); LEBANON (registration request); OMAN (registration request); UNITED KINGDOM (registration request); SINGAPORE (registration request);

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Trademarks	Chester	See item "Events" below	See item "Events" below

Territory included and respective duration: GERMANY (registration request); SAUDI ARABIA (registration request); Brazil (8/13/2015); CHINA (registration request); HONG-KONG (registration request); JAPAN (registration request); KWAIT (registration request); PORTUGAL (registration request); SINGAPORE (registration request); TAIWAN, PROVINCE OF CHINA (registration request);

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Claybom	Brazil	01.09.2016	Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Trademarks	Confiança	See item "Events" below	See item "Events" below

Territory included and respective duration: Brazil (09.05.2019) and Portugal (registration request) Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Trademarks	Confidence	See item "Events" below	See item "Events" below

Territory included and respective duration: South Africa (registration request); Saudi Arabia (registration request); Argentina (4/7/2019); Brazil (2/13/2017); Qatar (registration request); United Arab Emirates (registration request); Yemen (registration request); Kuwait (registration request); Lebanon (registration request); Paraguay (registration request); Romania (registration request); Singapore (registration request); Uruguay (10/21/2019); Venezuela (12/19/2015); Hong-Kong (registration request)

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Cotochés	Brazil	09.25.2015	Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Trademarks	Delicata	Brazil	08.01.2015	Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Trademarks	Doriana	Brazil	6/25/2018	Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Trademarks	Elegê	Brazil	02.13.2017	Any trademark that is not used for a period of 5 years, as from its registration may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Fazenda	See item "Events" below	See item "Events" below	Territory included and respective duration: SOUTH AFRICA (5/9/2012); ARMENIA (03.20.2012); RUSSIAN FEDERATION (12.04.2012); GEORGIA (registration request); UKRAINE (registration request)

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Trademarks	Halal	See item "Events" below	See item "Events" below

Territory included and respective duration: SAUDI ARABIA (registration request); QATAR (registration request); YEMEN (registration request); JORDAN (registration request); LEBANON (registration request); OMAN (registration request)

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Trademarks	Nabrasa	Brazil	11/10/2017	Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the primary ones are impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Perdigão	See item "Events" below	See item "Events" below

Territory included and respective duration: SOUTH AFRICA (5/18/2018); SAUDI ARABIA (registration request); ARGENTINA (registration request); BELARUS (registration request); BOLIVIA (3/26/2012); CANADA (11/8/2015); CHILE (registration request); CHINA (11/13/2019); EUROPEAN COMMUNITY (registration request); NORTH KOREA (registration request); SOUTH KOREA (2/26/2018); EGYPT (registration request); UNITED ARAB EMIRATES (registration request); PHILIPPINES (registration request); HONG KONG (registration request); YEMEN (registration request); IRAQ (registration request); JAPAN (registration requestKUWAIT (registration request); LEBANON (registration request); OMAN (registration request); PARAGUAY (registration request); PERU (registration request); RUSSIA (registration request); TAIWAN (10/15/2014); URUGUAY (registration request); VENEZUELA (9/26/2015); Brazil (08.07.2017)

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Excelsior	Brazil	4/13/2020	Note: Sadia has a license to use the Excelsior trademark, property of Excelsior Alimentos S.A., pursuant to the agreement in force until September 1, 2013.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.
Trademarks	Corcovado	See item "Events" below	See item "Events" below

Territory included and respective duration: Armenia (registration request); Benelux (registration request); China (10.28.2010); Philippines (registration request); Georgia (registration request); Hong Kong (07.21.2019); India (02.13.2013), Indonesia (registration request); Kazakhstan (03.04.2012); Kyrgyzstan (03.06.2012); Republic Moldova (registration request); Singapore (03.01.2015); Taiwan (03.01.2016); Ukraine (03.06.2012); Uzbekistan (03.05.2012).

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Hot Pocket	See item "Events" below	See item "Events" below

Territory included and respective duration: Brazil (12.18.2011); Saudi Arabia (07.04.2016); United Arab Emirates (10.29.2016); Yemen (10.31.2016); Jordan (11.01.2016); Kuwait (12.18.2016); Lebanon (11.07.2021); Oman (10.28.2016).

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Trademarks	Sadilar	Brazil	11/25/2010	Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Trademarks	Speciale Sadia	See item "Events" below	See item "Events" below

Territory included and respective duration: Brazil (01.02.2018); Saudi Arabia (registration request); Bahrain (registration request); Yemen (07.18.2014); Oman (registration request).

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Texas	Brazil	2/25/2017	Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Trademarks	Texas Burger	Brazil	5/29/2017	Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Trademarks	Perdigão Chester	EUROPEAN COMMUNITY	registration request	Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Trademarks	PERDIGÃO EVERYONE EVERYWHERE	See item "Events" below	See item "Events" below

Territory included and respective duration: EUROPEAN COMMUNITY (registration request); UNITED ARAB EMIRATES (registration request); HONG KONG (registration request); JAPAN (registration request); RUSSIA (registration request)

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	PERDIGÃO NUGGETS	URUGUAY	8/26/2019	Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Trademarks	PERDIX	See item "Events" below	See item "Events" below

Territory included and respective duration: SOUTH AFRICA (10/24/2012); SAUDI ARABIA (registration request); ARGENTINA (7/28/2015); BOLIVIA (3/11/2015); CANADA (2/4/2019); QATAR (11/13/2016); CHILE (9/9/2013); CHINA (7/21/2019); EUROPEAN COMMUNITY (4/7/2018); NORTH KOREA (11/27/2016); SOUTH KOREA (2/26/2018); EGYPT (10/08/2016); UNITED ARAB EMIRATES (registration request); RUSSIAN FEDERATION (03/09/2014); HONG-KONG (5/12/2014); YEMEN (405/16/2015); IRAN (06/27/2014); IRAQ (03/17/2017); JAPAN (2/25/2015); KUWAIT (12/8/2013); LEBANON (6/12/2018); OMAN (9/30/2012); PARAGUAY (11/17/2014); PERU (1/23/2014); TAIWAN (10/31/2013); URUGUAY (7/5/2014)

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	SULINA	See item "Events" below	See item "Events" below

Territory included and respective duration: ARMENIA (8/12/2014); RUSSIAN FEDERATION (09/12/2015); GEORGIA (10/17/2015); Brazil (04/23/2019)

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Trademarks	TOQUE DE SABOR	Brazil	11/28/2015	Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Trademarks	TURMA DA MÔNICA	Brazil	See item "Events" below

Agreement to use the trademark below with force until 2013.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	UNEF	See item "Events" below	See item "Events" below

Territory included and respective duration: SAUDI ARABIA (registration request); QATAR (6/2/2013); UNITED ARAB EMIRATES (registration request); HONG KONG (registration request); YEMEN (registration request); IRAN (registration request); KWAIT (4/16/2012); LEBANON (2/19/2013); OMAN (registration request)

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Patents	PI 0102212-1 Qualy Fribas	See item "Events" below	See item "Events" below

Territory included and respective duration: South Africa (registration request); Algeria (registration request); Qatar (registration request); Eurasia (registration request); Georgia (registration request); Uzbekistan (registration request)

Events that may cause the loss of rights in respect to assets: Patent expiration is an event that can cause loss of rights in respect to this asset. The main causes of patent expiration are: expiration of the term; renouncement by its holder, save for the rights of third parties; lapse; failure to pay annual maintenance fees, in the time periods established by law.

Upon expiration of the patent, the subject-matter thereof becomes part of the public domain.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Patents	MU 7600974-2 Porta Potes	See item "Events" below	See item "Events" below

Territory included and respective duration: Brazil (registration request); Paraguay (registration eqquest); Uruguay (registration request)

Events that may cause the loss of rights in respect to assets: Patent expiration is an event that can cause loss of rights in respect to this asset. The main causes of patent expiration are: expiration of the term; renouncement by its holder, save for the rights of third parties; lapse; failure to pay annual maintenance fees, in the time periods established by law.

Upon expiration of the patent, the subject-matter thereof becomes part of the public domain.
Patents	PI 9903598-7 Cleaning animals' carcass process	Brazil	Registration request

Expiration of the patent is an event that can cause loss of rights in respect to this asset. Patent expiration is an event that can cause loss of rights in respect to this asset. The main causes of patent expiration are: expiration of the term; renouncement by its holder, save for the rights of third parties; lapse; failure to pay annual maintenance fees, in the time periods established by law.

Upon expiration of the patent, the subject-matter thereof becomes part of the public domain.
Patents	PI 0000688-2 –Turkey caging and transportation process	Brazil	Registration request

Expiration of the patent is an event that can cause loss of rights in respect to this asset. Patent expiration is an event that can cause loss of rights in respect to this asset. The main causes of patent expiration are: expiration of the term; renouncement by its holder, save for the rights of third parties; lapse; failure to pay annual maintenance fees, in the time periods established by law.

Upon expiration of the patent, the subject-matter thereof becomes part of the public domain.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Patents	MU 7901654-5- Brazil Tray Todo Sabor Prato Pronto	Brazil	registration request

Expiration of the patent is an event that can cause loss of rights in respect to this asset. Patent expiration is an event that can cause loss of rights in respect to this asset. The main causes of patent expiration are: expiration of the term; renouncement by its holder, save for the rights of third parties; lapse; failure to pay annual maintenance fees, in the time periods established by law.

Upon expiration of the patent, the subject-matter thereof becomes part of the public domain.
Patents	Dl 6101267-0- Heart Packaging	Brazil	registration request

Expiration of the patent is an event that can cause loss of rights in respect to this asset. Patent expiration is an event that can cause loss of rights in respect to this asset. The main causes of patent expiration are: expiration of the term; renouncement by its holder, save for the rights of third parties; lapse; failure to pay annual maintenance fees, in the time periods established by law.

Upon expiration of the patent, the subject-matter thereof becomes part of the public domain.
Patents	Dl 6101255-6- Pork Packaging	Brazil	registration request

Expiration of the patent is an event that can cause loss of rights in respect to this asset. Patent expiration is an event that can cause loss of rights in respect to this asset. The main causes of patent expiration are: expiration of the term; renouncement by its holder, save for the rights of third parties; lapse; failure to pay annual maintenance fees, in the time periods established by law.

Upon expiration of the patent, the subject-matter thereof becomes part of the public domain.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Patents	Dl 6101253-0-Thigh Packaging	Brazil	registration request

Expiration of the patent is an event that can cause loss of rights in respect to this asset. Patent expiration is an event that can cause loss of rights in respect to this asset. The main causes of patent expiration are: expiration of the term; renouncement by its holder, save for the rights of third parties; lapse; failure to pay annual maintenance fees, in the time periods established by law.

Upon expiration of the patent, the subject-matter thereof becomes part of the public domain.
Patents	Dl 6201052-2- Aesthetic configuration introduced to the packaging group	Brazil	Registration request

Expiration of the patent is an event that can cause loss of rights in respect to this asset. Patent expiration is an event that can cause loss of rights in respect to this asset. The main causes of patent expiration are: expiration of the term; renouncement by its holder, save for the rights of third parties; lapse; failure to pay annual maintenance fees, in the time periods established by law.

Upon expiration of the patent, the subject-matter thereof becomes part of the public domain.
Patents	Dl 6403409-7- Hot Pocket Package	Brazil	registration request

Expiration of the patent is an event that can cause loss of rights in respect to this asset. Patent expiration is an event that can cause loss of rights in respect to this asset. The main causes of patent expiration are: expiration of the term; renouncement by its holder, save for the rights of third parties; lapse; failure to pay annual maintenance fees, in the time periods established by law.

Upon expiration of the patent, the subject-matter thereof becomes part of the public domain.

9.1.c. Companies in which Company holds ownership interest

9.1.c. Companies in which Company holds ownership interest

Corporate Denomination	CNPJ	CVM Code	Type of Corporation	Headquarter's country	Headquarter's state	Headquarter's city	Description of activities	Issuer ratio (%)
Year	Carrying value - change %	Market value - change %	Amount of received dividends (Reais)		Date	Amount (Reais)
Avipal Centro-Oeste S.A.	05.449.127/0001-06		Subsidiary	Brazil	MS	Nova Andradina	Processing and commercialization of dairy products	100.00
				Market Value
				Carrying Value	12/31/2010	263,000.00
12/31/2010	0.77	0.00	0.00
12/31/2009	1.00	0.00	0.00
12/31/2008	0.00	0.00	0.00
Reasons for the acquisition and maintenance of such participation
Acquired to meet the Company's expansion plan

Avipal S.A. Construtora e Incorporadora.	91.399.956/0001-63		Subsidiary	Brazil	RS	Porto Alegre	Construction, real estate buying, selling, leasing or property management, purchase and sale of construction materials in general.	100.00
				Market Value
				Carrying Value	12/31/2010	51,000.00
12/31/2010	4.08	0.00	0.00
12/31/2009	-40.00	0.00	0.00
12/31/2008	0.00	0.00	0.00
Reasons for the acquisition and maintenance of such participation
Acquired to meet the Company's expansion plan

Corporate Denomination	CNPJ	CVM Code	Type of Corporation	Headquarter's country	Headquarter's state	Headquarter's country	Description of activities	Issuer ratio (%)
Year	Carrying value - change %	Market value - change %	Amount of received dividends (Reais)		Date	Amount (Reais)
Crossban Holdings GmbH			Subsidiary	Austria		Viena	Holding and centralization of foreign investments	100.00
				Market Value
				Carrying Value	12/31/2010	933,163,000.00
12/31/2010	3.63	0.00	0.00
12/31/2009	-3.03	0.00	0.00
12/31/2008	0.00	0.00	0.00
Reasons for the acquisition and maintenance of such participation
Holding and foreign investments center

Corporate Denomination	CNPJ	CVM Code	Type of Corporation	Headquarter's country	Headquarter's state	Headquarter's country	Description of activities	Issuer ratio (%)
Year	Carrying value - change %	Market value - change %	Amount of received dividends (Reais)		Date	Amount (Reais)
Estab. Levino Zaccardi y Cia S.A.			Subsidiary	Argentina		Buenos Aires	Processing of dairy products	90.00
				Market Value
				Carrying Value	12/31/2010	-411,000.00
12/31/2010	-275.64	0.00	0.00
12/31/2009	-135.00	0.00	0.00
12/31/2008	0.00	0.00	0.00
Reasons for the acquisition and maintenance of such participation
Acquired to meet the Company's expansion plan

Perdigão Trading S.A.	04.688.823/0001-02		Subsidiary	Brazil	SP	São Paulo	Participation in other companies. as a shareholder or unit holder in any area of activities in Brazil and abroad.	100.00
				Market Value
				Carrying Value	12/31/2010	1, 873, 000.00
12/31/2010	60.09	0.00	0.00
12/31/2009	0.00	0.00	0.00
12/31/2008	0.00	0.00	0.00
Reasons for the acquisition and maintenance of such participation
To attend ancillary operations inherent to the Company's activities

Corporate Denomination	CNPJ	CVM Code	Type of Corporation	Headquarter's country	Headquarter's state	Headquarter's country	Description of activities	Issuer ratio (%)
Year	Carrying value - change %	Market value - change %	Amount of received dividends (Reais)		Date	Amount (Reais)
PSA Laboratório Veterinário Ltda.	08.519.312/0001-18		Subsidiary	Brazil	SP	São Paulo	Veterinary activities comprising laboratory pathological diagnostic and clinic pathological diagnostic of animals. participation in other companies. domestic and foreign. as a partner. shareholder or unit holder. The Company holds 99.99% of the interest in the subsidiary Sino dos Alpes Ltda.	88.00
				Market Value
				Carrying Value	12/31/2010	9, 459, 000.00
12/31/2010	2,224.08	0.00	0.00
12/31/2009	277.00	0.00	0.00
12/31/2008	0.00	0.00	0.00
Reasons for the acquisition and maintenance of such participation
To attend ancillary operations inherent to the Company's activities

Corporate Denomination	CNPJ	CVM Code	Type of Corporation	Headquarter's country	Headquarter's state	Headquarter's country	Description of activities	Issuer ratio (%)
Year	Carrying value - change %	Market value - change %	Amount of received dividends (Reais)		Date	Amount (Reais)
Sadia S.A.	20.730.099/0001-94		Subsidiary	Brazil	SC	Concórdia	Industrialization of frozen ready meals. pizzas and frozen pastries. margarines. poultry and pork processed products. breaded meat products. light line. sliced and potioned and desserts.	100.00
				Market Value
				Carrying Value	12/31/2010	7,691,833,000.00
12/31/2010	24.98	0.00	211,720,000.00
12/31/2009	0.00	0.00	0.00
12/31/2008	0.00	0.00	0.00
Reasons for the acquisition and maintenance of such participation
Association agreement under anti trust authority analysis

Corporate Denomination	CNPJ	CVM Code	Type of Corporation	Headquarter's country	Headquarter's state	Headquarter's country	Description of activities	Issuer ratio (%)
Year	Carrying value - change %	Market value - change %	Amount of received dividends (Reais)		Date	Amount (Reais)
UP! Alimentos Ltda.	08.432.089/0001-77		Affiliated	Brazil	SP	São Paulo	Joint venture for the manufacturing by themselves or by third parties. and commercialization of food products. especially butter. milk. yogurt and fermented milk	50.00
				Market Value
				Carrying Value	12/31/2010	5,699,000.00
12/31/2010	42.37	0.00	4,003,000.00
12/31/2009	322.00	0.00	5,456,000.00
12/31/2008	0.00	0.00	0.00
Reasons for the acquisition and maintenance of such participation
Acquired to meet the Company's expansion plan and management of the brands Becel and Becel Pro-Activ in Brazil

Corporate Denomination	CNPJ	CVM Code	Type of Corporation	Headquarter's country	Headquarter's state	Headquarter's country	Description of activities	Issuer ratio (%)
Year	Carrying value - change %	Market value - change %	Amount of received dividends (Reais)		Date	Amount (Reais)
Vip S.A. Empreendimentos e Participações Imobiliárias	91.399.972/0001-56		Subsidiary	Brazil	SP	São Paulo	Joint venture for the manufacturing by themselves or by third parties. and commercialization of food products. especially butter. milk. yogurt and fermented milk	65.49
				Market Value
				Carrying Value	12/31/2010	31,442,000.00
12/31/2010	31.94	0.00	0.00
12/31/2009	-1.00	0.00	0.00
12/31/2008	0.00	0.00	0.00
Reasons for the acquisition and maintenance of such participation
To attend ancillary operations inherent to the Company's activities

10. 1. General financial and property conditions

10.1.a. Executive Board’s comments about general financial and property conditions

In the year of 2008, the good operating performance of our chosen businesses both in the meats and dairy products segments has been determinant to increase our effective operating cash generation for the year, and consolidating our acquisitions and organic growth.

While net results have been below expectations, BRF ended fiscal year 2008 with good operating margins as well as recording positive liquidity with a cash position of R$ 2 billion and 70% of its debt with long-term maturities. This Company’s situation is a comfortable one over the short term and permits confidence over the long-term.

Net debt, equivalent to total gross debt less cash and cash equivalents, increased 690% (or R$ 3.4 billion), largely concentrated in long-term maturities. In spite of a good sales performance, the net debt/EBITDA ratio increased from 0.5 to 2.9 times although it should be recalled that 2007 figures incorporated the primary share offering for the acquisition in the financial investments. Increased leverage reflects necessary expenditure in investments and acquisitions - and resulting increased need for loans due to greater working capital requirements combined with reduced operating cash generation in the first half of 2008, worldwide pressure on production costs and the currency effect on debt.

Recent acquisitions demanded a series of adjustments necessary to reflect forecasted returns. Furthermore, current extremely volatile and uncertain market conditions dictate greater prudence. The Company’s financial position is secure and comfortable: the short-term debt payment schedule has been lengthened to a supportable maturity profile from the end of 2008 through 2009. This will allow BRF to proceed with its investment plans, propitiating continuous and sustained growth despite the credit crunch due to imploding world financial markets.

In 2009, BRF – Brasil Foods S.A., a corporation resulting from the association between the BRF and Sadia groups, was born among the global leaders in the food sector, its products and brands being present in more than 100 countries.

The success of the corporate structuring, which resulted in the creation of BRF, in addition to the follow on of R$5.3 billion, transformed 2009 into a landmark year for the Brazilian and world food industry.

In the operational context, the positive highlight was a favorable performance in the domestic market, processed products reporting an increase of 9.5% in sales revenue. However, the Company’s overall results and margins were negatively impacted by the unsettled international scenario, characterized by strong currency volatility and provoking a significant decline in export prices. The Company made various adjustments in its production lines in the face of weaker international demand, this in turn reflecting in an increased cost of products and higher commercial costs.

Despite an adverse trading climate, BRF reported an adjusted net income of R$360 million and EBITDA of R$1.2 billion on a pro-forma basis. Net debt increased 14.4% compared with December 31 2008, while on a comparative proforma basis, outstanding debt was offset against the drawdown of funds resulting from the primary share offering which raised a total R$ 5.3 billion. Of this amount, R$ 2.2 billion was injected into Sadia in order to liquidate expensive short-term debt. The net debt/EBITDA ratio was 3.6 times due to lower cash generation in the year, in spite of an adequate level of net debt.

The gradual recovery in the international economy in 2010 and continued growth in the domestic market is expected to provide a more favorable trading environment for the Company’s businesses.

BRF reported a reduction in the average cost of debt as well as a longer average debt maturity profile thanks to the financial discipline adopted in the debt restructuring plan. The Company ended 2010 with 69% of its debt in the long term.

Net debt for December 31 2010 was 13.3% less than reported in 2009, supported by operating results despite investments in capex, marketing and for synergy projects.

Net debt/EBITDA ratio fell to 1.38 times due to the improvement in cash generation posted in the year and the equilibrium between the Company’s net debt and operations. Consolidated currency exposure was US$ 76 million (asset position), contemplating the implemented hedge accounting policy, against US$ 1.1 billion (liability position) for the preceding year.

The restructuring of the Sadia subsidiary’s debt was secured with the funds raised from a primary share issue totaling R$ 5.3 billion in July 2009. Of this amount, a total of R$ 3.5 billion was transferred to Sadia in 2009 via an Advance for Future Capital Increases (AFAC) and an intercompany loan, for anticipating payments, and thus reducing short term bank borrowings. A further R$1.2 billion was transferred during 2010.

In order to lengthen the debt profile and reduction of its average cost, on January 21 2010, BRF issued (10) ten-year bonds totaling US$750 million (bonds), maturing January 28 2020 and a coupon (interest) of 7.250% per annum (yield to maturity 7.375%), which shall fall due and be payable in semi-annual payments as from July 28 2010.

10.1.b. Capital Structure

On 31.12.10, the capital structure of the BRF is composed of 65.4% equity and 34.6% of debt capital. The company is not issuing redeemable shares.

Item 10.1.c Payment Capacity

                Considering that 69% of the gross indebtedness is on the long term, that the company keeps availabilities of R$3,552 million compared with its short term financial commitments of R$2,233 and that we hope generation of positive cash for the year of 2011 by virtue of the continuous improvement of the world-wide economy, the Company considers its payment capacity comfortable.

 Item 10.1d;e Financing Sources for working capital and for investments in non-current assets which intend to use for the coverage of liquidity deficiency.

                The current availabilities of the Company reduce the need of contracting new loans. However, we keep low cost and long term fundraisings, such as financings done together with fomentation entities like BNDES (Social and Economic Development Bank), BNB (NE Bank) and FINEP (Studies and Projects Financing), where the resources are used to finance essentially fixed capital, and renovation of Rural Credit operations, which are operations with interests subsidized by the Federal Government, such as EGF and NPR to finance the company’s working capital.

During the year of 2011, the company may contract new loan and financing operations with the financial and capital market, in case it identifies the need of additional resources to finance the long term investment plan or with the objective of keep improving the indebtedness profile.

10.1.f

2009 and 2008

Non- current  Loans and Financing

	BR GAAP and IFRS
	Consolidated
			Weighted
		Average interest rate	average			Balance	Balance	Balance
	Charges (% p.y.)	(p.a.)	maturity	Short term	Long term	12.31.10	12.31.09	01.01.09
Local currency (R$)

Working capital	6.75% (TR / 7.71% on 12.31.09)	6.81%	0.8	869,699	11,601	881,300	973,033	220,272
BNDES, FINEM, credit facilities of development banks and other secured debts	TJLP / 2.86% (TJLP / 2.79% on 12.31.09)	8.45%	5.8	577,756	1,356,431	1,934,187	2,101,411	538,252
Export credit facility	TJLP / CDI 4.42% (TJLP / CDI 3.6% on 12.31.09)	10.42% (10.14% on 12.31.09)	1.7	88,960	298,757	387,717	1,137,409	-
Tax incentives	IGPM / 1.40% (IGPM / 1% on 12.31.09)	3.00% (0.97% on 12.31.09)	5.6	4	12,865	12,869	4,443	463,284
FIDIC	-	-	-	-	-	-	353,364	-
Total local currency				1,536,419	1,679,654	3,216,073	4,569,660	1,221,808
Foreign currency

Advances on exchange contracts	5.29% e.v. (USD on 12.31.09)	5.29% + e.v.(USD on 12.31.09)	-	-	-	-	53,432	443,674
Bonds	7.13%	7.13%	8	41,586	1,647,333	1,688,919	419,137	-
Working capital	EURIBOR + 1.20%	0.41% + e.v. (US$)	-	-	-	-	-	49,605
Export credit facility	LIBOR / / CDI 2.24% (LIBOR / / CDI 2.35% on 12.31.09) e. v. (US$ and other currencies)	2.30% (2.77% on 12.31.09) + e.v. (US$ and other currencies)	2	593,020	1,515,283	2,137,513	3,719,384	3,493,988
BNDES, FINEM, credit facilities of development banks and other secured debts	-	-	-	56,688	132,956	189,644	292,408	85,337
Total foreign currency				691,294	3,295,572	4,016,076	4,484,361	4,072,604
Total indebtedness				2,227,713	4,975,226	7,232,149	9,054,021	5,294,412

				Consolidated
	Charges	Weighted average	WATM
	(% p.y.)	rate (p.y.)	(*)	Current	Noncurrent	12.31.09	12.31.08
Local currency (R$)
Rural credit	6.75% (6.75% on 12.31.08)	6.75% (6.75% on 12.31.08)	0.4	847,799	-	847,799	220,272
Working capital	TJLP / FIXED RATE / TR / CDI +4.76%	10.31%	2.2	112,772	555,387	668,159	-
FINEM - BNDES	TJLP +2.55% (TJLP + 2.35% on 12.31.08)	8.55% (8.59% on 12.31.08)	2.5	391,057	1,195,601	1,586,658	538,252
Debenture - BNDES	TJLP +6.00% (TJLP + 6.00% on 12.31.08)	12.00% (12.25% on 12.31.08)	0.4	2,089	-	2,089	6,261
Tax incentive and others	TJLP/FIXED RATE/IGPM /TR/CDI/ URBT01) +6.92% (TJLP/FIXED RATE/IGPM /TR/CDI/URBT01) +5.15% on 12.31.08)	9.70% (11.26%on 12.31.08)	1.5	559,928	553,752	1,113,680	463,284
Net derivatives balance (note 20 b)	%CDI vs TR	%CDI vs TR	-	-	-	-	78

Total local currency				1,913,645	2,304,740	4,218,385	1,228,147
Foreign currency
Advances on export contracts	5.29% +e.r. (US$) (6.06% + e.r. (US$) on 12.31.08)	5.29% + e.r. (US$) (6.06% +e.r. (US$) on 12.31.08)	0.3	53,432	-	53,432	443,674

Working capital	EURIBOR + 1.20%	0.41% +e.r. (US$) (6.66%+ e.r. US$)	1.0	-	-	-	49,605

Bonds	6.88%	6.88%	7.7	2,993	435,300	438,293	-

Receivables (**)	-	-	-	36,386	-	36,386	-

Credit lines	LIBOR + 2.56% /FIXED RATE ( LIBOR +2.47% on 12.31.08) +e.r. (US$ and other currencies)	3.26% (4.46% on 12.31.08) +e.r. (US$ and other currencies)	2.3	593,621	2,020,143	2,613,764	1,871,663

Pre-export facilities	LIBOR / FIXED RATE/ CDI +2.07% ( LIBOR / FIXED RATE / CDI +3.17% on 12.31.08) + e.r.(US$)	2.50% (4.98% on 12.31.08) + e.r.(US$)	2.5	191,542	930,786	1,122,328	1,622,325

FINEM - BNDES	UM BNDES + 2.49% (UM BNDES +2.71% on 12.31.08) +e.r. (US$ and other currencies)	6.74% (6.97% on 12.31.08) +e.r. (US$ and other currencies)	4.5	62,344	193,396	255,740	83,261

Others	-	-	-	280	-	280	-

Net derivatives balance	%CDI vs e.r.(US$ and other currecies)	-	1.9	59,502	-	59,502	67,423

Total foreign currency				1,000,100	3,579,625	4,579,725	4,137,951
Total debt				2,913,745	5,884,365	8,798,110	5,366,098

Item 10.1.f – indebtedness levels and the characteristics of such debts

                By virtue of the IFRS application, the indebtedness of the Company during 2008 was altered from R$5,366,098 to R$5,292,336 and during 2009 from R$8,798,110 to R$ 9,054,021.

                Relevant financing and loan contracts:

                BFF notes: In 01.28.10, BF International Limited issued senior notes in the total value of US$7500,000. The titles are guaranteed by the Company and by Sadia, with nominal interest rate of 7.25% per year and effective rate of 7.31% per year and expiration in 01.28.20.

                Sadia Bonds: In the total value of US$250,000. The titles are guaranteed by the company and by Sadia with interest rate of 6.88% per year and expiration in 05.24.17.

                Operations with BNDES: In 12.31.10, the Company and its subsidiaries possess diverse pending obligations before BNDES. The loans were celebrated for the acquisition of machinery, equipments and expansion of productive installations, besides special lines destined to the financing of exportations, with expiration date between 2011 and 2015, an amount of R$2.1 Billions.

                Other long term relations with financial institutions:

                The company has convenants with different banks where the main objective is to facilitate credit access for producers who are partners with the company for the construction of aviaries, ranches and norms adequacy.

                Besides that, it has convenants with banks to facilitate credit access for suppliers who want to anticipate their receivables with the Company.

                And finally, the Company has operations with derivatives that aim to the protection against exchange variations and interest rate variations, without speculative purposes. These operations are accounted by its market value, according to the hedge accounting methodology. For more information, refer to explicative note no.5 of 2010’s financial statements.

                Subordination degree between the debts:

                The subordination degree stands out in the operations that possess real guarantees, in the majority mechanical units, contracted together with BNDES.

                Eventual restrictions imposed to the issuer, in special, in relation to indebting limits and contraction of new debts, to the distribution of dividends, to the alienation of assets, the issue of new furniture values and to the alienation of society control:

                We have some financial convenants, such as:

Restrictive clauses (indicators to be met) R$ mil	Indicator met
Net debt / shareholders' equity lower than 1.5	273,733
Net debt / EBITDA lower than 3.5
Minimum current liquidity of 1.1	15,551
Total liabilities less shareholders' equity / shareholders' equity equal to or less than 2.2	289,284

                These convenants are linked to financing contracts of pre payment of exportation in foreign currency with default clauses habitual to there kinds of operations and that, if not attended, can maka the expirations to be anticipated. In 12.31.10, all of these conditions were attended by the Company.

Item 10.1.g – Utilization limits of the financings already contracted

                The company possesses contracted together with the National Social Economic Development Bank (“BNDES”); Banco do Nordeste (“BNB”); and Studies and Projects Financer (“FINEP”), credit lines available for liberation in the total amount of MR$276.000.

Item 10.1. h. significant alterations in each financial statements  item

Main alterations in the consolidated patrimonial accounts, comparing December 31, 2010 and December 21, 2009

Current Assets

                The current asset summed R$9,852.1 millions in December 31, 2010 and R$10,677.9 millions in December 31, 2009, with a reduction of R$825.8 millions, mainly in the financial applications account R$1,481.7. The bill to be received from clients increased R$424.3 millions in consequence to the sales rise. The reduction of financial applications added to the generation of operational cash was directed mainly in the reduction of loans and investments. In December 31, 2010, the current asset represented 35.5% of the total asset, compared to 37.6% in the previous year.

Cash and cash equivalents

                They reduced 25.2%, going from R$4,243.8 millions in December 31, 2009, to R$3,174.4 millions in 31 December 31, 2010 resulting, mainly, from financial applications rescue for settlement of the indebtedness of the subsidiary Sadia.

Trade accounts receivable, net

                They summed R$2,565.0 millions in December 31, 2010, rising 19.8% in relation to December 31, 2009, which was R$2,140.7 millions, in consequence of the sales rise.

Inventories

                The inventories went to R$2,135.8 millions in December 31, 2010, compared to R$2,255.5 millions in December 31, 2009, reducing 5.3%. There was a reduction in the finished products stock of R$216.9 millions, due to a better sales performance in this year, while that by the end of the previous year they were elevated as consequence to the market, mainly in exportations. The other items present growth of R$97.2 millions.

                The poultry, pork and bovine in formation destined to slaughter, are classified as biological assets, in the current and summed R$900.7 millions in December 31, 2010 (R$865.5 millions in December 31, 2009).

                The poultry, swine and bovine in formation, matrixes with the function of producing new assets, are classified as biological assets, in the nom-current and summed R$377.7 millions in December 31, 2010 (R$391.2 millions in December 31, 2009).

                The biological assets stocks presented a significant rise in quantities during 2010 due to the retake of production and sales. In values the variation wasn’t significant due to the cost behavior of various inputs and the formation phase in which the animals were by the end of the fiscal year.

Taxes to recover – Current

                Summed R$695.9 millions in December 31, 2010 and R$745.6 millions in December 31, 2009. These credits, which are expected to be compensated in the fiscal year of 2011, refer basically to ICMS, PIS, COFINS, Income Tax and Social Contribution. The exporting activity, reduced aliquots in the domestic market, investments in fixed capital and financial applications provide credits superior to the debts in the sale operations and other outputs.

Non-Current Assets

                It was a total of R$17,899.4 millions in December 31, 2010 and R$17,705.7 millions in December 31, 2009, rising R$193.7 millions. The rise derived from the investments in the fixed capital and of the taxes to recover and deferred, of which variation in this accounts was of R$368.1 millions. On the other hand, there was a reduction of R$299.0 in financial applications.

Recoverable taxes

                It increased R$114.3 millions, reaching R$767.4 millions in December 31, 2010. In the same way that in the current are refers basically to ICMS, PISC, COFINS, Income Tax and Social Contribution credits, compensable later.

Deferred income tax

                It summed R$2,487.6 millions in December 31, 2010 and R$2,426.4 in December 31, 2009. Are composed of Income Tax and Social Contribution credits, upon losses R$781.4 millions, exchanges R$1,129.9 millions and other temporary differences R$576.3 millions. The accomplishment of these assets deferred will occur in the proportion of the solution of contingencies and profit generation.

Fixed Assets

                It increased R$192.6 millions, summing R$9,066.8 millions in December 31, 2010 and R$8,874.2 millions in December 31, 2009. The acquisitions summed R$693.3 millions and the cuts, depreciations and adjust in the surplus value through business combination summed R$504.1 millions. Among the acquisitions we highlight: enlargements R$116.4 millions, Campos Novos – SC unit R$75.1 millions, construction under progress in the subsidiary Sadia mainly on Lucas do Rio Verde and Vitória de Santo Antão Plants R$198.1 millions.

Intangible Assets

                It summed R$4,247.3 millions in December 31, 2010 and R$4,276.5 millions in December 31, 2009. Are composed mainly by exchanges R% 2,833.0 millions and brands R$1,256.0.

Current Liability

                Our current liability summed R$5,686.4 millions in December 31, 2010 and R$6,359.2 millions in December 31, 2009, a reduction of 9.3%, mainly in the debts with financial institutions in face of loans settlement of the subsidiary Sadia.

Loans and Financings

                Short term debts, including current parcel of the long term debt with financial institutions summed, in December 31, 2010, R$2,227.7 millions and, in December 31, 2009, R$3,202.7 millions, a reduction of 30.4%. The reduction in the debt results mainly from the settlement of loans in the subsidiary Sadia.

Suppliers

                The bills to be paid to suppliers of raw material, material and services needed and operational activity summed R$2,059.2 millions in December 31, 2010 and R$1,905.4 millions in December 31, 2010, rising 8,1%, below the rise of the sales costs which increased by 33.2% and it’s owed to the buying policy and the behavior of the main inputs.

Non-current liability

                Summed R$8,428.6 millions in December 31, 2010 and R$9,028.7 millions in December 31, 2009, with reduction of 6.6%, mainly in the debts with financial institutions in face of loan settlements of the subsidiary Sadia.

Loans and Financings

                The long term debts with financial institutions summed R$4,975.2 millions in December 31, 2010 and R$5,853.5 millions in December 31, 2009, having reduced R$878.3 millions, in face of loan settlements of the subsidiary Sadia.

Provision for tax, civil and labor

                Summed R$1,118.9 millions in December 31, 2010 and R$1,031.6 millions in December 31, 2009. Are provisions for contingencies where the loss is probable, being to the tributary R$859.9 millions, laborist R$110.1 millions, civil, commercial and others R$148.9 millions.

Deferred income tax

                Summed R$1,635.7 millions in December 31, 2010 and R$1,456.4 in December 31, 2009. Refers to income tax and social contribution upon the exchange in the business combination with Sadia R$1,124.4 millions and other temporary differences R$11.3 millions.

Shareholder´s Equity

We finished the year of 2010 with shareholder´s equity of R$13,636.5 millions, while by the end of the previous year it was of R$12,995.7 millions. There was an increase of 4,9% resulting from the exercise’s profit of R$886.8 millions, having been reduced by the interests upon the own capital in the value of R$262.5.

Principal changes to the consolidated balance sheet accounts, comparing December 31 2009 and December 31 2008.

Current assets

Our current assets amounted to R$10,677.9 million on December 31 2009 and R$5,917.4 million on December 31 2008 due to an increase of R$2,267.8 million, principally cash and cash equivalents and financial investments due to resources raised by the Company following the share issue. Trade accounts receivable, inventories, recoverable taxes and other short term assets increased as a result of the business association with Sadia on July 8, 2009. On December 31 2009, short term assets represented 37.6% of our total assets compared to 52.7% in the preceding year.

Cash and cash equivalents

Increased 114.8% from R$1,976.0 million on December 31 2008 to R$4,243.8 million on December 31 2009 due to funding raised through the share issue net of values transferred to Sadia to settle the  subsidiary’s debt.

Trade accounts receivable, net

Our trade accounts receivable amounted to R$2,140.7 million on December 31 2009, increasing by 55.3% compared to December 31, 2008, when this item was R$1,378.0 million. This increase is due to the business association with Sadia.

Inventories

Our inventories increased to R$2,255.5 million on December 31 2009, compared to R$1,285.4 million on December 31 2008, an increase of 75.5%.

The poultry, pork and bovine in formation destined to slaughter, are classified as biological assets, in the current and summed R$865.5 millions in December 31, 209 (R$427.4 millions in December 31, 2008).

The poultry, swine and bovine in formation, breeder with the function of producing new biological assets, are classified as biological assets, in the nom-current and summed R$391.2 millions in December 31, 2009 (R$158.8 millions in December 31, 2008).

There was a significant increase in inventories of finished products, livestock for slaughter, raw materials and suppliers’ advances, due to the business combination with Sadia.

Non-Current Assets

Amounted to R$17,705.7 million on December 31 2009 and R$5,316.8 million on December 31 2008, an increase of R$12,388.9 million. The increase partially reflects the resources raised from the share issue (the portion held in long-term investments), as well as the increase in recoverable taxes and deferred income tax in the light of the association with Sadia.

Recoverable taxes

They increased R$505.6 millions, reaching R$653.0 millions in December 31, 2009. Refer basically to ICMS, PIS, COFINS, Income Tax and Social Contribution credits, compensable later and the growth results from the business combination with Sadia.

Deferred income tax

It summed R$2,426.4 millions in December 31, 2009 and R$550.8 millions in December 31, 2008. Are composed by Income Tax and Social Contribution credits upon losses, exchanges and other temporary differences. The accomplishment of these deferred assets will occur in the proportion of the contingencies solution, profit generation and the increase is by virtue of the business combination with Sadia.

Property Plant and Equipment

Property, plant and equipment increased 223.0%, amounting to R$8,874.2 million on December 31, 2009 and R$2,747.8 million on December 31 2008. The increase reflects the business combination with Sadia.

Intangible assets

Summed R$4,276.5 millions in December 31, 2009 and R$1,557.6 millions in December 31, 2008. Are composed mainly by exchanges and brands, and the increase results from the business combination with Sadia.

Current liabilities

Our current liabilities amounted to R$6,359.2 million on December 31, 2009 and R$3,199.0 million on December 31 2008, an increase of 98.8%, principally debt owed to financial institutions and suppliers, principally due to the business combination with Sadia.

Loans and Financing (current)

Our short term debt including the current portion of long-term debt with financial institutions on December 31 2009 amounted to R$3,202.7 million and on December 31, 2008, R$1,578.9 million, an increase of 102.8%. The increase in debt is largely related to the business combination with Sadia.

Trade accounts payable

Trade accounts payable with respect to raw materials, materials  and services essential to the operational activity amounted to R$1,905.4 million on December 31, 2009 and R$1,083.4 million on December 31 2008, an increase of 75.9% due to the business combination with Sadia.

Long-term liabilities

Amounted to R$9,028.7 million on December 31, 2009 and R$4,109.8 million on December 31, 2008, an increase of R$4,918.9 million in the fiscal year, principally the result of the business combination with Sadia.

Loans and Financing (long-term)

Long-term debt with financial institutions amounted to R$5,853.4 million on December 31, 2009 and R$3,719.7 million on December 31 2008, an increase of R$2,133.7 million. Increased debt was due to the association with Sadia.

Provision for tax, civil and labor

Summed R$1,031.6 millions in December 31, 2009 and R$219.1 millions in December 31, 2008. Are provisions for contingencies where the loss is probable and the increase was due to the association with Sadia.

Deferred income tax

Summed R$1,456.4 millions in December 31, 2009 and R$73.3 in December 31, 2008. Are composed by income tax and social contribution upon the exchange in the business combination with Sadia.

Shareholders’ Equity

At the end of 2009 the shareholders’ equity amounted R$12,995.7 million compared to R$3,925.3 million at the end of the preceding fiscal year. There was a rise of 231.0% principally due to the in the amount of R$5,290.0 million following the issue of shares, an increase in capital of R$3,818.4 paid in with shares of HFF and Sadia and the net income for the fiscal year of R$113.6 million but reduced by the payment of interest on shareholders’ equity during the year in the amount of R$100.0 million.

Item 10.2. itens a. b. e c.

Transition to International Financial Reporting Standards

We have changed our consolidated financial reporting from accounting principles generally accepted in Brazilian GAAP to IFRS, as issued by the IASB. We adopted IFRS for the fiscal year ended December 31, 2010 and retrospectively applied IFRS to the fiscal year ended December 31, 2009 for comparative purposes. The transition date for our adoption of IFRS was January 1, 2009, the date on which the opening balance sheets were prepared in accordance with these new accounting practices. IFRS differs in certain significant respects from U.S. GAAP.

Note 3 to our consolidated financial statements describes the accounting pronouncements issued by the Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis) and approved by the CVM that govern the transition to IFRS and have been adopted by our company.  Note 3 also contains a reconciliation of shareholders’ equity and net income recorded under Brazilian GAAP as of and for the year ended December 31, 2009 to the amounts recorded under IFRS.

Limitation on Comparability of Our Financial Statements

Business Combination with Sadia – Our results of operations for 2010 include the results of operations of Sadia for the full year.  However, our results of operations for 2009 include the results of operations of Sadia since July 8, 2009 and, therefore, are not fully comparable to our results of operations for the year ended December 31, 2010.

Sadia’s results of operations were fully consolidated as from July 8, 2009, when the common shareholders of BRF, Sadia and HFF, a holding company formed by the controlling shareholders of Sadia for the purposes of the acquisition, approved our business combination with Sadia. Consequently, our results of operations for the year ended December 31, 2009 include the results of operations of Sadia only for the period subsequent to the July 8, 2009 acquisition date.

For more information on our acquisitions in 2009, including the business combination with Sadia, see “Item 10.3 Events with significant effects occurred and expected in the financial statements and note 7.1 to our consolidated financial statements.

Results of Operations as a Percentage of Net Sales

The following discussion should be read in conjunction with our consolidated financial statements.  The following table sets forth the components of our results of operations as a percentage of net sales for 2010 and for 2009 on a historical basis.

	Years Ended December 31,
	2010	2009
	(%)	(%)
Net sales	100.0%	100.0%
Cost of sales	74.7%	80.0%
Gross profit	25.3%	20.0%
Operating expenses:
Sales expenses	15.5%	16.2%
General and administrative expenses	1.5%	1.4%
Other operating expenses	1.7%	1.9%
Equity interest in income of subsidiaries	0.0%	0.0%
Operating income	6.5%	0.5%
Financial income (expenses), net	2.1%	1.7%
Income before taxes and participation of non-controlling shareholders	4.4%	2.1%
Income and social contribution taxes	0.9%	1.4%
Net income	3.5%	0.7%
Attributable to:
BRF shareholders	3.5%	0.8%
Non-controlling shareholders	0.0%	0.1%

Presentation of Net Sales Information

We report net sales after deducting taxes on gross sales and discounts and returns. Our total sales deductions can be broken down as follows:

ICMS Taxes — ICMS is a state value-added tax on our gross sales in the domestic market at a rate that varies by state and product sold. Our average ICMS tax rate in 2010 was 8.8%.

PIS and COFINS Taxes — The PIS and the COFINS taxes are federal social contribution taxes on our gross sales in the domestic market at the rates of 1.65% for PIS and 7.60% for COFINS in 2010.

Discounts, Returns and Other Deductions — Discounts, returns and other deductions are unconditional discounts granted to customers, product returns and other deductions from gross sales.

Most of our deductions from gross sales are attributable to the ICMS, PIS and COFINS taxes.  As a result, our deductions from gross sales in the domestic market, which are subject to these taxes, are significantly greater than our deductions from gross sales in our export markets.

The table below sets forth our gross sales and deductions for the years ended December 31, 2010 and 2009:

	As of December 31,
	2010	2009
Gross sales:	(in millions of reais)
Domestic sales	16,607	11,619
Foreign sales	9,427	6,749
	26,034	18,368
Sales deductions
Sales tax	(2,759)	(2,059)
Refunds and rebates	(594)	(403)
Net sales	22,681	15,906

Segment Presentation

We operate in two business segments: the domestic market and the export market. In each market, we produce and distribute:

-  meat products, such as meat cuts (which we refer to as in natura meat), including poultry, pork and beef, and processed meats;

- dairy products, including milk and other dairy products;

- other processed products, such as lasagnas, pizzas and cheese bread; and

- other products, such as soy meal and refined soy flour.

We report net sales by market. Because we use the same assets to produce products for both our domestic and export market, we do not identify assets by market.  See note 6 to our consolidated financial statements for a breakdown of net sales by segment and product line.

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

The following provides a comparison of our results of operation for the year ended December 31, 2010 against our results of operation for the year ended December 31, 2009, based on our consolidated financial statements prepared in accordance with IFRS.

To facilitate the comparison of the two periods, we present certain sales volume data and prices on a combined basis to give effect to the acquisition of Sadia as if it had occurred on January 1, 2009.  The combined presentation of sales volume and average selling price information is not in accordance with IFRS.

Net Sales

Our net sales increased by R$6,775 million, or 42.6%, to R$22,681 million in 2010 from R$15,906 million in 2009. As described in more detail below, the increase in each category is primarily due to the effect of including net sales of Sadia for the entire year in 2010, compared to the period from July 8 through December 31 in 2009, and the remaining amount is primarily due to increased net sales in the domestic market and, to a lesser degree, in the export market.

Domestic Market

Net sales increased by R$4,145 million, or 44.2%, to R$13,515 million in 2010 from R$9,370 million in 2009. Of this increase, approximately two-thirds is due to the effect of including net sales of Sadia for the entire year in 2010, compared to the period from July 8 through December 31 in 2009. The remaining amount is primarily due to increased net sales of in natura meat, processed meat and other processed foods. On a combined  basis, sales volumes  increased 4.9% to 3.8 million tons in 2010 from 3.6 million tons in 2009, reaching sales volume levels achieved before the global economic crisis.

The demand in the domestic market has been stimulated by an increase in real incomes in Brazil and low unemployment numbers, as well as increased consumption levels among Brazil’s emerging social classes, which helped increase sales in all of our segments, especially our products that are traditionally consumed during the end-of-year holiday season. For the products we sell in our domestic market, we have generally given higher priority to profit margins over market share.

The following table provides a breakdown of changes in net sales and sales volume in the domestic market on a historical basis.

Historical	Net Sales			Sales Volumes
	2010	2009	Change	2010	2009	Change
Domestic Market	(in millions of reais, unless otherwise specified)		(%)	(in thousands of tons, unless otherwise specified)		(%)
Meat:
In natura:
Poultry	1,039	566	84	255	161	59
Pork/Beef	891	376	137	145	86	69
Total meat (in natura)	1,930	942	105	400	246	62
Processed meat	6,738	4,835	39	1,437	1,038	38
Total meat	8,668	5,777	50	1,837	1284	43
Dairy Products:
Milk	1,585	1,437	10	873	793	10
Other dairy products	707	702	1	202	209	(3)
Total dairy products	2,292	2,139	7	1,076	1,001	7
Other processed	2,026	1,015	100	455	254	79
Other	529	438	21	389	362	8

Total	13,515	9,370	44	3,756	2,901	29

Total processed meat & other processed	9,472	6,553	45	2,094	1,501	29
Total processed products as a percentage of net sales	70%	70%	–	56%	52%	–

The following table provides a breakdown of changes in sales volumes in the domestic market on a combined basis.

Combined	Sales Volumes
	2010	2009	Change
Domestic Market	(in thousand of tons, unless otherwise specified)		(%)
Meat:
In natura:
Poultry	255	216	18
Pork/Beef	145	124	16
Total meat (in natura)	400	341	17
Processed meat	1,437	1,382	4
Total meat	1,837	1,723	7
Dairy Products:
Milk	873	793	10
Other dairy products	202	209	10
Total dairy products	1,076	1,001	7
Other processed	455	402	13
Other	389	454	(14)

Total	3,756	3,580	5

Total of processed meat, other dairy products and other processed	2,094	1,993	5
Total processed products as a percentage of net Sales	56	56	–

The following table provides a breakdown of average selling prices in the domestic market on a combined basis.

Combined	Average Selling Prices
	2010	2009	Change
	(in reais per kg)
Domestic Market			(%)
Meat	4.72	4.55	3.6
Dairy	2.13	2.14	(0.3)
Other processed	4.45	4.01	11.2
Other	1.36	1.21	11.8

Meat – Domestic net sales from meat increased R$2,891 million, or 50.1%, to R$8,668 million in 2010 from R$5,777 million in 2009. More than two-thirds of this increase is due to the effect of including net sales of Sadia for the entire year in 2010, compared to the period from July 8 through December 31 in 2009. The remaining amount is due to increased sales volumes of in natura meat and processed meat and slightly higher average selling prices in 2010 than in 2009. On a combined basis, sales volumes of meat increased 6.6% to 1.8 million tons in 2010 from 1.7 million tons in 2009. The recovery of in natura meat exports in 2010 helped stabilize the supply of meat products in the domestic market, sustaining domestic prices and the sale of processed meat with greater added value. On a combined basis, sales volumes of processed meat increased 4%, and sales volumes of in naturameat increased 17.4% (including increases in both poultry and pork/beef) for an overall increase in meat sales volumes of 6.6%. Average selling prices for meat were 3.6% higher in 2010 than in 2009 on a combined basis.

Dairy Products – Domestic net sales from dairy products increased 7.2% to R$2,292 million in 2010 from R$2,139 million in 2009, recovering to our net sales levels of 2008. The increase was due to increases in sales volumes, as average prices for dairy products continued at the same levels as in 2009. Our margins for dairy products were negatively affected by the high prices paid to milk producers in 2010.

The results in 2010 for dairy products did not exhibit the typical seasonal pattern seen in other years, which made cost and inventory management more difficult in 2010. Because these problems prevented margins from returning to historical levels, we pursued a policy of preserving profitability in this segment, which translated into reduced market share for processed items and UHT milk.

Our combined sales volumes were equal to our historical sales volumes of dairy products because Sadia did not historically sell milk and other dairy products.

Other Processed Products – Domestic net sales from other processed products increased R$1,011 million, or 99.6%, to R$2,026 million in 2010 from R$1,015 million in 2009.  More than two-thirds of the increase is due to the effect of including net sales of Sadia for the entire year in 2010, compared to the period from July 8 through December 31 in 2009. The remaining amount is due to increases in both sales volumes and average prices. On a combined basis, sales volumes increased 13.1% to 455 million tons in 2010 from 402 million tons in 2009, and average selling prices increased 11.2% in 2010 from 2009.

In 2010, we introduced Meu Menu, a line of ready-to-eat/cook, frozen and individual dishes for consumers living alone and Escondidinho, which is inspired by traditional recipes of Brazilian cuisine and targeted at the family market. We also ran campaigns designed to consolidate our brands, taking advantage of events with major popular appeal, such as the World Cup soccer tournament. Overall, our market share in 2010 generally remained stable for these products, with the exception of margarines, where our market share grew.

Other Products – Other products include soybeans, animal feed and other products. Domestic net sales of other products increased R$91 million, or 20.8%, to R$529 million in 2010 from R$438 million in 2009. The increase is due to the effect of including the net sales of Sadia for the entire year in 2010, compared to the period from July 8 through December 31 in 2009. Without the effect of the Sadia transaction, domestic net sales of other products would have decreased in 2010 compared to 2009. On a combined basis, sales volumes decreased 14% to 389 thousand tons in 2010 from 454 thousand tons in 2009. The decrease in sales volumes was partially offset by an 11.8% increase in average selling prices on a combined basis.

Food Service – We also report net sales of our products to food service customers, such as fast food chains, restaurants, hotels and the institutional market. These net sales occur in our domestic market and are included in the line items above. We separately present food service net sales because sales to food service channels are part of our growth strategy. Domestic net sales from food service increased 13.1% in 2010, largely because of an increase in consumption of food away from home by Brazilians due to greater income levels and low unemployment rates.

Food service is one of our strategic growth segments. We believe the food service market is benefitting from a change in the eating habits of the Brazilian population due to income growth and low unemployment rates.

Export Markets

Net sales to our export markets increased R$2,630 million, or 40.2%, to R$9,166 million in 2010 from R$6,536 million in 2009. More than three-quarters of this increase is due to the effect of including the net sales of Sadia for the entire year in 2010, compared to the period from July 8 through December 31 in 2009. The remaining amount is due to increased sales of in naturameat and processed meat. On a combined basis, sales volumes increased 5.9% in 2010 to 2.3 million tons from 2.1 million tons in 2009.

In accordance with the guidelines provided by CADE, we have integrated international sales following our business combination with Sadia, which has enabled us to achieve synergies and economies of scale and improve the management of our product portfolio. Sadia   has become a premium brand focused on added value and innovation. Perdix   is positioned as a mainstream high-end brand, dedicated to the sale of large volumes and products designed to local demand. Borella, Halal, Fazenda   and others have been maintained as brands that compete with local overseas food product industries.

Our international division, Plusfood, with units in The Netherlands and the United Kingdom, reinforces our strategy in Europe by manufacturing items destined for the European market, such as Perfect Portions, a standardized line of items for the food service business, and other products aimed at satisfying European consumer demand.

The following table provides a breakdown of changes in net sales and sales volumes in our export markets on a historical basis.

Historical	Net Sales			Sales Volumes
	2010	2009	Change	2010	2009	Change
Export Markets	(in millions of reais, unless otherwise specified)		(%)	(thousand tons, unless otherwise specified)		(%)
Meat:
In natura:
Poultry	5,847	4,161	40	1,640	1,155	42
Pork/Beef	1,515	1,025	48	282	223	26
Total meat (in natura)	7,361	5,186	42	1,922	1,378	40
Processed meat	1,690	1,259	34	357	246	45
Total meat	9,051	6,445	40	2,278	1,623	40
Dairy Products:
Milk	1	12	(92)	-	2	(92)
Other dairy products	19	10	96	3	2	45
Total dairy products	20	22	(10)	3	4	(28)
Other processed	91	40	129	18	10	90
Other	4	29	(85)	6	9	(30)

Total	9,166	6,536	40	2,306	1,645	40

Total of processed meat, other dairy products and other processed	1,799	1,308	38	378	257	47
Total processed products as a percentage of net sales	20%	20%		16%	16%	-

The following table provides a breakdown of changes in sales volumes in our export markets on a combined basis.

Combined	Sales Volumes
	2010	2009	Change
Export Markets	(thousand tons, unless otherwise specified)		(%)
Meat:
In natura:
Poultry	1,640	1,529	7.3
Pork/Beef	282	287	(2.4)
Total meat (in natura)	1,922	1,817	5.7
Processed meat	357	329	8.5
Total meat	2,278	2,147	6
Dairy Products:
Milk	-	2	(92.3)
Other dairy products	3	2	44.8
Total dairy products	3	4	(28)
Other processed	18	18	-
Other	6	9	(30)

Total	2,306	2,177	6

Total of processed meat, other dairy products and other processed	378	348	8
Total processed products as a percentage of net sales	16%	16%	-

The following table provides a breakdown of average selling prices in our export markets on a combined basis.

Combined	Average Selling Prices
	2010	2009	Change
Export Markets	(in reais per kg)		(%)
Meat	3.9	4.0	(1)
Dairy	7.0	5.6	25
Other Processed	4.9	6.7	(27)
Others	0.7	3.4	(78)

Meats –   Export net sales from meat products increased R$2,606 million, or 40.4%, to R$9,051 million in 2010 from R$6,445 million in 2009.  More than three-quarters of this increase is due to the effect of including the net sales of Sadia for the entire year in 2010, compared to the period from July 8 through December 31 in 2009. The remaining amount is due to the recovery of the export markets for both in natura meat and processed meat. On a combined basis, sales volumes increased 6.1% to 2.3 million tons in 2010 from 2.1 million tons in 2009.  During the first half of 2010, full inventories in the global markets led to depressed prices, and we adjusted our portfolio accordingly. By the second half of 2010, supply and demand was back in equilibrium and conditions had improved. On a combined basis, average prices in U.S. dollars FOB (Free on Board), were 11.4% higher relative to average prices in 2009 on a combined basis. However, the appreciation of the real   in relation to the U.S. dollar led to a reduction in average selling prices in real   terms.

Dairy Products – Export net sales from dairy products decreased 9.1% to R$20 million in 2010 from R$22 million in 2009, largely driven by lower sales volumes, which decreased 28% to 3 million tons in 2010 from 4 million tons in 2009 due to weaker international demand. This decrease more than offset a 25% increase in average selling prices in 2010 compared to 2009.

We plan to expand our unit in Argentina, a cheese manufacturer, to make it self-sustainable and a source of value-added exports. We believe that Argentina offers a stable supply of quality and competitively priced raw materials in addition to enjoying sanitary agreements with European countries, making exports to the European market feasible.

Our combined sales volumes were equal to our historical sales volumes of dairy products because Sadia did not historically sell milk and other dairy products.

Other Processed Products – Export net sales from other processed products increased R$51 million, or 129%, to R$91 million in 2010 from R$40 million in 2009.  This increase is due to the effect of including the net sales of Sadia for the entire year in 2010, compared to the period from July 8 through December 31 in 2009. Without the effect of the Sadia transaction, net sales of other processed products would have decreased, primarily due to a 27% decrease in average selling prices on a combined basis.  On a combined basis, sales volumes remained flat from year to year.

Other Products – Other products include soybeans, animal feed and other products. Export net sales of other products decreased R$25 million, or 85%, to R$4 million in 2010 from R$29 million in 2009, due to decreases in both sales volumes of soybean-based products and average selling prices. Our combined sales volumes of other products were equal to our historical sales volumes because Sadia did not historically export these other products.

We reported the following performance in our main overseas markets:

Europe – The economic crisis in some European countries, such as Greece, Ireland, Portugal and Spain, has weakened their domestic economies, causing considerable instability in 2010. Our operations have benefited from the upward pressure on international prices for the principal grains (corn and soybeans), permitting an increase in prices to the European market. In addition, our expansion at Plusfood was instrumental in enhancing our penetration in the region. We expect to double our capacity at our Dutch plant by mid-2011 and to sell that production to countries such as Spain, Germany, Austria and Poland.

Middle East – The markets in the Middle Eastern region were severely pressured in the first half of 2010 due to high product inventory. Importers remained cautious in the first half of 2010, but imports improved in the second half of 2010. The Middle East continues to be our principal overseas market. We believe there is strong potential for our products in countries such as Iraq and Jordan. In 2010, we launched 15 new products under Sadia’s brands in this region, and we expect to launch additional new products in 2011.

Far East – The Japanese market reported an improvement in the prices for imported products, with consumption remaining steady in 2010. We do not currently believe that the recent earthquake in Japan will materially adversely affect our results of operations; however, any significant deterioration in the Japanese economy could lead to decreased demand for our products in Japan and could adversely affect our results of operations. In China, demand for our products continued to be strong, especially following the opening of our office in the financial hub of Shanghai. We expect the major growth potential of the Chinese market to have a positive effect on our business.

Eurasia – Demand from countries in this region, such as Russia, remained strong both for poultry and pork/beef products, resulting in higher prices and volumes.

Africa, Americas and other countries – Our net sales increased in the African market, especially for processed products with an improvement in sales volumes and selling prices. We believe this region presents a growth opportunity for our products, especially in countries such as Algeria, Tunisia, Egypt, Morocco, Mozambique, South Africa and Namibia, as well as Angola.

With a proprietary distribution system in Argentina, Uruguay, Chile and Peru, sales to the Americas have been particularly strong for our new line of specialty ham products in Argentina and Uruguay and for our Qualy   light margarine in Chile.

Cost of Sales

Cost of sales increased 33.2% to R$16,951 million in 2010 from R$12,729 million in 2009. More than three-fourths of this increase was due to the effect of including the cost of sales of Sadia for the entire year in 2010, compared to the period from July 8 through December 31, 2009. As a percentage of net sales, cost of sales decreased to 74.7% in 2010 from 80.0% in 2009, due to increased net sales in 2010 as economic conditions began to recover as our markets emerged from the global economic crisis. This decrease in cost of sales as a percentage of net sales permitted an increase in our gross margin, as described below, in spite of upward pressure on prices and a generally volatile price environment for our principal raw materials, including breeding stock and corn and soybeans.

Gross Profit

Gross profits increased 80.4% to R$5,730 million in 2010 from R$3,177 million in 2009. Of this increase, more than one-half is due to effect of including the gross profit of Sadia for the entire year in 2010, compared to the period from July 8 through December 31 in 2009. The remaining amount is due to a gradual and consistent recovery in performance following the global financial crisis.  Our gross profit was 25.3% in 2010, compared to 20.0% in 2009.

Sales, General and Administrative Expenses

Sales, general and administrative expenses increased 37.7% to R$3,856 million in 2010 from R$2,799 million in 2009. Substantially all of this increase is due to the effect of including net sales of Sadia for the entire year in 2010, compared to the period from July 8 through December 31 in 2009. The remaining amount is primarily due to increased expenses on marketing, improvements to our IT systems, consulting expenses relating to our integration of Sadia and new executive hires. As a percentage of net sales, sales, general and administrative expenses improved to 17.0% in 2010 from 17.6% in 2009.

Other Operating Expenses

Other operating expenses increased 30.1% to R$393.9 million in 2010 from R$302.8 million in 2009, largely due to the costs of idle capacity of our new industrial units still in pre-operational phases: Bom Conselho, Pernambuco; Lucas do Rio Verde, Mato Grosso; Vitória de Santo Antão, Pernambuco; Mineiros, Goiás; and Três de Maio, Rio Grande do Sul.

Operating Income

Operating income before financial expenses (income) increased to R$1,484.6 million in 2010 from R$77.4 in 2009. Approximately one-third of this increase is due to effect of including the operating income of Sadia for the entire year in 2010, compared to the period from July 8 through December 31 in 2009. The remaining amount is primarily due to increased net sales and the improvements in gross margin as described above.

Financial Income (Expenses), net

We recorded net financial expenses of R$483.1 million in 2010, compared to net financial income of R$262.4 million in 2009. This difference is principally due to the positive foreign exchange rate effect on net currency exposure throughout 2009, compared to the negative foreign exchange rate effect in 2010, as well as the increase in our net currency exposure in 2010 due to the inclusion of the net financial expenses of Sadia for the entire year in 2010, compared to the period from July 8 through December 31 in 2009.

In 2010, we had a lower average cost of debt and a longer average debt maturity profile due to greater financial discipline adopted in our debt restructuring plan following our business combination with Sadia. Our net debt (total debt minus cash and cash equivalents and marketable securities) as of December 31, 2010 was 13.3% less than our net debt as of December 31, 2009.

Significant reductions in net currency exposure have been possible largely due to the use of non-derivative instruments (foreign-currency denominated debt) for foreign exchange protection in line with our hedge accounting policy. We have achieved benefits from matching foreign-currency liabilities with export shipments, thereby reducing the volatility of our financial expenses on a monthly basis.

Income Tax and Social Contribution

Income tax and social contribution decreased 11.2% to R$196.5 million in 2010 from R$221.2 million in 2009 due in part to a tax loss of R$132 million in 2010 from the incorporation of Perdigão Agroindustrial in the first quarter of 2009, losses recorded by Sadia in 2010 and the effects of currency translations from wholly-owned subsidiaries.

Net Income

For the reasons described above, net income increased 578.8% to R$804.9 million from R$118.6 million in 2009. Excluding the effect of including net sales of Sadia for the entire year in 2010, we believe the increase in net income in 2010 reflects better operating performance compared to 2009.

10.3. Events with significant effects occurred and expected in the financial statements

As a result of business combination with Sadia held on July 08, 2009 and the adoption of international accounting standards (“IFRS”), the Company remeasure the effects of the business combination in its consolidated and individual financial statements, including assigning of a new amount to goodwill in the transaction, as follows:

Number of shares exchanged on July 8, 2009	37,637,557
Number of shares exchanged on August 18, 2009	59,390,963
Total stock	97,028,520

Quoted BRF stock on July 8, 2009	40
Cost of acquisition at fair value	3,881,141
Net assets acquired at fair value	(2,587,323)

Goodwill based on expectation of future profitability	1,293,818

The net assets measured at fair value are presented below:

	Net assets acquired 07.08.09	Adjustment CVM Deliberation No.580/09		Net assets acquired at fair value
Cash equivalents	1,759,726	-		1,759,726
Trade accounts receivable and other receivables	609,823	-		609,823
Inventories	1,192,981	897	(a)	1,193,878
Biological assets	465,630	-		465,630
Others	546,625	-		546,625
Total current assets	4,574,786	897		4,575,683

Long-term assets	1,421,216	1,155,771	(g)	2,576,987
Biological assets	221,449	-		221,449
Investments	14,716	-		14,716
Property, plant and equipment	4,034,701	2,057,092	(b)	6,091,793
Intangible	58,589	1,393,000	(c)	1,451,589
Total non-current assets	5,750,671	4,605,863		10,356,534

Total assets	10,325,457	4,606,760		14,932,217

Loans and financing	4,425,116	(34,530)	(d)	4,390,586
Trade accounts payable	889,313	-		889,313
Taxes and contribution	80,026	-		80,026
Dividends payable	830	-		830
Provisions	286,323	139,170	(e)	425,493
Others	391,731	-		391,731
Total current liabilities	6,073,339	104,640		6,177,979

Loans and financing	3,503,567	-		3,503,567
Provisions	337,187	630,258	(f)	967,445
Others	286,392	1,409,510	(g)	1,695,902
Total non-current liabilities	4,127,146	2,039,768		6,166,915

Shareholders’ equity	124,971	2,462,352	(h)	2,587,323

Total liabilities	10,325,457	4,606,760		14,932,217

The adjustments presented above were reflected in the BRF’s consolidated financial statements in the same accounting items and are related on: (in R$ thousands)

(a)   Refers to the adjustment to the fair value of the inventories realized in full in year 2009 in the amount of R$897;

(b)   Refers to the adjustment to the fair value of the fixed assets according to an appraisal report prepared by an external expert, which is being realized by its economic useful life (see note 18). The accumulated depreciation of the fair value on December 31, 2010 corresponds to approximately R$87,565 (R$32,871 on December 31, 2009);

(c)    Refers to the fair value of the brands whose useful lives are indefinite and to the fair value of assets of definite useful life, such as relationship with suppliers and patents. The realization of the fair value occurs by means of rates that vary from 25% to 48% per year. The accumulated amortization of the fair value of the intangibles with definite useful life on December 31, 2010 corresponds to approximately R$84,456 (R$28,152 on December 31, 2009);

(d)   Refers to the adjustment to the fair value of the loans and financing realized according to their maturity dates. The accumulated realization on December 31, 2010 corresponds to approximately R$5,320 (R$1,332 on December 31, 2009);

(e)   Refers to the fair value of the guarantees and accommodation papers granted by Sadia and deferred revenue of sales of rights on payroll realized according to the maturity dates. The accumulated realization on December 31, 2010 corresponds to approximately R$30,874 (R$15,821 on December 31, 2009);

(f)     Refers to the fair value of the contingent tax, civil and employment liabilities. The fair value of the contingent tax liabilities was determined, at first, based on the appraisal of external consultants, who attributed to these processes an average probability of loss. Then, the Management measured the contingencies considering the premises of the programs of fiscal recovery promoted from time to time by the State and Federal Governments, which is the amount that the counterparties would be willing to liquidate from the existing debts. On December 31, 2010, there was no balance of accumulated realization for such liabilities;

(g)   Refers to the effect of the deferred taxes on the adjustments (a) until (f) presented above and the effect of the deferred taxes on the difference between the accounting and tax goodwill; and

(h)   Refers to the corresponding entry of the adjustments (a) until (g) in the shareholders’ equity.

The remaining goodwill generated in the relation of exchange of shares with Sadia includes, in addition to the controlling goodwill, the future benefits expected from the synergy of the transactions of the companies.

10.4. Significant changes in accounting practices - qualification and emphasis in the auditor´s opinion

 10.4. Executive boards comments on:

a. significant changes in accounting practices

As from December 31, 2007, the Brazilian agencies responsible for accounting matters started to regulate Brazilian accounting practices in order for them to conform to the IFRS. The convergence process occurred in two stages: (1) in 2008, with the issuance of accounting pronouncements CPC 01 to CPC 14, which were applied by the Company to its individual and consolidated financial statements as of December 31, 2008; and (2) in 2009, with the issuance of accounting pronouncements CPC 15 to CPC 41 and 43 (except for CPC 34 – not yet issued), besides ICPCs and OCPCs, all of which were approved and also adopted by CVM.

The new accounting practices provided for in technical pronouncements CPC 15 to CPC 41 and 43 were initially adopted by the Company in the fiscal year ended December 31, 2010, and retrospectively applied to all the periods presented for comparative purposes. The transition date adopted by the Company was January 1, 2009, the date on which the opening balance sheets were prepared in accordance with the new accounting practices. Management understands that the pronouncements issued by CPC and approved by CVM conform to IFRS, below is a list of the new technical pronouncements adopted by the Company:

•          CPC 15 – Business Combinations, approved by CVM Deliberation No. 580/09 corresponding to IFRS 3;

•          CPC 16 (R1) – Inventories, approved by CVM Deliberation No. 575/09 corresponding to IAS 2;

•          CPC 20 – Borrowing Costs, approved by CVM Deliberation No. 577/09 corresponding to IAS 23;

•          CPC 21 – Interim Financial Reporting, approved by CVM Deliberation No. 581/09 corresponding to IAS 34 and IFRIC 10;

•          CPC 22 – Segment Reporting, approved by CVM Deliberation No. 582/09  corresponding to IFRS 8;

•          CPC 23 – Accounting policies, Changes in Accounting Estimates and Errors, approved by CVM Deliberation No. 592/09 corresponding to IAS 8;

•          CPC 26 – Presentation of Financial Statements, approved by CVM Deliberation No. 595/09 corresponding to IAS 1;

•          CPC 27 – Property, Plant and Equipment, approved by CVM Deliberation No. 583/09 corresponding to IAS 16;

  CPC 29 – Biological Assets and Agricultural Products, approved by CVM Deliberation No. 596/09 corresponding to IAS 41;

•          CPC 32 – Income Taxes, approved by CVM Deliberation No. 599/09 corresponding to IAS 12 and SIC 21;

•          CPC 33 – Employee Benefits, approved by CVM Deliberation No. 600/09 corresponding to IAS 19 and IFRIC 14;

•          CPC 37 (R1) – First-time adoption of International Financial Reporting Standards (IFRS), approved by CVM Deliberation No. 609/09 corresponding to IAS 27;

•          CPC 41 – Earnings per Share, approved by CVM Deliberation No. 636/10 corresponding to IAS 33;

•          CPC 43 (R1) - First-time adoption of Technical Pronouncements 15 to 40, approved by CVM Deliberation No. 610/09;

•          ICPC 09 - Individual, Separate and Consolidated Financial Statements and Application of the Equity Method;

•          ICPC 10 – Clarifications on CPC 27 and CPC 28; and

•          ICPC 12 – Changes in Existing Decommissioning, Restoration and Similar Liabilities.

As a result of the convergence process, the Company, as of the transition date, applied certain voluntary exemptions provided for in the standards issued by CVM, as follows:

  Business combinations: the Company applied the exemption referring to business combinations, electing not to restate the business combinations carried out before the transition date. Goodwill calculated prior to the transition date was maintained and is subject to impairment testing every year.

  Use of deemed cost for property, plant and equipment: the Company elected not to measure property, plant and equipment at fair value as deemed cost taking into consideration that: (i) the cost method, net of a provision for losses, is the best method to value the Company’s PP&E; (ii) the Company’s PP&E is divided into well-defined classes of assets related to its operating activities; (iii) in 2009, the Company reviewed the estimated useful lives of its PP&E; and (iv) the Company has efficient controls over PP&E items that enable the identification of losses and changes in estimated useful lives.

  Actuarial gains and losses: the Company’s management recognized the actuarial gains and losses immediately through other comprehensive income, with immediate effect in the shareholders equity in the retained earnings. If an asset is determined in the end of the fiscal year and if this asset is above the asset ceiling, it will be recorded in shareholders equity through other comprehensive income at the transition date no asset was recognized by the Company.

The mandatory exemptions provided for in CVM standards were in accordance with the accounting practices previously adopted by the Company, and, therefore, had no impact on the consolidated and individual financial statements.

b. material effects of the changes in accounting practices

The amendments to the accounting practices applied in the preparation of the Company’s financial statements, previously disclosed, were as follows:

Reconciliation of shareholders’ equity

		Parent company		Consolidated
		12.31.10	01.01.09	12.31.10	01.01.09

Shareholders' equity disclosed according to prior accounting practices		13,164,164	4,137,626	13,134,650	4,110,618
Reversal of deferred assets	(a)	(133,541)	(11,653)	(201,940)	(172,052)
Other employees benefits	(b)	(105,962)	(84,225)	(112,243)	(84,225)
Transfer freight	(c)	(6,796)	-	(15,925)	(25,508)
Business combination	(d)	(5,098)	-	111,620	-
Effect of income taxes on the above adjustments	(e)	83,742	32,599	74,776	95,808
Effect of IFRSs/CPCs in interest in subsidiaries	(f)	23,943	(122,698)	-	-
Unrealized profit in sales to subsidiaries	(g)	(2,742)	(27,008)	-	-
Treasury shares	(h)	(26,772)	-	-	-
Shareholders' equity disclosed according to BR GAAP / IFRS		12,990,938	3,924,641	12,990,938	3,924,641

Reconciliation of income (loss) for the year

			12.31.09
		Parent Company	Consolidated

Net income disclosed according to prior accounting practices		96,161	120,427
Reversal of deferred assets	(a)	28,788	60,932
Other employees benefits	(b)	(14,746)	(21,027)
Transfer freight	(c)	(6,796)	9,583
Business combination	(d)	(44,002)	(22,901)
Effect of income taxes on the above adjustments	(e)	(2,464)	(23,999)
Effect of IFRSs/CPCs in interest in subsidiaries	(f)	41,808	-
Unrealized profit in sales to subsidiaries	(g)	24,266	-
Net income disclosed according to BR GAAP / IFRS		123,015	123,015

Deferred charges: upon first-time adoption of Law 11638/07, the Company’s Management elected to maintain the balance of deferred charges until its full realization, subject to analysis of its recovery pursuant to CVM Deliberation No. 527/07, subsequently amended by CVM Deliberation No. 639/10. In 2010, in order to be in compliance with IFRS, Management elected to change the accounting policy for deferred charges and wrote off the total balance against the retained earnings account of January 1, 2009, as presented in the table above. In the parent company financial statements this accounting practice was voluntarily adopted.

Other employee benefits: mainly comprised of benefits upon termination, such as medical plan, F.G.T.S. penalty, termination compensation and supplementary retirement plan, being mandatory the recognition of actuarial gains and losses directly in the specific account in the shareholders’ equity and cost of prior service recognized directly in the statement of income.

Transfer freight:  transfer freight expenditures, previously recorded as prepaid expenses, have been reclassified to inventories. The costs related to storage and distribution centers have been reclassified to the statement of income within selling expenses aiming to standardize accounting practices between the entities included in the consolidation in order to meet the requirements of CVM Deliberation No. 608/09.

Business combination: according to the previous accounting practice, goodwill represented the difference between the amount paid and the carrying amount attributed to the net assets acquired; however, pursuant to CVM Deliberation No. 580/09, goodwill should be the difference calculated between the net fair value of the assets acquired and liabilities assumed, including intangible assets, and, as a consequence, the business combination with Sadia, carried out on July 8, 2009, has been remeasured to comply with the prevailing legislation (refer to note 7).

Effect of deferred income tax and social contribution on the adjustments described in items (a) to (d) above.

Effect of equity method on adjustments from (a) to (c) above.

Effect of unrealized profit and treasury shares in subsidiaries.

Additionally to the adjustments presented above and in order to attend the new accounting requirements, the Company’s management made some reclassification in the balance sheet and in the statement of income as presented below:

Judicial deposits previously presented within the balance of provision for tax, civil and labor risks were reclassified to the non-current assets;

The balance related to live animals for slaughtering previously classified as inventories was reclassified to the biological assets group in the non-current assets;

The balance related to breeding animals previously classified in the property, plant and equipment group was reclassified to the biological assets group in the non-current assets;

The balance related to derivatives transactions previously classified as loans and financing was reclassified to the other financial assets or liabilities;

The assets available for sale previously classified in as other assets were reclassified to assets held for sale group;

The non-controlling interest previously classified in a stand-alone group between liabilities and the shareholders’ equity was reclassified to the shareholders’ equity group; and

For fiscal years presented for comparison purposes, the transaction related to assigned receivables in the domestic market made by the wholly-owned subsidiary Sadia ended on September 30, 2010, was reclassified from accounts receivable in current assets to loans and financing in current liabilities.

c. qualification and emphasis in the  auditor´s opinion

In the last three fiscal years the auditors issued unqualified opinion over the Company’s financial statements.

The financial statements for the year ended December 31, 2008 has an emphasis of matter paragraph related to the changes in accounting practices which arose from the issuance of Law No.11638/07 and Provisional Act No.449/08.

The financial statements for the year ended December 31, 2009 has an emphasis of matter paragraph related to acquisition of Sadia. “As mentioned in note 7, on July 8, 2009, the Company acquired the control of Sadia S.A. This transaction is under analysis of the Administrative Counsel for Economic Defense (“CADE”) and involved the execution of an Agreement for the Preservation of the Operation Reversibility (“APRO”), until the implementation of the final decision by CADE.”

The independent auditor’s report regarding to BRF’s individual financial statements, prepared according to new Brazilian accounting practices (“BR GAAP”) and the consolidated financial statements prepared according to international financial reporting standards (“IFRS”), related to year ended December 31, 2010, comparatives for years ended as of December 31, 2009 and January 01, 2009 were not unqualified, however, the independent auditor’s report has tow emphasis of matter paragraph, namely, as follows:

“As mentioned in note 2, the individual financial statements were prepared in accordance with the accounting practices adopted in Brazil. In the case of BRF - Brasil Foods S.A. these practices differ from the IFRS, applicable to a separate financial statements, only with respect to the measurements of investments in subsidiaries, associated companies and jointly controlled entities measured by the equity method, while for IFRS purposes these investments would be measured at cost or fair value.”

“As mentioned in note 7, on July 8, 2009, the Company acquired the control of Sadia S.A. This transaction is under analysis of the Administrative Counsel for Economic Defense (“CADE”) and involved the execution of an Agreement for the Preservation of the Operation Reversibility (“APRO”), until the implementation of the final decision by CADE.”

10.5. Critical accounting practices

The critical accounting practices adopted in the preparation of financial statement, are presented below:

Consolidation: includes the BRF’s financial statements and the financial statements of the directly and indirectly held subsidiaries where BRF has control. All transactions and balances between BRF and its subsidiaries have been eliminated upon consolidation, as well as the unrealized profits or losses arising from negotiations between the Company and its subsidiaries, and the related charges and taxes. Non-controlling interest is presented separately.

In the preparation of the consolidated financial statements, the Company applied CVM Deliberation No. 534/08, which approved the technical pronouncement CPC 02, addressing the Effects of Changes in Foreign Exchange Rates and Translation of Financial Statements. Pursuant to this Resolution, the Company must apply the following criteria for the consolidation of foreign subsidiaries:

•         Functional currency:  the financial statements of each subsidiary included in the Company’s consolidated financial statements are prepared using the currency of the main economic environment where it operates.  The foreign subsidiaries adopt the real as their functional currency, except for the subsidiary Plusfood Groep B.V. and its subsidiaries, which adopt the Euro as their functional currency;

•         Investments:  investments in affiliates are accounted for under the equity method. The financial statements of foreign subsidiaries are translated into Brazilian Reais in accordance with their functional currency using the following criteria:

Functional currency - Euro

•   Assets and liabilities are translated at the exchange rate at the end of the period.

•   Statement of income accounts are translated at the exchange rate obtained from the monthly average rate of each month.

•   The cumulative effects of gains or losses upon translation are directly recognized in the shareholders’’ equity.

Functional currency – Brazilian reais

•   Non-monetary assets and liabilities are translated at the historical rate of the transaction.

•   Monetary assets and liabilities are translated at the exchange rate effective at the end of the period.

•   Statement of income accounts are translated at the exchange rate obtained from the monthly average rate of each month.

•   The cumulative effects of gains or losses upon translation are directly recognized in the statement of income.

Pursuant to CVM Instruction No. 608/09, the subsidiary Sadia consolidated the financial statements of a foreign investment fund named Concórdia Foreign Investment Fund Class A. Sadia is the sole unit holder of this fund (exclusive fund). This investment fund has the specific purpose of centralizing the portfolio of investments abroad, outsourcing administrative functions.

The accounting practices have been consistently applied in all subsidiaries included in the consolidated financial statements and are consistent with the practices adopted by the parent company. The financial statements of the subsidiaries have been prepared for the same reporting date as the parent company.

Business combinations: business combinations are accounted for using the acquisition method. The cost of an acquisition is the sum of the consideration transferred, valued based on the fair value at acquisition date, and the amount of any non-controlling interests in the acquiree. For each business combination, the Company recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. Costs directly attributable to the acquisition must be accounted for as an expense when incurred.

When acquiring a business, Management evaluate the assets acquired and the liabilities assumed in order to classify and allocate them pursuant to the terms of the agreement, economic circumstances and the conditions at acquisition date.

Goodwill is initially measured as the excess of the consideration transferred over the fair value of the net assets acquired (net assets identified and liabilities assumed). If the consideration is lower than the fair value of the net assets acquired, the difference should be recognized as a gain in the statement of income.

After initial recognition, goodwill is measured at cost, net of any accumulated impairment losses. For purposes of impairment testing, the goodwill acquired in a business combination, as from the acquisition date, should be allocated to each of the Company’s cash generating units expected to be benefit from the synergies of the combination, regardless of whether other assets or liabilities of the acquiree are attributed to these units.

Segment information: an operating segment is a Company’s component that carries out business activities from which it can obtain revenues and incur expenses. The operating segments reflect how the Company’s management reviews financial information to make decisions and for which individual financial information is available. The Company’s management identified two segments operations for disclosure, the domestic and the foreign markets, which meet the quantitative and qualitative disclosure parameters. The segments identified for disclosure represent geographical sales areas, and, accordingly, information according to the characteristics of the products is also presented, based on their nature, as follows: meat and dairy, elaborated and processed products. Products of other nature were grouped as ‘other’, since they do not meet the quantitative parameters, nor do they have qualitative importance to the periods presented.

Cash and cash equivalents: include cash on hand, bank deposits and highly liquid investments in fixed-income funds and/or securities with maturities, upon acquisition, of 90 days or less, which are readily convertible into known amounts of cash and subject to immaterial risk of change in value.   The investments classified in this group, due to their nature, are measured at fair value through the statement of income.

Financial instruments: Financial assets and liabilities are classified based on the purpose for which they were acquired, and their classification is determined at the initial recognition of the financial instruments, being divided into the following categories: financial investments, loans, receivables, derivatives and other.

Financial investments are financial assets that comprise public and private fixed-income securities, classified and recorded based on the purpose for which they were acquired, in accordance with the following categories:

-          Trading securities: acquired for sale or repurchase in the short term, initially recorded at fair value plus its variations, with a corresponding entry directly recorded in the statement of income for the year within interest income or expense;

-          Held to maturity: when the Company has the intention and financial ability to hold them up to maturity, the investments are recorded at cost, plus interest, inflation adjustment and exchange rate changes, when applicable, and recognized in the statement of income when incurred, within interest income or expense; and

-          Available for sale: this category is for all the financial assets that do not classified any of the categories above, which are measured at fair value, with variations recorded in the shareholders’ equity within other comprehensive income while the asset is not realized, net of taxes. Interest, inflation adjustments and exchange rate changes, when applicable, are recognized in the statement of income when incurred within interest income or expense.

Derivatives measured at fair value: these are derivatives actively traded on organized markets, and their fair value is determined based on the amounts quoted on the market at the balance sheet date. These financial instruments are designated at initial recognition, classified as other financial assets and/or liabilities, with a corresponding entry in the statement of income within ‘Finance income or costs’ or ‘Cash flow hedge’, which are recorded in equity net of taxes.

Hedge transactions: derivatives used to hedge exposures to risks or change the characteristics of financial assets and liabilities, unrecognized firm commitments, highly probable transactions or net investments in transactions abroad, and which: (i) are highly correlated as regards changes in their fair value in relation to the fair value of the hedged item, both at inception and throughout the life of the contract (effectiveness from 80% to 125%); (ii) are supported by documents that identify the transaction, the hedged risk, the risk management process and the methodology used to assess effectiveness; and (iii) are considered as effective in the mitigation of the risk associated with the hedged exposure.  Their accounting follows CVM Deliberation No. 604/09, which allows the application of the hedge accounting methodology with the effects of measurement at fair value recognized in equity and their realization in the statement of income under a caption corresponding to the hedged item.  The Company elected to apply this methodology to its hedge transactions that meet the criteria described in the explicative notes and financial statements.

Loans and receivables: these are financial assets with fixed or determinable payments which are not quoted on an active market. Such assets are initially recognized at fair value plus any attributable transaction costs. After initial recognition, loans and receivables are measured at amortized cost under the effective interest rate method, less any impairment losses.

Trade receivables and other receivables: are recorded at the invoiced amount and adjusted to present value, when applicable, net of estimated losses on doubtful receivables.

The Company adopts procedures and analyses to establish credit limits and substantially does not require collateral from customers. In the event of default, collection attempts are made, which includes direct contact with customers and collection through third parties. Should these efforts not prove successful, court measures are considered and the notes are reclassified to non-current at the same time an estimated loss on doubtful receivables is recorded .

Inventories: are stated at average cost, not exceeding market value or net realizable value.  The cost of finished products includes raw materials, labor, cost of production, transport and storage, all of which are related to making the products ready for sale. Provisions for obsolescence, adjustments to net realizable value, impaired items and slow-moving inventories are recorded when necessary. Production losses are recorded and are an integral part of the production cost of the respective month, whereas unusual losses, if any, are recorded directly as an expense for the year.

Biological assets: pursuant to CVM Deliberation No. 596/09, agricultural activity is the management of the biological transformation of biological assets (living animals and/or plants) for sale, into agricultural produce, or additional biological assets.

The Company classifies living poultry and pigs as biological assets. The Company recognizes biological assets when it controls these assets as a result of a past event and it is probable that future economic benefits associated with these assets will flow to the Company and fair value can be reliably estimated.

Pursuant to CVM Deliberation No. 596/09, biological assets should be measured at fair value less selling expenses at the time they are initially recognized and at the end of each accrual period, except for cases in which fair value cannot be reliably estimated.

In Management’s opinion, the fair value of biological assets is substantially represented by cost, mainly due to the short life span of the animals and the fact that a significant share of the profits from our products arises from the manufacturing process rather than from the obtaining of fresh meat (raw material/ slaughter readiness). This opinion is supported by a fair value appraisal report prepared by an independent expert, which calculated an immaterial difference between the two methodologies. As a consequence, Management continued to record biological assets at cost.

Non-current assets held for sale: the assets included in this subgroup are those identified as unusable by the Company and whose sale has been authorized by Management; accordingly, there is a firm commitment to find a purchaser and conclude the sale are readily available at a reasonable price and unlikely changes in the sell plan . These assets are measured at carrying amount or fair value, whichever is lower, net of selling costs and are not depreciated or amortized.

Property, plant and equipment: stated at cost of acquisition or construction, less accumulated depreciation and impairment losses, when applicable. The costs of capitalized borrowings are recorded as an integral part of construction in progress, pursuant to CVM Deliberation No. 577/09.

Depreciation is recognized based on the estimated economic useful life of each asset on the straight-line basis. The estimated useful life, residual values and depreciation methods are annually reviewed and the effects of any changes in estimates are accounted for prospectively. Land is not depreciated.

CVM Deliberation No. 527/07 requires an analysis of the recoverability of all the items included in this subgroup whenever there is an indication of impairment, since no item should remain recorded at an amount that exceeds realizable value, either by sale or use. The Company performed a recoverability test in the last quarter of 2010 and did not identify any items requiring adjustments.

Gains and losses on disposals are calculated by comparing the sales value with the residual book value and recognized in the income statement.

Intangible assets: are identifiable nonphysical assets, under the Company’s control and which generate future economic benefits.

Intangible assets acquired are measured at cost at the time they are initially recognized. The cost of intangible assets acquired in a business combination corresponds to the fair value at acquisition date. After initial recognition, intangible assets are stated at cost less accumulated amortization and impairment losses, when applicable. Internally-generated intangible assets, excluding development costs, are not capitalized and expenditure is recognized in the statement of income for the year in which it was incurred.

The useful life of intangible assets is assessed as finite or indefinite.

Intangible assets with a finite life are amortized over the economic useful life and reviewed for impairment whenever there is an indication of a reduction in the economic value of the asset. The amortization period and method for an intangible asset with a finite useful life are reviewed at least at the end of each fiscal year. The amortization of intangible assets with a finite useful life is recognized in the statement of income as an expense consistently with the use of the intangible asset.

Intangible assets with an indefinite useful life are not amortized, but are annually tested for impairment on an individual basis or at the cash generating unit level. The Company records in intangible assets goodwill balance.

The recovery of goodwill was tested in the last quarter of 2010 was not identified adjustment to reflect loss in value. This test involved the adoption of assumptions and judgments detailed in note 19.
Taxes on income: in Brazil comprise federal income tax ("CIT") and social contribution on net income ("social contribution"), which are calculated monthly based on taxable income by applying the rate of 15% plus an additional 10% for income and 9% for social contribution and considered compensation for tax losses and negative basis of social contribution, limited to 30% of taxable income.
The results obtained in the subsidiaries abroad are subject to tax in those countries, according to local regulations and tax rates (see note 15).

                Deferred tax account credits and debits tax losses of income and negative basis of social contribution and temporary differences between the tax basis and accounting. The assets and liabilities for deferred taxes are classified as noncurrent as required by CVM Resolution 595/09, while the likelihood of future use of such credits is not likely a provision is made for non-recovery of deferred taxes.

Deferred tax assets and liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and they relate to income taxes levied by the same tax authority on the same taxable entity. In the consolidated financial statements, the Company’s tax assets and liabilities can be offset against the tax assets and liabilities of the subsidiaries if, and only if, these entities have a legally enforceable right  to make or receive a single net payment and intend to make or receive this net payment, or recover the assets and settle the liabilities simultaneously; therefore, for presentation purposes, the balances of tax assets and tax liabilities are being disclosed separately.

Accounts payable and trade accounts payable: are initially recognized at fair value and subsequently increased, if applicable, with the accrued charges, monetary and exchange variations incurred until the closing dates of the financial statements.

Provision for tax, civil and labor risks and contingent liabilities: provisions are established when the Company has a present obligation (legal or not formalized) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and the amount of the obligation can be reliably estimated.

The Company is a party to various lawsuits and administrative proceedings. The assessment of the likelihood of an unfavorable outcome in these lawsuits and proceedings includes the analysis of the evidence available, the hierarchy of the laws, available former court decisions, as well as the most recent court decisions and their importance to the Brazilian legal system, as well as the opinion of external legal counsel. The provisions are reviewed and adjusted to reflect changes in the circumstances, such as the applicable statute of limitation, conclusions of tax inspections or additional exposures identified based on new matters or court decisions.

A contingent liability recognized in a business combination is initially measured at fair value and subsequently measured at the higher of:

•         the amount that would be recognized in accordance with the accounting policy for the provisions above (CVM Deliberation No. 594/09); or

•         the amount initially recognized less, if appropriate, cumulative amortization recognized in accordance with the revenue recognition policy (CVM Deliberation No. 597/09).

As a result of the business combination with Sadia, the Company recognized contingent liabilities related to tax, civil and labor matters.

Costs incurred with disposal of assets are accrued based on the present value of the costs expected to settle the obligation using estimated cash flows, and are recognized as an integral part of the corresponding asset, or as a production cost, when incurred.

Leases: lease transactions in which the risks and rewards of ownership are substantially transferred are classified as finance leases. When there is no significant transfer of the risks and rewards of ownership, lease transactions are classified as operating leases.

Finance lease agreements are recognized in property, plant and equipment and in liabilities at the lower of the present value of the minimum mandatory installments of the agreement and the fair value of the asset, including, when applicable, the initial direct costs incurred in the transaction.    The amounts recorded in property, plant and equipment are depreciated and the underlying interest is recorded in the statement of income in accordance with the term of the lease agreement.

Operating lease agreements are recognized as expenses throughout the lease period.

Share based payment: the Company provides share based payment for its executives, which are settled with Company shares. The Company adopts the provisions of CVM Deliberation No. 562/08, recognizing as an expense, on the straight-line basis, the fair value of the options granted, over the length of service required by the plan, with a corresponding entry to equity and/or liabilities. The fair value of the options is updated on a quarterly basis, in accordance with the assumptions available on the market.

Actuarial assets and liabilities on employee benefits: The Company and its subsidiaries recognize actuarial assets and liabilities related to employee benefits (medical plan, fine F.G.T.S. and compensation for termination and retirement) in accordance with the criteria provided for in CVM Deliberation No. 600/09. Actuarial gains and losses are recognized in other operating income based on the actuarial report .

The contributions made by the sponsors are recognized as an expense for the year.

The plan assets are the disposal of the Company’s creditors and cannot be directly paid to the Company. Fair value is based on information on the market price and, in the case of quoted securities, on the purchase price disclosed. The value of any defined benefit asset recognized is restricted to the sum of any past service costs not yet recognized and the fair value of any economic benefit available in the form of reductions in the plan’s future employer contributions.

Capital: common shares are classified as equity. Additional costs directly attributable to issue of shares are recognized as a deduction from equity, after any tax effects.

Repurchase of shares (treasury shares): when the capital recognized as equity is repurchased, the amount of compensation paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. The repurchased shares are classified as treasury shares and are presented as a deduction from total equity. When treasury shares are subsequently sold or reissued, the value received is recognized as an increase in shareholders' equity and surplus or deficit arising is transferred to retained earnings.

Earnings per share: basic earnings per share are calculated by dividing the profit attributable to equity holders of the company by the weighted average number of ordinary shares in issue during the year. Diluted earnings per share are calculated by dividing the profit attributable to the holders of ordinary shares of the parent company by the weighted average number of ordinary shares in issue during the year, plus the weighted average number of ordinary shares that would be issued on conversion of all dilutive potential ordinary shares into ordinary shares (refer to note 28).

Determination of income: results from operations are recorded on the accrual basis.

Revenues: are recognized when the ownership and risks inherent to the product are substantially transferred to the customer, when the sales price is fixed and determinable, when there is evidence of a sales contract and when collection is reasonably assured.

Revenues are not recognized when there is substantial uncertainty as to their realization.

Revenue is presented net of taxes, returns, rebates and discounts in the consolidated financial statements and also net of eliminations of sales between BRF and its subsidiaries.

In addition, the Company and its subsidiaries have incentive programs and sales discounts, which are accounted for as deductions from sales or selling expenses, based on their nature. These programs include discounts to customers for a good sales performance based on volumes and marketing actions carried out at the sales points.

Employee and management profit sharing: employees are entitled to profit sharing based on certain targets agreed upon on an annual basis, whereas managers are entitled to profit sharing based on the provisions of the by-laws. Profit sharing is proposed by the Board of Directors and approved by the stockholders. The profit sharing amount is recognized in the statement of income for the period in which the targets are attained (refer to note 29 b and 32).

Research and development: expenditures on research activities, undertaken with the opportunity to gain knowledge and understanding of science or technology, are recognized in income as incurred. Development activities involve a plan or project aimed at producing new or significantly improved. The development costs are capitalized only if development costs can be reliably measured, if the product or process is technically and commercially viable if the future economic benefits are probable, and if the Company has the intention and the resources to complete the development and use or sell the asset. The expenditures capitalized include the cost of materials, labor, manufacturing costs that are directly attributable to preparing the asset for its intended use, other development expenditures are recognized in income as incurred.

The capitalized development expenditures are measured at cost less accumulated amortization and loss on the impairment.

Financial revenues: include interest earnings on amounts invested (including available for sale financial assets), dividend income (except for dividends received from equity investees evaluated by the Company), gains on disposal of available for sale financial assets, changes in fair value of financial assets measured at fair value through income and gains on hedging instruments that are recognized in income. Interest income is recognized in earnings through the effective interest method. The dividend income is recognized in the statement of income on the date that the Company's right to receive payment is established. The distributions received from investees that are recorded under equity reduce the value of the investment.

Subsidies and tax incentives: the Company has Value-added Tax on Sales and Services (ICMS) benefits for investments mainly granted by the governments of the states of Santa Catarina, Goiás, Pernambuco, Mato Grosso, São Paulo, Minas Gerais, Bahia and the Federal District. These tax incentives are directly linked to the operation of production units, creation of jobs and social and economic development in the respective states, and are directly recorded in the statement of income in the amount of R$23,091 on December 31, 2010 (R$21,664 on December 31, 2009) . If the tax incentives generate future obligations, these obligations are recognized at their initial fair value and recorded in the statement of income as fulfilled, with a corresponding entry to the tax benefits received.

The subsidiary Sadia received as a donation a plot of land located in the state of Pernambuco, whose fair value as of December 31, 2009 is R$4,139. The donation is conditioned on the construction of a production unit, which will create jobs and contribute to the economic and social development of the region. In compliance with CVM Deliberation No. 555/08, the fair value of the land, obtained through appraisals carried out by real estate agencies in the region, was recognized in PP&E with a corresponding entry to long-term obligations. The value of the land will be recognized in the statement of income as the production unit is depreciated.

Dividends and interest on capital:  the proposal for payment of dividends and interest on capital made by the Company’s Management which is within the portion equivalent to the mandatory minimum dividend is recorded in current liabilities, for it is regarded as a legal obligation provided for in the by-laws; on the other hand, the dividends that exceed the mandatory minimum dividend, declared by Management before the end of  the accounting period covered by the financial statements, not yet approved by the stockholders, is recorded as  ‘Additional dividend proposed’ in shareholders’ equity.

For financial statement presentation purposes, interest on capital is stated as an allocation of income directly in equity (refer to note 27 d).

Translation of foreign-currency denominated assets and liabilities:  As mentioned in item 4.1 above, the balances of assets and liabilities of foreign subsidiaries are translated into Brazilian Reais using the exchange rates in effect at the balance sheet date and statement of income accounts are translated at the monthly rates in effect.

The exchange rates in Brazilian Reais in effect at the date of the balance sheets translated were as follows:

Final Rate	12.31.10	12.31.09	01.01.09
U.S. Dollar (US$)	1.6662	1.7412	2.3370
Euro (€)	2.2280	2.5073	3.2382
Pound (£)	2.5876	2.8241	3.4151
Average rates
U.S. Dollar (US$)	1.7593	1.9935	1.8375
Euro (€)	2.3315	2.7631	2.6698
Pound (£)	2.7172	3.1092	3.3308

Accounting judgments, estimates and assumptions: As mentioned in note 2, in the process of applying the Company’s accounting policies, Management made the following judgments which have a material impact on the amounts recognized in the financial statements:

•         impairment of non-financial assets;

•         share-based payment transactions;

•         loss on the reduction of recoverable value of taxes;

•         retirement benefits;

•         measurement at fair value of items related to business combinations;

•         fair value of financial instruments;

•         provision for tax, civil and labor risks;

•         estimated losses on doubtful receivables;

•         biological assets; and

•         useful lives of property, plant and equipment.

The Company reviews estimates and underlying assumptions used in its accounting estimates at least on a quarterly basis. Revisions to accounting estimates are recognized in the financial statements in the period in each the estimates are revised.

Statement of added value: the Company prepared statements of value added (DVA) and consolidated in accordance with CVM Deliberation No. 557/08, which are submitted as part of the financial statements in accordance with BR GAAP. It represents for IFRS additional financial information.

10.6. Executive Board’s comments on the internal controls adopted to ensure the preparation of reliable financial statements

                a. efficiency level of these controls, indicating possible flaws and measures adopted to correct them

                b. weaknesses and recommendations on the internal controls presented in the independent auditor’s report

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. In order to evaluate the effectiveness of internal control over financial reporting,  management has conducted an assessment, including testing, using the criteria in Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on its assessment, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2010, based on criteria in Internal Control-Integrated Framework, issued by the COSO.

KPMG Auditores Independentes, an independent registered public accounting firm, which has audited and reported on the consolidated financial statements contained in this Annual Report on Form 20-F, has issued an attestation report on management’s assessment of our internal control over financial reporting.

10.7. Executive Board’s comments on aspects related to possible public offerings of distribution of securities

                a. how the proceeds from the offering were used

                b. if there have been material deviations between the effective use of the proceeds and the proposals of use disclosed in the respective distribution

                c. if there have been deviations, indicate the reasons for such deviations

                The net resources from the Global Offering of 2009 were essentially allocated for paying down debt, principally that of Sadia. Even if the Association is not approved by the competent bodies according to the terms intended, we are using the net funds obtained from the Global Offering to liquidate Sadia’s debts with financial institutions, pursuant to the APRO signed on July 7 2009. We have the option of transferring net funds obtained from the Global Offering to Sadia through an advance for a future increase in capital, an increase in its capital stock, the granting of a loan, with or without securities representative of debt, among others. We are also liquidating higher cost short-term debt held in the name of Brasil Foods (Perdigão).

10.8. Description of significant items not evidenced in the financial statements of the Company:

a. assets and liabilities directly or indirectly held by the Company, which are not disclosed in its Balance Sheet (off-balance sheet items), such as:

i operating commercial leasing, assets and liabilities;

ii. receivables portolios written off over which the entity has risks and responsibilities, informing respective liabilities;

iii. agreements for future purchase and sale of products or services

iv. non-finished construction agreements

v. agreements for future financing receipts

b. other items not evidenced in the financial statements

All the operations which could be classified as off-balance sheet were properly disclosed in the Financial Statements, among others: leasing, sale of receivables and purchase commitments. We have no knowledge of any other operation with these characteristics other than those already disclosed. However, only for informative purposes, the information disclosed in the consolidated financial statements related to these items are as follows:

1)      Marketable securitires (in R$ thousands)

On December 31, 2010, of the total financial investments, R$27,500 were pledged as collateral for futures contract operations in U.S. dollars and fattened cattle, traded on the Futures and Commodities Exchange (“BMF”). On December 31, 2009 the guarantees corresponded to R$39,000.

2)      Inventories

On December 31, 2010, the amount corresponding to R$30,498 of the balance of inventories of the parent company and consolidated was pledged as collateral for rural credit operations.

3)      Property , plant and equipment

The fixed assets that are held as collateral of transactions of different natures are presented below:

	BR GAAP
	Parent Company
	12.31.10		12.31.09	01.01.09
		Book value of	Book value of	Book value of
	Type of collateral	the collateral	the collateral	the collateral
Land	Financial/Employment/Tax/Civil	51,591	35,686	26,368
Buildings and improvements	Financial/Employment/Tax/Civil	648,956	430,886	78,966
Machine and equipment	Financial/Employment/Tax	728,233	506,499	29,215
Facilities	Financial/Employment/Tax	189,931	88,108	7,962
Furniture and utensil	Financial/Employment/Tax/Civil	9,610	6,305	1,319
Vehicles and aircrafts	Financial/Tax	913	1,059	661
Others	Financial/Employment/Tax/Civil	90,959	55,134	27,055
		1,720,193	1,123,677	171,547

	BR GAAP and IFRS
	Consolidated
	12.31.10		12.31.09	01.01.09
	Book value of		Book value of	Book value of
	Type of collateral	the collateral	the collateral	the collateral
Land	Financial/Employment/Tax/Civil	187,159	171,254	26,368
Buildings and improvements	Financial/Employment/Tax/Civil	1,926,292	1,708,222	78,966
Machine and equipment	Financial/Employment/Tax	2,028,672	1,806,938	29,215
Facilities	Financial/Employment/Tax	701,003	599,180	7,962
Furniture and utensil	Financial/Employment/Tax/Civil	17,458	14,153	1,319
Vehicles and aircrafts	Financial/Tax	1,297	1,443	661
Others	Financial/Employment/Tax/Civil	148,639	112,814	27,055
		5,010,520	4,414,004	171,547

4)      Loans and financing (in R$ thousands)

The guarantees related to loans and financing are as follows:

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	12.31.10	12.31.09	12.31.10	12.31.09
Balance of financing	2,228,395	3,013,529	7,202,939	8,798,010
Mortgage guarantees:	589,041	675,979	1,668,111	2,042,837
Linked to FINEM-BNDES	525,282	659,141	1,438,823	1,852,174
Linked to FNE-BNB	-	-	165,529	165,529
Linked to tax incentives and other	63,759	16,838	63,759	25,134
Guarantees by means of fiduciary assignment of assets acquired under financing:	10,844	17,769	11,217	20,183
Linked to FINEM-BNDES	10,801	17,676	10,801	19,217
Linked to FINAME-BNDES	-	-	373	858
Linked to tax incentives and other	44	93	44	108

The subsidiary Sadia is the guarantor of a loan obtained by Instituto Sadia de Sustentabilidade at the National Bank for Economic and Social Development (“BNDES”). This loan is aimed at the implementation of biodigesters on the properties of the rural producers taking part in the Sadia integration system, targeting the mechanism of clean development and reduction of greenhouse gas emission. The value of these sureties on December 31, 2010 totaled R$ 83,899 (R$ 82,976 on December 31, 2009).

Sadia is guarantor of loans related to a special program, which aimed the development of outgrowers in the central region of Brazil. The proceeds of such loans shall be utilized to improve farm conditions and will be paid in 10 years. The actual collateral is the land and equipment acquired by the outgrowers. The total of guarantee as of December 31, 2010 amounted R$562,474 (R$546,888 as of December 31, 2009).

The Company contracted guarantees in the amount of R$456,685 offered mainly in litigation which were discussed the use of tax credits. These guarantees have a average cost of 1.19% p.a.

5)      Commitments (in R$ thousands)

In the normal course of business, the Company enters into regular agreements with third parties for the purchase of raw materials, mainly corn, soymeal and pork, where the agreed prices can be fixed or to be fixed. On December 31, 2010, these firm purchase commitments totaled R$630,346 at the parent company and R$1,819,093 in the consolidated statement (R$495,095 at the parent company and R$1,809,320 in the consolidated statement on December 31, 2009), considering the market value of the commodities on the date of these financial statements.

6)      Covenants (in R$ thousands)

The Company has foreign currency export prepayment financing agreement with habitual default clauses for these types of operation and that, if not complied with, may cause their due dates to be brought forward. On December 31, 2010, all these conditions were met by the Company.

Restrictive clauses (indicators to be achieved)	Indicator achieved
Net debt / shareholders' equity lower than 1.5	0.267
Net debt / EBITDA lower than 3.5	1.379
Minimum current liquidity of 1.1	1.750
Total liabilities less shareholders' equity / shareholders' equity equal to or less than 2.2	0.855

7)      Leasing (in R$ thousands)

The Company is lessee in many contracts, which can be classified as operating or financial lease.

178

7.1) Operating lease (in R$ thousands)

The minimum future payments of operating lease agreements not cancelable, in total and for each of the following years, is presented below:

BR GAAP and IFRS
Consolidated
12.31.10
2011	162,628
2012	99,165
2013	1,086
2014	282
2015 onwards	59
263,220

The payments of lease agreements recognized as expense amount to R$258,444 on December 31, 2010 (R$178,723 on December 31, 2010).

7.2) Financial (in R$ thousands)

The Company maintained control of the assets leased, reflected in the item of machines and equipment, whose amounts have the following balances.

	BR GAAP and IFRS
	Consolidated
	12.31.10	12.31.09	01.01.09
Cost	19,546	14,810	17,419
Accumulated depreciation (*)	(11,261)	(4,972)	(8,523)
Residual	8,285	9,838	8,896

(*) Os bens arrendados são depreciados conforme taxa definida na nota 18 para máquinas e equipamentos ou pelo prazo de vigência do contrato, dos dois o menor, conforme determina a Deliberação CVM nº 554/08.

The minimum mandatory future payments below are separated by categories and were entered in the balance sheet as other obligations:

	BR GAAP and IFRS
	Consolidated
	Present value of minimum payments	Interest	payments
	12.31.10	12.31.10	12.31.10
2011	5,575	373	5,948
2012	3,097	243	3,340
2013	782	88	870
2014	152	28	180
2015 onwards	43	9	52
	9,649	740	10,389

The Company does not have the option to acquire the leased assets after the expiration of the duration of the lease. Some contracts have clauses of renewal practiced in the market and there is no clause of contingent payment.

10.9. Executive Board’s Comments on each of the items not evidenced in the financial statements mentioned in item 10.8, informing:

a. how said items change or may change income, expenses, the result of operations, the financial expenses or other items of the Company’s financial statements;

b. the nature and purpose of the operation;

c. nature and amount of the liabilities assumed and of the rights generated in favor of the Company as a result of the operation.

All the operations which could be classified as off-balance sheet were properly disclosed in the Financial Statements, among others: leasing, sale of receivables and purchase commitments. We have no knowledge of any other operation with these characteristics other than those already disclosed.

1)      Marketable securities

The guarantees were offered due to the BM&F’s requirement to allow the Company to engage in operations  of future contract. The Company’s Management does not expect any impact as a consequence of these guarantees and believes that the transactions will be settled within the normal course of business.

2)      Inventories

The inventories of milk were offered as collateral for the rural credit operations, as required by the creditor financial institution. The Company’s Management does not expect any future impact in the consolidated financial statements due to these guarantees and believes that current and projected liquidity levels will allow the settlement of rural credit operations in accordance with the contracted cash flow.

3)      Property, plant and equipment (in R$ thousand)

The fixed assets that are held as collateral of transactions of different natures are presented below:

	BR GAAP
	Parent Company
		12.31.10	12.31.09	01.01.09
		Book value of	Book value of	Book value of
	Type of collateral	the collateral	the collateral	the collateral
Land	Financial/Employment/Tax/Civil	51,591	35,686	26,368
Buildings and improvements	Financial/Employment/Tax/Civil	648,956	430,886	78,966
Machine and equipment	Financial/Employment/Tax	728,233	506,499	29,215
Facilities	Financial/Employment/Tax	189,931	88,108	7,962
Furniture and utensil	Financial/Employment/Tax/Civil	9,610	6,305	1,319
Vehicles and aircrafts	Financial/Tax	913	1,059	661
Others	Financial/Employment/Tax/Civil	90,959	55,134	27,055
		1,720,193	1,123,677	171,547

	BR GAAP and IFRS
	Consolidated
		12.31.10	12.31.09	01.01.09
		Book value of	Book value of	Book value of
	Type of collateral	the collateral	the collateral	the collateral
Land	Financial/Employment/Tax/Civil	187,159	171,254	26,368
Buildings and improvements	Financial/Employment/Tax/Civil	1,926,292	1,708,222	78,966
Machine and equipment	Financial/Employment/Tax	2,028,672	1,806,938	29,215
Facilities	Financial/Employment/Tax	701,003	599,180	7,962
Furniture and utensil	Financial/Employment/Tax/Civil	17,458	14,153	1,319
Vehicles and aircrafts	Financial/Tax	1,297	1,443	661
Others	Financial/Employment/Tax/Civil	148,639	112,814	27,055
		5,010,520	4,414,004	171,547

The Company’s Management does not expect significant impact due to these guarantees, as they are related mainly to legal proceedings involving fiscal, tax and labor suits, that in this case, when there is a likelihood probable loss, are covered for provisions for risks properly recorded. If there is any future change related to prognosis, these provisions will be modified to reflect the Company’s liability fairly, no need for enforceable of collateral by judicial authorities.

Regarding to guarantees offered due to loans and financing operations, the Company’s Management believes that the transactions will be settled within the normal course of business, considering that current and projected liquidity levels.

4)      Loans and Leasings (in R$ thousands)

The guarantees related to loans and financing are as follows:

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	12.31.10	12.31.09	12.31.10	12.31.09
Balance of financing	2,228,395	3,013,529	7,202,939	8,798,010
Mortgage guarantees:	589,041	675,979	1,668,111	2,042,837
Linked to FINEM-BNDES	525,282	659,141	1,438,823	1,852,174
Linked to FNE-BNB	-	-	165,529	165,529
Linked to tax incentives and other	63,759	16,838	63,759	25,134
Guarantees by means of fiduciary assignment of assets acquired under financing:	10,844	17,769	11,217	20,183
Linked to FINEM-BNDES	10,801	17,676	10,801	19,217
Linked to FINAME-BNDES	-	-	373	858
Linked to tax incentives and other	44	93	44	108

Regarding to guarantees offered due to loans and financing operations, the Company’s Management believes that the transactions will be settled within the normal course of business, considering that current and projected liquidity levels.

The subsidiary Sadia is the guarantor of a loan obtained by Instituto Sadia de Sustentabilidade at the National Bank for Economic and Social Development (“BNDES”). This loan is aimed at the implementation of biodigesters on the properties of the rural producers taking part in the Sadia integration system, targeting the mechanism of clean development and reduction of greenhouse gas emission. The value of these sureties on December 31, 2010 totaled R$ 83,899 (R$ 82,976 on December 31, 2009).

Sadia is guarantor of loans related to a special program, which aimed the development of outgrowers in the central region of Brazil. The proceeds of such loans shall be utilized to improve farm conditions and will be paid in 10 years. The actual collateral is the land and equipment acquired by the outgrowers. The total of guarantee as of December 31, 2010 amounted R$562,474 (R$546,888 as of December 31, 2009).

The Company does not expect significant impacts in the future consolidated financial statements arising from the guarantees granted in the operations of the Instituto de Sustentabilidade Sadia as well as, the guarantees granted in the operating loan obtained by the outgrowers, it is important notice that a liability was recognized relating to these guarantees in the consolidated financial statements as of December 31, 2010 in the amount of R$ 91,573.

The Company contracted guarantees in the amount of R$456,685 offered mainly in litigation which were discussed the use of tax credits. These guarantees have an average cost of 1.19% p.a. The Company’s Management does not expect significant impact due to these bank guarantees, as they are related mainly to legal proceedings involving fiscal, tax and labor suits, that in this case, when there is a likelihood probable loss, are covered for provisions for risks properly recorded. If there is any future change related to prognosis, these provisions will be modified to reflect the Company’s liability fairly, no need for enforceable of collateral by judicial authorities.

5)      Commitments (in R$ thousands)

In the normal course of business, the Company enters into regular agreements with third parties for the purchase of raw materials, mainly corn, soymeal and pork, where the agreed prices can be fixed or to be fixed. On December 31, 2010, these firm purchase commitments totaled R$630,346 at the parent company and R$1,819,093 in the consolidated statement (R$495,095 at the parent company and R$1,809,320 in the consolidated statement on December 31, 2009), considering the market value of the commodities on the date of these financial statements.

The Company’s Management does not expected significant impacts or unusual arising from undertaken commitments, since they were contracted to ensure the regular supply of raw materials according to production plan. The settlement prices will be as of market price in the date of performance of obligations.

6)      Covenants (in R$ thousands)

The Company has foreign currency export prepayment financing agreement with habitual default clauses for these types of operation and that, if not complied with, may cause their due dates to be brought forward. On December 31, 2010, all these conditions were met by the Company.

Indicator
Restrictive clauses (indicators to be achieved)	achieved
Net debt / shareholders' equity lower than 1.5	0.267
Net debt / EBITDA lower than 3.5	1.379
Minimum current liquidity of 1.1	1.750
Total liabilities less shareholders' equity / shareholders' equity equal to or less than 2.2	0.855

The Company’s Management does not expected impacts arising covenants clauses, based on the current and projected levels of net debt, EBITDA, liquidity and shareholders’ equity.

7)      Leasing

The Company is lessee in many contracts, which can be classified as operating or financial lease.

7.1) Operating lease (in R$ thousands)

The minimum future payments of operating lease agreements not cancelable, in total and for each of the following years, is presented below:

BR GAAP and IFRS
Consolidated
12.31.10
2011	162,628
2012	99,165
2013	1,086
2014	282
2015 onwards	59
263,220

The Company’s Management does not expect impact in the future consolidated financial statements beyond these are being presented in the table above arising from lease contractual obligations. These leases are mainly represented by buildings and machinery used in the Company’s operations.

7.2) Financial

The Company maintained control of the assets leased, reflected in the item of machines and equipment, whose amounts have the following balances.

	BR GAAP and IFRS
	Consolidated

	Present value of minimum payments	Interest	Minimum future payments
	12.31.10	12.31.10	12.31.10
2011	5,575	373	5,948
2012	3,097	243	3,340
2013	782	88	870
2014	152	28	180
2015 onwards	43	9	52
	9,649	740	10,389

The Company’s Management does not expect impact in the future consolidated financial statements beyond these are being presented in the table above arising from lease contractual obligations. These leases are mainly represented by machinery and equipments used in the Company’s operations.

10.10. Business plans

                Investments quarter amounted to R$ 236.8 million and was allocated for projects and productivity improvements, as well as for new projects currently under construction plants, including Lucas do Rio Verde (MT) and Vitória de Santo Antão (PE). In terms of investments in breeder stock of poultry and hogs resources totaled R$ 102.3 million. Consolidated year, investments totaled R$ 702.9 million in capex and R$ 348.9 million directed to the replacement of breeder.

                Reinforce that the amount of investments made this year, R$ 1.052 million required to organic growth, are at lower levels due to capacity generated gradually by new plants which came into operation at the end of last year and should to achieve full capacity until the end 2011.

In early March 2011, a fire affected part of the installations of the Nova Mutum, Mato Grosso unit. The fire was of minor proportions, and the unit’s production will be temporarily absorbed by other BRF plants in such as a way as not to compromise supplies to clients and consumers. The Nova Mutum facility is covered by fire insurance. The Nova Mutum unit slaughters 230 thousand head of chicken/day, and its output (whole chicken and chicken cuts) is destined for the domestic and export market.

Coopercampos - On April 29, 2010, we signed a services agreement with Cooperativa Coopercampos from Santa Catarina under which the cooperative will provide additional hog slaughter capacity to us at a plant that it is constructing in Campos Novos in the State of Santa Catarina. Cooperativa Coopercampos expects to invest a total of R$145 million in the plant, and over time we expect to support their investment by advancing amounts in payment for services rendered, to be secured by a pledge of fixed assets. When it is operational, the plant is expected to have a hog slaughtering capacity of 7,000 heads per day and to help us meet the needs of our export markets. Slaughtering operation shall begin on the first half of 2011.

Information Technology -  In 2010, we began to install an integrated system platform to help us with synergies as a result of our business combination with Sadia. The fully integrated system is still subject to approval of the business combination by the Brazilian antitrust authorities. The project, which will take approximately 18 months to complete, will involve approximately 200 people working in the following four stages: (1) upgrading the SAP system to increase processing capacity; (2) developing the initial platform; (3) developing the HR SAP system; and (4) rolling out the SAP APO – Advance Planning Optimization. All of stages are integrated and decisive to create a complete platform to support the international expansion of the company expected in addition to guarantee lower operating costs for maintenance.

Investments made in the last three years:

(in millions of Brazilian Reais)	2008 (1)	2009(2)	2010
Expansion of production units	250.5	549.1	338.8
Acquisition of production units	96.4	-	-
Bom Conselho/ Três de Maio	84.6	98.7	-
Araguaia – Mineiros – GO	6.4	-	-
Lucas do Rio Verde-GO / Vitória de Sto. A	-	129.3	38.8
Eleva	1,679.2	-	-
New projects	286.9	25.7	105.7
Productivity and improvement (Sadia)	-	-	219.6
Total investments	2,404.1	802.8	702.9

(1) Considering BRF’s investments (2) consolidated investments of BRF and Sadia since 01/01/2009

The company makes use of financing from development banks, commercial banks and capital markets.

The company incurred costs related to internal research and development of new products amounting to MR$ 20,694 million for the year ended December 31, 2010.

10.11. Executive Board’s Comments on other factors that have significantly affected the operating performance and which have not been identified or commented in the other items of this section

All relevant information was included in the preceding items.

11.1 Forecasts

Based on the budgetary premises outlined at the end of 2009, which envisaged the following macro-economic scenario:

. Strong growth in Brazilian GDP, expected to be in excess of 4.5%, reflecting the recovery in investments and household consumption;

. Continued increase in real incomes (2.3%) of the Brazilian population permitting solid growth in the market for food stuffs;

. Inflation within the government’s target band (4.5%), in spite of the rapid growth in the economy, due to lower rises in administered prices; existence of spare industrial capacity and an appreciation in the Real;

. SELIC (interest) with the outlook for an increase as from the 2nd half, ending 2010 at 10.5%, due to the accelerated economic growth and concern as to the trajectory of inflation in 2011;

. Average dollar of R$ 1.70, reflecting an average appreciation of the Real of 15% in relation to 2009;

. Growth of the economy: high – Asia and Brazil; moderate – Middle East, Latin America, Eurasia and the United States; low – Europe and Japan.

The outlook for the sectoral scenario was based on stable world output and the international trade in chicken meat remaining lower than 2008, making the passing on of prices to Brazilian exports difficult and necessary to restore margins; world output of pork slight higher than 2009, with stability in world trade. Russia was expected to maintain investments to reduce external dependence.

For 2010, forecasts were based on an upward trend in the result for exports, improvement in world economic indicators, which would reflect in increased consumption of our products and  lower rates of unemployment, the increase in the minimum wage, good outlook for growth in the Brazilian GDP, among other positive factors, which indicated favorable prospects for Brazilian consumption with a projected increase in sales volume in the external market of between 3% and 5% and 8% to 10% in domestic sales.

We estimated approximately R$ 500 million in costs and expense savings on the basis of a preliminary analysis of possible synergies to be captured and to be achieved gradually between 2011 and 2012, being fully realized by the end of 2012.

Achieved:

Sales Volume (3)	2010 Forecast Proforma	2010	2009 Proforma (1)	2008 LS (2)
Domestic Market	8% to 10%	7%	(2%)	94%
Foreign Market	3 to 5%	6%	(6%)	35%

(1)     Considering the incorporation of Sadia since January 1 2009.

(2)     Considering acquisitions during fiscal year 2008.

(3)     Considering all the segments in which the Company operates: meats, dairy products and other process products.

Outlook 2011

BRF Brasil Foods expects its net sales to report a growth of between 10% and 12% in 2011. This forecast is based on the outlook for domestic market sales to continue buoyant due to a stable economy, increased incomes and expansion in consumption.

The overseas scenario is also promising, indicative that the recovery in demand and prices in the company’s principal markets seen in the latter quarters of 2010 should continue into next year.

BRF is estimating investments between R$ 1.6 and R$ 1.8 billion for next year, of which R$ 400 million will be used for replenishing poultry and pork breeder stock.

Forecasts comparison made over the past two years.

	Outlook 2011	2010(1)	2009 Proforma(1)
Revenue growth	10%-12%	8%	(4%)
Investments (R$ billion)	1.6 - 1.8	1.1	1.2

(1) The results of 2009 and 1H2010 were affected by adverse scenario generated in foreign markets with the international financial crisis.

Synergies Outlook and Strategic Plan – BRF 15

On October 27th, 2011 the Company reported a material fact related to the process of synergies, coming from Sadia and BRF merger. Net synergies before taxes and employee participation are estimated at about R$560 million for 2011. The company has the objective to realize net synergies of about R$ 1 billion per year in the period between 2012-2013 and will stabilize at these levels going forward. In order to achieve such results, there is an investment required of approximately R$700 million during the period of 2011-2013.

The expected synergies are in line with the mapping process conducted by the company. However, the achievement of such objectives will depend on the execution of processes in areas such as purchasing (grains and other raw materials), manufacturing, agribusiness and logistics. Investments mentioned above are also a requirement to achieve such results.

As the Company has outlined and approved its Long-Term Strategic Plan – BRF 15 - which foresees organic growth and selective acquisitions on the international market, the Company estimates that it will obtain net sales of around R$ 50 billion in 2015 when the Strategic Plan will be operational.

These expectations are greatly dependent on changes in the market and the general economic performance of Brazil, the sector and the international markets and are, therefore, subject to changes.

11.2  In the event that the issuer has disclosed forecasts on the evolution of its indicators in the past three years:

a. inform which are being substituted by new forecasts in the form and which forecasts are repeated in the form

b. with respect to the forecasts for the periods which have already elapsed, compare the forecasted information with effective performance as shown by the indicators, clearly indicating the reasons for deviations from forecast.

c. with respect to forecasts for current and future periods, inform if the forecasts remain valid on the date of delivery of the form and, if the case, explain why they have been discarded or substituted.

Strategies 2011

The alignment of all areas of the Company with this long-term objective is a priority in the strategic plan for the new corporate configuration once CADE authorization has been received for the merger between Perdigão and Sadia. The Company plans to double its sales by 2015 and is preparing to begin a fresh cycle of investments in order to sustain new projects which will support this expansion.

The long-term internationalization project for the overseas market has been structured to focus on higher value-added products and on distribution to the Company’s prime markets. BRF’s principal strategic initiatives center around: investments in innovation and in products with health related attributes; actions Strategic management for enhancing brand penetration; an increase in the channels for direct distribution to the client; initiatives for attracting and retaining professional manpower committed to the Company’s long-term projects; and reinforcing the concept of sustainability in all areas of the business. Strategic management has among its objectives, the adoption and strengthening of sustainable practices along the entire production chain and in the relationship with its principal stakeholders.

BRF adopts a long-term view permanently focused on the efficiency of the entire production chain. This strategy contributes to offsetting the impacts of factors affecting the trading environment at any given time (currency exchange rates for example) thus helping to sustain the targets for market share without sacrificing margins. ‘To do more with less’ is the driving behind BRF’s entire business, this having a positive spinoff in terms of return and competitiveness. In the context of integrating processes, in 2010, BRF began the development of a robust technological platform capable of sustaining its growth plans in Brazil as well as overseas with conclusion expected before the end of 2011.

BRF wants to be the consumers’ first choice in regions where it has a strong presence whether in Brazil or overseas, offering products suited to local habits and customs and with the support of a global distribution platform. The Company invests in the formation of an international culture, alert to the cultural diversity of its clients and consumers to meet their needs and in line with their consumption habits.

Estimates for the domestic market are that 36 million will migrate to the ABC classes over the next five years, representing major sales potential. In addition to an increase in the number of consumers with greater purchasing power, the change in habits tends to favor the acquisition of ready-to-eat dishes combining practicality, quality, healthiness and price competitiveness. In just one year, 2.8 million homes have joined the consumer category for ready-to-eat dishes while singles 7 and couples with no children already account for 27% of total consumption in Brazil.

Sustainability at BRF is a strategic element of the Company. It means more than preserving the environment or creating jobs. Rather it is to operate in a unique manner in the market place, managing the daily activities and the attitudes of the organization on the basis of a series of guidelines, practices and actions designed to achieve positive results simultaneously on economic, environmental and social fronts.

BRF believes that to contribute to the development of society is compatible with its own corporate progress. If it is successful in disseminating this sustainability-related culture, then this will bring gains in efficiency for the business with opportunities for associating these improvements in corporate management as a competitive differential of the BRF brand. As a result of this vision, the Company has selected six key pillars to permeate its business strategy, contributing to the target of building a global food company.

Total commitment to sustainability – To build sustainability criteria into the organization’s investment decisions and new projects/products; to link senior management’s variable compensation/bonus to meeting sustainability targets; to ensure management conformity with the principal sustainability standards and certifications; to undertake continual auditing of the Company’s operations and those of its suppliers; to promote the maintenance/entry of the Company as a component of the principal sustainability indices.

Increase the focus of sustainability in the value chain – To consolidate the Company’s position as a catalyst for sustainability in Brazilian agriculture; to identify and reduce the principal social and environmental risks in the value chain (from farm gate to the dining room table); to develop new opportunities along the value chain.

Engagement with stakeholders – To involve stakeholders in making decisions; to improve accountability in matters involving sustainability, prioritizing transparency and key stakeholders.

Promote sustainable consumption – To make significant investment to ensure that the Company’s products increasingly match health criteria (reducing salt, sugar, trans and saturated fats); to view social inclusion in the consumer market as a business opportunity for the Company.

Focus on human capital – To train and enhance the importance of local labor; to improve management practices for increasing the levels of employee satisfaction; to include education for sustainability in the strategy for organizational development; to provide guidance to the employees to act as agents for sustainability.

Adaptation to climate change – To control and reduce environmental impacts (consumption and emissions) of the Company’s operations, transforming BRF into an organization which makes a positive contribution to combating climate change; to participate in sector movements and public commitments for offsetting climate change.

Highlights 2010

                The performance of BRF Brasil Foods was marked by consistent advances during 2010 and characterized by efficiency, scale gains and profitability in both domestic and overseas markets. Consequently, we have been able to report an unprecedented result for a Brazilian food company: its ranking as the third largest exporter in the Country with export sales of R$ 9.2 billion. This position shows that we are making good on the commitments we assumed at the time the association between Perdigão and Sadia was announced in 2009 for creating a company able to compete globally and recognized for the value of its brands and the quality of its products.

Our sales volume grew 7% to 5.7 million tons. We posted net sales of R$ 22.7 billion, 8.3% up on 2009. Cash generation according to the EBITDA concept reached R$ 2.6 billion and net income, R$ 804 million, a year-on-year improvement of 126% and 125%, respectively. EBITDA margin was 11.6%, restoring the Company’s historic levels of profitability and this in spite of currency appreciation and spiraling commodity prices in the second half of 2010.

Despite the year being a period of transition while we await authorization to conclude the merger, we continued to invest, allocating R$ 1.1 billion to the expansion and modernization of productive capacity and to programs of efficiency in all areas. Such a decision is indicative of the soundness of the company, commitment to our stakeholders and to the execution of our growth plans for both domestic and international markets. Our net debt to EBITDA ratio fell to 1.4 from 3.6 times given better operating cash generation and optimization of investments. A successful bond issue conducted during the year was instrumental in raising R$ 750 million, at the same time extending the debt maturity profile from an average of two to three years.

An important part of our success is contingent on getting closer to our customers and consumers and improving logistics systems, distribution, development and product innovation.  We monitor the dynamic of the markets and adjust our portfolio of products and services to the specific needs of each segment of consumption or region of the country and the world. To grow and continue to be market leaders, we shall invest in customized solutions which add greater value and services, provide support to our customers in their day to day activities and maintain an open relationship channel. In this context, we have also established the long-term internationalization project focused on higher added value products and distribution in the principal regions where we operate.

The expansion of the operations strengthens an important vocation and strategy of the Company - the creation of jobs and income in small and medium-size municipalities throughout Brazil, the principal inputs and raw materials we use – grains, hogs, poultry, beef cattle and milk – all being acquired from local producers. We ended the year with more than 113 thousand employees, ranking us among the five largest employers in Brazil. We are also conscious that the impact of our projects percolates down through the entire community by encouraging the constitution of new companies, services, projects for infrastructure, healthcare and education.

Going forward, we face the challenge of building a global culture, counting on a team of talented and multifunctional people, alert to the cultural plurality of our customers and equipped to find solutions that meet their particular needs. We are conscious that this situation requires constant efforts in training, upgrading of skills and attracting professionals to help us expand our business.

                Among our priorities, we seek to be recognized for our initiatives in protecting and preserving the environment. Our Sustainable Hog Farming System which supports and finances the construction of biodigestors on the properties of the integrated outgrowers, received United Nations certification allowing the Company to trade carbon credits and has been recognized as a successful example in the defense of sustainability in rural production. On the same theme of sustainability, we also have a particular concern with water. Vital to the food industry, it will become an important competitive and key advantage going forward. Given the seriousness of this theme, we observe constant vigilance in the preservation, economy and reuse of this natural resource.

The combination of these initiatives makes BRF one of the companies which inspires the greatest confidence among investors and shareholders, what comes turns into stock market recognition due to our good corporate governance practices.  In a year when the Ibovespa stock index rose 1%, we recorded a growth of 21% in market capitalization. Over the past ten years, we have provided an annual average return of 31% to our shareholders, a differential which makes the Company one of the most attractive investment options in the capital markets.

In 2010, we took some important steps towards the formation of one of the largest companies in Brazil. We have been tireless in the task of identifying best practices and in the definition of a new command structure for the Company, drawing equally on manpower from Perdigão and Sadia as well as hiring from the market.   The knowledge which has been accumulated in this process has been instrumental in allowing us to prepare a long-term plan which will drive BRF’s growth through 2015, with a focus on adding value to the business.

Our assumptions for 2011 contemplate growth in our main markets and the incorporation of synergies expected to follow from the integration of the businesses with Sadia in alignment to the 2011-2015 strategic plan. Based on the macroeconomic outlook, we are forecasting growth of between 10% to 12% in net revenues and investments between R$ 1.2 billion and R$ 1.4 billion in Capex and R$ 400 million in replacement of breeder stock.

We need the approval of the Administrative Council for Economic Defense - CADE if we are to execute these plans and fully achieve the growth objectives to which we committed at the time of the association of the two companies. The Company has been doing its part in supplying all the analyses and information required of us by the anti-trust authorities and we are hopeful that the organ will announce shortly its decision on the merger.

We are conducting one of the largest mergers in the food industry anywhere in the world. Although working under some operating restrictions, we can be proud of all the progress and the results that have been achieved in 2010. We are convinced that this merger is pro-competition. The results attained up to the present time show the relevance of the company to all our stakeholders – shareholders, clients, consumers, employees, partners, communities, government and society.

We are at a unique and special moment, in order to consolidate and development a company with a vocation and culture for playing the role of a global leader in the food business.

Highlights 2009

The Company didn’t provide forecasts for the year 2009.

BRF continued to concentrate on completing the consolidation of its businesses, on the capture of synergies and in reducing costs as part of the process of incrementing returns. In the light of the current global context, the

Company will further refine its policy of risk management in order to ensure that the solid financial position, achieved to date, remains in place going forward.

BRF began 2009 with a policy of slimming down inventory in anticipation of possible falling demand in Russia and Europe and in the light of the reduction in orders from Brazilian retailers – a situation that will tend to return to normal from the beginning of the second half.

Despite this trading environment, BRF intends to grow its business both in terms of volume as well as sales revenue, benefiting from the wide range of products that it is able to offer the market. Set against a less favorable global economic background, revenues should increase at a slower pace than has been the case in years past, albeit on a continued sustainable basis in tandem with the same return on investments.

Another major challenge for the year is the preparation of the long-term strategic plan, which will set targets up to 2015. Just as with the current action plan through 2011, so the next will have internationalization as one of it priorities, a process that is gaining traction each year as the Company grows into one of the largest businesses in the world food industry.

The discipline of taking a long-term view of chosen markets, permanently evaluating the risks and analyzing the opportunities are a critical part of the Company’s operations based on gradual and solid growth.

BRF is already in the process of making the necessary adjustments in alignment with recent Brazilian legislation on the adoption of international standards of disclosure such as the International Financial Reporting Standards - IFRS for financial statements.

Domestic market

In spite of a highly complex global environment, BRF maitained its growth targets for the Brazilian market, benefiting from the effective growth in personal incomes over the past few years. Under tighter credit conditions, the consumer tends to spend more on food thus presenting opportunities for the Company given its portfolio comprises a comprehensive mix of products meeting the full spectrum of customer demand.

The Company expanded its sales of higher added value products both in processed meats (elaborated, specialty and frozen), and also other processed products (pastas, pizzas, dairy products, margarines, frozen vegetables, among others).

Exports

BRF plans to ramp up operations at its Plusfood plants in Europe and break into new markets worldwide as part of the Company’s process of internationalization.

The principal objectives in export markets are (i) to increase sales volume in meat products, encompassing both in natura and also processed items, with a strategic focus on increasing business in this market; (ii) to increment the export of items specifically targeting retail and food service segments in the European market; (iii) to climb the ranking from third to second largest Brazilian exporter of dairy products, particularly of higher value added Batavo branded products; (iv) to enhance and reposition the Company’s brands in each of its existing markets (Perdix, Fazenda, Batavo); and (v) to implement Total BRF Service (ATP) in the overseas operations.

Operating management

With the objective of gains in productivity at its units, BRF will continue to invest in automation and in the implementation of new technologies, as well as maintain an efficient environmental management structure model for preserving natural resources and controlling the consumption of water and energy.

Organized by business activity, the production area is made up of units grouped into regional areas. The meats business together with other processed products is composed of six regional areas: Rio Grande do Sul, Santa Catarina, Paraná, Goiás, Mato Grosso and Pernambuco.

The structuring of the dairy products business, given its recent nature, is currently being implemented along the same lines. In the margarines segment, BRF operates through Up Alimentos, a joint venture with Unilever.

Unlike recent years when its priority was new acquisitions, in 2009, the Company will prioritize the consolidation of the businesses and the capture of synergies. Part of this move towards closer integration is the adaptation of the supply chain, reducing expenses through amalgamating the delivery of different products and the adoption of a common system across the entire operating spectrum.

The goals established for each business unit are:

• Consolidation of investments in the state of Goiás and continuation of initiatives already taken in the Brazilian Midwest;

• Continued construction of the Bom Conselho Agroindustrial Complex (PE), consisting of one dairy products unit, a specialty meat products plant and a distribution center;

• Increasing beef cattle slaughtering in Mirassol D’Oeste (MT) to full capacity;

• Certifying industrial units to meet the requirements of new markets;

• Continuing the ATP process, reinforcing enhanced responsiveness to customer needs;

• Expansion of the Milk Fidelity project, a series of solutions and incentives for producers to guarantee productivity and improve milk quality. Implemented at Bom Conselho, the program is being extended to other states.

The integration of the companies acquired in the past two years is expected to result in a significant reduction in expenses with an increase in production scale, integration of the supply chain, distribution and warehousing, optimization of the sales team and the adoption of more advanced technology.

Financial management

BRF will continue to pursue a policy of balanced resource application, calculating the inherent risks of each operation, and thus maintaining the solid financial position achieved in 2008 and ensuring liquidity and returns to shareholders. The Company will also continue to employ traditional protection mechanisms against volatility in grain prices, and interest and foreign exchange rates.

The principal focus in 2009 will be on financial management, consisting of improved risk management, a proactive posture for maintaining a balanced financial position, reducing possible market impacts and generating the necessary cash flow to satisfy working capital and investment requirements.

The Company believes that it can reduce the net debt/EBITDA ratio given the shift in strategic focus to more gradual growth rates and improving margins to a level appropriate to investment and working capital requirements.

Sustainability

BRF’s focus on growth with sustainability enhances intangible assets. These are viewed as important competitive advantages, contributing to meeting corporate targets. With the involvement of all stakeholders, we believe that it is possible to harmonize the policy of sustainability based on three pillars:

• Economic-financial: the long‑term strategy is directed towards maintaining average growth reported over the last decade, to returns at higher margins, an effective increase in added value and the allocation of investments, these to form the basis of the next sustained growth cycle encompassing the period of the 2009-2015 business plan;

• Environmental: the development of innovative solutions for preserving and protecting the environment and surpassing the normal legal requisites, always factoring the environmental impact into economic feasibility studies;

• Social: seek to establish favorable conditions for improving the situation of the local population in regions where the Company has operations through the medium of social programs.

Highlights 2008

For the year 2008, the outlook forecasted for total volumes of meat and other processed (chilled) a growth of 37%, 30% related to the domestic market and 43% to the foreign market, with an increase of 310% in milk, growing investments of R$ 0.6 billion and investments in breeder of $ 140 million, including the acquisitions of Eleva and Plusfood, which were performed according to the approximate growth assumptions.

In 2007, the Company grew, met important targets in its strategic plan, generated more employment, implemented new solutions for facilitating the daily activities of millions of consumers and contributed to the improvement in the quality of life of the communities where it runs its businesses.

Following a year of significant advances, in 2008 BRF reiterated its commitment to continue striving to achieve sustainable growth, enhancing its share of both domestic and The shareholders’ meeting will have the powers defined by law and, subject to exceptions set forth in law and in these Bylaws, the shareholders will act by an absolute majority of the affirmative votes cast at the meeting by any system adopted by the chair and secretary.international food markets. The Company will concentrate on consolidating the acquisitions and expansion that occurred in 2007. However, this will take place without ignoring the consolidation of new business ventures, the planning of new investments and expansion of Company operations both in and outside Brazil.

We revised our growth targets for 2008, as we had anticipated in the preceding quarter, adjusting our operations to the current market conditions and with view to incrementing the value of our results. Hence we diverted in-natura products to the export market and reduced volumes of our dairy products activity due to overproduction in the long life milk market, a reflection of a poor structure in the industry and an imbalance between supply and demand.

Our business focus is on food, the company selling more than 2,500 items of food products serving more than 90 thousand clients in Brazil, reaching 98% of the Brazilian population. Our products are distributed to more than 110 countries. We diversified the range of our operations in the activities of meat, dairy products, margarines, pastas, frozen vegetables and other food products with a view to offsetting risks and promoting the improvement of our results. We reiterated our commitment outlined in our mission statement of participating in the life of people, offering tasty food of a high quality and at accessible prices anywhere in the world.

It is essential that we look beyond this adverse cycle which has slowed development and will have an impact on all economies worldwide. Our determination and our capacity to look for better opportunities, even at times such as the present, together with our stakeholders and in line with our management discipline, long-term view, our profound know-how of the markets and the food sector, will assure effective creation of value for our investors, set against a scenario of prudent and transparent management of the risks that involve our business.

12. GENERAL MEETING AND MANAGEMENT

12.1. Company’s administrative structure, as established in its bylaws and internal regulation

Meetings of Shareholders

Meetings of the shareholders, called and convened as prescribed by law and these Bylaws, will be held annually within the first four months after the end of each fiscal year, and especially, whenever the interests and business of the Corporation require action by the shareholders.

The proceedings at shareholders’ meetings will be directed by the Chairman of the Board of Directors or, in his or her absence, by the Vice Chairman, who will designate the secretary of the meeting. In the event of absence or temporary disability of the Chairman and Vice Chairman of the Board of Directors, the shareholders’ meeting will be presided over by their respective alternates or, in the absence or disability of such alternates, by a Director specially designated by the Chairman of the Board of Directors.

The first notice of any shareholders’ meeting shall be given not less than fifteen (15) days prior to the meeting.

Except in the case provided by Section 42 (ii) of these Bylaws, the shareholders’ meeting held to consider the cancellation of registration as a publicly-held corporation or the delisting of the Corporation from the New Market shall be called on not less than thirty (30) days’ notice.

Subject to statutory exceptions in the Corporations Law, the resolutions at shareholders’ meetings will be limited to the order of business stated in the respective notice of call.

In addition to an identification document, each shareholder shall submit within not less than five (5) days before any shareholders’ meeting, as the case may be: (i) the relevant proxy instrument containing the notarized signature of the person giving the proxy; and/or (ii) so far as concerns shareholders participating in the fungible custody of shares in book-entry form, an statement showing the respective holdings issued by the institution providing custodial services.

In addition to the powers granted by law and these Bylaws, the following powers are vested in the shareholders:

1)    To take action with respect to stock dividends and any stock split and reverse stock split;

2)    To approve stock option plans for directors, officers and employees of the Corporation, as well as for the directors, officers and employees of other companies directly or indirectly controlled by the Corporation;

3)    To take action on the allocation of the profit for the fiscal year and a distribution of dividends, as proposed by the directors and officers;

4)    To take action on the delisting from the New Market (“Novo Mercado”) of the São Paulo Stock Exchange – BOVESPA (“BOVESPA”);

5)    To fix the compensation of the Fiscal Council pursuant to law and these Bylaws;

6)    To take action for cancellation of registration with CVM as a publicly-held corporation, subject to the provisions of Article VII of these Bylaws;

7)    To select the expert firm that will be responsible for preparing a valuation report on the shares of the Corporation in the event of cancellation of registration as a publicly-held corporation or delisting from the New Market, as provided for in Article VII of these Bylaws.

Management

General Provisions Applicable to Management

The management of the Corporation is vested in the Board of Directors and the Board of Executive Officers, whose respective authority is granted by law and these Bylaws.

The directors and officers of the Corporation need not post a fidelity bond to cover the discharge of their duties.

The directors and officers of the Corporation will take their offices by signing a statement of incumbency recorded in the proper books and by previously signing the relevant Consent to Appointment referred to in the New Market Listing Regulations.

Any act performed by any director or officer of the Corporation, whereby the Corporation will become liable for obligations arising from business or transactions unrelated to the corporate purposes, are expressly prohibited and will ipso facto be null and void, without prejudice to liability under civil or criminal law, if the case may be, being imposed on anyone who violates this Paragraph.

The term of office of the directors and officers of the Corporation will be extended until their replacement take office.

The shareholders’ meeting will annually fix the aggregate annual compensation of the directors and officers of the Corporation, including any fringe benefits and entertainment allowances, taking into account their responsibilities, the time devoted to their duties, their competence and professional reputation, and the market value of their services. The Board of Directors will have the authority to establish the criteria for allocation of such compensation to each Director and each Executive Officer.

Board of Directors

The Board of Directors is composed of nine (9) to eleven (11) regular members and an equal number of alternates, not less than twenty percent (20%) of whom shall be Independent Directors (as defined in Paragraph One), all such members to be shareholders of the Corporation elected at a shareholders’ meeting for a term of office of two (2) years beginning and ending on the same dates, reelection being permitted.

For the purpose of this Section, an Independent Director means such director as is defined in the New Market Listing Regulations of Bovespa and is expressly declared to be such in the minutes of the shareholders’ meeting at which he or she is elected. Upon election of the members of the Board of Directors, the shareholders’ meeting will designate a Chairman and a Vice Chairman, the latter to substitute for the former in his or her disabilities or absences, as well as in case of vacancy.

Where the multiple vote system has not been requested, the members of the Board of Directors will decide by the vote of an absolute majority of its attending members the names of candidates to be placed on the nominating ticket for all offices in the Board. In the event the multiple vote system has been requested, each member of the then acting Board of Directors will be deemed to be a candidate for the Board of Directors.

If the Corporation receives a written request from shareholders wishing that the multiple vote system be adopted as provided by Section 141, Paragraph One of the Corporations Law, the Corporation will communicate the receipt and contents of such request: (i) promptly, by electronic means, to CVM and BOVESPA; and (ii) by publication of the relevant notice to the shareholders within not more than two (2) days from receiving such request, considering in the computation of such time only the days in which the newspapers usually designated by the Corporation for corporate publications have circulated.

In the event any shareholder wishes to appoint one or more representatives for the Board of Directors who have not recently been members thereof, such shareholder shall notify the Corporation in writing within not less than five (5) days before the shareholders’ meeting at which the Directors will be elected, providing the name, qualifications and complete information on the professional experience of such candidates. Upon receiving notice with respect to one or more candidates for the Board of Directors, the Corporation will communicate the receipt and contents of such notice: (i) promptly, by electronic means, to CVM and BOVESPA; and (ii) by publication of the relevant notice to the shareholders within not less than three (3) days before the relevant shareholders’ meeting, considering in the computation of such time only the days in which the newspapers usually designated by the Corporation for corporate publications circulate.

If there is a vacancy in the office of a regular member of the Board of Directors, his or her alternate will fill the vacancy. In the event of vacancy in the office of a regular and alternate member of the Board of Directors, the remaining members will designate a replacement, who will serve until the next shareholders’ meeting, at which the shareholders will elect another Director to serve for the unexpired term of office. If more than one third (1/3) of the offices on the Board of Directors shall be vacant at the same time, the shareholders’ meeting will be called within thirty (30) days from such event to elect the substitutes, who will qualify for a term of office to coincide with that of the other Directors.

Each member of the Board of Directors must be of good repute, and a person will not be eligible for election if such person: (i) holds a position with any company that may be deemed to be a competitor of the Corporation; or (ii) has or represents any conflicting interest with respect to the Corporation. In the event any member of the Board of Directors attracts any of the foregoing disqualifications after being appointed, such member shall immediately submit his or her resignation to the Chairman of the Board of Directors. No elected member of the Board of Directors shall participate in any meetings at which action is proposed to be taken on matters with respect to which he or she may have or represent an interest conflicting with the interests of the Corporation, and no such member shall have access to information relating thereto.

                The Board of Directors will meet regularly once every month and, specially, whenever required, on call by the Chairman or a majority of the Board members. Minutes of such meetings will be recorded in the proper book.

At any meeting of the Board of Directors a quorum will consist of not less than 2/3 of its members.

Except with respect to the matters set out in Section 19 of these Bylaws, the Board of Directors will act by a majority vote of its members attending a meeting, the Chairman to cast the tie-breaking vote in the event of a tie.

The Board of Directors will have authority:

1)      To direct the conduct of the business of the Corporation;

2)      To elect and remove the executive officers of the Corporation and to establish their duties, subject to the provisions of these Bylaws;

3)      To supervise the performance of the executive officers, to examine at any time the books and papers of the Corporation, and to request information on contracts executed or about to be executed, as well as on any other action;

4)      To call shareholders’ meetings as may be deemed advisable and in the cases prescribed by law;

5)      To approve the management report and the accounts of the Board of Executive Officers;

6)      To allocate among the members of the Board of Directors and the Board of Executive Officers the aggregate annual compensation fixed by the shareholders’ meeting, and to establish the criteria for directors’ and officers’ participation in the profits, subject to the provisions of these Bylaws;

7)      To authorize the Executive Officers to give guarantees and aval to companies controlled by and affiliated with the Corporation, as well as to any third parties, in connection with matters related to the operations of the Corporation;

8)      To authorize the Executive Officers to make any products and personal and real property of the Corporation available to companies controlled by and affiliated with the Corporation to be offered as security for borrowing transactions entered into with financial institutions.

9)      To approve the creation or closing of any branch, agency and other offices and other subordinate corporate facilities anywhere in outside of Brazilian territory (international market) ;

10)   To choose and replace independent auditors proposed by the Fiscal Council;

11)   To propose to the shareholders’ meeting the issue of new shares beyond the limit of authorized capital;

12)   To take action on the acquisition of the Corporation’s own shares for cancellation or to be kept as treasury shares and, in this latter case, to take action on the subsequent disposition thereof;

13)   To take action on the issuance of any commercial paper and other similar securities;

14)   To take action on the issue of shares of stock within the limits of authorized capital, establishing the number, terms of payment, and subscription price of such shares, including premium thereon, and whether or not the shareholders will have preemptive rights or be subject to a shorter period for exercise of such rights, as permitted under applicable regulations;

15)   To approve the preparation of semiannual or other interim balance sheets, and to declare semiannual or other interim dividends out of profits shown in such balance sheets or Retained Earnings or Profit Reserves shown in the latest annual or semiannual balance sheet, as provided by law, and/or to authorize the payment of interest on shareholders’ equity, pursuant to Law No. 9,249/95;

16)   To approve and define in advance the action of the Board of Executive Officers on behalf of the Corporation in its capacity as a shareholder and/or quotaholder of other companies, directing the vote to be cast by the Corporation at any shareholders’ and/or other meetings of the companies in which the Corporation holds an interest, except with respect to operational and non-financial matters;

17)   To submit to the shareholders’ approval a proposal to grant stock options to the directors and officers or employees of the Corporation, or individuals providing services to the Corporation or to a company controlled by the Corporation, within the limits of authorized capital;

18)   To authorize changes in the conditions for trading and issuance of American Depositary Receipts – ADRs;

19)   To create technical or consultative committees without voting powers, aimed at discharging specific duties or carrying out general activities of interest to the Corporation. Such committees may function in the following areas, among others: (i) strategic and financing; (ii) governance and ethics; and (iii) directors’ and officers’ compensation and executive development;

20)   To supervise the performance of the duties of any committees that may be created to assist the Board of Directors, to approve the respective regulations and to consider any opinions and reports submitted by such committees pursuant to the prevailing legislation;

21)   To define the three-name list of firms with expertise in economic valuation of companies, for the purpose of preparing a valuation report on the shares of the Corporation in the event of cancellation of registration as a publicly-held corporation or delisting from the New Market, as provided under Section 43 of these Bylaws.

The following actions will require the affirmative vote of two thirds (1/3) of the members of the Board of Directors:

1)        To propose amendments to the Bylaws with respect to the term of duration of the corporation, the corporate purposes, increases or decreases in capital stock, issue of securities, abrogation of preemptive rights for subscription of newly issued shares and other securities, dividends, interest on shareholders’ equity, the powers and authority of the shareholders’ meeting, the organizational structure and duties of the Board of Directors and Board of Executive Officers and the respective voting requirements;

2)        To propose the spin-off, consolidation, merger of or into the Corporation, and the change of the type of the Corporation or any other form of corporate restructuring;

3)        To approve the liquidation, dissolution, appointment of liquidators, bankruptcy or any voluntary acts for the reorganization of the Corporation in or out-of-court and any financial restructuring in connection therewith;

4)        To propose the creation, acquisition, assignment, transfer, disposition and/or encumbrance, in any manner or by any means, of: a) ownership interests and/or any securities held in other companies; b) real properties with a market value of over 0.002% of the shareholders equity of the corporation; and c) any fixed assets representing, alone or in the aggregate, an amount equal to two and one half of one percent (2.5%) or more of the shareholders equity of the Corporation;

5)        To establish limitations on the value, term of duration, or kind of transaction for the borrowing of money and other financing transactions, or any security interests in real or personal property or other forms of guarantee;

6)        To approve expenses to be incurred and any financing transaction in connection with activities relating to soybeans, corn and other inputs not expressly included in the general budget, any hedging transactions in the futures and options markets or otherwise;

7)        To give guarantees, to lend money or provide other financing to any companies controlled by and/or affiliated with the corporation and/or its employees, in excess of the limitations imposed in item 4;

8)        To carry out transactions and business of any nature with shareholders, any persons controlling, controlled by and affiliated therewith, any directors and officers, employees and relatives of any of the foregoing, in excess of the limitations imposed in item 4;

9)        To approve integrated annual and multi-annual general capital budgets (operations budgets, investment budgets, and cash flow budgets) of the Corporation and companies controlled by and affiliated with the Corporation, to establish investment policies and the corporate strategy. The integrated annual general budget shall always be approved on or before the last day of the year preceding the calendar year to which it refers and shall cover the twelve months of the subsequent fiscal year. The budget of the corporation shall, at any time during a given calendar year, cover a minimum period of six (6) months. The implementation and execution of the approved budget will be reviewed on a monthly basis at the regular meetings of the Board of Directors;

10)     To elect the members of the Board of Executive Officers, designating the Chief Executive Officer and his or her substitute in case of disability or absence;

11)     To issue, repurchase, repay and/or redeem shares of stock, debentures, whether convertible or not, warrants and any other securities;

12)     To establish the dividend payment policy;

13)     To approve the assignment, transfer and/or acquisition of any rights in connection with trademarks, patents, production and technology processes.

Board of Executive Officers

The Board of Executive Officers, whose members will be elected and may be removed at any time by the Board of Directors, will be composed of not more than fifteen (15) members elected for a period of two (2) years, being one (1) Chief Executive Officer, one (1) Chief Financial Officer, one (1) Investor Relations Officer, the other Executive Officers to have their designated title and duties as may be proposed by the Chief Executive Officer to the Board of Directors pursuant to Section 21 hereof. All such members shall meet the requirements of Section 22 hereof and may be reelected. At the discretion of the Board of Directors, the Chief Financial Officer may discharge the duties of Investor Relations Officer cumulatively with his or her own duties.

It shall be the duty of:

1) The Chief Executive Officer:

a)    To call and preside over the meetings of the Board of Executive Officers

b)   To represent the Board of Executive Officers at any meetings of the Board of Directors;

c)    To submit to the consideration of the Board of Directors any proposals from the Board of Executive Officers with respect to the investment plan, the organizational structure, qualifications for and duties of any offices or positions, adoption of and amendments to the Internal Regulations and other rules and general operating standards of the Corporation and any companies controlled by and affiliated with the Corporation;

d)   To supervise and direct the conduct of the corporate business and the activities of all other Executive Officers;

e)   To submit the financial statements, operations and investment budgets, the financial plan and cash flow to the Board of Directors;

f)     To propose to the Board of Directors any positions in the Board of Executive Officers with or without a designated title, and the respective candidates to discharge specific duties as he or she deems necessary.

2) The Chief Financial Officer:

a)    To prepare, in conjunction with the other executive officers and under the coordination of the Chief Executive Officer, budgets to be submitted for approval to the Board of Directors, and to control the implementation of these budgets, especially with respect to cash flow management;

b)   To direct the implementation of the economic and financial policy, supervising the economic and financial activities as determined by the Board of Directors; to organize and coordinate the information system required for his or her activities, and to supervise all controllership activities.

3) The Investor Relations Officer:

a)    To represent the Corporation before the Brazilian Securities Commission (“CVM”) and all other entities in the securities market and financial institutions, as well as any Brazilian or foreign regulatory authorities and stock exchanges on which the securities of the Corporation are listed, and to cause any regulations applicable to the Corporation to be complied with in regard to registration with the CVM and any regulatory authorities and stock exchanges on which the securities of the Corporation are listed, and to manage the investors relations policy;

b)   To monitor compliance with the obligations under Article VII of these Bylaws by the shareholders of the Corporation and to submit to the shareholders’ meeting and/or the Board of Directors, when requested, his or her conclusions, reports and actions taken.

4) The other Executive Officers, whose title will be designated by the Board of Directors based on a proposal from the Chief Executive Officer:

a)    To direct, coordinate and supervise specific activities under their responsibility;

b)   To discharge specific duties as may be assigned to them by resolution of the Chief Executive Officer.

                The members of the Board of Executive Officers will be elected by the Board of Directors, who may choose from among candidates previously selected by the Chief Executive Officer. For such purpose, the Chief Executive Officer will send to the Board of Directors a copy of the résumé of each candidate, together with the proposed terms of his or her employment and all other information necessary as evidence of the qualifications required by the Sole Paragraph of this Section.

The Board of Executive Officers will be composed solely of professionals having demonstrable technical knowledge acquired in courses or in the exercise of activities consistent with the position for which they have been proposed.

Subject to the limitations imposed by law and these Bylaws, general management powers are vested in the Board of Executive Officers to take all action necessary for the regular operation of the Corporation with a view to attaining the corporate purposes.

Any two (2) members of the Board of Executive Officers acting together, in or out of court, will have powers to perform any lawful acts and bind the Corporation in any matters affecting its rights and obligations, except that the acquisition, assignment, transfer, disposition and/or encumbrance, in any manner or by any means, of the following items shall be performed exclusively by the Chief Executive Officer, or his or her substitute acting together with another member of the Board of Executive Officers:

a)    any ownership interests in and/or other securities of any companies;

b)   real properties of any value and any fixed assets.

Subject to the limitations and restrictions contained in the leading sentence of this Section and any other limitations and restrictions determined by the Board of Directors, any two members of the Board of Executive Officers may appoint attorneys-in-fact with specific powers to act on behalf of the Corporation, by proper instruments, which, except where given for in-court representation, shall be valid until December 31 of each year.

The Board of Executive Officers will meet whenever necessary, and minutes of such meetings will be recorded in the proper book.

The Board of Executive Officers will act by a majority vote, the Chief Executive Officer or his or her substitute to cast the tie-breaking vote.

A quorum at any meetings of the Board of Executive Officers will consist of not less than two thirds (2/3) of its members, the Chief Executive Officer or his or her substitute to be always present at such meetings.

In the event of absence or temporary disability, the Executive Officers will substitute for one another, as directed by the Chief Executive Officer. In case of a vacancy, the Board of Directors will, within thirty (30) days, designate a person to fill the vacancy, whose term of office will coincide with that of the other Executive Officers.

                Fiscal Council

The Corporation will have a Fiscal Council functioning on a permanent basis, composed of three regular members and an equal number of alternates, with the duties, powers and compensation prescribed by law.

The members of the Fiscal Council will take their offices by signing a statement of incumbency in the proper book and by previously signing the relevant Consent to Appointment referred to in the New Market Listing Regulations.

The Fiscal Council will hold regular meetings every month and special meetings whenever necessary, and minutes of such meetings will be recorded in the proper book.

In addition to the duties provided in the Brazilian legislation, the Fiscal Council will discharge the functions of an Audit Committee, in accordance with the rules issued by the U.S. Securities and Exchange Commission – SEC and the Regulations of the Fiscal Council.

Compliance with the requirements of applicable legislation, the provisions of these Bylaws and the Regulations of the Fiscal Council is required for the full discharge of the functions of the Fiscal Council.

At least one member of the Fiscal Council shall have a demonstrable knowledge of the accounting, audit and financial areas, such that he or she may be characterized as an expert in finance.

The members of the Fiscal Council will be subject to the same obligations and prohibitions imposed by law and these Bylaws on the directors and officers of the Corporation.

The members of the Fiscal Council may only be members of the Board of Directors, Fiscal Council or Audit Committee of two more companies only in addition to the Corporation.

In the event of vacancy in the office any regular member of the Fiscal Council, the respective alternate will fill the vacancy. If there is a vacancy in the office of a regular member and the respective alternate, the shareholders’ meeting will be called to elect a member to fill the vacancy.

The activities of the Fiscal Council will be governed by prevailing and applicable legislation, these Bylaws and the Regulations of the Fiscal Council, as approved by the Board of Directors of the Corporation, who will provide for the powers, functioning and other matters concerning the aforesaid bodies.

Comittees

Objectives

The Board of Directors in the exercise of his powers established in the Bylaws shall act for the creation of committees to advise the Board in making decisions that require study and analysis of specific and detailed interest of the Company to permit and provide continuity and add value to business Company, approving the present Rules.

Sole paragraph - shall be established the following committees:

a) - Governance Committee, Sustainability and Strategy;

b) - Committee on Finance and Risk Policy;

c) - Compensation Committee of Directors and Executive Development.

Chapter II - Powers, Duties and Responsibilities

The Committees are not deliberative in character, having no power of decision. The meetings will have a secretary to assist the work of the Committee.

Committees are responsible for, when requested by the Board, issue analysis and opinions on the issues relevant to matters concerning:

Governance Committee, Sustainability and Strategy

I - the corporate governance practices of the Company: code of ethics, policy disclosures and stock trading;

II - the Company's strategies;

III - the Guidelines and strategic planning;

IV - the budgets and multi-annual investment of the Company;

V - the investment opportunities and / or divestitures, new business, mergers, divisions and acquisitions;

VI-management system, and

VII - the political and institutional responsibility activities and socio-environment of the Company;

VIII - to monitoring the work of the Audit Committee and the Disclosure Committee and Internal Controls Sarbanes Oxley, in compliance with the law laid down by the SEC - Securities Exchange Commission.

Finance Committee and Political Risk

I - the policies of corporate and financial risks;

II - the policies of raising funds;

III-systems internal controls and financial statements of the Company;

IV - the return of investors, and

V - the appropriate capital structure of the Company.

Compensation Committee of Directors and Executive Development

I - to monitor the implementation of human resources policy of the company;

II - the criteria for remuneration of Executive Directors, including the Incentive Plans Short and Long Term;

III - the goals and criteria for evaluating performance of the Executive Board;

V - to monitor the succession plan of the Executive Board;

Composition

The appointments of members of committees would coincide with the appointment of members of the Board. There may be renewed at the discretion of members of the Board.

Sole Paragraph - In case of replacement of members, whether by resignation or decision of the Board, the termination of the mandate of the new integral will coincide in the same way, with the other members.

The appointment of members of the Committee held the first meeting after the election of the Board by the General Assembly of Shareholders.

The Governance Committee, Sustainability and Strategy will consist of up to 04 (four) members who shall be members of the Board and a member of the Executive Directors of the Company.

The Committee on Finance and Risk Policy shall be composed of up to 04 (four) members, who are members of the Board and may be the CEO or CFO of the Company.

The Compensation Committee of Directors and Executive Development will consist of up to 04 (four) members, who are members of the Board.

The Committees will be composed of at least one professional market. Members of the market should have proven expertise in the field of competence of each of the committees. Each committee will have a coordinator, who must be a member of the Board, chosen by the Board of Directors of the Company.

The external members of the Committees, when appropriate, should have a solid reputation and cannot be elected to those who (i) occupy positions in companies that may be considered competitors of the Company, or (ii) have or represent conflicting interests with the Company.

The Advisory Committee members, not administrators of the Company, sign the Terms of Accession to the Code of Ethics and Policy on Disclosure of Information and Trading of Shares of the Company, being responsible for complying with the rules and confidentiality agreement and other covenants required to perform the function.

Mechanisms for evaluating performance of each agency or committee

Statutory Board: Members are assessed individually, only. Absence of a formal instrument for evaluating performance of the agency, in a joint.

Mechanisms for evaluating performance of members of the board, committees and board of directors

The Company's executive officers are evaluated annually, and established the beginning of each exercise individual goals for the expected performance of the respective area and the Company.

Members of the Board of Directors and the committees do not have a formal assessment tool of individual performance.

12.2. Rules, policies and practices related to the general meetings

                a. call notices

Meetings of the shareholders, called and convened as prescribed by law and these Bylaws, will be held annually within the first four months after the end of each fiscal year, and especially, whenever the interests and business of the Corporation require action by the shareholders.

The first notice of any shareholders’ meeting shall be given not less than fifteen (15) days prior to the meeting.

Except in the case provided by Section 42 (ii) of these Bylaws, the shareholders’ meeting held to consider the cancellation of registration as a publicly-held corporation or the delisting of the Corporation from the New Market shall be called on not less than thirty (30) days’ notice.

In addition to an identification document, each shareholder shall submit within not less than five (5) days before any shareholders’ meeting, as the case may be: (i) the relevant proxy instrument containing the notarized signature of the person giving the proxy; and/or (ii) so far as concerns shareholders participating in the fungible custody of shares in book-entry form, an statement showing the respective holdings issued by the institution providing custodial services.

                b. matters to vote

The proceedings at shareholders’ meetings will be directed by the Chairman of the Board of Directors or, in his or her absence, by the Vice Chairman, who will designate the secretary of the meeting. In the event of absence or temporary disability of the Chairman and Vice Chairman of the Board of Directors, the shareholders’ meeting will be presided over by their respective alternates or, in the absence or disability of such alternates, by a Director specially designated by the Chairman of the Board of Directors.

The shareholders’ meeting will have the powers defined by law and, subject to exceptions set forth in law and in these Bylaws, the shareholders will act by an absolute majority of the affirmative votes cast at the meeting by any system adopted by the chair and secretary.

In addition to the powers granted by law and these Bylaws, the following powers are vested in the shareholders:

1) To take action with respect to stock dividends and any stock split and reverse stock split;

2) To approve stock option plans for directors, officers and employees of the Corporation, as well as for the directors, officers and employees of other companies directly or indirectly controlled by the Corporation;

3) To take action on the allocation of the profit for the fiscal year and a distribution of dividends, as proposed by the directors and officers;

4) To take action on the delisting from the New Market (“Novo Mercado”) of the São Paulo Stock Exchange – BOVESPA (“BOVESPA”);

5) To fix the compensation of the Fiscal Council pursuant to law and these Bylaws;

6) To take action for cancellation of registration with CVM as a publicly-held corporation, subject to the provisions of Article VII of these Bylaws;

7) To select the expert firm that will be responsible for preparing a valuation report on the shares of the Corporation in the event of cancellation of registration as a publicly-held corporation or delisting from the New Market, as provided for in Article VII of these Bylaws.

Despite the spraying of their capital, the assemblies are made of BRF in the presence of more than 70% and stakeholder participation is stimulated by direct approach to investors, as well as the availability of the reference manual, which are explained in detail the reason for the meeting the importance of the presence, in addition to general guidance on the process.

                c. addresses (physical or electronic) where the documents related to the general meeting will be at the disposal of the shareholders for analysis

The documents referred to herein are available for the shareholders at the BRF – Brasil Foods website (www.brasilfoods.com/ir). Copy of such material is also available at the websites of the Brazilian Security and Exchange Commission (www.cvm.gov.br) and the Stock Exchange of São Paulo (www.bmfbovespa.com.br), from the date hereof. The shareholders intending to consult and check the documents at the head offices of the Company must schedule a date and time with the department of Investor Relations (Telephones +55 (11) 2322-5061 / 5048 / 5050 / 5049 / 5051 / 5037).

                d. identification and management of conflict of interests

The Corporation, its shareholders, directors and officers and members of the Fiscal Council agree that any disputes or controversies that might arise among them, particularly if relating to or caused by the application, validity, effectiveness, interpretation, violation, and the consequences of, any violation of the provisions of the New Market Participation Agreement, New Market Listing Regulations, these Bylaws, any shareholders’ agreements on file at the registered office of the Corporation, the provisions of the Corporations Law, the rules established by the Brazilian National Monetary Council, the Central Bank of Brazil or CVM, the regulations of BOVESPA and any other rules governing the securities market generally, and the Rules of the Capital Market Arbitration Chamber will be settled by an arbitration conducted in accordance with the Rules of the Market Arbitration Chamber.

                e. request of proxy by management for the exercise of the voting right

The Company conducts public claim of attorney at the time of submission of its Ordinary and Extraordinary General Shareholders Meeting Manual, which contains instructions for participation in the Shareholders’ Meeting (E/OGSM), and the power of attorney. Thus, investors can ensure participation in the Meetings and if they wish, vote for, against or abstain from voting on matters to be deliberated.

                f. formalities necessary for acceptance of proxy instruments granted by shareholders, indicating whether grantor admits proxies granted by electronic means

Legitimization and representation of shareholders at the general meetings

Shareholders

Individual Shareholder

▪   ID Card with picture;

▪   Statement including the respective shareholding interest, issued by the custodian bank.

Corporate Shareholders

▪   Notarized copy of the latest Bylaws or consolidated articles of association, and of the corporate documentation granting powers of attorney (e.g.: minutes of the election of officers);

▪   Identification Document from the legal representative(s) with picture;

▪   Statement including the respective shareholding interest, issued by the custodian bank.

Shareholders Represented by Power of Attorney

▪   In addition to the abovementioned documents, a notarized power of attorney, which must have been granted in less than 1 year to an attorney who must be a shareholder, manager of the company or lawyer; and

▪   Attorney's Identification Document with picture.

PS: The corporate documentation must confirm the authority of the legal representative(s) that granted the power of attorney in the name of the corporate shareholder.

Foreign Shareholders

Foreign shareholders must present the same documentation as the Brazilian shareholders, except for the fact that corporate documents of the corporate shareholders and the proxies must be notarized and consularization.

Holders of American Depositary Shares – ADRs

ADRs holders will be represented by The Bank of New York Mellon, as the depository institution, pursuant to the terms of the “Deposit Agreement” signed with BRF – Brasil Foods S.A.

In the last Meeting was held, BRF had the participation of over 67% of its shareholders, a great number, considering their diffuse control. In all Shareholders’ Meetings, the Company informs its shareholders and legal representatives about the availability of a power of attorney and provides a link to your website.

Online Meetings - electronic voting tool. Investors are advised by the Brazilian Securities Commission (CVM), sending e-mail to the registered shareholders, newspapers and websites. The Brazil Foods emphasizes in its documents the availability of a power of attorney and notes that the IR area is available for possible guidance on the proxies.

Address for delivery of documents or for communication with the Company

Investor Relations – Rua Hungria, 1.400, 01455-000, São Paulo – SP - Phone: 55 11 2322 5052 / Fax: 55 11 2322 5747 / E-mail: acoes@brasilfoods.com / www.brasilfoods.com/ir

                g. maintenance of forums and pages in the Internet directed to receive and share the shareholders’ comments on the subjects covered at the meetings

The Company has a website hosted on the worldwide computer network through which it receives feedback from shareholders, including on the agendas of meetings. Following address:

www.brasilfoods.com/ir

                h. live and/or audio transmission of the meetings

The Shareholders’ Meetings, are broadcasted via streaming video system, open to investors who preferred to participate in this way.

                i. mechanisms intended to allow the inclusion of shareholders’ proposals in the agenda

Shareholders’ Meeting may only discuss matters listed on the agenda of the relevant notice of summons, with the exceptions provided for in the Corporations Law. However, investors have a channel of communication with management, through the investor relations website: www.brasilfoods.com/ir, where investors can enter their proposals to be evaluated.

12.3. Dates and newspapers for publication

Year	Document	Newspaper - Estate	Dates
2010	Financial Statements	Diário Catarinense – SC Diário Oficial do Estado de Santa Catarina – SC Valor Econômico- SP	3/28/2011 3/28/2011 3/25/2011
	Convocation Notice of Shareholders General Meeting	Diário Catarinense - SC	3/28/2011
3/29/2011
3/30/2011
		Diário Oficial do Estado de Santa Catarina – SC	3/28/2011
3/29/2011
3/30/2011
		Valor Econômico - SP	3/25/2011
3/28/2011
3/29/2011
	Minutes of the general Shareholders Meeting	Diário Catarinense - SC	5/27/2011
		Diário Oficial do Estado de Santa Catarina - SC	5/27/2011
		Valor Econômico - SP	5/27/2011

2009	Financial Statements	Valor Econômico - SP	02/27/2010
		Diário Oficial do Estado de Santa Catarina - SC	3/1/2010
		Diário Catarinense - SC	3/1/2010
	Convocation Notice of Shareholders General Meeting	Valor Econômico - SP	03/15/2010
03/16/2010
03/17/2010
		Diário Oficial do Estado de Santa Catarina - SC	03/15/2010
03/16/2010
03/17/2010
		Diário Catarinense - SC	03/15/2010
03/16/2010
03/17/2010
	Minutes of the general Shareholders Meeting	Valor Econômico - SP	4/5/2010
		Diário Oficial do Estado de Santa Catarina - SC	4/1/2010
		Diário Catarinense - SC	4/1/2010
2008	Financial Statements	Valor Econômico - SP	3/24/2009
		Diário oficial do Estado de São Paulo - SP	3/24/2009
	Convocation Notice of Shareholders General Meeting	Valor Econômico - SP	4/14/2009
4/15/2009
4/16/2009
		Diário oficial do Estado de São Paulo - SP	4/14/2009
4/15/2009
4/16/2009
	Minutes of the general Shareholders Meeting	Valor Econômico - SP	6/16/2009
		Diário oficial do Estado de São Paulo - SP	6/16/2009

12.4. Rules, policies and practices about the board of directors

                a. frequency of meetings

The Board of Directors will meet regularly once every month and, specially, whenever required, on call by the Chairman or a majority of the Board members. Minutes of such meetings will be recorded in the proper book.

At any meeting of the Board of Directors a quorum will consist of not less than 2/3 of its members.

                b. shareholder agreement provisions establishing restriction or dependence to the exercise of the voting right of board members, if applicable

No elected member of the Board of Directors shall participate in any meetings at which action is proposed to be taken on matters with respect to which he or she may have or represent an interest conflicting with the interests of the Corporation, and no such member shall have access to information relating thereto.

                c. rules for identification and management of conflicts of interest

The Corporation, its shareholders, directors and officers and members of the Fiscal Council agree that any disputes or controversies that might arise among them, particularly if relating to or caused by the application, validity, effectiveness, interpretation, violation, and the consequences of, any violation of the provisions of the New Market Participation Agreement, New Market Listing Regulations, these Bylaws, any shareholders’ agreements on file at the registered office of the Corporation, the provisions of the Corporations Law, the rules established by the Brazilian National Monetary Council, the Central Bank of Brazil or CVM, the regulations of BOVESPA and any other rules governing the securities market generally, and the Rules of the Capital Market Arbitration Chamber will be settled by an arbitration conducted in accordance with the Rules of the Market Arbitration Chamber.

2.5- Description of the Commitment Clause to settle disputes through arbitration

12.5. Description of the commitment clause to settle disputes through arbitration

According to section 46 of the By Law, the Corporation, its shareholders, directors and officers and members of the Fiscal Council agree that any disputes or controversies that might arise among them, particularly if relating to or caused by the application, validity, effectiveness, interpretation, violation, and the consequences of, any violation of the provisions of the New Market Participation Agreement, New Market Listing Regulations, these Bylaws, any shareholders’ agreements on file at the registered office of the Corporation, the provisions of the Corporations Law, the rules established by the Brazilian National Monetary Council, the Central Bank of Brazil or CVM, the regulations of BOVESPA and any other rules governing the securities market generally, and the Rules of the Capital Market Arbitration Chamber will be settled by an arbitration conducted in accordance with the Rules of the Market Arbitration Chamber.

12.6/8. Identification of Company’s management and members of the fiscal council/12.8. Managers and members of the fiscal council (curricula of the managers and members of the fiscal council)

Name Social Security Number	Age Occupation title	Position held Elective position	Date of administration election Director/Alternate since	Term of office Office was elected by the controller
Other positions and functions at the company
Antônio Augusto de Toni 425.503.279-34 Not applicable	46Foreign Trade Administration	Belongs only to the Executive Officers Vice President for Export Markets	5/26/2011 5/26/2011	2 years No
Fabio Medeiros Martins da Silva 150.892.378-75	44 Engineer	Belongs only to the Executive Officers	5/26/2011 5/26/2011	2 years No
Gilberto Antônio Orsato 356.481.390-04	48 Business Administration	Belongs only to the Executive Officers Vice President for Dairy Products	5/26/2011 5/26/2011	2 years No
Since 1987, working in the administrative area of the Slaughterhouses and Operations Management to be appointed head of Human Resources
José Antônio do Prado Fay 210.397.040-34	56 Mechanical Engineer	Belongs only to the Executive Officers 10 - CEO	5/26/2011 5/26/2011	2 years No
2006-2008 Director of Batavia
Leopoldo Viriato Saboya 196.987.158-00	34 Agronomist Engineer	Belongs only to the Executive Officers Vice President for Finance, Administration and Investor Relations	5/26/2011 5/26/2011	2 years No
He has held positions in strategic planning, corporate finance, capital markets, M & A, project finance, budget and competitive intelligence.

Luiz Henrique Lissoni 005.978.148-30 Not applicable	52 Economist	Belongs only to the Executive Officers	5/26/2011 5/26/2011	2 years No
Nelson Vas Hacklauer 522.156.958-20 Not applicable	58 Business Administrator	Belongs only to the Executive Officers	5/26/20115/26/2011	2 years No
Nilvo Mittanck 489.093.519-34	48 Mechanical Engineer	Belongs only to the Executive Officers	5/26/2011 5/26/2011	2 years No
Wilson Newton de Mello Neto 145.540.608-29	38 Lawyer	Belongs only to the Executive Officers	5/26/2011 5/26/2011	2 years No
Decio da Silva 344.079.289-72	53 Mechanial Enginner	Belongs only to the Board of Directors 27 – Effective independent member	4/29/2011 5/13/2011	2 years No
4/12/2007 – Elected member of Board of Directors of Perdigão SA
Eduardo Fontana d”Ávila 947.648.328-87	56 Civil Engineer	Belongs only to the Board of Directors 23 – Alternate member	4/29/2011 5/13/2011	2 years No
Industrial Director of subsidiary Sadia S.A. 2005-2008 – Vice-Chairman of Board of Directors – subsidiary Sadia S.A.
Gerd Edgar Baumer 005.721.609-68 Not applicable	75 Accountant	Belongs only to the Board of Directors 28 – Alternate independent member	4/29/2011 5/13/2011	2 years No
João José Caiafa Torres 010.570.496-20 Not applicable	70 Business Administrator	Belongs only to the Board of Directors 23 – Alternate member	4/29/2011 5/13/2011	2 years No

Luis Carlos Fernandes Afonso 301.479.484-87	49 Economist	Belongs only to the Board of Directors 27 – Effective independent member	4/29/2011 5/13/2011	2 years Yes
4/12/2007 –Elected member of Board of Directors of Perdigão SA.
Luiz Fernando Furlan 019.489.978-00	63 Chemical Engineer and Business Administrator	Belongs only to the Board of Directors 20 – Chairman of the Board of Directors	4/29/2011 5/13/2011	2 years No

1978-1988 - Member of the Board of Directors of subsidiary Sadia S.A;

1988-1990 - Director of investor relations subsidiary subsidiary Sadia. S.A.;

1991-1992 - Director Vice President of the subsidiary Sadia. S.A.;

1993-2003 - Chairman of the board of the subsidiary Sadia S.A.

Manoel Cordeiro Silva Filho 253.571.747-68	56 Business Administrator	Belongs only to the Board of Directors 27 – Effective independent member	4/29/2011 5/13/2011	2 years No
4/12/2007 – Elected member of Board of Directors of Perdigão SA.
Maurício da Rocha Wanderley 001.911.777-92 Not applicable	40 Economist	Belongs only to the Board of Directors 23 – Alternate member	4/29/2011 5/13/2011	2 years No
Nildemar Secches 589.461.528-34	61 Mechanical Engineer	Belongs only to the Board of Directors 20 – Chairman of the Board of Directors	4/29/2011 5/13/2011	2 years No
1994 to 2007 - Chief Executive Officer of Perdigão SA; 04/12/2007 - Elected Chairman of Board of Directors of Perdigão SA.
Roberto Faldini 070.206.438-68 Not applicable	61 Business Administrator	Belongs only to the Board of Directors 28 – Alternate independent member	4/29/2011 5/13/2011	2 years No

Susana Hanna Stipan Jabra 037.148.408-18 Not applicable	52 Economist	Belongs only to the Board of Directors 28 – Alternate independent member	4/29/2011 5/13/2011	2 years Yes
Walter Fontana Filho 947.648.408-04	56 Economist	Belongs only to the Board of Directors 22 – Effective member	4/29/2011 5/13/2011	2 years No
1994-2005 - Chief Executive Officer of subsidiary Sadia S.A., with previous experience as Vice President and Commercial Director and Commercial Director of Internal Market.
Wang Wei Chang 534.698.608-18	63 Mechanical Engineer	Belongs only to the Board of Directors 28 – Alternate independent member	4/29/2011 5/13/2011	2 years No
1994-2007 - Vice President of Finance, Control and Investor Relations of Perdigao SA; Since 2008 - Senior Advisory of the Board of Directors of Perdigao SA.
Paulo Assunção de Souza 588.584.748-72 Not applicable	57 Lawyer	Belongs only to the Board of Directors 21 – Vice-Chairman of the Board of Directors	4/29/2011 5/13/2011	2 years Yes
Allan Simões Toledo 050.080.458-30 Not applicable	43 Administrator	Belongs only to the Board of Directors 22 – Effective member	4/29/2011 5/13/2011	2 years Yes
Heloisa Helena Silvia de Oliveira 356.627.517-49 Not applicable	55 Economist	Belongs only to the Board of Directors 23 – Alternate member	4/29/2011 5/13/2011	2 years Yes
José Carlos Reis de Magalhães Neto 286.951.128-02 Not applicable	33 Administrator	Belongs only to the Board of Directors 22 – Effective member	4/29/2011 5/13/2011	2 years No
Eduardo Silveira Mufarej 263.395.488-09 Not applicable	34 Administrator	Belongs only to the Board of Directors 23 – Alternate member	4/29/2011 5/13/2011	2 years No

Pedro de Andrade Faria 271-782-078-76 Not applicable	36 Administrator	Belongs only to the Board of Directors 22 – Effective member	4/29/2011 5/13/2011	2 years No
Marcelo Guimarães Lopo Lima 132.483.688-10 Not applicable	36 Administrator	Belongs only to the Board of Directors 23 – Alternate member	4/29/2011 5/13/2011	2 years No
Agenor Azevedo dos Santos 383.239.407-97 Not applicable	54 Accountat and Business Adminsitrator	Fiscal Council 48 – Fiscal Council (Alternate) elected by non-controlling shareholders	4/29/2011 5/13/2011	1 year No
Attilio Guaspari 610.204.868-72	63 Civil Engineer	Fiscal Council 48 – Fiscal Council (Effective) elected by non-controlling shareholders	4/29/2011 5/13/2011	1 year No
04/29/2005 - Elected as a member of the Fiscal Council/Audit Committee.
Manuela Cristina Lemas Marçal 070.977.207-60 Not applicable	37 Economist	Fiscal Council 43 – Fiscal Council (Effective) elected by controlling shareholders	4/29/2011 5/13/2011	1 year Yes
Paola Rocha Ferreira 081.786.107-60 Not applicable	31 Chemical Engineer	Fiscal Council 46 – Fiscal Council (Alternate) elected by controlling shareholders	4/29/2011 5/13/2011	1 year No
Décio Magno Andrade Stochiero 279.497.881-00 Not applicable	47 Administrator	Fiscal Council 43 – Fiscal Council (Effective) elected by controlling shareholders	4/29/2011 5/13/2011	1 year Yes
Tarcisio Luiz Silva Fontenele 265.672.021-49 Not applicable	47 Laywer	Fiscal Council 46 – Fiscal Council (Alternate) elected by controlling shareholders	4/29/2011 5/13/2011	1 year No

Professional Experience / Statement of any convictions

Antônio Augusto de Toni – 425.503.279-34

He was manager and foreign trade director at Chapecó Companhia Industrial de Alimentos and executive director at Chapecó Trading S.A. At Perdigão S.A., he took over as General Officer of the Perdix Business position in April 2007. Foreign Trade administrator from the Universidade do Vale do Rio dos Sinos specialized in Marketing Administration, International Administration and Corporate Finance. He also has an MBA in Agribusiness from FEA - Universidade de São Paulo.

Fabio Medeiros Martins Silva – 150.892.378-75

Degree and Master Degree in Production Engineering from the University of São Paulo, Mr. Fabio Medeiros was manager of The Quaker Oats Co, Director of Booz Allen Hamilton, Director of Strategic Planning of SEARA Foods and Food Service Director at Cargill. He is currently Dairy Product Operations Executive Officer of BRF - Brasil Foods S.A.

Gilberto Antônio Orsato – 351.481.390-04

Company Administrator, graduated from UNOESC (Universidade do Oeste de Santa Catarina), with specialization in Entrepreneurial Management also from UNOESC, in Business Management – STC from the Fundação Dom Cabral and Kellog Business School and an MBA in Business

administration from Universidade de São Paulo - USP. He joined BRF in 1987, working in the Slaughtering Plants’ managerial area and Operations Management until being appointed to head the Human Resources area.

José Antônio do Prado Fay – 210.397.040-04

Chief Executive Officer. Mechanical Engineer from Universidade Federal do Rio de Janeiro with a postgraduate degree in industrial systems at COPPEAD - Universidade Federal do Rio de Janeiro, Petrobrás. He became CEO at Perdigão in October 2008 having held the position of director-general for the Perdigão Business Unit up to then. He has held various posts at leading companies such as Petrobrás, the Bunge Group, Batávia and Electrolux.

Leopoldo Viriato Saboya – 196.987.158-00

Agronomist Engineer with a master’s degree in Applied Economics at ESALQ - Universidade de São Paulo, he has worked at Perdigão since 2001. He has held posts in the areas of strategic planning, corporate finance, capital markets, M&A, project finance, budgeting and competitive intelligence. He took over the chief financial officer’s position of the Company in 2008.

Luiz Henrique Lissoni – 005.978.148-30

Mr. Luiz Lissoni´s degree in Economics and an MBA in Business Management from the University of São Paulo, USP. Mr. Lissoni developed his career in the food sector, with a stint as chairman of the Group Gafor, multi-business conglomerate. Stands out his passages by Coca-Cola, Campbell´s Food and Swift-Armour. He is the Suplly Chain Executive Officer of BRF - Brasil Foods S.A.

Nelson Vas Hacklauer – 522.156.958-20

He has been working at Perdigão since 1983 and has held previous positions as Financial and Investor Relations Officer from 1994 to 1995 and Commercial Officer at Perdigão from 1989 to 1994. He graduated with a degree in Business Management from the Faculdade de Administração de Empresas Campos Salles.

Nilvo Mittanck – 489.093.519-34

Mechanical Engineer, with specialization in Business Management – STC from Fundação Dom Cabral and Kellog Business School and an MBA in Administration from USP. He joined BRF in 1985, holding posts in the areas of engineering, projects, operations, logistics and supply chain until being appointed to his current position as Chief Operating Officer.

Wilson Newton de Mello Neto – 145.540.608-29

Mr. Mello is a Lawyer and Master degree in Law at the Catholic University of São Paulo, PUC-SP. He has extensive experience in complex integration processes. Actually is the Corporate Affairs Executive Officer of BRF - Brasil Foods S.A.

Decio da Silva – 344.079.289-72

Main professional experiences over the last 5 years

Company: WEG S.A.      Designation:  Chief Executive Officer

Functions of the office:  CEO chair the board meetings, oversee and coordinating the action of its members.

Main activity of business: Latin American manufacturer of electric motors and one of the largest in the world.

Company: WEG S.A.      Designation: Chairman of the Board of Directors

Functions of the office:   Chairman of the board of Directors. In addition to the duties of the Board of Directors established by law and the Company Statute, the Chairman shall preside at meetings of the Board and the General Assemblies.

Main activity of business: Leasing para arrendar bens móveis novos, nacionais ou importados.

Company: Iochpe-Maxion S.A Designation: Board Member

Functions of the office:   Member of the Board of Directors, whose duties is the same Board with established by law and the bylaws.

Main activity of business: Automotive and Railway Segment.

Eduardo Fontana d´Àvila – 947.648.328-87

Main professional experiences over the last 5 years

Company: BRF – Brasil Foods S.A.           Designation: Alternate member of the board of Directors

Functions of the office:  Alternate Member of the Board of Directors, whose duties is the same Board with established by law and the bylaws.

Main activity of business: Production and Food Processing.

Company: Sadia S.A.      Designation: Vice-Chairman of the board of Directors

Functions of the office:  Vice-Chairman of the board of Directors. In addition to the duties of the Board of Directors established by law and the Company Statute, the Vice-Chairman shall preside at meetings of the Board and the General Assemblies.

Main activity of business: Production and Food Processing.

Management positions who are or have in public companies

Company: Sadia S.A.      Designation: Vice-Chairman of the board of Directors

Until 2004: Business Director

2005 to 2008: Vice-Chairman of the board of Directors

Gerd Edgar Baumer – 005.721.609-68

Main professional experiences over the last 5 years

Company: WEG S.A.      Designation: Vice-Chairman of the Board of Directors

Functions of the office:   Vice-Chairman of the board of Directors. In addition to the duties of the Board of Directors established by law and the Company Statute, the Vice-Chairman shall preside at meetings of the Board and the General Assemblies.

Main activity of business: Fabricante latino americana de motores elétricos e uma das maiores do mundo.

Company: Marisol          Designation: Vice-Chairman of the Board of Directors

Functions of the office:   Vice-Chairman of the board of Directors. In addition to the duties of the Board of Directors established by law and the Company Statute, the Vice-Chairman shall preside at meetings of the Board and the General Assemblies.

Main activity of business: Garments and knitwear.

Company: Oxford S.A.  Designation:  Vice-Chairman of the Board of Directors

Functions of the office:   Além das atribuições do Conselho de Administração estabelecidas na lei e no Estatuto da Sociedade, cabe ao Conselheiro participar das reuniões do Órgão.

Main activity of business: Garments and knitwear.

João José Caiafa Torres – 010.570.496-20

Main professional experiences over the last 5 years

Company: Telemar Norte Leste S.A.      Designation: Fiscal Council Board Member

Functions of the office:  Responsibilities of the Audit Committee established in Brazilian legislation and the Audit Committee established in the Sarbanes-Oxley.
Main activity of business: Provider of fixed telephony services.

Company: Grupo VIVO - Tele Centro Oeste Celular Participações S.A.  Designation: Fiscal Council board member

Functions of the office:   Responsibilities of the Audit Committee established in Brazilian legislation and the Audit Committee established in the Sarbanes-Oxley.

Main activity of business: Provider of fixed telephony services.

Luis Carlos Fernandes Afonso – 301.479.484-87

Main professional experiences over the last 5 years

Company: BRF – Brasil Foods     Designation: Board Member

Functions of the office:   Member of the Board of Directors, whose duties is the same Board with established by law and the bylaws.

Main activity of business: Production and Food Processing.

Company: Indústrias Romi          Designation: Board Member

Functions of the office:  Member of the Board of Directors, whose duties is the same Board with established by law and the bylaws.

Main activity of business: Máquinas-Ferramenta (máquinas e equipamentos para trabalhar metal por arranque de cavaco), notadamente Centros de Torneamento, Tornos CNC, Tornos Convencionais, Centros de Usinagem e Mandrilhadoras, Máquinas para Plásticos (máquinas e equipamentos para moldar plástico por injeção e por sopro); Peças de ferro fundido cinzento, nodular e vermicular, fornecidas brutas ou usinadas.

Company: Iguatemi Empresa de Shopping Center S.A. Designation: Board Member

Functions of the office:   Member of the Board of Directors, whose duties is the same Board with established by law and the bylaws.

Main activity of business: Full service in the shopping center industry in Brazil.

Company: Fundação Petrobras de Seguridade Social – Petros  Designation: Chief Executive Officer

Functions of the office:  CEO chair the board meetings, oversee and coordinating the action of its members.

Main activity of business: Pension Fund.

Management positions who are or have in public companies

Company: Fundação Petrobras de Seguridade Social – Petros

Designation: Finance and Investment Director

February – May, 2003.

September,2008 – December, 2010.

Luiz Fernando Furlan – 019.489.978-00
Main professional experiences over the last 5 years

Company: BRF – Brasil Foods S.A.           Designation:  Co-Chairman of the board of Directors

Functions of the office:   Co-Chairman of the board of Directors. In addition to the duties of the Board of Directors established by law and the Company Statute, the Co-Chairman shall preside at meetings of the Board and the General Assemblies.
Main activity of business: Production and Food Processing.

Company: Sadia S.A.      Designation:  Chairman of the board of Directors

Functions of the office: Chairman of the board of Directors. In addition to the duties of the Board of Directors established by law and the Company Statute, the Chairman shall preside at meetings of the Board and the General Assemblies.

Main activity of business: Production and Food Processing.

Manoel Cordeiro Silva Filho - 253.571.747-68

Main professional experiences over the last 5 years

Company:BRF – Brasil Foods      Designation: Board Member

Functions of the office:   Member of the Board of Directors, whose duties is the same Board with established by law and the bylaws.

Main activity of business: Production and Food Processing.

Company: BR Educacional           Designation: Sócio Fundador

Functions of the office:  Holds the position of Investor Relations Director and Education Manager at FIP BR.

Main activity of business: Investment Fund

Mauricio da Rocha Wanderley – 001.911.777-92

Main professional experiences over the last 5 years

Company: Fundação Vale do Rio Doce de Seguridade Social – Valia        Designation: Finance and Investment Director

Functions of the office: Investment analysis, business valuation, business opportunities, evaluating market risk and credit investments.

Main activity of business: Pension Fund.

Nildemar Secches – 589.461.528-34

Main professional experiences over the last 5 years

Company: BRF – Brasil Foods S.A.           Designation:  Co-Chairman of the board of Directors

Functions of the office:  Co-Chairman of the board of Directors. In addition to the duties of the Board of Directors established by law and the Company Statute, the Chairman shall preside at meetings of the Board and the General Assemblies.

Main activity of business:  Production and Food Processing.

Company: WEG S.A.      Designation:  Vice-Chairman of the board of Directors

Functions of the office: Member of the Board of Directors, whose duties is the same Board with established by law and the bylaws.

Main activity of business: Latin American manufacturer of electric motors and one of the largest in the world.

Company: Iochpe-Maxion S.A. Designation: Board Member

Functions of the office: Member of the Board of Directors, whose duties is the same Board with established by law and the bylaws.

Main activity of business: Automotive and Railway Segment.

Management positions who are or have in public companies

Company: Perdigão S.A.              Designation: President

1994-2007. 4/12/2007 – Elected Chairmanof the board of Directors.

Company: BNDES            Designation: Director

1987-1990

Company: Iochpe-Maxion          Designation: General Manager

1990-1994

Roberto Faldini – 070.206.438-68
Main professional experiences over the last 5 years
Company: Faldini Investments, and Investment Management Ltda.     Designation: Managing Partner
Functions of the office: Consulting in Corporate Governance, Succession Planning, Mergers and Acquisitions (M & A) and preparation of family businesses to receive and live with new shareholders and institutional investors, including IPO.
Main activity of business: Consulting.

Management positions who are or have in public companies
Company: Books Sicilian S.A.     Designation:  Board of Directors
2001-2004

Company: Hospital July 9 S.A.    Designation:  Board of Directors

2006-2007
Company: CPFL - Companhia Paulista and Power and Light S.A.                               Designation:  Board of Directors
2006-2007
Company: INPAR S.A.   Designation:  Board of Directors

2007-2009
Company: SADIA S.A.    Designation:  Board of Directors

2002-2005 and 2008-2009

Susan Hanna Stiphan Jabra – 037.148.408-18
Main professional experiences over the last 5 years

Company: HJN Consultoria e Assessoria Ltda     Designation: Director

Functions of the office:  Participate of the board meetings.

Main activity of business: Firm specializing in corporate governance and financial studies.

Company: Fundação Petrobrás de Seguridade Social – Petros  Designation: Participative Executive Manager

Functions of the office:  Participate of the board meetings.

Main activity of business: Pension Fund

Walter Fontana Filho – 947.648.408-04
Main professional experiences over the last 5 years

Company: BRF – Brasil Foods S.A.           Designation: Board Member

Functions of the office:   Member of the Board of Directors, whose duties is the same Board with established by law and the bylaws.

Main activity of business: Production and Food Processing.

Company: WTorre Empreendimentos Imobiliários S.A.                                Designation: Board Member

Functions of the office:   Member of the Board of Directors, whose duties is the same Board with established by law and the bylaws.

Main activity of business: Real State.

Company: Algar S.A.                      Designation: Board Member

Functions of the office:   Member of the Board of Directors, whose duties is the same Board with established by law and the bylaws.

Main activity of business: Real State.

Wang Wei Chang – 534.698.608-15
Main professional experiences over the last 5 years

Company: Fibria S.A.     Designation: Board Member

Functions of the office: Member of the Board of Directors, whose duties is the same Board with established by law and the bylaws.

Main activity of business: Florest products.

Company: BRF – Brasil Foods S.A.           Designation: Senior Advisory Council Member

Functions of the office: Member of the Board of Directors, whose duties is the same Board with established by law and the bylaws.

Main activity of business: Production and Food Processing.

Paulo Assunção de Sousa – 588.584.748-72

Company: Brasilcap Capitalização S.A.                   Designation: Chief Executive Officer

Functions of the office:   CEO chair the board meetings, oversee and coordinating the action of its members.

Main activity of business: Solutions in terms of capitalization, contributing to the achievement of dreams and projects of clients and partners.

Management positions who are or have in public companies

Company: Usiminas       Designation: Board Member

4/1/1998 – 4/30/2000.

Allan Simões Toledo – 050.080.458-30

Main professional experiences over the last 5 years

Company: Banco do Brasil           Designation:  Vice-Chief Executive Officer of International area

Functions of the office:   Vice-Chief Executive Officer co-chair the board meetings, oversee and coordinating the action of its members.

Main activity of business: The best solutions in terms of capitalization, contributing to the achievement of dreams and projects of clients and partners.

Company: BB Leasing    Designation:  Chairman of the Board of Directors

Functions of the office:   Chairman of the board of Directors. In addition to the duties of the Board of Directors established by law and the Company Statute, the Chairman shall preside at meetings of the Board and the General Assemblies.

Main activity of business: Leasing.

Heloisa Helena Silvia de Oliveira – 356.627.517-49

Main professional experiences over the last 5 years

Company: Institute Desiderata Designation: Fiscal Council member

Functions of the office:  Responsibilities of the Audit Committee established in Brazilian legislation and the Audit Committee established in the Sarbanes-Oxley.

Main activity of business: Establishment of social investment which operates in two causes: education and pediatric oncology. Our practice focuses on Public Policy. Knowing the question, appreciate the positive aspects, identifying critical control points, collectively seek solutions, to integrate the activities and generate effective results.

José Carlos Reis de Magalhães Neto – 286.951.128-02

Main professional experiences over the last 5 years

Company: Tarpon Investimentos S.A.   Designation: Director and Chairman of the board of Directors

Functions of the office:  Director and Chairman of the board of Directors. In addition to the duties of the Board of Directors established by law and the Company Statute, the Chairman shall preside at meetings of the Board and the General Assemblies.

Main activity of business: Investment Fund.

Company: Marisa Lojas S.A.       Designation: Board Member

Functions of the office:   Member of the Board of Directors, whose duties is the same Board with established by law and the bylaws.

Main activity of business: Store specializing in women's fashion and feminine fashion.

Eduardo Silveira Mufarej – 263.395.488-06

Main professional experiences over the last 5 years

Company: Tarpon Investimentos S.A.   Designation: Director and Board Member

Functions of the office: Member of the Board of Directors, whose duties is the same Board with established by law and the bylaws.

Main activity of business: Investment Fund

Company: Companhia de Tecidos do Norte de Minas   Designation: Board Member

Functions of the office:   Member of the Board of Directors, whose duties is the same Board with established by law and the bylaws.

Main activity of business: Production and marketing of yarns, fabrics, manufacture of textiles in general, the import and export.

Pedro de Andrade Faria – 271.782.078-76

Main professional experiences over the last 5 years

Company: Tarpon Investimentos S.A.   Designation: Executive Vice-President

Functions of the office:  Member of the Board of Directors, whose duties are the same Board with established by law and the bylaws.

Main activity of business: Investment Fund.

Company: Arezzo Indústria e Comércio S.A.      Designation:  Board Member

Functions of the office:   Member of the Board of Directors, whose duties are the same Board with established by law and the bylaws.

Main activity of business: Industry leader in footwear, handbags and women's accessories in Brazil.

Marcelo Guimarães Lopo Lima – 132.483.688-10

Main professional experiences over the last 5 years

Company: Tarpon Investimentos S.A.   Designation:  Executive Vice-President and Board Member

Functions of the office:   Member of the Board of Directors, whose duties is the same Board with established by law and the bylaws.

Main activity of business:  Investment Fund.

Company: Cia. Hering S.A.          Designation: Board Member

Functions of the office:   Member of the Board of Directors, whose duties is the same Board with established by law and the bylaws.

Main activity of business: The largest worldwide manufacturers in Brazil.

Agenor Azevedo dos Santos – 383.239.407-97
Main professional experiences over the last 5 years

Company: Fundação de Assistência e Previdência Social do BNDES – FAPES       Designation: Account Manager

Functions of the office:   Manage and Control Foundation's accounting numbers.

Main activity of business: Pension Fund.

Attilio Guaspari – 610.204.868-72
Main professional experiences over the last 5 years

Company: BRF – Brasil Foods S.A.           Designation: Member of the Fiscal Council / Audit Committee of the BRF - Brazil Foods S.A. since April 2005.

Functions of the office:  Responsibilities of the Audit Committee established in Brazilian legislation and the Audit Committee established in the Sarbanes-Oxley.

Main activity of business: Production and Food Processing.

Manuela Cristina Lemas Marçal – 070.977.207-60

Main professional experiences over the last 5 years

Company: Fundação Petrobras de Seguridade Social – Petros  Designation: Executive Manager for Equity Transactions

Functions of the office:   Manager of an investment portfolio consisting of investments in variable income with long-term profile and investment funds, Private Equity and Venture Capital.

Main activity of business: Pension Fund.Main professional experiences over the last 5 years

Company: Companhia Vale do Rio Doce              Designation: Finance Analyst

Functions of the office:   Management of cash flow for short and long term; financial projection scenarios, Optimization of Treasury operations; Preparation of monthly management report financial performance to the Executive Board; financial feasibility studies for new business opportunities.

Main activity of business: Mining

Company: Grupo Santander Banespa   Designation: Human Resource Analyst

Functions of the office: Reorganization of - mapping, review processes, optimizing the organization's panel of KPI's - coordinated by the McKinsey

Main activity of business: Banking

Décio Magno Andrade Stochiero – 279.497.881-00

Main professional experiences over the last 5 years

Company: Fundação Sistel de Seguridade Social              Designation: Control and Planning Corporate Manager.

Functions of the office:   Foundation Planning manager.

Main activity of business: Electric Energy

Company: Bonaire Participações S.A.    Designation: Board Member

Functions of the office:   Member of the Board of Directors, whose duties is the same Board with established by law and the bylaws.

Main activity of business: Electric Energy

Tarcísio Luiz Silva Fontenele – 265.672.021-49

Main professional experiences over the last 5 years

Company: Fundação Sistel de Seguridade Social – Sistel                              Designation: Legal Manager

Functions of the office:   Coordination and management of all areas of legal Sistel.

Main activity of business: Pension Fund.

Company: Embraer S.A.               Designation:  Fiscal Council Alternate

Functions of the office:  Responsibilities of the Audit Committee established in Brazilian legislation and the Audit Committee established in the Sarbanes-Oxley.

Tarcísio Luiz Silva Fontenele – 265.672.021-49

Main professional experiences over the last 5 years

Company: Fundação Sistel de Seguridade Social – Sistel                              Designation: Legal Manager

Functions of the office:   Coordination and management of all areas of legal Sistel.

Main activity of business: Pension Fund.

Company: Embraer S.A.               Designation:  Fiscal Council Alternate

Functions of the office:  Responsibilities of the Audit Committee established in Brazilian legislation and the Audit Committee established in the Sarbanes-Oxley.

Main activity of business: Aerospace

Name	Type of committee	Position held	Occupation title	Election date	Term of office
Social Security Number	Description of other committees	Description of other positions held	Age	Possession date
Other positions and functions at the company
Agenor Azevedo dos Santos 383.239.407-97 Not applicable	Audit Committee	Committee member (alternate)	Accountant and Business Administrator 54	3/31/2010 3/31/2010	1 year
Attilio Guaspari 610.204.868-72	Audit Committee	Committee Chairman	Civil Engineer 63	3/31/2010 3/31/2010	1 year
4/29/2005 – Elected member of Audit Committee
Ernesto Rubens Gelbcke 062.825.718-04 Not applicable	Audit Committee	Committee member (alternate)	Accountant 66	3/31/2010 3/31/2010	1 year
Jorge Kalache Filho 178.165.217-15	Audit Committee		Civil Engineer 60	3/31/2010 3/31/2010	1 year
4/30/2009 – Elected Member of Audit Committee
Mauricio da Rocha Neves 871.201.867-87 Not applicable	Audit Committee	Committee member (alternate)	Accountant and Business Administrator 41	3/31/2010 3/31/2010	1 year
Osvaldo Roberto Nieto 703.427.418-53	Audit Committee	Committee member (effective)	Accountant 59	3/31/2010 3/31/2010	1 year
4/30/2009 – Elected Member of Audit Committee
Carlos Alberto Cardoso Moreira 534.698.608-15 Not applicable	Other Committee Management Compensation and Executive Development Committee	Committee member (effective)	Business Administrator 50	7/31/2009 7/31/2009	2 years
Decio da Siva 344.079.289-72	Other Committee Governance, Sustainability and Strategy Committee	Committee Chairman	Mechanical Engineer 53	7/31/2009 7/31/2009	2 years
4/12/2007 – Elected Member of the Board of Directors of Perdigão S.A.

Francisco Ferreira Alexandre 534.698.608-15	Other Committee Management Compensation and Executive Development Committee	Committee Chairman	Business Administrator and Lawyer 47	7/31/2009 7/31/2009	2 years
4/22/2003 - Elected Member of the Board of Directors of Perdigão S.A.
José Antonio do Prado Fay 210.397.040-34	Other Committee Governance, Sustainability and Strategy Committee	Committee member (effective)	Mechanical Engineer 56	7/31/2009 7/31/2009	2 years
2006-2008 – Director of Batávia
Leopoldo Viriato Saboya 196.987.158-00	Other Committee Finance and Risk Policy Committee	Committee member (effective)	Agronomic Engineer 34	7/31/2009 7/31/2009	2 years
2001-2008 - He has workedin the corporate finance, capital markets, strategic planning and competitive intelligence areas
Luis Carlos Fernandes Afonso 301.479.484-87	Other Committee Finance and Risk Policy Committee	Committee member (effective)	Economist 49	7/31/2009 7/31/2009	2 years
4/22/2003 - Elected Member of the Board of Directors of Perdigão S.A.
Luiz Fernando Furlan 019.489.978-00	Other Committee Governance, Sustainability and Strategy Committee	Committee member (effective)	Chemical Engineer and Business Administrator 63	7/31/2009 7/31/2009	2 years
1978-1988 - Member of the Board of Directors of subsidiary Sadia S.A; 1988-1990 - Director of investor relations subsidiary Sadia. S.A.
Luiz Fernando Furlan 019.489.978-00	Other Committee Finance and Risk Policy Committee	Committee member (effective)	Chemical Engineer and Business Administrator 63	7/31/2009 7/31/2009	2 years
1978-1988 - Member of the Board of Directors of subsidiary Sadia S.A; 1988-1990 - Director of investor relations subsidiary Sadia. S.A.
Manoel Cordeiro Silva Filho 253.571.747-68	Other Committee Finance and Risk Policy Committee	Committee Chairman	Business Administrator 56	7/31/2009 7/31/2009	2 years
4/12/2007 - Elected Member of the Board of Directors of Perdigão S.A.

Nildemar Secches 589.461.528.34	Other Committee Governance, Sustainability and Strategy Committee	Committee member (effective)	Mechanical Engineer 61	7/31/2009 7/31/2009	2 years
1994 to 2007 - Chief Executive Officer of Perdigão SA; 04/12/2007 - Elected Chairman of Board of Directors of Perdigão SA
Nildemar Secches 589.461.528.34	Other Committee Management Compensation and Executive Development Committee	Committee member (effective)	Mechanical Engineer 61	7/31/2009 7/31/2009	2 years
1994 to 2007 - Chief Executive Officer of Perdigão SA; 04/12/2007 - Elected Chairman of Board of Directors of Perdigão SA
Ricardo Robert Athayde Menezes 118.108.076-20 Not applicable	Other Committee Senior Advisory Council	Committee member (effective)	Journalist 58	12/17/2010 1/1/2011	1 year
Roberto Faldini 070.206.438-68 Not applicable	Other Committee Management Compensation and Executive Development Committee	Committee member (effective)	Business Administrator 61	12/17/2009 12/17/2009	2 years
Wang Wei Chang 534.698.608-15	Other Committee Senior Advisory Council	Committee member (effective)	Mechanical Engineer 63	12/17/2010 1/1/2011	2 years
1994-2007 - Vice President of Finance, Control and Investor Relations of Perdigao SA; Since 2008 - Senior Advisory of the Board of Directors of Perdigao SA.

12.2 – ABRASCA

ABRASCA CODE OF GOOD CORPORATE GOVERNANCE AND PRACTICES FOR PUBLICLY HELD COMPANIES

PREAMBLE

Since its founding, one of the principles of the Brazilian Association of Public Held Companies (Associação Brasileira das Companhias Abertas), or ABRASCA, has been to pursue greater efficiency, modernization and productivity in the Brazilian economy through democratizing capital.

Publicly held companies have democratized their capital, courting shareholders from among the investing public.  The great involvement with the capital markets demands perfecting and developing management, especially with respect to the commitment to transparency, fairness and accountability.  The initiative toward regulation by the publicly held companies themselves reinforces the commitment of member companies to make the ABRASCA’s objectives a reality.

This Code was prepared based on the best practices of corporate governance in Brazil and elsewhere.  The ABRASCA follows a principle-based model of regulation, rather than detailed rules, a trend that has been embodied in international standards of accountability, so as to pursue, above and beyond mere compliance with formalities, observance of the essence of the regulation.

Although the practices envisioned in the Code are widely recognized as good ones, the ABRASCA understands that each company’s degree of development, life cycle, structure of corporate control and other particular circumstances may justify other means of attaining good corporate governance, which accounts for the Code establishing a flexible set of rules.

Based on an approach known as “apply or explain,” this model affords flexibility to Adhering Companies to decide not to apply one or more rules, if they explain the reasons for that decision.  This flexibility is necessary since a single model will not always work for all companies, but rather, may need to be adapted.

In addition, the Code includes recommendations for practices that, given the current stage of corporate governance in Brazil, have not been adopted at a sufficient level to be established as rules.

TABLE OF CONTENTS

CHAPTER 1 – OBJECTIVE AND SCOPE	243
CHAPTER 2 – BOARD OF DIRECTORS	245
CHAPTER 3 – BOARD OF EXECUTIVE OFFICERS	255
CHAPTER 4 – COMPENSATION	261
CHAPTER 5 – INTERNAL CONTROLS AND RISK MANAGEMENT	263
CHAPTER 6 – RELATED-PARTY TRANSACTIONS	267
CHAPTER 7 – CODE OF CONDUCT	270
CHAPTER 8 – CONTROL AND DISCLOSURE OF MATERIAL INFORMATION	271
CHAPTER 9 – RELATIONS WITH THE CAPITAL MARKETS	274
CHAPTER 10 – CORPORATE REORGANIZATIONS	282
CHAPTER 11 – ADHERENCE TO THE CODE	283
CHAPTER 12 – THE ABRASCA SEAL OF GOOD PRACTICES	286
CHAPTER 13 – PENAL TIES	287
CHAPTER 14 – MISCELLANEOUS	288
GLOSSARY	Erro! Indicador não definido.
TABLE OF CONTENTS OF THE ANNEXES	Erro! Indicador não definido.

CHAPTER 1 –  OBJECTIVE AND SCOPE

Basic Principle

This ABRASCA Code of Good Corporate Governance and Practices for Publicly Held Companies (the “Code”) establishes principles, rules and recommendations with the objective of contributing to improving corporate governance practices, to improve investor confidence, facilitate access to the capital markets and reduce the cost of capital, fomenting the sustainability and perenniality of Brazilian publicly held companies, and creating long-term value.

Rules

1.1.  The principles, rules and recommendations in this Code are applicable to the ABRASCA member companies that voluntarily decide to adhere to its precepts.  Adherence will be memorialized through an Instrument of Adherence to the ABRASCA Code of Good Corporate Governance and Practices for Publicly Held Companies.

1.2.  An Adhering Company should disclose in item 12.12 of the Reference Form (Formulário de Referência) the date of adherence and state that it applies the principles and rules established in this Code.

1.3. The application of the principles and rules pursuant to Chapters 1 and 11 to 14 by Signatory Companies is mandatory.

1.4.  Adhering Companies may decide not to apply one or more rules in Chapters 2-10 of this Code, except if required by applicable law or regulation, on the condition that they explain to the their shareholders and investors the reasons for this decision, in item 12.12 of the Reference Form.  The explanation should be drafted in language that is accessible, complete and precise, such that shareholders and the investors may accordingly form their assessment of the Company.

1.5.  The statement discussed in item 1.2 of this Code does not cover recommendations and there is no need to explain the reasons for which an Adhering Company has not applied one or more recommendations.

1.6.  If an Adhering Company decides to cancel its adherence to this Code, it should communicate the cancellation through a letter addressed to the President of the Council on the Corporate Governance of Publicly Held Companies, it being stipulated that at least 2 (two) years shall pass before readherence, counted from the filing of such communication, except in cases of transfers of control or in special fully justified cases, as approved by the Council on the Corporate Governance of Publicly Held Companies.  Cancellation of adherence to the Code should be disclosed immediately through the System for Periodic and Other Reports through a press release or material fact notice, depending on Company administrators’ assessment of materiality, as well as in item 12.12 of the Reference Form, and shall not imply that the company is no longer a member of the ABRASCA.

1.7.  An Adhering Company that decides to cancel its adherence remains obligated to apply the principles and the rules established in this Code, as in effect on the date of filing of the communication cancelling its adherence, for a period of 6 (six) months as of the date of such filing, except (a) in the case of deregistering as a publicly held company or in special fully justified cases, as approved by the Council on the Corporate Governance of Publicly Held Companies, in which the application of one or more principles and rules established in this Code may be waived; (b) in the case of the principles and rules established in Chapter 10, whose period of application will be 1 (one) year as of the date of such filing; or (c) in the case of a change in this Code by the ABRASCA’s Supervisory Board referred to the Shareholders’ Meeting, in which the changes pending approval by the Shareholders’ Meeting will not be deemed to be in effect.

1.8.  Adhering Companies should require all of their Administrators to sign a Consent.  Administrator Consents should be sent to the ABRASCA within 30 (thirty) days of the date of election.

1.9.  In order to preserve and defend faithful application of the principles and rules established in this Code, Administrators of Adhering Companies should, within their respective spheres of action and influence, restrain any acts or omissions that infringe on or conflict with the principles or rules contained herein.

CHAPTER 2 – BOARD OF DIRECTORS

2.1.  Supervision by the Administration

Basic Principle

The role of the board of directors is to establish the Company’s mission, policies and general and strategic objectives, supervise management, and act diligently in the interests of the Company and all shareholders, in order to create long-term value.

Complementary Principles

The board of directors should monitor the conduct of the business and activities of the board of executive officers and risk management, within an organizational structure based on prudence and effective supervision.

Directors should ensure that financial and strategic information is reliable and that financial controls and risk management systems are appropriate and effectively applied, acting diligently, transparently and faithfully to the Company.

The board of directors should also defend the Company’s values and purposes, and should prevent and manage conflicts of interest and make decisions in the best interests of the Company, independent of the individual interests of the shareholders that appointed them.

Rules

2.1.1.  The board of directors should meet at least quarterly.

The Company’s Board of Directors meets monthly and, whenever necessary, deliberates on an extraordinary basis.

2.1.2.     Directors should solicit from the board of executive officers the information necessary to comply with their duties and powers.  The board of executive officers must furnish such information, and directors should seek explanations or more details whenever they deem necessary, and if needed request the opinion of external specialists approved by the board of directors.  The costs of such external specialists should be borne by the Company.

The corporate bodies maintain this flow of decision and analysis of the Company’s processes.

2.1.3.     Directors that disagree with the conduct of the Company’s affairs or with a proposed action should ensure that their disagreement is recorded in the board meeting minutes.  In the case of resignation due to a disagreement, the director should register in writing the reasons motivating their resignation, in a statement to be sent to the chair of the board of directors, requesting that all directors be informed.

All registrations are duly incorporated in the minutes of the Board of Directors meetings.

Recommendations

2.1.4.     It is recommended that the board of directors meeting at least annually without the presence of the Executive Directors, to individually assess the performance of the Company and its chief executive officer and consider the results of the evaluation of the other officers.

The practice is adopted by the Board of Directors, Including meetings with the Internal Audit, Audit Committee and the Fiscal Council in addition to the evaluations of the corporate bodies.

2.1.5.     It is recommended that the Board of Directors approve a formal policy for allocating results, which should be made available on the Company’s website.

Policy approved internally.

2.1.6.     It is recommended that the Company ensure the contracting of civil liability insurance for administrators, with the usual standards of coverage for the Brazilian market.

Applicable and reported in the Company’s explanatory notes.

2.2.  Board Chair

Basic Principle

The board chair is responsible for leading and coordinating the activities of the board of directors, and should ensure that it performs its roles diligently and efficiently.

Complementary Principles

The board chair is responsible for ensuring the correct and consistent flow of information to the board of directors and its Committees, among other responsibilities.

The board chair should also facilitate contributions from all directors, and ensure the good development of relations among board members.

Rules

2.2.1.  The board chair will preside over meetings, align the board’s activities with the interests of the Company and its shareholders, organize the agenda, allocate responsibilities and periods, monitor the processes of evaluating the administration and conduct them in accordance with good corporate governance practices.

Practice fully applied.

2.2.2.  The board chair should ensure that directors have to access such clear and precise information as is needed to assess the matters to be discussed and resolved on in the meetings, at least 2 (two) business days in advance, except in exceptional and justifiable circumstances.

Existing practice with available documents 5 (five) working days prior to the decisions.

2.2.3.  The board of directors should name a secretary, who will be responsible for helping the chair ensure the proper functioning of the board.  All directors should have access to the services of the secretary of the board of directors.

The corporate bodies include an advisor with experience in the corporate, financial, strategic planning, corporate governance, financial control and investor relations areas, having an in depth knowledge of all the  compliance rules of the Brazilian and international regulations.

2.3.  Composition and Evaluation of the Board of Directors

Basic Principle

The board of directors should be formed by members that bring together the qualifications and abilities needed to improve the decision-making process, resolve conflicts of interest and permit the board to exercise its role of supervising the Company’s management.

Complementary Principle

The board of directors should be composed of a number of members that makes it possible to balance distinct abilities and experiences in guiding the business.  Changes in the composition of the board of directors should not cause interruptions in its activities or delays in the process of deciding on matters within its authority.

Rules

2.3.1.     The boards of directors of Companies listed for trading on a Stock Exchange should be composed of at least 5 (five) and at most 11 (eleven) members.

The Company’s Board of Directors is made up of 10 members.

2.3.2.  Boards of directors should have 1 (one) or more Independent Directors who can make decisions when considering matters on which other directors are barred from voting by virtue of conflicts of interest, and thus contribute to improving the decision-making process through an unbiased analysis of the matters to be discussed.  The number of Independent Directors should be suited to the Company’s characteristics, but the board should have at least 1 (one) Independent Director.  The independence of Independent Directors should be noted in the minutes of their election.

The Company has 7 (seven) independent members sitting on its Board of Directors.

2.3.3.     The administration should indicate, in item 12.8 of the Reference Form, the classification of each director in accordance with this Code: Executive Director, Non-Executive Director and Independent Director.

This specification is reported in item 12.8 of the Reference Form.

2.3.4.     The board, as a collegial body, should seek to assemble among its members, among other competencies, knowledge of the business of the Company and finances, capital markets, accounting, corporate law, legal standards and the rules established by regulatory agencies and self-regulatory organizations as applicable to publicly held companies.

In accordance with the Directors’ curriculum, the Board as a corporate body, is made up of professionals with these competencies.

2.3.5.     The Company’s directors should have sufficient available time to assiduously and actively perform their powers, and it is recommended that they not participate in more than 5 (five) boards of directors, excluding, for purposes of calculating the number of boards of directors for each director, participation on the boards of directors of subsidiaries, companies over which the Company has significant influence, parent companies or entities under common control.

The Company’s Directors do not sit on any more than 5 (five) boards.

Recommendations

2.3.6.     It is recommended that the board of directors conduct an annual formal evaluation of its performance, including, further, an assessment of the activities of its Committees.

The Board of Directors conducts a formal annual appraisal.

2.3.7.     The evaluation of the board of directors, if undertaken, should try to show if the board and the directors participate assiduously in examining and debating the matters discussed, contribute to the decision-making process, and demonstrate commitment to exercising their functions.  The assessment of the board should seek to identify the strengths of the board of directors, as well as areas for improvement.

The appraisal’s objective is the improvement in the processes and good practices of corporate governance.

2.3.8.     It is recommended that external specialists participate in assessing the board of directors, to lend objectivity to the process.

The appraisal is undertaken by an outside consultancy which is a specialist in the process.

2.4.  Committees of the Board of Directors

Basic Principle

The board of directors should consider creating advisory committees, so that complex and specialized matters are analyzed in depth.

Complementary Principles

Committees are advisory bodies that formulate proposals and recommendations for the board, after analyzing matters within their competency.

Instituting Committees is not a panacea, and their adoption, as well as the number of committees and their respective compositions and attributes, depend on each Company’s life cycle and characteristics.

Rules

2.4.1.     The board of directors should monitor the activities developed by the Committees and deliberate on the recommendations and opinions presented by them.

The committees are made up of members of the Board of Directors who report the activities involving the body’s meetings.

2.4.2.  The Committees should have a set of internal guidelines approved by the board of directors, containing powers, composition and other functional rules.

The committees’ internal charter, approved by the board of directors, contains the functions, composition and the other rules for functioning.

2.4.3.  The Committees should be composed of at least 3 (three) members, all with knowledge of the matters handled by the advisory body, including at least one specialist in these areas.  The Committees should be chaired by directors, and may also include officers, other employees and external members.  External specialists may also be hired to advise the Committee on the matters to be studied, in which case the board of directors will resolve on a duly supported proposal to hire.

The committees are structured in accordance with the rule.

2.4.4.  At least one Independent Director should participate on the Committee that handles audit matters, if any.

The chairman of the Audit Committee is a professional with recognized knowledge in the accounting, corporate and audit areas and is also a financial specialist.

2.4.5.  Material information obtained by one member of the board of directors or Committee should be timely made available to all the other members of that body.

The corporate bodies disseminate information which is discussed and analyzed through a portal.

2.4.6.  All material the board of directors needs to examine should be made available, whenever possible, together with the recommendations and the opinions of the Committees.

The process takes place in accordance with the rule.

2.4.7.  If the Committee identifies a significant deficiency or material weakness in the Company’s internal controls and risk management systems, the board of directors should immediately evaluate the situation and, if the recommendation of the Committee is approved, demand that the board of executive officers correct such deficiency or weakness.

The Company’s process and policies were established and are followed in accordance with the rule.

Recommendation

2.4.8.  It is recommended that at least one Independent Director participate on Committees that handle internal controls and risk management, conflicts of interest, Related-Party transactions, executive compensation and the nomination of directors.

All the committees are made up of independent and professional directors with recognized competence in the matters concerned.

CHAPTER 3 – BOARD OF EXECUTIVE OFFICERS

3.1.        Management

Basic Principle

Managing the Company’s business is the province of the board of executive officers, which is the body responsible for executing the strategy approved by the board of directors, subject to the limits defined by the board of directors.

Complementary Principle

The chief executive officer is responsible for coordinating the activity of the officers and serving as liaison between the board of executive officers and the board of directors to which it is accountable.

Rules

3.1.1.  Each officer is responsible for their role in the management and is accountable to the chief executive officer and, when solicited, to the board of directors.

Applied practice.

3.1.2.  The chief executive officer, together with the other officers, is responsible for developing, deploying and executing the Company’s operational and financial procedures, in consonance with the policies and limits approved by the board of directors.

Applied practice.

3.1.3.  The chief executive officer and the other officers should ensure compliance with the Code of Conduct and all the policies, limits and resolutions approved by the board of directors.

Applied practice.

3.2.  Appointment of the Officers

Basic Principle

The board of directors is responsible for appointing the Company’s officers, and the choice and election of the officers should be guided by their professional capacity, knowledge and specialization in their respective areas of action.

Rules

3.2.1.  Besides the knowledge for exercising their roles, all officers should know the legal standards and rules established by the regulatory agencies and self-regulatory organizations applicable to publicly held companies, including the standards provided in this Code.

Applied practice.

3.2.2.  Every investor relations officer should respect the terms established in the “Ethical Principles and Code of Professional Conduct for Investor Relations,” prepared by the IBRI, included in Annex 3.2.2.

Applied practice.

Recommendations

3.2.3.  It is recommended that the board of directors establish a plan of succession of the officers, to ensure the perenniality of the Company.

The Company is examining the implementation of a succession plan. The Company’s current chief executive officer was chosen through a succession plan and elected in 2008. The succession plan was announced a year prior to the new CEO taking office in a transparent manner and widely announced to the market.

3.2.4.     It is recommended that item 12.12 in the Reference Form contain a description of the general outlines of the succession plan, if there is one.

3.3.  Evaluation of the CEO and the Board of Executive Officers

Basic Principle

The chief executive officer and the other members of the board of executive officers should be evaluated individually, at least once a year.

Rules

3.3.1.  The board of directors should institute the criteria and procedures for evaluating the chief executive officer and the other members of the board of executive officers, and the evaluation may be conducted by a Committee, if there is one.

The Compensation and Professional Development Committee provides support to the Board of Directors in this process.

Recommendations

3.3.2.     It is recommended that the results of the individual evaluation of the members of the board of executive officers be submitted to the board of directors, if the evaluation is conducted by a Committee.

Applied practice.

3.3.3.  It is recommended that Executive Directors not participate in the evaluations of the chief executive officer, the other officers and the examination of the results of the evaluation of the board of executive officers.

None of the Company’s Executive Directors or Statutory Directors sit on the Board of Directors.

3.4.  Relationship with Stakeholders

Basic Principle

The board of executive officers should ensure that an ethical, transparent and fair relationship with Stakeholders is maintained, and clearly and efficiently disclose its practices for communicating and managing economic, social and environmental risks.

Rules

3.4.1.  The board of executive officers should publish periodic reports on the aspects of the Company’s business activity that are material to Stakeholders, such as the economic and financial information required under legal and regulatory standards, operational performance, corporate initiatives and investments and environmental protection and conservation, relationships with the communities that live close to its operation, management model and corporate governance.

The Company publishes its annual sustainability report in accordance with the rules of the GRI – Global Reporting Initiative.

3.4.2.  The report of the administration and the Reference Form should be utilized to provide material information to Stakeholders, without prejudice to other means of communication.

Applied practice.

Recommendations

3.4.3.     It is recommended that the Company publish a sustainability report along the lines of the Global Reporting Initiative, at least at the level of application.  Ideally, this information should consist of an integrated annual report that contains, besides information derived from the financial statements, information on such themes as Environmental, Social and Corporate Governance (ESG) issues.1

Applied practice.

3.4.4.  It is recommended that virtual channels and other technologies be exploited in pursuit of rapid, efficacious and broad diffusion of information.

Applied practice.

[1]

Information on sustainability reports modeled on the Global Reporting Initiative (GRI) G3 guidelines and application levels may be found in the “Sustainability Reporting Guidelines” and “GRI Application Levels” documents available at http://www.globalreporting.org/NR/rdonlyres/69B73A44-F372-4898-8548-B657BA73F8FF/0/G3_Guidelines_English.pdf, and information on ESG issues may be found in the Principles for Responsible Investment at http://www.unpri.org/principles/.  Information on integrated reporting can be found at http://www.integratedreporting.org/.

CHAPTER 4 – COMPENSATION

Basic Principle

The compensation of the board of executive officers and the board of directors should be structured to align with the Company’s long-term interests and objectives.

Rules

4.1.  The board of directors should ensure that the long-term incentive plans backed by or referenced to shares, such as stock option plans or the like, have established criteria for eligibility, vesting, price, strike period and conditions so as to promote the alignment of plan participants to the long-term interests of shareholders.

Applied practice.

4.2.  The persons that control the decision-making process for the compensation and incentive structure should not also be responsible for its supervision.

Applied practice.

Recommendations

4.3.  It is recommended that the board of directors approve a formal compensation policy for officers and directors.

Applied practice.

4.4.  It is recommended that the board of directors institute a compensation committee.

Applied practice.

CHAPTER 5 – INTERNAL CONTROLS AND RISK MANAGEMENT

Basic Principle

The Company should maintain internal controls and risk management systems that propitiate its sustainability and perenniality.

Complementary Principle

The internal controls should allow the administration to monitor operational and financial processes, as well as risks of noncompliance with the policies and limits established by the board of directors.

Rules

5.1.  The board of directors should approve a policy for internal controls and risk management.

Applied practice. The company also has a specific Department for risk management.

5.2.  The chief executive officer, together with the other officers, is responsible for the internal controls and risk management systems, and will periodically review those systems, identify shortcomings and propose improvements.

Applied practice

5.3.  The internal controls and risk management systems should encourage all persons responsible for monitoring and supervising the operational and financial processes to adopt a preventive, prospective and proactive attitude to risk control.  The persons responsible for executing  tests of internal controls and risk management should timely report to the board of executive officers any noncompliance and/or deficiencies in controls, so that it can adopt preventive, prospective and proactive measures in controlling risk, without prejudice to immediately informing, in situations that place the Company at material risk, the chair of the board of directors or the body competent for such, in accordance with the Company’s rules of governance.

Applied practice. The company has a Risk Management Policy and a system for management and monitoring these processes.

5.4.  The board of directors or the competent body in accordance with the Company’s rules of governance should meet at least annually with the independent auditors, review and discuss the report on deficiencies and recommendations on internal controls issued by the independent auditors and the corresponding responses of the board of executive officers, and deliberate on any modification in or improvement of the internal control systems proposed by the chief executive officer.

Applied practice.

5.5.  The Company should have a department focused on monitoring the efficacy of the internal controls and the observance of prudential rules by all administrators, employees and other collaborators.

Applied practice. The company has established a process of internal controls in accordance with the Sarbanes Oxley rules, also with the certification of these processes.

5.6.  The board of executive officers should facilitate and ensure access to the members of the board of directors and its committees, the fiscal council, the internal and external auditors and the advisory bodies, to the Company’s installations and to the information, files and documents that prove to be necessary to the performance of their functions.

Applied practice.

Recommendations

5.7.        It is recommended that an audit committee or a fiscal council, or both, be formed and installed, and the fiscal council may also perform the roles of an audit committee (the so-called “enhanced fiscal council”).

Applied practice. The company has a Fiscal Council with the functions of an Audit Committee in line with Sarbanes Oxley rules.

5.7.1.     If the Company opts to form an audit committee, it is recommended that it have the powers to: (a) propose to the board of directors the appointment of independent auditors; (b) monitor the results of the Company’s internal audit, and propose to the board of directors the actions needed to improve it; (c) analyze the report of the administration and the financial statements of the Company, and make such recommendations as it believes necessary to the Board of Directors; (d) analyze the quarterly information and the financial statements prepared periodically by the Company; (e) evaluate the effectiveness and sufficiency of the structure of internal controls and the Company’s internal and independent audit processes, and present such recommendations for improving policies, practices and procedures as it believes necessary; (f) evaluate the effectiveness and sufficiency of the systems to control and manage risks, covering legal, tax and labor risks; (g) manifest itself, prior to the board of directors, with respect to the annual report on the Company’s internal controls and corporate risk management systems; (h) opine, at the request of the board of directors, on the proposals of the administrative bodies, to be submitted to the Shareholders’ Meeting, relating to modifying the capital stock, issuing debentures or subscription warrants, capital budgets, distributions of dividends, transformation, merger or spin-off; and (i) opine on the matters submitted to it by the board of directors, as well as on those it deems relevant.

Applied practice.

5.7.2.     It is recommended that the audit committee, if installed, (a) have among its members at least one financial expert and one Independent Director, where the financial expert may be the Independent Director and (b) be composed in its majority by Independent Directors, Non-Executive Directors or external members that fulfill the independence requirements applicable to Independent Directors.

Applied practice.

CHAPTER 6 – RELATED-PARTY TRANSACTIONS

Basic Principle

The board of directors and the board of executive officers should ensure that any Related-Party transactions are contracted strictly on an arm’s-length basis or with appropriate compensatory payment.

Rules

6.1.  The board of directors should approve a Related-Party transaction policy.

Applied practice. The company permits operations with its subsidiaries only, such operations with other related parties not being permitted.

6.1.1.  The Related-Party transaction policy should be made available on the Company’s website.

Not applicable.

6.1.2.     The board of directors, or the competent body, should monitor Related-Party transactions.

Not applicable.

6.2.  The board of executive officers should comply with and execute all the Related-Party transaction policies, as well as the procedures for monitoring and disclosing such transactions.

Not applicable.

6.3.  The board of directors and the board of executive officers should make sure that transactions between the Company and its Related Parties are memorialized in writing and are on a strictly arm’s-length basis or with appropriate compensatory payment, compatible with usual market conditions, if there are any.

Not applicable.

6.4.  If not expressly prohibited in the Company’s bylaws, the board of directors should bar any loans in favor of its parent, shareholders with a material stake in the Company or persons controlled or under the common control of such parent or shareholders, or in favor of any administrator of the persons mentioned above, except in favor of the Company’s subsidiaries or companies over which it has significant influence.

Applied practice, in accordance with the Corporate Bylaws.

6.4.1.     For the purposes of item 6.4, any stake larger than 20% (twenty percent) of the voting stock of the Company is presumed to be “material.”

Applied practice.

6.5.  The board of directors and the board of executive officers should promote broad disclosure to the market of the contracts between the Company and its Related Parties, when the contract constitutes a material act or fact, under the terms of applicable regulation or when disclosing the financial statements.

Not applicable.

Recommendations

6.6.  It is recommended that the board of directors bar the execution of service provision contracts between the Company and Related Parties, which involve remuneration through collection of a management fee.

Applied practice.

6.7.  It is recommended that the board of directors bar the execution of service provision contracts between the Company and Related Parties, which contain a remuneration clause based on a measure of the operational economic performance of the Company, such as invoicing, revenue, operational cash generation (EBITDA), net profit or market value, or that otherwise involves unjustifiable or disproportionate remuneration in terms of the generation of value for the Company.

Applied practice.

6.8.  It is recommended that the board of directors not approve transactions with Related Parties, whenever the vote or opinion of all the Independent Directors, or of all the external members of committees of the board of directors that fulfill the requirements of independence applicable to the Independent Directors, is against it.

Applied practice.

CHAPTER 7 – CODE OF CONDUCT

Basic Principle

The board of directors should ensure that the Company’s administrators, employees and other collaborators observe elevated standards of conduct and ethics.

Complementary Principle

It is a duty of the members of the board of directors to define conduct and ethics standards of administrators, employees and other collaborators, so as to transmit and practice the Company’s culture, principles and values.

It is a duty of the members of the board of executive officers to deploy the policies of conduct and ethics, as established by the board of directors.

Rules

7.1.  The board of directors should establish a code of conduct applicable to administrators, employees and other collaborators, which establishes standards and rules of conduct and ethics, in the spheres of the internal and external relationships of the Company.

Applied practice.

7.2.  The board of executive officers should deploy and execute the code of conduct, as well as the processes of disclosure and supervision of compliance with its rules.

Applied practice.

7.3.  The code of conduct should establish one or more efficient channels to report infractions and make complaints and suggestions, whether by creating an ombudsman or by other equivalent mechanisms.

Applied practice.

CHAPTER 8 – CONTROL AND DISCLOSURE OF MATERIAL INFORMATION

Basic Principle

The administration should adopt control procedures for material information, including a disclosure policy for material acts or facts established by the board of directors, to prevent leaks and insider trading.

Rules

8.1.  The Board of Directors of the Company shall approve a securities trading policy.

Applied practice.

8.2.  The Company shall have a disclosure committee, composed of at least 3 (three) members, headed by the investor relations officer.

Applied practice.

8.3.  The disclosure committee will be responsible for, among other matters:

(a)          directing the Company’s disclosure policy;

(b)          discussing and recommending the disclosure or non-disclosure of material acts and facts and press releases; and

(c)          reviewing and approving, with the participation of at least two members (one of whom shall of necessity be the investor relations officer) the information disclosed to the market, before being published.

Applied practice.

Recommendation

8.4.  It is recommended that the Company  observe CODIM Guidance Pronouncement nº 05 of November 27, 2008, as transcribed in Annex 8.4, which provides prudential procedures and rules for the control of material information.

Applied practice.

CHAPTER 9 – RELATIONS WITH THE CAPITAL MARKETS

9.1.  Dialogue with Shareholders and Other Agents in the Capital Markets

Basic Principle

The administration should ensure that there is a broad, transparent, ethical and efficacious dialogue with shareholders and other agents in the capital markets.

Complementary Principle

The board of directors should make sure there are channels for dialogue that permit the administration to comprehend the considerations and the preoccupations of shareholders and other agents in the capital markets.

Rules

9.1.1.  The chair of the board of directors, the chief executive officer and the investor relations officer should ensure that the administration has an appropriate level of information with respect to the points of view of shareholders and other agents in the capital markets, even though the investor relations officer is the principal person responsible for conducting this dialogue.

Applied practice.

9.1.2.  The investor relations officer and their team should be accessible to shareholders and market agents.

Applied practice.

Recommendation

9.1.3.  It is recommended that the administration utilize the annual shareholders’ meeting to communicate regarding the conduct of the Company’s business.  It is also recommended that the convocation notice or the administration’s manual for the annual shareholders’ meeting include the information that the administration will give a presentation regarding the conduct of the Company’s business.

Applied practice.

9.2.  Conference Call

Basic Principle

The administration should, whenever the importance of the matter so suggests to it, utilize conference calls to facilitate access and interchange between administrators and participants in the capital markets, with the objective of informing them of and clarifying the activities of the Company and its prospects, in favor of timeliness, fairness and transparency.

Recommendation

9.2.1.  It is recommended that conference calls observe CODIM Guidance Pronouncement nº 01 of October 5, 2005, as transcribed in Annex 9.2.1, which provides procedures for those activities.

Applied practice.

9.3.  Periodic Public Presentations

Basic Principle

The administration should assure transparency, timeliness and fairness of the information disclosed to the market through periodic public presentations.

Complementary Principles

Periodic public presentations are an integral part of a transparent relationship with the public, and should be utilized as an efficient means for the Company to provide information on and clarify to the market its past performance and, principally, its outlook.

These meetings may be directed towards specific audiences, such as shareholders, investors, fund administrators, brokers, media and journalists, among others.

Rule

9.3.1.  All presentations should be simultaneously made fully available on the Company’s website.

Applied practice.

Recommendation

9.3.2.  It is recommended that periodic public presentations observe CODIM Guidance Pronouncement nº 02 of July 13, 2007, as transcribed in Annex 9.3.2, which provides procedures for those presentations.

Applied practice.

9.4 Targeted Meetings

Basic Principle

Targeted meetings should use precautions to ensure simultaneous and fair disclosure of any and all material information to all the agents in the capital markets.

Complementary Principles

Holding targeted meetings is permissible as long as they are directed toward a specific audience, which may be limited to an individual or small groups including investors, analysts, media professionals and any other groups that the Company believes are important to its activities.

These targeted meetings should be limited to clarifying for that audience matters that may be more complex, and may or may not use a different approach from what is normally employed.  Any clarification should be limited to the information that is already widely known by the market, and avoid selective or targeted disclosure of material information that has not yet been duly made known to the public.  If any material non-public information is disclosed in these meetings, it should immediately be made public.

Recommendation

9.4.1.  It is recommended that targeted meetings observe CODIM Guidance Pronouncement nº 03 of September 23, 2007, as transcribed in Annex 9.4.1, which provides procedures for those meetings.

Applied practice.

9.5.  Press Releases (Comunicados ao Mercado)

Basic Principle

The administration should issue press releases whenever it deems that greater clarity on matters disseminated in the market in general is needed to facilitate a complete understanding of the information disclosed.

Complementary Principle

The administration should employ the press release to clarify to investors, analysts and the general public the information the Company thinks is important for understanding its past and future performance, and rapidly broadcast it in plain language to minimize the risk of asymmetrical information.

Recommendation

9.5.1.  It is recommended that the Company observe CODIM Guidance Pronouncement nº 06 of March 5, 2009, as transcribed in Annex 9.5.1, which provides procedures for preparing and distributing press releases.

Applied practice.

9.6 Disclosure of Guidance on the Company’s Future Performance

Basic Principle

Company disclosure of any prospective quantitative or qualitative information regarding its future performance (guidance) should be handled with significant care, so as not to generate undue expectations among investors, nor liability imposed by regulatory agencies.

Complementary Principles

The administration may disclose guidance to facilitate an understanding of the expected results, at the Company’s sole discretion.

Guidance practice should seek to close any gap between the administration’s perceptions and the market’s expectations, and orient specific audiences, such as shareholders, investors, media professionals, analysts and other investment professionals, among others.

Providing guidance is optional, but if utilized, the administration should always ensure the fairness, consistency and regularity of the guidance.

Recommendation

9.6.1.  A Company opting to provide guidance should establish a guidance policy, and it is recommended that CODIM Guidance Pronouncement nº 04 of April 17, 2008, as transcribed in Annex 9.6.1, which provides best practices for guidance, be followed.

Applied practice.

9.7 Quiet Period before Public Disclosure of the Financial Statements

Basic Principle

The administration should adopt procedures to safeguard the confidentiality of inside information on results in the period preceding public disclosure of the financial statements, in order to ensure fair disclosure of this information to the market in general.

Complementary Principles

The administration may opt for a quiet period as the board of executive officers and board of directors prepare and approve the financial statements and before delivery of this information to the CVM and to the Stock Exchanges and disclosure to the public, so as to reduce the risk of leaks of this information.

Adopting a quiet period is optional, but if utilized, the administration should always ensure observance of the best practices concerning that period.

Recommendation

9.7.1.  It is recommended that a Company opting for a quiet period during the preparation and approval of the financial statements and before delivery to the CVM and the Stock Exchanges and disclosure to the public, observe CODIM Guidance Pronouncement nº 07 of September 22, 2009, as transcribed in Annex 9.7.1, which provides guidelines for the quiet period before public disclosure of the financial statements.

Applied practice.

CHAPTER 10 – CORPORATE REORGANIZATIONS

Basic Principle

The administration should ensure that all shareholders are treated fairly and equally in any merger, combination, spin-off or other corporate reorganization involving the Company and its subsidiaries or companies over which it has significant influence.

Complementary Principle

Mere compliance with the law does not necessarily ensure observance of the principle of fairness among shareholders.

Rules

10.1.  The start of negotiations regarding any material corporate reorganization should be disclosed to the market immediately, through a material fact notice, unless the Company’s interest requires that the transaction be kept silent.

Applied practice.

10.2.  The administrators, in the context of their fiduciary duties, should take all necessary measures so that the share exchange ratios and other terms and conditions of the transaction are negotiated and contracted on equitable conditions and strictly at arm’s length or with appropriate compensatory payment, in the best interests of the Company and all shareholders.

Applied practice.

Recommendations

10.3.      In corporate reorganizations involving a parent and its subsidiaries or entities under common control, it is recommended that the Company follow CVM Guidance Opinion nº 35 of September 1, 2008.

Applied practice.

10.4.      In corporate reorganizations involving a merger or stock-swap merger in which different values are attributed to the shares issued by a company involved in the operation, depending on its kind, class or title, it is recommended that the Company follow CVM Guidance Opinion nº 34 of August 18, 2006.

Applied practice. The company’s capital stock is made up of common shares only.

CHAPTER 11 – ADHERENCE TO THE CODE

Rules

11.1.      Requests to adhere to this Code will be filed with the Chair of the ABRASCA’s Supervisory Board.  This Chair may grant such request after an analysis by the ABRASCA Technical Team and approval by the Council on the Corporate Governance of Publicly Held Companies.

The Company has signed up to the Abrasca Code.

11.1.1.  The prior analysis by the ABRASCA Technical Team will be waived for adherence requests filed by December 31, 2011, for ABRASCA member companies at the date this Code became effective.

Applied practice.

11.1.2.  Adhering Companies will have a period of: (a) 3 (three) months, as of the effective date of this Code or the date of adherence to it, whichever occurs later, for arranging for the disclosure of the information required in the Reference Form (rules 1.2 and 1.4); (b) 6 (six) months, as of the date of adherence to this Code, to elect 1 (one) or more Independent Directors (rule 2.3.2); and (c) 1 (one) year, also as of the date of adherence to this Code, for formal approval of the policy for internal controls and risk management (rule [5.1], the Related-Party transaction policy (rule 6.1), the code of conduct (rule 7.1) and the securities trading policy (rule 8.1).

Applied practice.

11.2.      Companies should support their requests for adherence to the Code with the following documents:

(a)          a request signed by the Company’s Investor Relations Officer, in accordance with the model included in Annex 11.2(a) to this Code;

(b)          an Adherence Instrument signed by the Company, as per the model included in Annex 11.2(b), as duly represented by officers elected as provided for in the Bylaws;

(c)          the Bylaws in effect, Minutes of the Board of Directors Meeting and other documents that evidence the powers of representation of the officers signing the Adherence Instrument;

(d)          the Consents signed by all the Administrators, conforming to the model included in Annex 11.2(d);

(e)          the corporate acts relating to the election of all the administrators; and

(f)           a copy of the documentation presented to the CVM and the Stock Exchange or over-the-counter market to obtain initial registration as a publicly held company and register the public offering of securities, if applicable.

Applied practice.

11.3.      The ABRASCA will have a non-preclusive period of 15 (fifteen) business days to analyze the request for admission.  The ABRASCA reserves the right to request clarifications or additional information from a company interested in adhering to the Code, and the grant is subject to verification of meeting the formulated demands.

Applied practice.

11.4.      A grant of adherence to the Code does not imply that the ABRASCA has any responsibility for the content of the information provided by the Adhering Company or for the quality of the securities it issues, and the administrators of the Adhering Company are responsible for the truth of the information provided to the ABRASCA and for the authenticity of the documents presented.

Applied practice.

11.5.      Adherence to the Code will be conceded for an indeterminate period.

Applied practice.

11.6.      Adherence to the Code involves the Adhering Company assuming the obligation of paying contributions to the ABRASCA to defray the costs of the corporate governance activities and promotion of good practices that this Code deals with.  The amount of the contributions will be set by the ABRASCA’s Supervisory Board, and may be revised at any time.

Applied practice.

CHAPTER 12 – THE ABRASCA SEAL OF GOOD PRACTICES

Basic Principle

The stamp of the “ABRASCA Seal of Good Practices” is particular to the Adhering Companies, and its sole purpose is to demonstrate the commitment of these companies to comply with and observe the provisions of this Code; the ABRASCA has no responsibility for the content of their publications or for the quality of the Adhering Companies’ securities.

Rule

12.1.  The Adhering Companies may convey the logo of the “ABRASCA Seal of Good Practices” to demonstrate their commitment to comply with and observe the provisions in this Code, in information included in reports, releases, periodic and other information, publications, prospectuses, leaflets or other documents disclosing information, as published in print form or electronically by the Adhering Companies.

Applied practice.

CHAPTER 13 – PENALTIES

Rules

13.1.  Any failure to apply the principles of this Code and the rules provided in Chapters 1 and 11-14 of this Code, or any failure to apply any of the rules provided in  Chapters 2-10 without the correct explanation in the Reference Form, as well as any and all acts or omissions intended, directly or indirectly, to elide the application of the principles or rules in this Code, shall constitute an infraction of this Code, subjecting the Adhering Company and its Administrators, as signers of the Consent, to the penalties provided in the ABRASCA Corporate Governance Procedural Code, which forms Annex 13.1.

13.2.      In the first year of adherence to the Code, a failure to apply the principles and rules provided in Chapters 2-9 shall subject the Adhering Company and its Administrators, as signers of the Consent, exclusively to receipt of a letter to the attention of the Chair of the Board of Directors of the Company with recommendations from the Technical Team to correct the deviations identified, without imposition of the penalties provided for in the ABRASCA Corporate Governance Procedural Code.

CHAPTER 14 – MISCELLANEOUS

Rules

14.1.  This Code may only be amended subject to the specific rules provided in the ABRASCA’s Bylaws for amending corporate governance codes.

14.2.  All persons involved in the corporate governance activity contemplated in this Code, whether members of the Technical Team and other collaborators of the ABRASCA, or representatives appointed by the Adhering Companies or other entities, should keep the information and documents of which they have knowledge due to their functions completely confidential.

14.3.  Adherence to this Code entails automatic adherence to the ABRASCA Corporate Governance Procedural Code, which provides for sanctionary proceedings to investigate noncompliance with the principles and rules established in this Code.

14.4.         This Code enters into effect on August 15, 2011.

14.5.      At the end of the second year of effectiveness, the ABRASCA intends to revise and update this Code.

******

13.1 – Description of the policy or practice of compensation, including non-statutory board.

13.1. Policy and practice of compensation to the directors, officers (whether or not appointed as per bylaws), members of the fiscal council and the committees set forth in bylaws and the audit, risk, financial and compensation committees

a. Objectives of the policy or practice of pay

The remuneration policy of the Company to its directors, including members of the Board, Directors, and statutory and non statutory members of the Audit Committee, is in line with best market practices and management system and corporate governance in order to attract and retain professionals who hold qualifications, competence and profile in line with the characteristics and needs of the business. The remuneration is established based on market research and strategic alignment of the Organization.

The board office has variable remuneration, linked to targets and performance indicators to be achieved in the year. This method promotes the sharing of strategic planning and results in a consistent, transparent and dedicated to the interests of the organization, the executives and shareholders.

b. Composition of Remuneration:

i. description of the elements of remuneration and the objectives of each one

a) Board of Directors:

All Board members earn the same flat compensation which is in line with the legislation and market practices, in addition to reimbursements of all accommodation and transport expenses incurred as a result of performing the duties pertaining to their position. The Chairman and co-Chairman earn higher compensation vis-à-vis other board members, bearing in mind that they carry different responsibilities.

b) Fiscal Committee:

Fiscal committee members earn a flat compensation, in addition to reimbursements of all accommodation and transport expenses incurred as a result of performing the duties pertaining to their position. Compensation is set at the same general meeting that elected them and cannot fall short, for each acting member, of ten percent of the average compensation granted to the Statutory Board, exclusive of benefits and profit sharing schemes.

c) Executive Board

The members of the Executive Board earn flat and variable compensation. The compensation policy is drafted in accordance with the best market practices and the variable compensation is a function of their achievement of the targets, set and approved earlier in the year, and known as short-term incentives.

Additionally, our shareholders approved a long-term stock option plan for BRF’s executive officers (“BRF’s Plan”) March 31, 2010, including recently issued stock or stock in BRF’s treasury.

The BRF Plan aims to attract, retain and motivate executives to create value for the company, in addition to contributing to align their interests to our shareholders’.

This compensation policy encourages the Executive Board to scramble after higher returns while acknowledging their performance and outperformance of pre-designated targets, channeling their attention to those considered critical indicators in the Company’s strategy and bottom line, which ultimately meets shareholders’ interests.

BRF – Brasil Foods S.A. has an Executive Compensation and Development Committee that looks into the strategy of flat and variable compensation to be adopted, issuing recommendations and making adjustments that will later be submitted to the Board’s appreciation and approval.

d) Senior Advisory Board

The members of the Advisory Board are former members of the Executive Board. These professionals offer special advisory services to the Company, and report directly to the CEO. The compensation of Senior Advisory Board members, envisaged and governed by internal regulations, amounts to twenty percent of the monthly flat fees they used to earn when they were executive officers regularly working in the company.

e) Committees

Participants of the permanent advisory committees are members of the Board of Directors and office, and do not receive additional compensation for being participants in these committees.

ii. what is the proportion of each element in the total remuneration

For the Board, the Fiscal and Advisory Committees, the flat fee is 100% of the total compensation, according to previous paragraphs.As for the Statutory Board, the flat fee amounts to an average 56% of the compensation total, with the variable compensation averaging roughly 44%, whenever the set targets are met.

These percentages may fluctuate since they are directly connected to the risks and bottomline envisaged by the Company.

iii. method of calculation and adjustment of each component of remuneration

The compensation of Company Officers is regularly compared to market practices (adopted by large corporations mostly in consumer goods that use structured policies and best practices for human capital management, that offer sound employment conditions throughout the organization and show a balanced compensation breakdown). To this end, specialized consultancies conduct salary surveys and assess the need for adjusting compensation elements, whenever necessary.

The compensation of Board, fiscal committee and statutory board members is set by assembly, taking into account the aforementioned elements.

iv. reasons for the composition of remuneration

The policy adopted by BRF – Brasil Foods S/A, equitably pieces out compensation elements so as to ensure that the best market practices and governance systems are used and the expected results are achieved by means of the variable portion, which encourages the performance and outperformance of pre-designated targets, and leads to risk and profit sharing schemes.

c. key performance indicators that are taken into account in determining each element of remuneration

To determine officers’ variable compensation, their performance against individual and collective targets –  EBITDA and net income – is analyzed.

d. how the remuneration is structured to reflect the evolution of performance indicators

As for the flat compensation, it follows the aforementioned criteria. The variable compensation or the short-term incentive (Annual) is hitched to the Company’s performance indicators (Global Targets) and individual performance indicators (individual targets). However, for program participants to be eligible to the potential amount or a part of it (proportion), global net income and EBITDA figures must reach a minimum threshold pre-designated by the Board, under the penalty of non-payment of any such amounts.

e. how the policy or practice of compensation aligns the interests of the issuer of short, medium and long term

The practice the company has adopted regarding the various compensation elements meets short- , medium- and long-term interests since upon setting the compensation components the interests of both company and officers are aligned. The flat compensation is established according to market practices, as described above, aiming to retain talents and prevent them from looking to other companies for higher salaries. The variable portion that accounts for a significant part of total compensation is hitched to performance indicators attainable within a one-year period.  The purpose here is likewise to pay market rates but, particularly, boost company growth since the established targets, if achieved, will position the company on the growth and return path shareholders wish for. Additionally, the General Shareholders’ Meeting of March 31, 2010, approved a Stock Option Plan for the executives of BRF – Brasil Foods S.A. The plan was set up to boost shareholders’ expectations that their vision and long-term commitment will be instilled in executives, fostering expertise, new competencies and the appropriate behavior to ensure business perpetuation, in addition to reinforcing the attraction and retention of top executives.

f. compensation supported by subsidiaries, controlled companies or controlling shareholders, direct or indirect

Members of the board, the fiscal committee and the statutory board receive no compensation whatsoever from subsidiaries, controlled companies or controlling shareholders, direct or indirect.

g. compensation or benefits hitched to a specific corporate event, such as sale of the Company’s controlling stake

There is no compensation or benefit in connection with any specific corporate event, such as sale of the Company’s controlling stake

13.2. Compensation of the board, statutory board and fiscal committee.

Compensation expected for the current year – 2011
(in Reais)	Board of Directors	Statutary Board	Audit Committee	Total
Members	11	9.00	3.00	23.00
Annual Fix Remuneration
Salary or Pro-labor	4,516,062.03	8,635,039.55	483,334.87	13,634,436.45
Direct and Indirect benefits	0.00	1,046,983.27	0.00	1,046,983.27
Participation in committeess	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00
Variable Remuneration
Bonus	0.00	0.00	0.00	0.00
Participation on results	0.00	6,943,949.62	0.00	6,943,949.62
Participation on meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00
Post-job benefits	0.00	0.00	0.00	0.00
Cessation of exercise of position	0.00	0.00	0.00	0.00
Based on shares	0.00	0.00	0.00	0.00
Total Remuneration	4,516,062.03	16,625,972.44	483,334.87	21,625,369.34

Compensation recognized for the year of 2010
(in Reais)	Board of Directors	Statutary Board	Audit Committee	Total
Members	11.00	8.50	3.00	22.50
Annual Fix Remuneration
Salary or Pro-labor	3,289,566.00	7,626,595.00	349,156.00	11,265,317.00
Direct and Indirect benefits	0.00	1,171,983.00	0.00	1,171,983.00
Participation in committeess	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00
Variable Remuneration
Bonus	0.00	0.00	0.00	0.00
Participation on results	0.00	6,910,981.74	0.00	6,910,981.74
Participation on meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00
Post-job benefits	0.00	0.00	0.00	0.00
Cessation of exercise of position	0.00	2,640,561.03	0.00	2,640,561.03
Based on shares	0.00	0.00	0.00	0.00
Total Remuneration	3,289,566.00	18,350,120.77	349,156.00	21,988,842.77

Compensation recognized for the year of 2009
(in Reais)	Board of Directors	Statutary Board	Audit Committee	Total
Members	10.00	8.00	3.00	21.00
Annual Fix Remuneration
Salary or Pro-labor	2,645,590.13	6,294,357.00	325,381.00	9,265,328.13
Direct and Indirect benefits	0.00	2,093,392.00	0.00	2,093,392.00
Participation in committeess	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00
Variable Remuneration
Bonus	0.00	0.00	0.00	0.00
Participation on results	0.00	3,896,945.60	0.00	3,896,945.60
Participation on meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00
Post-job benefits	0.00	0.00	0.00	0.00
Cessation of exercise of position	0.00	4,484,437.50	0.00	4,484,437.50
Based on shares	0.00	0.00	0.00	0.00
Total Remuneration	2,645,590.13	16,769,132.10	325,381.00	19,740,103.23

Compensation recognized for the year of 2008
(in Reais)	Board of Directors	Statutary Board	Audit Committee	Total
Members	8.00	10.00	3.00	21.00
Annual Fix Remuneration
Salary or Pro-labor	1,577,234.00	11,373,184.00	311,487.00	13,261,905.00
Direct and Indirect benefits	0.00	6,450,427.82	0.00	6,450,427.82
Participation in committeess	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00
Variable Remuneration
Bonus	0.00	0.00	0.00	0.00
Participation on results	0.00	3,655,889.22	0.00	3,655,889.22
Participation on meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00
Post-job benefits	0.00	0.00	0.00	0.00
Cessation of exercise of position	0.00	0.00	0.00	0.00
Based on shares	0.00	0.00	0.00	0.00
Total Remuneration	1,577,234.00	21,479,501.04	311,487.00	23,368,222.04

13.3. Variable compensation for the past three years and that established for the current year for the board of directors, officers appointed as per bylaws and advisory board

Compensation expected for the current year - 2008
(in Reais)	Board of Directors	Audit Committee	Statutary Board	Total
Number of members	9	3	10	22
Regarding bonus
i - Minimum value forecasted on the remuneration plan	N/A	N/A	N/A	N/A
ii - Maximum value forecasted on the remuneration plan	N/A	N/A	N/A	N/A
iii - Forecasted value on the remuneration plan, if established targets are reached	N/A	N/A	N/A	N/A
iv - Effective value reconized on the results of the exercise	N/A	N/A	N/A	N/A
Regarding participation on the results
i - Minimum value forecasted on the remuneration plan	N/A	N/A	-	-
ii - Maximum value forecasted on the remuneration plan	N/A	N/A	Note [1]	Note [1]
iii - Forecasted value on the remuneration plan, if established targets are reached	N/A	N/A	3,793,014.83	3,793,014.83
iv - Effective value reconized on the results of the exercise	N/A	N/A	3,655,889,22	3,655,889,22

1 For results above the target, the potential of maximum gain is calculated proportionally to the generated result.

Compensation recognized for the year of 2009
(in Reais)	Board of Directors	Audit Committee	Statutary Board	Total
Members	10	3	8	21
Regarding bonus
i - Minimum value forecasted on the remuneration plan	N/A	N/A	N/A	N/A
ii - Maximum value forecasted on the remuneration plan	N/A	N/A	N/A	N/A
iii - Forecasted value on the remuneration plan, if established targets are reached	N/A	N/A	N/A	N/A
iv - Effective value reconized on the results of the exercise	N/A	N/A	N/A	N/A
Regarding participation on the results
i - Minimum value forecasted on the remuneration plan	N/A	N/A	-	-
ii - Maximum value forecasted on the remuneration plan	N/A	N/A	Note [1]	Note [1]
iii - Forecasted value on the remuneration plan, if established targets are reached	N/A	N/A	5,651,098.63	5,651,098.63
iv - Effective value reconized on the results of the exercise	N/A	N/A	3,896,945.60	3,896,945.60

1 For results above the target, the potential of maximum gain is calculated proportionally to the generated result.

Compensation recognized for the year of 2010
(in Reais)	Board of Directors	Audit Committee	Statutary Board	Total
Members	0	0	11	11
Regarding bonus
i - Minimum value forecasted on the remuneration plan	N/A	N/A	N/A	N/A
ii - Maximum value forecasted on the remuneration plan	N/A	N/A	N/A	N/A
iii - Forecasted value on the remuneration plan, if established targets are reached	N/A	N/A	N/A	N/A
iv - Effective value reconized on the results of the exercise	N/A	N/A	N/A	N/A
Regarding participation on the results
i - Minimum value forecasted on the remuneration plan	N/A	N/A	-	-
ii - Maximum value forecasted on the remuneration plan	N/A	N/A	Note [1]	Note [1]
iii - Forecasted value on the remuneration plan, if established targets are reached	N/A	N/A	6,816,739.70	6,816,739.70
iv - Effective value reconized on the results of the exercise	N/A	N/A	6,910,981.74	6,910,981.74

Compensation recognized for the year of 2011
(in Reais)	Board of Directors	Audit Committee	Statutary Board	Total
Members	0	0	9	9
Regarding bonus
i - Minimum value forecasted on the remuneration plan	N/A	N/A	N/A	N/A
ii - Maximum value forecasted on the remuneration plan	N/A	N/A	N/A	N/A
iii - Forecasted value on the remuneration plan, if established targets are reached	N/A	N/A	N/A	N/A
iv - Effective value reconized on the results of the exercise	N/A	N/A	N/A	N/A
Regarding participation on the results
i - Minimum value forecasted on the remuneration plan	N/A	N/A	-	-
ii - Maximum value forecasted on the remuneration plan	N/A	N/A	Note [1]	Note [1]
iii - Forecasted value on the remuneration plan, if established targets are reached	N/A	N/A	6,591,732.00	6,591.732.00
iv - Effective value reconized on the results of the exercise	N/A	N/A	-	-

1 For results above the target, the potential of maximum gain is calculated proportionally to the generated result.

13.4. Stock-based compensation plan for the directors and officers appointed as per bylaws valid for the past and current years

a.       terms and general conditions

                The Stock Option Plan of BRF – Brasil Foods S.A. approved by the General Shareholders’ Meeting of March 31, 2010, is made up of 2 instruments:  the “Stock Option Plan” and the “Additional Stock Option Plan”, targeted at the statutory or non-statutory officers of BRF – Brasil Foods S.A. and/or of BRF’s controlled companies.

                The first instrument will be based on the Stock Option concept, by which the company grants executives the right (not the obligation) to buy outstanding shares at pre-designated prices (strike price) and terms.

                The second instrument, optional, provides for the distribution of Stock Options according to the ratio between the amount an eligible participant would spend to buy company stock on the stock exchange where the company trades and the net amount received under the profit sharing scheme by Beneficiaries of the Company or Controlled Company, as applicable, in the year of acquisition.

                It is up to the Board to approve the list of participating officers and the number of options to be distributed yearly, and such approval is subject to achievement of the bottomline previously established by the Company and appreciation of the stock price. Participation in one distribution cycle is no guarantee of participation in future distribution cycles.

                By the calculation method used to determine the number of stock options in the first “Stock Option Plan” instrument, as Company stock appreciates according to expectations during the stipulated vesting period, the resulting gain shall be equivalent to the target reward the executive is entitled to. By this concept, Participants will only tap their full gain potential if shareholders’ expectation of stock appreciation materializes.

Under the second instrument, “Additional Stock Option Plan”, the number of options to be distributed to each participant will result from the ratio between the amount an eligible participant would spend to buy company stock through a broker on the stock exchange where the company trades and the net amount received under the profit sharing scheme by Beneficiaries of the Company or Controlled Company, as applicable, in the year of acquisition, as follows:

•      The beneficiaries that spend amounts equal to or in excess of 50% of their net profit sharing value will be granted options equivalent to twice the number of shares.

•      The beneficiaries that spend amounts equal to or in excess of 25% and lower than 50% of their net profit sharing value will be granted options equivalent to the same number of shares.

•      The beneficiaries that spend amounts short of 25% of their net profit sharing value will be granted options equivalent to half the number of shares.

                Plan participants shall sign with the Company individual option contracts, by which they acquire the right to the stock options issued by the company. This right is personal and inalienable.

                Management of the plan is up to the Company’s Board, observing the applicable legal requirements and the maximum dilution limits approved by the Shareholders’ Meeting. The Board is entitled to resort to the Executive Compensation and Development Committee for advice.

Still as a result of the material Fact of May 19, 2009, regarding the Association Agreement between Sadia S.A. and Perdigão S.A. (BRF), and, the General Meeting held August 1,8 2009, which authorized the merger of the totality of Sadia S.A.’s ordinary and preferred stock  into the Company, the options distributed but not yet exercised by Sadia S.A. executives shall be taken over by the Company as per the terms approved by BRF – Brasil Foods S.A. General Shareholders’ Meeting of March 31, 2010.  The Stock Option Plan issued by Sadia S.A. is on hold.

b.      key objectives of the plan

                BRF – Brasil Foods Plan has the following objectives: (a) attract, retain and motivate Participants; (b) create value for Company shareholders; and (c) encourage an entrepreneurial vision of the business.

c.       how the plan contributes to these objectives

                BRF – Brasil Foods S.A., by offering an exclusive and competitive investment opportunity to its executives, hopes to align the initiatives of those participating in the Long-term Stock Option plan with the vision of Company shareholders and investors, hitching officers’ long-term variable compensation to the perpetuation of the business, and therefore fostering their commitment and sustainable interest.

d.      how does the plan fit the issuer’s compensation policy

                The Stock Option Plan aims to supplement the compensation package offered to executives, reinforcing attraction and retention of key executives, according to item 13.1.

e.      how does the plan align officers’ and issuer’s interest in the short, medium and long terms

                The Stock Option Plan will boost shareholders’ and investors’ expectations that their vision and long-term commitment will be instilled in executives, fostering expertise, competencies and appropriate behavior to ensure business perpetuation.

                The options distributed in both contracts may only be exercised as of one (01) year from the date of distribution at the maximum ratio of 1/3 of the options each year, up to 5 years, and beneficiaries are committed to the constant appreciation of stock prices over the short, medium and long term.

f.        maximum number of shares included

                The maximum number of shares that can be allocated to a stock option distribution, taking into account every plan in the Company, amounts to 2% of BRF – Brasil Foods S.A.’s total shares outstanding, for a total 17,449,464  shares on the date this reference document was drawn up..

g.       maximum number of options to be distributed

                The maximum number of options to be distributed shall not exceed the maximum number of shares that can be allocated to a stock option distribution, taking into account every plan in the Company, equivalent to 2% of BRF – Brasil Foods S.A.’s total shares outstanding, for a total 17,449,464 shares on the date this reference document was drawn up.

h.      conditions for acquisition of shares

                To acquire shares, according to the distribution contracts, Beneficiaries shall observe the vesting period as described in letter “J” of this document. After the vesting period is up and if Beneficiaries are interested in exercising their right, they should do so by express written notification.

                If there are no legal impediments, at the ordinary meeting of the month immediately following receipt of this Exercise Notification, the Board will carry out the respective increase in the Company’s capital stock, within the limits of the authorized capital; or will perform all the acts required to authorize the private placement of the Shares kept in the treasury so as to grant Participants the Shares relating to the options they have exercised.

                The Company will perform all the necessary acts to register the Shares subscribed or acquired by Participants with the financial institution responsible for the bookkeeping of the Shares.

                The Shares acquired or subscribed shall earn dividends and other proceeds as if they had been acquired on the same date at BMF&Bovespa.

                Exercise of the option performed according to the terms herein shall be formalized by execution of a Subscription Agreement; a Stock Purchase Agreement; or any other document required by the Board and/or the financial institution responsible for the bookkeeping of the Shares, which shall compulsorily contain the following information: (a) the amount of Shares acquired or subscribed; (b) the Strike Price; and (c) the means of payment.

                Beneficiaries may effect payment up to five (05) business days following registration of the Shares on their behalf, and have the choice of using the net proceeds ( after tax ) from trading the Shares acquired through the option exercise to pay up the Strike Price.

i.        criteria to set the acquisition or strike price

                The strike price of stock options shall be set by the Board and be equivalent to the stock average closing price on the 20 trading sessions prior to execution of the Distribution Contract. This rule applies to both plans:  “Stock Option Plan” and “Additional Stock Option Plan”.

                The strike price will be monthly restated by the Consumer Price Index (IPCA), or any other index the Board chooses to use from the date of distribution to the month prior to submission by Beneficiaries of the Option Exercise Notification.

j.        criteria to set the option term

                Among the criteria to set the option term are market practices and a reasonable time window so as to allow the Shares held by the Beneficiaries to have an impact on the business in terms of growth and price appreciation. This rule applies to both plans:

                The Options distributed under the terms of the Stock Option Plan may be exercised by Participants observing the minimum vesting period designated below:

(a) Up to one-third ( 1/3) of the Options total may be exercised after one (01) year from execution of the Distribution Contract;

(b) Up to two-thirds (2/3) of the Options total may be exercised after two (2) years from execution of the Distribution Contract; and

(c) All the Options may be exercised after three (3) years from execution of the Distribution Contract.

                Following the aforementioned minimum terms, which can be extended at the sole discretion of the Board in the Distribution Contract, the Exercisable Options will be considered Mature Options and hence Beneficiaries will have acquired the right to strike them at their discretion, observing the maximum expiration date.

                The Options distributed under the terms of the Additional Stock Option Plan may be exercised by Beneficiaries, observing the following provisions:

(a) Up to one-third ( 1/3) of the Options total may be exercised after one (01) year from execution of the Additional Stock Option Contract;

(b) Up to two-thirds ( 2/3) of the Options total may be exercised after two (02) years from execution of the Additional Stock Option Contract; and

(b) All the Options may be exercised after three (3) years from execution of the  Additional Stock Option Contract.

k.       settlement

                To meet the need for Options and pursuant to the legislation and specific regulations (particularly CVM ruling 390/03 and Law 6.404/76, including changes)  the Board may press ahead and issue new Shares within the limits of the authorized capital or privately place the Shares in the treasury.

l.        restrictions on Share transfers

                The Shares acquired or subscribed according to the rules in the  “Stock Option Plan” and the “Additional Stock Option Plan” and individual distribution contracts are not subject to any restriction period so that  Beneficiaries are free to trade them at any time.

m.    criteria and events that can lead to suspension, changes or dismissal of the plan

                In the event of corporate restructuring, either through mergers, takeovers or changes to the Company, or still if the Company retires from the Novo Mercado segment, the Board shall decide upon the effects of this corporate restructuring on the Options distributed by that date.

                And, in the event of a change in the number of Shares, either by stock grouping, stock split or stock dividend distribution, the Options and the strike price may be equally adjusted, at the discretion of the Board, to avoid any distortions and losses to the Company and/or Beneficiaries.

n.      effects of officers’ departure from the issuer’s entities on their rights under the stock compensation plan

                According to the “Stock Option Plan” and the  “Additional Stock Option Plan ” the rules on departure from the company by severance are the following:

1. In the event of voluntary departure or severance without just cause, Mature Options will have their term brought forward and must be exercised within at most thirty (30) days from the severance notice;  the Options yet to mature will be canceled.

2. In the event of severance with just cause, all the Options distributed among the Beneficiaries, including but not limited to Mature Options, will be canceled as of the severance notice.

3. The Options canceled according to  provisions 1 and 2 above will not  grant Beneficiaries any rights of indemnity .

4. The Distribution Contracts or the Additional Stock Option Contracts will be terminated as of the date of severance of the Beneficiaries and this termination will not grant Beneficiaries any rights of indemnity .

5. The aforementioned provisions will not apply to statutory officers that failed reelection to their respective positions,  as long as they still remain on the staff of the Company and/or Controlled companies, in which case the Distribution Contracts or Additional Stock Option Contracts, as applicable, will remain  in force and keep the same terms and conditions.

                  In cases of disability or nondisability retirement of the Beneficiaries, the Maturing Options may be exercised within the option  term as per the Distribution Contract ou the Additional Stock Option Contract, as applicable; and the Options yet to mature will be automatically brought to maturity, becoming immediately exercisable within the option term set in the Distribution Contract or the Additional Stock Option Contract, as applicable.

                In the event of Beneficiaries’ death, the Options will pass on to their heirs and/or legatees, and the Maturing Options may be exercised within a new option term of twelve (12) months starting on the date of the Beneficiaries’ death ; and the Options yet to mature will be immediately brought to maturity, becoming exercisable within the term of twelve (12) months starting on the date of the Beneficiaries’ death.

13.5. Shares or quotas directly or indirectly held in Brazil or abroad and other securities convertible into shares or quotas, issued by the Company, its direct or indirect controlling shareholders, controlled or under common control companies, by directors, officers appointed as per bylaws and members of the supervisory board grouped by body, on the date of end of the last fiscal year

Shareholders	Common Shares	%
Major shareholders (*)	245,817,350	28.17%
Board of directors	13,803,858	1.58%
Management	77,166	0.01%
Fiscal Council	-	-
Treasury Shares	727,972	0,08%
Other Shareholders	612,046,900	70.15%
	872,473,246	100.00%
Outstanding shares on the market	612,046,900	70.15

Basis of 5/20/2011

Issuer of shares: BRF - Foods Brazil SA, a publicly held company, registered under CNPJ number 01.838.723/0001-27.

13.6. Stock-based compensation recognized in the profit or loss for the past three fiscal years and that established for the current fiscal year, for the board of directors and statutary boardappointed as per bylaws

Year: 2008	Board of Directors	Audit Committee	Statutary Board
b. members	0	0	0
c. in relation to each granting of stock options
i. date granted	N/A	N/A	N/A
ii. quantity of options granted	N/A	N/A	N/A
iii. time before options become exercisable	N/A	N/A	N/A
iv. duration of the restriction on share transfer	N/A	N/A	N/A
v . weighted average exercise price of each of the following categories of option:
- open at the beginning of the fiscal year	N/A	N/A	N/A
- lost during the fiscal year	N/A	N/A	N/A
- exercised during the fiscal year	N/A	N/A	N/A
- expired during the fiscal year	N/A	N/A	N/A
d. fair value of the options on the date granted	N/A	N/A	N/A
e. potential dilution in the event all the options granted are exercised	N/A	N/A	N/A

Year: 2009	Board of Directors	Audit Committee	Statutary board
b. members	0	0	0
c. in relation to each granting of stock options
i. date granted	N/A	N/A	N/A
ii. quantity of options granted	N/A	N/A	N/A
iii. time before options become exercisable	N/A	N/A	N/A
iv. duration of the restriction on share transfer	N/A	N/A	N/A
v . weighted average exercise price of each of the following categories of option:
- open at the beginning of the fiscal year	N/A	N/A	N/A
- lost during the fiscal year	N/A	N/A	N/A
- exercised during the fiscal year	N/A	N/A	N/A
- expired during the fiscal year	N/A	N/A	N/A
d. fair value of the options on the date granted	N/A	N/A	N/A
e. potential dilution in the event all the options granted are exercised	N/A	N/A	N/A

Year: 2010	Board of Directors	Audit Committee	Statutary Board
b. members	0	0	8
c. in relation to each granting of stock options
i. date granted	N/A	N/A	5/3/2010
ii. quantity of options granted	N/A	N/A	555,000
iii. time before options become exercisable	N/A	N/A	2011 - 1/3 of the Shares 2012 - 2/3 of the Shares 2013 - 3/3 of the Shares
iv. duration of the restriction on share transfer	N/A	N/A	N/A
v . weighted average exercise price of each of the following categories of option:			-
- open at the beginning of the fiscal year	N/A	N/A	-
- lost during the fiscal year	N/A	N/A	-
- exercised during the fiscal year	N/A	N/A	-
- expired during the fiscal year	N/A	N/A	-
d. fair value of the options on the date granted	N/A	N/A	R$7.77
e. potential dilution in the event all the options granted are exercised	N/A	N/A	0.06% of the Company Ordinary Shares

Year: 2011	Board of Directors	Audit Committee	Statutary Board
b. members	0	0	9
c. in relation to each granting of stock options
i. date granted	N/A	N/A	5/2/2011
ii. quantity of options granted	N/A	N/A	919,340
iii. time before options become exercisable	N/A	N/A	2011 - 1/3 of the Shares 2012 - 2/3 of the Shares 2013 - 3/3 of the Shares
iv. duration of the restriction on share transfer	N/A	N/A	N/A
v . weighted average exercise price of each of the following categories of option:			-
- open at the beginning of the fiscal year	N/A	N/A	-
- lost during the fiscal year	N/A	N/A	-
- exercised during the fiscal year	N/A	N/A	-
- expired during the fiscal year	N/A	N/A	-
d. fair value of the options on the date granted	N/A	N/A	R$11.36
e. potential dilution in the event all the options granted are exercised	N/A	N/A	0.11% of the Company Ordinary Shares

13.7. Outstanding options for directors and officers appointed as per bylaws at the end of the last fiscal year

2011	Board of Directors	Statutory Board
Year of award		2010	2011
b. number of members		8	9
c. related to the options still non-exercisable
i – quantity		555,000	919,340
ii – date that it will become exercisable		185,000 in 5/3/2011 185,000 in 5/3/2012 185,000 in 5/3/2013	306,447 in 5/3/2011 306,447 in 5/3/2012 306,447 in 5/3/2013
iii – deadline for the exercise option		5/2/2015	5/1/2016
iv – transfer of shares restriction time		NA	NA
v – weighted average price of the exercise[2]
vi – options fair value in the last day of the fiscal year[3]		R$ 9.58	R$ 9.62
d. related to the exercisable options[1]
i – quantity		185,000
ii – deadline for the exercise option		5/2/2015
iii – transfer of shares restriction time		NA
iv – weighted average price of the exercise
v – options fair value in the last day of the fiscal year[3]		R$ 9.58
vi – total options fair value in the last day of the fiscal year		R$ 1,772,300.00

1.According to regulation of the stock option plan, options may only be exercised within 30 days following the release of annual results or after the announcement of third quarter results;
2.The price of the shares of the Company considered in calculating the value of their options is the market value basis for calculating the exercise price;
3. Used the date of 05/27/2011.

13.8. Options exercised and shares delivered under the stock-based compensation plan for the directors and officers appointed as per bylaws in the past three fiscal years

                Up to December 31, 2010, no options had been exercised or delivered to the Board and the statutory board.

13.9. Information necessary to understand the data disclosed in items 13.6 to 13.8 (including the method of pricing the shares and options), indicating:

a.   pricing model

The Black-Scholes-Merton model was used to price the Options under the Stock Option Plan of BRF Brasil Foods S.A.

b.  data and assumptions used in the pricing model, including the average weighted price of the shares, strike price, expected volatility, life of the options, expected dividends and risk free interest rate.

Bearing in mind that the amounts relating to the 2010 distribution cycle refers to delivery performed up to the day this document was drawn up, the following assumptions were used to price the options under BRF’s Stock Option Plan:

✓  Share price: the closing price on the trading day immediately prior to the grant date (BMF&BOVESPA - ticker BRFS3);

✓  Strike Price: result from the average closing price (BMF&BOVESPA – ticker BRFS3) of the last 20 trading sessions prior to the date of distribution of the options, restated by the IPCA;

✓  Option duration: The Options distributed under the terms of the Stock Option Plan may be exercised by Participants observing the minimum vesting period designated below: (a) Up to one-third ( 1/3) of the Options total may be exercised after one (01) year from execution of the Distribution Contract; (b) ) Up to two-thirds (2/3) of the Options total may be exercised after two (2) years from execution of the Distribution Contract; (c)  All the Options may be exercised after three (3) years from execution of the Distribution Contract; and (d) The maximum term is five (5) years after distribution for exercising the options;

✓  Risk Free Rate: The risk-free rate of return of choice is the NTN-B (Brazilian Treasury Note) available on the date of pricing and holding the same maturity as the options;

✓  Dividend yield: Company’s dividend distribution track record over the past 4 years was taken into account; and

✓  Volatility of the company’s par shares: for this item, taking into account (a) the merger between Perdigão S.A. (BRF) and Sadia S. A. May 19, 2009 and (b) the merger of shares performed by the companies September 22, 2009; further considering the going accounting standards (CPC10,B13, B25-b and B26), which provide guidance on calculation in specific situations with indicators that may imply that amounts based on non-adjusted historic data are relatively poor predictions on the future; BRF weighted the track record of the Company’s nominal shares against that of a pool of similar entities with different weights to set the volatility rate.

c. method used and assumptions made for incorporating the expected effects of early exercising.

According to the pricing methodology of the options at hand (Black-Scholes-Merton) and the features of BRF’s Stock Option Plan no assumptions were used to incorporate the effects of early strikes.

d. manner of determining expected volatility.

Taking into account (a) the merger between Perdigão S.A.  (BRF) and Sadia S.A. May 19, 2009 and (b) the merger of shares performed by the companies September 22, 2009; further considering the going accounting standards (CPC10,B13, B25-b and B26), which provide guidance on calculation in specific situations with indicators that may imply that amounts based on non-adjusted historic data are relatively poor predictions on the future; BRF weighted the track record of the Company’s nominal shares against that of a pool of similar entities with different weights to set the volatility rate.

e. if any other characteristic of the option was incorporated in its fair value.

Not applicable.

13.10 - Information on pension plans granted to members of the board of directors and executive officers.

13.10. Prevailing private pension plans granted to directors and officers appointed as per bylaws

	Board of Directors	Executive Officers
b. number of members	N/A	09
c. Plan name	N/A	Perdigão Pension Plan (Pan II)
d. amount of managers that comprises conditions for retirement[1]	N/A	01
e. conditions for early retirement	N/A	- reaching the age of 55 years old - 10 years of credited service (participating on the plan) - termination of employment with the sponsor
f. updated value of accumulated contributions in the pension plan until the end of last fiscal year less the portion relating to contributions made directly by administrators[2]	N/A	R$ 4,355,507.00
g. cumulative total value of contributions made during the last social year, less the portion relating to contributions made directly by administrators	N/A	R$ 478,378.67
h. if there is the possibility of redemption and what conditions	N/A	There is no provision for redemption, except on the termination of employment
[1]Fulfills the conditions, however, it is necessary to assure the termination of employment. [2]Total value of contributions from sponsor (since joining the plan) plus the profitability.

13.11. Board of directors, board of executive officers appointed under bylaws and supervisory board (past three fiscal years)

Anual	Board of Executive Officers			Board of Directors			Fiscal Council
	12/31/2010	12/31/2009	12/31/2008	12/31/2010	12/31/2009	12/31/2008	12/31/2010	12/31/2009	12/31/2008
Number of members	8.50	8.00	10.00	11.00	10.00	9.00	3.00	3.00	3.00
Value of the largest individual remuneration	3,178,683.12	1,905,277.56	3,830,074.83	499,446.18	465,436.81	440,187.30	149,629.23	139,440.30	131,874.42
Value of the smallest individual remuneration	1,117,718.71	811,845,61	1,127,425.28	249,751.01	232,744.36	123,238.74	99,763.63	92,970.30	90,262.44
Average value of individual remuneration	2,158,837.74	2,096,141.51	2,147,950.10	299,051.45	264,559.01	197,154.25	116,385.33	108,460.33	103,829.00

PS:

Board of Executive Officers
12/31/2009

To calculate the average of the Statutory Board individual remuneration for 2009 Fiscal Year, we considered the values paid and acknowledged in the fiscal year for purposes of Benefits caused by the end of job position of Directors dismissed in 2008 (R$ 4,484,437.50). Purifying this amount, the average of individual remuneration for the Statutory Board is of R$ 1,535,586.83, equalizing the average of remuneration in comparison to the body higher remuneration.

Board of Directors

Fiscal Council

13.12-Mechanisms of remuneration or compensation for directors in case of removal from office or retirement.

13.12. Describe agreements, insurance policies or other instruments that make up mechanisms of compensation or indemnification for officers in the event of severance or retirement, indicating the financial consequences to the issuer.

                There are no instruments that make up mechanisms of compensation or indemnification for officers in the event of severance or retirement.

13.13-Percentage in total compensation held by directors and supervisory directors who are parties related to controllers.

13.13. Regarding the past 3 fiscal years, indicate the percentages of total compensation of each entity posted to the issuer’s books in reference to the members of the board, statutory board or fiscal committee that are related to controlling shareholders, direct or indirect, as established in the accounting standards pertinent to the topic.

                There is no percentage of total compensation posted for each entity that is related to controlling shareholders, direct or indirect.

13.14-Remuneration of directors and supervisory board members, grouped by organ, received for any reason other than the role they occupy.

13.14.    Regarding the past 3 fiscal years, indicate the amounts posted to issuer’s books as compensation to board , statutory board or fiscal committee members, grouped by entity, for any reason other than performance of their corporate function, such as for instance, commissions and advisory or consultancy services rendered.

                There is no amount posted to issuer’s books as compensation to board members, statutory officers or fiscal committee members, for any reason other than performance of their corporate function, such as for instance, commissions and advisory or consultancy services rendered.

13.15-Remuneration of directors and supervisory directors recognized in the income of drivers, direct or indirect, in companies under joint control of the issuer and its subsidiaries.

13.15.    Regarding the past 3 fiscal years, indicate the amounts appearing in the books of controlling shareholders, direct or indirect, companies under shared control and companies controlled by the issuer, as compensation to the issuers’ board , statutory board or fiscal committee members, grouped by entity, specifying the reasons why those amounts were paid to these individuals.

                There are no amounts appearing in the books of controlling shareholders, direct or indirect, companies under shared control and companies controlled by the issuer, as compensation to the issuers’ board, statutory board or fiscal committee members.

13.16- Other relevant information.

13.16.    Supply other information that the issuer deems relevant.

In item 13.11, to calculate the average of the Statutory Board individual remuneration for 2009 Fiscal Year, we considered the values paid and acknowledged in the fiscal year for purposes of Benefits caused by the end of job position of Directors dismissed in 2008 (R$ 4,484,437.50). Purifying this amount, the average of individual remuneration for the Statutory Board is of R$ 1,535,586.83.

14. Human Resources

14.1. Company’s Human Resources

                a. number of employees

Year: 2008	Employees
Brazil	118,864
Abroad	724
Total	119,588

Year: 2009	Employees
Brazil	113,369
Abroad	690
Total	114,059

Year: 2010	Employees
Brazil	113,155
Abroad	555
Total	113,710

                b. number of outsourced workers

2008	2009	2010
17,659	15,147	13,267

                c. Turnover índex

2008	2009	2010
25.70%	29.64%	27.96%

                d. Company’s exposure to labor liabilities and contingencies

On December 31, 2010, we were party to 10,508 labor claims, with the main claims arising from divergent interpretations on compliance with rules and regulations in respect to overtime, additional amounts in regards to the work environment, indirect terminations, illnesses and injuries allegedly contracted at work. Based on our past experience and advice from legal counsel, provisions were made for losses in the amount of R$ 101 million, which we believe is sufficient to cover probable losses.

14.2- Change- Relevant- Human Resources.

14.2. Significant alterations in the numbers disclosed in item 14.1 above

                For item 14.1 above, we used information of our Company and its Subsidiaries

14.3. Policies of compensation to the Company’s employees, including:

                a. wage policy and variable compensation.

                BRF – Brasil Foods S.A. employees receive both fixed and variable compensation.  The compensation policy is established in accordance with market practices, and the variable compensation is tied to achievement of pre-established goals approved at the start of each fiscal year, as part of the Profit and Income Sharing Program.

                This compensation policy stimulates the desire to achieve results and recognizes when pre-defined goals are reached and exceeded, generating directional benchmarks and calling attention to the indicators considered critical to the company’s strategy and results, and which ultimately matches shareholder interests.

                b. benefits policy.

                The Benefits Policy of BRF – Brasil Foods S.A. to its employees is established as a supplement to social needs, and is in line with market practices, so that the employee is able to perform his/her functions in a calm and dedicated manner.

                Therefore, employees are offered an attractive benefits package, consisting of:

✓ Health and Dental Insurance

✓ Life Insurance

✓ Meal Vouchers

✓ Basic Basket of Household Goods

✓ Transportation Vouchers

✓ Private Retirement Plan

                c. characteristics of the stock based compensation plans for non-management employees.

                The Stock Option Purchase Plan offered by BRF to non-management employees adheres to the same criteria as described previously in items 13.4 to 13.8 of this form.

i.      Beneficiary groups

         Pursuant to the terms of the Plan, only directors, whether appointed pursuant to company by-laws or not, of BRF – Brasil Foods S.A. and/or its Controlled Companies will be eligible beneficiaries of the Options Plan.

ii.    Conditions for exercise

For acquisition of the Shares, pursuant to the Approved Plan and option agreements, the Beneficiary shall comply with the vesting period as described in item (iii) below.  Once the vesting period has lapsed and should there be interest by the Beneficiary to exercise the option, Beneficiary shall this by written express notice.

If no legal impediments are verified, the Board of Directors in an ordinary meeting held in the month immediately following receipt of the Exercise Notice shall further the respective increase in Company share capital within the authorized share capital limits; or take all action necessary to authorize private negotiation of Shares held in treasury for the purpose of granting the Participants the Shares corresponding to the Mature Options.

Exercise of the option, made pursuant to the terms of this item, shall be put in writing by execution of the of the Share Subscription Agreement; Share Purchase Agreement or any other document to be determined by the Board of Directors and/or by the financial institution responsible for recording the Shares, which shall necessarily contain the following information: (a) the number of Shares acquired or subscribed; (b) the Strike Price; and (c) the form of payment.

Payment may be made by the Beneficiary within 5 (five) business days after the Shares are registered in his/her name.

iii.  Term for Exercise

The Options granted under the Stock Option Purchase Plan may be exercised by the Participants, provided there is compliance with the minimum vesting periods set out below:

(a) Up to 1/3 (one-third) of all Options may be exercised after 1 (one) year from signing the Option Agreement;

(b) Up to 2/3 (two-thirds) of all Options may be exercised after 2 (two) years from signing the Option Agreement; and

(c) All the Options may be exercised after 3 (three) years from signing the Option Agreement.

Once these minimum terms established above have lapsed, which may be extended at the sole discretion of the Board of Directors in the Option Agreement, the exercisable Options shall be considered Mature Options, and thus the Beneficiary has the right to exercise these at his/her sole discretion, provided that there is compliance with the maximum term of validity in respect to the Options, which is 5 years as from the date of the Option Agreement.

iv.  Number of shares committed under the plan

The number of shares committed by the BRF Stock Option Purchase Plan, subject of the options granted in fiscal year 2010, to employee directors not appointed pursuant to company by-laws is 1,021,911 shares shares at the present time, with dilution potential in case all the options granted are exercised of 0.12% of the total nominal shares of Company issue.

14.4. Relationship between the Company and unions

                BRF - Brasil Foods recognizes lawfully constituted entities and the important role exercised by such entities, through establishment of processes for dialogue and negotiation, pursuant to the laws in force, the ethical principles guiding this Code and good market practices.

                Full negotiations are undertaken with union organizations through their legal representatives, guided by respect, responsibility and transparency, reconciling interests in a true, autonomous and free manner, with no tolerance for discriminatory positions based on union ideology.

15. CONTROL

15.1. / 15.2 Ownership Breakdown

Shareholder
Shareholder’s CPF/CNPJ	Nationality	Shareholders’ voting agreement	Controlling shareholder	Last review
Number of common shares (unities)	Common shares %	Number of preferred shares (unities)	Preferred shares %	Number of shares (unities)	Total shares %
Detailing by class of share (unities)
Class of share	Number of shares	Shares %
Fundação Sistel de Seguridade Social
00.493.916/0001-20	Brazilian-DF	Yes	No	3/31/2011
13,127,812	1.504666%	0	0.000000%	13,127,812	1.504666%
Fundação Vale do Rio Doce de Se. Social – Valia
42.271.429/0001-63	Brazilian-RJ	Yes	No	10/31/2010
25,827,990	2.960319%	0	0.000000%	25,827,990	2.960319%
FPRV1 Sabiá Fim Previdenciário
01.912.197/0001-06	Brazilian-RJ	Yes	No	3/31/2011
6,523,204	0.747668%	0	0.000000%	6,523,204	0.747668%
Tarpon Investimentos S.A.
05.341.549/0001-63	Brazilian-SP	No	No	3/31/2011
69,988,490	8.021849%	0	0.000000%	69,988,490	8.021849%
PREVI – Caixa Previdência Funcionários Banco do Brasil
33.754.482/0001-24	Brazilian-RJ	Yes	No	3/31/2011
111,309,520	12.757929%	0	0.000000%	111,309,520	12.757929%
PETROS – Fundação Petrobras de Seguridade Social
34.053.942/0001-50	Brazilian-RJ	Yes	No	3/31/2011
90,014,526	10.317168%	0	0.000000%	90,014,526	10.317168%
OTHERS
554,953,732	63.606963%	0	0.000000%	554,953,732	63.606963%
TREASURY SHARES – Last update: 3/31/2011
727,972	0.083438%	0	0.000000%	727,972	0.083438%
TOTAL
872,473,246	100.000000%	0	0.000000%	872,473,246	100.000000%

HOLDING / INVESTOR
SHAREHOLDER
Shareholder’s CPF/CNPJ	Nationality	Shareholders’ voting agreement	Controlling shareholder	Last review
Detailing of shares (unities)
Number of common shares (unities)	Common shares %	Number of preferred shares (unities)	Preferred shares %	Number of shares (unities)	Total shares %
HOLDING / INVESTOR				Shareholder’s CPF/CNPJ	Share capital composition
Tarpon Investimentos S.A.				05.341.549/0001-63
OTHERS
25,323,794	57.852028	0	0.000000	25,323,794	57.852028
Tarpon All Equities Fund LLC
10.495.613/0001-09	North American	No	No	5/31/2010
18,449,596	42.147972	0	0.000000	18,449,596	42.147972
Class of share	Number of shares	Shares %
TOTAL	0	0.000000
TOTAL
43,773,390	100.000000	0	0.000000	43,773,390	100.00000

15.3. Capital distribution, as ascertained in the last shareholders’ meeting

Last Shareholders' Meeting	04/29/2011
Individual Investors	26,060
Institutional Investors	2,091
Financial Institutions	1,068

Outstanding Shares

Outstanding shares representing all shares of the issuer, except those held by the holding and people related , board of the directors and treasury shares.

Common Shares	555,681,704	63.690400%
Preferred Shares	0	0.000000%
Total	555,681,704	63.690400%

15.5. Shareholders’ Voting Agreement

The Pension Funds held a Voting Agreement, which is being reviewed and approved for publication.

15.6. Relevant alterations in the participation of the members of the control group and management of the Company

Decentralize control from our entrance into New Market in April 2006.

The pension funds of shares voting agreement described below hold 28.3% of our common shares on March 31, 2011, compared with 46.1% being held on December 31, 2006. Significant changes in the ownership percentage of any major shareholder since December 31, 2006 are described below.

• There were offerings of our shares in 2007 and 2009. Some of our major shareholders have endorsed the rights of these offers. New issues have diluted the percentage of shares held by our major shareholders who did not participate in offers.

• With respect to the acquisition, for our part, of Eleva in 2008, our board of directors approved the merger of 54% of the shares held by shareholders of Eleva Eleva in our company, according to an exchange ratio of 1.74308853 shares of Eleva Perdigao per share, resulting in the issuance of 20.2 million new shares.

• In October 2007, PREVI - BANERJ sold all of our common shares held by him, representing 1.2% of our capital stock, in trading on the Stock Exchange of Sao Paulo.

• In October and November 2007, FAPES transferred shares held by him representing 2.06% of our capital stock for public trading on the Bolsa de Valores de Sao Paulo and FPRV1 Sabia F1 Multimarket Welfare, held as a fund recipient by FAPES.

• In 2008, Sabia FPRV1 F1 Multimarket Welfare sold shares held by it representing 1.32% of our capital stock to the public on the Bolsa de Valores de Sao Paulo.

• In 2008 and 2009, the Real grandezasold all of our common shares held by him, representing 1.72% of our capital stock, in trading on the Stock Exchange of Sao Paulo.

• With respect to our association with Sadia, we issued 37,637,557 new ordinary shares to the shareholders of HFF, the holding company formed by former controlling shareholders of Sadia purposes of the Association as part of the merger of shares of HFF to BRF, the first step of our association with Sadia.

• In July 2009, also issued 115 million shares, including shares subject to American Depositary Shares in a public offering. In August 2009, we issued 17.5 million additional common shares under the exercise by the coordinators in their choice of additional lot. These emissions further diluted the percentage held by our pre-existing shareholders.

• In separate general meetings held on August 18, 2009, the common shareholders of Perdigao and Sadia approved the final step of the association, according to Sadia which became our wholly owned subsidiary and holders of common and preferred shares of Sadia received BRF's common shares through the issuance of 59,390,963 new ordinary shares. The shares were issued to shareholders on September 22, 2009. The issuance of new shares diluted the percentage of shares held by pre-existing shareholders. Overall effectiveness was given to the association.

• In April, 2010, Tarpon Investimentos SA ("Tarpon") in compliance with CVM Instruction No. 358, art. 12, purchased common shares of BRF – Brasil Foods SA. - owned investment funds and portfolios under discretionary management of Tarpon reached 43,773,390, representing 5.02% of total shares issued by the Company. Up to the date, Tarpon holds 8.02% of our common shares, representing 69,988,490 shares. The purpose of the acquisitions is investment, not seeking to change the composition of the control. Such funds and portfolios are not holders of warrants or other subscription rights or options to purchase shares of the Company and no agreement regulating the exercise of voting rights of such funds and portfolios are part.

15.7. Provide other information that the issuer deems it relevant

                All relevant information was included in the preceding items.

16.1. Describe the issuer’s rules, policies and practices for related-party transactions, as defined by the applicable accounting rules

According to the Novo Mercado regulations, our company must disclose and send the São Paulo Stock Exchange information relating to any agreements entered into by our company with our controlled companies and affiliates, officers and any controlling shareholders, and, moreover, any agreements entered into by our company with controlled companies and affiliates of the officers and controlling shareholders as well as other companies that, together with these persons, compose a single group, in fact or in right, provided that such agreements, whether or not they involve one single agreement or successive agreements or the same or different purposes, have a value greater than or equal to R$0.2 million or 1% of our net equity in any period of one year, whichever is greater.

The information disclosed should include a description of the purpose of the relevant agreement, its term, value, termination provisions and any influence that this agreement may have over the management and operations of our company.

The Company's Bylaws provides procedures for conducting transactions with related parties in his article 19, items 5, 7 and 8.

16.2.Related-party transactions that (i) under the accounting standards, should be disclosed in the financial statements (Company and consolidated); (ii) have been executed over the past three fiscal years; (iii) are in force in the current year

Existent Amount (in Reais million)
Name of Related-Party	Date	Total Amount	12/31/2010	12/31/2009	12/31/2008	Amount of related party	Duration
Perdigão Agroindustrial S.A.	12/31/2008	-	-	-	29,064	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Trade accounts receivable
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A
Instituto Perdigão de Sustentabilidade	12/31/2008	-	-	-	4,867	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Trade accounts receivable
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A

Sino dos Alpes Alimentos Ltda.	12/31/2008	-	-	-	910	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Trade accounts receivable
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A
Avipal Nordeste S.A.	12/31/2009	-	-	11,219	8,957	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Trade accounts receivable
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A
Vip S.A. Empreendimentos e Participações Imobiliárias	12/31/2008	-	-	-	1,772	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Trade accounts receivable
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A
UP! Alimentos Ltda.	3/31/2010	-	3,592	2,684	-	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Trade accounts receivable
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A

Perdigão Europe Ltda.	3/31/2010	-	64,175	172,229	1,237	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Trade accounts receivable
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A
Perdigão International Ltd.	3/31/2010	-	121,918	545,696	-	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Trade accounts receivable
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A
Sadia S.A.	3/31/2010	-	17,516	5,886	-	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Trade accounts receivable
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A

Avipal S.A. Construtora e Incorporadora	12/31/2006	-	5	5	5	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Dividends and interest on shareholders' equity
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A
Sadia S.A.	9/12/2009	-	179,962	36,646	-	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Dividends and interest on shareholders' equity
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A
Perdigão Agroindustrial S.A.	12/31/2006	66,500	-	-	(66,426)	Not possible to measure	12/31/2009
Relation with the Company	Subsidiary
Agreement object	Loan
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A
Instituto Perdigão de Sustentabilidade	11/1/2007	5,000	5,892	5,240	-	Not possible to measure	12/31/2008
Relation with the Company	Subsidiary
Agreement object	Loan
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A

Avipal Nordeste S.A.	12/31/2005	18,766	-	(3,328)	-	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Loan
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A
Perdigão Trading S.A.	3/1/2003	300	(570)	2,467	-	Not possible to measure	12/31/2010
Relation with the Company	Subsidiary
Agreement object	Loan
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A
Perdigão International Ltd.	7/1/2006	5,273	-	(10,056)	-	Not possible to measure	12/31/2010
Relation with the Company	Subsidiary
Agreement object	Loan
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A
Highline International	12/31/2008	3,500	(3,039)	(3,175)	-	Not possible to measure	12/31/2010
Relation with the Company	Subsidiary
Agreement object	Loan
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A

Establecimiento Levino Zaccardi y Cia S.A.	06/27/2003	5,685	3,883	4,058	7,874	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Loan
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A
Perdigão Agroindustrial S.A.	12/31/2008	-	-	-	6,081	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Trade accounts payable
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A
Sino dos Alpes Alimentos Ltda.	3/31/2010	-	85	85	8,062	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Trade accounts payable
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A
Avipal Nordeste S.A.	12/31/2009	-	-	14,404	24,961	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Trade accounts payable
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A

VIP S.A. Empreendimentos e Participações Imobiliárias	12/31/2008	-	-	-	89	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Trade accounts payable
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A
UP! Alimentos Ltda.	3/31/2010	-	1,323	1,706	3,813	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Trade accounts payable
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A
Perdigão International Ltd.	3/31/2010	-	1,898	1,209	-	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Trade accounts payable
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A

Establecimiento Levino Zaccardi y Cia S.A.	3/31/2010	-	1,049	1,097	-	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Others assets and liabilities
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A
Sadia S.A.	3/31/2010	-	5,361	1,269	-	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Trade accounts payable
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A
PSA Laboratório Veterinário	03/30/2008	25,000	100	17,577	-	Not possible to measure	12/31/2009
Relation with the Company	Subsidiary
Agreement object	Advance for future capital increase
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A

PSA Laboratório Veterinário	03/20/2007	3,000	-	3,000	-	Not possible to measure	12/31/2008
Relation with the Company	Subsidiary
Agreement object	Advance for future capital increase
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A
Wellax Foods Logistics C.P.A.S.U.	12/31/2010	-	659	-	-	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Trade accounts receivable
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A
Perdigão Agroindustrial S.A.	12/31/2009	-	-	202,490	316,626	Not possible to measure	indetermined
Relation with the Company	Subsidiary
Agreement object	Revenue
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A

Avipal Nordeste S.A.	12/31/2009	-	-	50,016	-	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Others assets and liabilities
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A
Batávia Alimentos S.A.	12/31/2009	-	-	1,356	7,703	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Revenue
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A
Sino dos Alpes Alimentos Ltda.	12/31/2009	-	-	5,505	2,484	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Revenue
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A

Avipal Nordeste S.A.	3/31/2010	-	45,049	189,954	24,616	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Revenue
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A
VIP S.A. Empreendimentos e Participações Imobiliárias	12/31/2009	-	-	1,436	11,267	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Revenue
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A
UP! Alimentos Ltda.	3/31/2010	-	5,974	1,750	-	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Revenue
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A
Perdigão Europe Ltda.	3/31/2010	-	602,251	525,994	-	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Revenue
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A

Perdigão International Ltd.	3/31/2010	-	2,464,523	1,849,876	-	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Revenue
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A
Sadia S.A.	3/31/2010	-	232,796	11,574	-	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Revenue
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A
Perdigão Agroindustrial S.A.	12/31/2009	-	-	(21,530)	(33,332)	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Cost of goods sold
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A
Batávia Alimentos S.A.	12/31/2008	-	-	-	(46,581)	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Cost of goods sold
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A

Perdigão Agroin Mato Grosso Ltda.	12/31/2008	-	-	-	(2,602)	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Cost of goods sold
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A
Sino dos Alpes Alimentos Ltda.	12/31/2009	-	-	(7,190)	(10)	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Cost of goods sold
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A
Avipal Nordeste S.A.	3/31/2010	-	(89,168)	(289,399)	(148,045)	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Cost of goods sold
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A
VIP S.A. Empreendimentos e Participações Imobiliárias	3/31/2010	-	-	(383)	(1,026)	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Cost of goods sold
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A
UP! Alimentos Ltda.	12/31/2009	-	(97,108)	(27,212)	-	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Cost of goods sold
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A

Establecimiento Levino Zaccardi y Cia S.A.	3/31/2010	-	(4,111)	(6,548)	-	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Cost of goods sold
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A
Sadia S.A.	12/31/2009	-	(71,200)	(5,310)	-	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Cost of goods sold
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A
Perdigão Agroindustrial S.A.	12/31/2009	-	-	(586)	(2,552)	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Financial income (expense) net
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A
Instituto Perdigão de Sustentabilidade	3/31/2010	-	633	329	-	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Financial income (expense) net
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A

Avipal Nordeste S.A.	3/31/2010	-	(5,197)	(216)	(127)	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Financial income (expense) net
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A
VIP S.A. Empreendimentos e Participações Imobiliárias	12/31/2008	-	-	-	(293)	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Financial income (expense) net
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A

Avipal S.A. Construtora e Incorporadora	12/31/2008	-	-	-	2	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Financial income (expense) net
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A
Perdigão Trading S.A.	3/31/2010	-	107	87	-	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Financial income (expense) net
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A
Perdigão International Ltd.	3/31/2010	-	(55,964)	(97)	-	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Financial income (expense) net
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A

Establecimiento Levino Zaccardi y Cia S.A.	12/31/2008	-	-	33	186	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Financial income (expense) net
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A
Sadia S.A.	3/31/2010	-	(1)	-	-	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Others assets and liabilities
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A
Perdigão Trading S.A.	3/31/2010	-	410	410	-	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Others assets and liabilities
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A

Avipal Centro Oeste	3/31/2010	-	(39)	(43)	-	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Others assets and liabilities
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A
BFF International	12/31/2010	-	971	-	-	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Others assets and liabilities
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A

VIP S.A. Empreendimentos e Participações Imobiliárias	12/31/2010	-	(3)	-	-	Not possible to measure	Indetermined
Relation with the Company	Subsidiary
Agreement object	Others assets and liabilities
Guarantees and insurances	N/A
Rescision or extintion	N/A
Nature and reason	N/A

16.3 Identification of the measures taken to attenuate agency conflicts and demonstration of a strictly commutative character of agreed conditions or adequate compensatory payment

Throughout its operations, rights and obligations are incurred between related parties, originated by sale and purchase of products, transactions in mutual agreed upon market conditions for similar operations, based on contract.

17.1. Capital stock

Autorization or approval date	Capital Value (Reais)	Date to paying in	Quantity of Common Share (Unities)	Quantity of Common Prefered (Unities)	Total Shares (Unities)
Type of capital	Paid capital
3/31/2010	12,553,417,953.36		872,473,246	0	872,473,246

Type of capital	Autorized Capital
3/31/2010	12,553,417,953.36		1,000,000,000	0	1,000,000,000

17.2. Increase in the capital stock of the Company

Date of the decision	Institution which resolved the increase	Date of issuance	Total issuance amount (reais)	Type of subscription	Ordinary (units)	Preferred(units)	Total of Shares (units)	Subscription/Previous Capital	Issuance price	Ratio
12/12/2007	Board of Directors Meeting	12/18/2007	900,000,000.00	Public	20,000,000	0	20,000,000	56.25000000	45.00	R$ per unit
Discretion to the determination of issuance price

The offering price was calculated following the conclusion of the procedure for the collection of investment intentions (bookbuilding) undertaken by the lead underwriter of the Offering and the intentions of the institutional investors to the subscription and acquisition of the Offered Shares pursuant to Paragraph 1, Section III of Article 170 of Law 6,404/76 and CVM Instruction 400 of December 29 2003;

Paying in of capital	The shares were to be publicly distributed in Brazil, in the nonorganized over-the-counter market on the basis of a standby settlement agreement;
01/14/2008	Board of Directors Meeting	01/14/2008	33,489,000.00	Public	744,200	0	744,200	1.33956000	45.00	R$ per unit
Discretion to the determination of issuance price	As greenshoe, the same value of the distribution
Paying in of capital

Paid up in cash in the act of subscription in the local currency of Brazil, with the exclusion of preemptive rights pursuant to the provisions in section I of Article 172 of the Joint Stock Companies’ Law and under the provisions of Article 5

02/21/2008	Board of Directors Meeting	02/21/2008	911,553,795.00	Public	20,256,751	0	20,256,751	35.98017576	45.00	R$ per unit
Discretion to the determination of issuance price	Financial settlement of the Public Offering for the Acquisition of Common Shares of Eleva Alimentos S.A.
Paying in of capital

Shares issued by Eleva (with the exception of those held by the Company) and attributed to the shareholders of Eleva (with the exception of the
Company) pursuant to the exchange ratio of 1 (one) new common share issued by the Company for every 1.74308855 common share issued by Eleva, pursuant to Article 5, Paragraph 1 of the Company’s Bylaws

Date of the decision	Institution which resolved the increase	Date of issuance	Total issuance amount (reais)	Type of subscription	Ordinary (units)	Preferred(units)	Total of Shares (units)	Subscription/Previous Capital	Issuance price	Ratio
7/8/2009	Extraordinary Shareholders Meeting	7/8/2009	1,482,889,902.75	Private	37,637,557	0	37,637,557	43.04415244	39.40	R$ per unit
Discretion to the determination of issuance price	Conference of 226,395,405 shares issued by HFF, based on the economic value of such shares, in the amount of R$ 1,482,889,902.75 by issuing 37,637,557 new common, nominative shares without face value
Paying in of capital	The shareholders of HFF shall receive 0.166247 common shares issued by the Company in substitution for each common share issued by HFF to be merged into the shareholders’ equity of the Company
07/21/2009	Board of Directors Meeting	07/27/2009	4,600,000,000.00	Public	115,000,000	0	115,000,000	93.34541173	40.00	R$ per unit
Discretion to the determination of issuance price

The issue price was calculated on the basis of market value criteria after the completion of the road show and the conclusion of bookbuilding procedures by the coordinators of the Global Offering, taking in to account orders from institutional investors for subscription and acquisition of the Offering Shares pursuant to the provisions of Paragraph 1, Item III and Paragraph 7 of Article 170 of Law 6.404/76 and CVM Instruction 400 of December 29, 2003, such criteria being the most appropriate to determine the fair price of the Offering Shares

Paying in of capital	Paid in upon their subscription in Reais
08/18/2009	Extraordinary Shareholders Meeting	08/18/2009	2,335,484,255.61	Public	59,390,963	0	59,390,963	24.51197006	39.32	R$ per unit
Discretion to the determination of issuance price	Based on the equity value of the shares issued by Sadia, which were merged
Paying in of capital	Conversion of 25,904,595 common shares and 420,650,712 preferred shares issued by Sadia, based on the equity value of such shares, through the issuance of 59,390,963 new registered common shares
08/20/2009	Board of Directors Meeting	08/20/2009	690,000,000.00	Public	17,250,000	0	17,250,000	5.81619903	40.00	R$ per unit
Discretion to the determination of issuance price	As greenshoe, the same value of the Public Offering
Paying in of capital

Paid up at sight, upon the act of subscription, in Brazilian currency, excluding the right of preference in conformity with the provision in subsection I, of Article 172 of the Joint Stock Companies Law and pursuant to Article 5, Paragraph 1 of the Company’s Bylaws

17.3. Stock splits, grouping and bonus shares

Autorization or approval date	Quantity of shares before approval (Unities)			Quantity of shares before approval (Unities)
	Quantity of Common Shares (Unities)	Quantity of Preferred (Unities)	Total Shares (Unities)	Quantity of Common Share (Unities)	Quantity of Preferred (Unities)	Total Shares (Unities)
Split
3/31/2010	436,236,623	0	436,236,623	872,473,246	0	872,473,246

17.4 Information on share capital reductions

Justification for not completing the table:

There was no reduction of capital for the disclosed periods.

18.1. Rights attaching to each class of shares

Security:  Common Share

Tag along:  100%

Dividend payment

Twenty-five percent (25%) from the net income of each year as a mandatory minimum dividend, in accordance with Section 202 of Law No. 6,404/76, to be paid with respect to all shares of stock of the corporation.

Voting Right: Full

Conversion into another class of share:  No

Capital reimbursement rights: Yes

Description of reimbursement rights:

Any shareholder who exercises withdrawal rights is entitled to receive book value for its shares, based on our most recent audited balance sheet approved by our shareholders. However, if the resolution giving rise to the withdrawal rights is made more than 60 days after the date of our most recent balance sheet, a shareholder may request that its shares be valued in accordance with a new balance sheet dated no more than 60 days prior to the date of the resolution. In such case, we are obligated to pay 80% of the refund value of the shares based on the most recent balance sheet approved by our shareholders, and the remaining balance must be paid within 120 days after the date of the resolution at the shareholders’ meeting that gave rise to withdrawal rights based on the new balance sheet.

Trading restrictions: No

Conditions for change in rights attaching to securities:

According to the Company’s Bylaws, Section 9 - At the discretion of the Board of Directors or the shareholders’ meeting, any issue of stock, convertible debentures and warrants to be placed by sale on a stock exchange, or through public subscription, or an exchange of shares in onnection with a public offering may be made without or with limited preemptive rights to the shareholders, as provided by Law and these Bylaws and Section 14- In addition to the powers granted by law and these Bylaws, the following powers are vested in the shareholders: To take action with respect to stock dividends and any stock split and reverse stock split; To take action on the allocation of the profit for the fiscal year and a distribution of dividends, as proposed by the directors and officers; To take action on the elisting from the New Market (“Novo Mercado”) of the São Paulo Stock Exchange – BOVESPA (“BOVESPA”); To take action for cancellation of  registration with CVM as a publicly-held corporation, subject to the provisions of Article VII of these Bylaws;

Other relevant characteristic:

According to the Company’s Bylaws, Section 37, Any Purchasing Shareholder that acquires or becomes the owner of twenty percent (20%) or more of all shares of the capital stock of the Corporation shall, within not more than thirty (30) days from the date of acquisition or event resulting in such share ownership being equal to or higher than twenty percent (20%) of all shares of the capital stock of the Corporation, register or, if the case may be, apply for the registration of a Public Offering with respect to all shares of the capital stock of the Corporation, subject to applicable CVM regulations, the rules of BOVESPA and the provisions of this Section.

The public offering price of shares shall be established according to the second paragraph of article 37.

18.2. Rules of the Bylaws that limit the voting rights of majority shareholders or require them to make tender offers

All shareholders have the same voting rights, one share equals one vote. Below are described the sections of our by-laws relative to this subject.

SECTION 34 – The sale of THE CORPORATE CONTROL in the Corporation (as defined in Paragraph One of this Section), either directly or indirectly, in a single transaction or a series of successive transactions, must be agreed upon under a condition precedent or subsequent that the purchaser of such corporate control will make a public offering (the “Public Offering”) of the remaining shares of the Corporation, subject to the terms of and within the time limits prescribed by prevailing legislation and the New Market Listing Regulations, so that the holders of such  shares will receive the same treatment as is accorded to the selling Controlling shareholder.

Paragraph One – For purposes of these Bylaws, any capitalized terms will have the following meanings:

“Purchasing Shareholder” means any person, including, but not limited to, any individual or entity, investment fund, joint ownership scheme, securities portfolio, universality of rights, or other form of organization, residing, domiciled or with registered office in Brazil or abroad, or a Group of Shareholders, who purchase shares of the capital stock of the Corporation, whether or not representing a Controlling Power.

“Controlling Shareholder” means a shareholder or Group of Shareholders, as defined below, who exercises a Controlling Power in the Corporation.

“Selling Controlling Shareholder” means a Controlling Shareholder that disposes of the Controlling Power in the Corporation.

“Outstanding Shares” means all shares issued by the Corporation, except such shares as are held by the Controlling Shareholder, any persons related to the Controlling Shareholder, directors and officers of the Corporation and treasury shares.

“Corporate Control” (and such related terms as “Controlled by”, “under common Control with” or “Controlling Power”) means the power, either directly or indirectly, to effectively manage the corporate affairs and direct the operation of the governing bodies of the Corporation, as a matter of fact or law.

“Group of Shareholders” means a group of two or more persons: (a) linked by contracts or agreements of any nature, including any shareholders’ agreements, whether directly or through any companies Controlled by, Controlling or under common Control with such persons; or (b) having a controlling relationship with respect to one another, whether directly or indirectly; or (c) who are under common Control with another person; or (d) representing the same interest. Persons representing the same interest include, by way of example: (d.1) any person directly or indirectly holding ten percent (10%) or more of the capital stock of another person; and (d.2) two persons ten percent (10%) or more of the capital stock of which is directly or indirectly owned by a third person. Any joint venture, investment fund or club, foundation, association, trust, joint ownership scheme, cooperative, securities portfolio, universality of rights, or any other form of organization or undertaking, whether organized in Brazil or abroad, will be deemed to be part of a same Group of Shareholders whenever any two or more such entities: (i) are controlled or managed by the same legal entity or by parties having a relationship with the same legal entity; or (ii) have a majority of its directors and officers in common with each other or one another.

“Exercise of Widespread Controlling Power” means such Controlling Power as is exercised by: (i) a shareholder owning less than fifty percent (50%) of the capital stock of the Corporation; (ii) shareholders that as a group own more than fifty percent (50%) of the capital stock of the Corporation, provided that such shareholders are not parties to a voting trust, are not under common control and do not represent a common interest; and (iii) shareholders who are parties to a shareholders’ agreement and who, collectively, own less than fifty percent (50%) of the capital stock of the Corporation.

Paragraph Two – Where the acquisition of the Corporate Control results in the imposition on the purchaser of such Corporate Control of an obligation to make the Public Offering required under Section 37 of these Bylaws, the tendered price will be the greater of the prices determined according to this Section 34 and Section 37, Paragraph Two of these Bylaws.

Paragraph Three – The Selling Controlling Shareholder shall not transfer title to the shares owned by such selling Controlling shareholder or selling Controlling Group of Shareholders, and the Corporation shall not record any transfer of shares representing the Corporate Control unless and until the Purchasing Shareholder signs the relevant Statement of Adherence referred to in the New Market Listing Regulations.

Paragraph Four – The Corporation will refrain from recording any transfer of shares to any shareholder(s) that may become the holder(s) of a Controlling Power, unless and until such Controlling shareholder(s) signs/sign the relevant Statement of Adherence.

Paragraph Five – No Shareholders’ Agreement providing for exercise of Controlling Power shall be filed with the Corporation’s registered office if the signatories thereof have not subscribed the Statement of Adherence referred to in Paragraph Three of this Section.

SECTION 35 – The public offering referred to in the preceding Section must also be made: (i) upon an assignment for financial consideration of interests exercisable for newly-issued shares and other securities or interests convertible into or exercisable for newly-issued shares which may result in the sale of the Corporate Control in the Corporation; and (ii) in the event of the Control in the Controlling Shareholder of the Corporation, in which case such selling Controlling shareholder will be required to disclose to BOVESPA the value assigned to the Corporation in such sale, as well as the supporting documentation therefore.

SECTION 36 – Any person that is already a shareholder of the Corporation and acquires the Controlling Power of the Corporation as a result of a share purchase agreement entered into with the Controlling Shareholder for any number of shares, will be required: (i) to make a public offering as provided in Section 34 of these Bylaws; (ii) to compensate any shareholders from whom such person may have purchased shares on a stock exchange within a period of six (6) months preceding the date of transfer of the Corporate Control in the Corporation for the excess, if any, of the price paid to the Selling Controlling Shareholder over the market quotation of the Corporation’s shares during the aforesaid period, as properly adjusted according to the positive variation in the Extended Consumer Price Index (Índice de Preços ao Consumidor Amplo – IPCA) (“IPCA”) up to the date of payment of such compensation; (iii) as the case may be, to take action as appropriate to restore the minimum twenty-five percent (25%) requirement of the total outstanding shares of the Corporation within a period of six (6) months following the acquisition of the Corporate Control.

SECTION 37 – Any Purchasing Shareholder that acquires or becomes the owner of twenty percent (20%) or more of all shares of the capital stock of the Corporation shall, within not more than thirty (30) days from the date of acquisition or event resulting in such share ownership being equal to or higher than twenty percent (20%) of all shares of the capital stock of the Corporation, register or, if the case may be, apply for the registration of a Public Offering with respect to all shares of the capital stock of the Corporation, subject to applicable CVM regulations, the rules of BOVESPA and the provisions of this Section.

Paragraph One – In such case, the following procedures will be applicable: (i) the Public Offering must be made indistinctly to all shareholders of the Corporation; (ii) the shares must be sold by auction on BOVESPA; (iii) the Public Offering must be launched for a price determined as provided in Paragraph Two of this Section; and (iv) the Public Offering must be a cash offer in lawful Brazilian currency for the shares of the capital stock of the Corporation.

Paragraph Two – The tendered price per share of the capital stock of the Corporation shall not be less than the greater of: (i) the economic value arrived at in a valuation report, subject to the provisions of Paragraph Three of this Section; (ii) one hundred and thirty-five percent (135%) of the issue price of the shares in any capital increase carried out through a public distribution within a period of twenty-four (24) months preceding the date as of which the Public Offering has become mandatory pursuant to this Section 37, as properly adjusted according to the IPCA up to the date of payment; and (iii) one hundred and thirty-five percent (135%) of the average market quotation per share of the capital stock of the Corporation during a period of thirty (30) days preceding the Public Offering on the stock exchange trading the greatest volume of shares of the capital stock of the Corporation.

Paragraph Three – The valuation mentioned in item (i) of the foregoing Paragraph Two will be the arithmetic mean of the midpoints within the range of economic value in two valuation reports, as determined according to the discounted cash flow method, provided that the variation between such midpoints does not exceed ten percent (10%). If the difference between such midpoints exceeds 10%, the economic value of the Corporation will be determined by an arbitration conducted pursuant to the terms of Section 46 of these Bylaws.

Paragraph Four – The valuation reports referred to in the preceding Paragraph shall be prepared by two leading financial institutions of recognized standing and experience in the food industry, one to be selected by the Corporation and the other by the Purchasing Shareholder from among major institutions providing advisory services in mergers and acquisitions to customers in Brazil at the time. The cost of the valuation reports shall be borne respectively by the Corporation and the Purchasing Shareholder.

Paragraph Five – A Public Offering made as referred to in the leading sentence of this Section will not preclude another shareholder of the Corporation or the Corporation itself, as the case may be, from making a competing Public Offering according to applicable regulations.

Paragraph Six – A Purchasing Shareholder must comply with any requests or requirements made by CVM based on applicable regulations with respect to a Public Offering, within the maximum periods prescribed therein.

Paragraph Seven – In the event a Purchasing Shareholder fails to comply with the obligations imposed by this Section, including as regards adherence to the maximum time limits for (i) making or applying for registration of a Public Offering, or (ii) complying with any requests or requirements of CVM, then the Board of Directors of the Corporation will call a special shareholders’ meeting, at which the Purchasing Shareholder will be barred from voting, to consider suspending exercise of such non-complying Purchasing Shareholder’s rights as provided in Section 120 of the Corporations Law, without prejudice to the liability of the Purchasing Shareholder for any loss or damage caused to the other shareholders as a result of such failure to comply with the obligations imposed by this Section.

Paragraph Eight – Any Purchasing Shareholder who acquires or becomes the holder of other interests in the Corporation, including by way of a life estate (usufruto) or fideicommissum, equal to twenty percent (20%) or more of all shares of the capital stock of the Corporation, will likewise be required to either register or apply for the registration of a Public Offering as described in this Section, within not more than thirty (30) days from such acquisition or event resulting in twenty percent (20%) or more of all shares of the capital stock of the Corporation being so held.

Paragraph Nine – Except as provided in Sections 44 and 45 of these Bylaws, the obligations established in Section 254-A of the Corporations Law and Sections 34, 35 and 36 of these Bylaws will not release a Purchasing Shareholder from compliance with the obligations prescribed by this Section.

Paragraph 10 – The provisions of this Section will not apply in the event a person becomes the holder of more than twenty percent (20%) of all shares of the capital stock of the Corporation by reason of: (i) statutory succession, on condition that the shareholder shall dispose of any excess shares within sixty (60) days from the relevant event; (ii) merger of another company into the Corporation; (iii) absorption of shares of another company by the Corporation; or (iv) subscription for shares of the Corporation in a single primary issue that is approved at a shareholders’ meeting called by the Board of Directors of the Corporation and with respect to which the proposed capital increase requires the issue price of the shares to be based on the economic value determined according to a valuation report on the economic and financial condition of the Corporation prepared by an expert firm of recognized experience in the valuation of publicly-held companies.

Paragraph 11 – For the purpose of calculating the percentage of twenty percent (20%) of all shares of the capital stock of the Corporation, as mentioned in the leading sentence of this Section, no involuntary increase in ownership interest resulting from cancellation of treasury shares or reduction of the capital stock of the Corporation entailing a cancellation of shares will be computed.

Paragraph 12 – If CVM regulations applicable to a Public Offering under this Section require adoption of any given criterion to determine the purchase price per share of the Corporation in the Public Offering, which criterion results in a purchase price higher than that determined pursuant to Paragraph Two of this Section, then the purchase price determined according to CVM regulations shall prevail with respect to such Public Offering.

Paragraph 13 – Any modification hereto limiting the right of the shareholders to a Public Offering under this Section, or the deletion of this Section, will require any shareholder(s) who may have voted favorably on such modification or deletion at a shareholders’ meeting to make a Public Offering under this Section.

SECTION 38 – Should it be resolved at a special shareholders’ meeting that the Corporation should delist from the New Market, the Controlling Shareholder of the Corporation shall make a public offering where the delisting is: (i) for the purpose of trading the shares outside the New Market; or (ii) caused by a corporate restructuring pursuant to which the shares of the Corporation resulting from such restructuring are not admitted to trading in the New Market. The minimum tendered price shall be equal to the economic value determined according to the valuation report referred to in Section 43 of these Bylaws.

SECTION 39 – The minimum tendered price stated in a public offering to be made by the Controlling Shareholder or the Corporation for the purpose of cancellation of registration as a publicly-held corporation shall be equal to the economic value determined according to the valuation report referred to in Section 43 of these Bylaws.

SECTION 40 – In the event of Exercise of a Widespread Controlling Power: (i) where the cancellation of registration as a publicly-held corporation is approved at a shareholders’ meeting, except in the case provided in Section 42 (ii) of these Bylaws, the public offering shall be made by the Corporation itself, and in this case the Corporation may only purchase the shares owned by those shareholders who have voted favorably on the cancellation of registration at such shareholders’ meeting, after having purchased the shares of all other shareholders who have not voted favorably on the aforesaid cancellation of registration and who have accepted such public offering; (ii) where the delisting of the Corporation from the New Market is approved at a shareholders’ meeting, whether for the purpose of registration for trading the shares outside the New Market or for a corporate restructuring as provided in Section 38 (ii) of these Bylaws, the public offering shall be made by the shareholders who have voted favorably thereon at such shareholders’ meeting.

SECTION 41 –In the event of Exercise of a Widespread Controlling Power and BOVESPA requires that the market quotation of securities of the Corporation be published separately or that trading of any securities issued by the Corporation be suspended in the New Market by reason of non-compliance with any obligations imposed by the New Market Listing Regulations, the Chairman of the Board of Directors shall, within not more than two (2) days from such requirement, in the computation of which time only the days in which the newspapers usually designated by the Corporation for corporate publications have circulated, call a special shareholders’ meeting to replace all members of the Board of Directors.

Paragraph One – If the Chairman of the Board of Directors fails to call the special shareholders’ meeting mentioned in the leading sentence of this Section within the prescribed time limit, any shareholder of the Corporation may do so.

Paragraph Two – The new Board of Directors elected at the special shareholders’ meeting mentioned in the leading sentence and in Paragraph One of this Section shall cure such noncompliance with obligations imposed by the New Market Listing Regulations within the shortest possible time or within a new time limit established by BOVESPA for such purpose, whichever is less.

SECTION 42 – In the event of Exercise of a Widespread Controlling Power and the delisting of the Corporation from the New Market results from non-compliance with any obligations imposed by the Listing Regulations: (i) if such non-compliance arises from a resolution of the shareholders’ meeting, the public offering shall be made by the shareholders who have voted favorably on the proposed action resulting in such non-compliance; and (ii) if such noncompliance arises from a management act or event, the Corporation shall make the public offering for cancellation of registration as a publicly-held corporation to all the shareholders of the Corporation. In the event the shareholders’ meeting decides to maintain the registration of the Corporation as a publicly-held company, the Public Offering shall be made by the shareholders who have voted favorably on such proposed action and, in this case, the provision of Section 40 (i) of these Bylaws will not apply.

SECTION 43 – The valuation report referred to in Sections 38 and 39 of these Bylaws shall be prepared by an expert firm of recognized experience, unrelated to the decision-making authority of the Corporation, its directors and officers and Controlling shareholders, in accordance with the requirements set out in Paragraph One of Section Eight of the Corporations Law, and contain an acknowledgement of responsibility as required under Paragraph Six of the said Section Eight.

Paragraph One – Selection of the institution or expert firm responsible for determining the economic value of the Corporation is reserved to the shareholders’ meeting based on a three name list of firms proposed by the Board of Directors. Action thereon shall be taken by the affirmative vote of an absolute majority of the Outstanding Shares at the shareholders’ meeting, provided that: (i) if the meeting is convened on first call, a quorum shall consist of not less than twenty percent (20%) of all Outstanding Shares; or (ii) where the meeting is convened on second call, a quorum may consist of any number of shareholders owning Outstanding Shares.

Paragraph Two –The costs of preparing the required valuation report shall be fully borne by the persons responsible for making the public offering.

SECTION 44 – A single Public Offering may be made for more than one of the purposes mentioned in this Article VII, in the New Market Listing Regulations or in CVM regulations, provided that it is possible to harmonize the requirements for the various forms of Public Offering, that no loss is incurred by any offeree and that, where required under applicable regulations, CVM’s authorization is obtained.

Sole paragraph. With the exception of those Public Offerings for delisting from the New Market and/or cancellation of registration as a publicly held company, the holding of a unified Public Offering may only be executed by a Company shareholder who holds a stake equal to, or more than 20% (twenty per cent) of the total shares issued by the Company, pursuant to the provision in Section 37.

SECTION 45 – The Corporation or the shareholders responsible for making a Public Offering under this Article VII, the New Market Listing Regulations or CVM regulations may secure the making of such Public Offering through any shareholder, a third party or the Corporation, as the case may be. Neither the Corporation nor a shareholder are released from the obligation to make the Public Offering until the Public Offering has been made in accordance with all applicable regulations.

18.3. Exceptions and suspensive clauses relative to financial or political rights established by the Bylaws

                The Bylaw neither establishes exceptions nor suspensive clauses with respect to asset or political interests.

18.4. Trading volume, with the highest and lowest prices at which securities traded at stock exchanges

Year	2010
Quarter	Security	Type	Market	Administrator	Financial traded volume (million Reais)	Highest Price (in Reais/unity)	Low Price (in Reais/unity)
3/31/2010	Shares	Common	Stock	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	3,375	24.24	21.60
6/30/2010	Shares	Common	Stock	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	5,410	26.20	20.81
9/30/2010	Shares	Common	Stock	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	4,936	25.77	22.30
12/31/2010	Shares	Common	Stock	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	5,104	27.90	23.79

Year	2009
Quarter	Security	Type	Market	Administrator	Financial traded volume (million Reais)	Highest Price (in Reais/unity)	Low Price (in Reais/unity)
03/31/2009	Shares	Common	Stock	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	1,099	16.82	12.96
06/30/2009	Shares	Common	Stock	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	2,240	20.50	14.25
06/30/2009	Shares	Common	Stock	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	5,041	24.88	18.52
12/31/2009	Shares	Common	Stock	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	4,315	24.30	19.80

Year	2008
Quarter	Security	Type	Market	Administrator	Financial traded volume (million Reais)	Highest Price (in Reais/unity)	Low Price (in Reais/unity)
03/31/2008	Shares	Common	Stock	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	2,153	26.65	17.53
06/30/2008	Shares	Common	Stock	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	2,594	22.69	19.80
09/30/2008	Shares	Common	Stock	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	2,216	22.90	16.90
12/31/2008	Shares	Common	Stock	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	1,491	19.10	13.60

18.5. Securities issued other than shares

Security	Senior Notes
Indentification of security	Notes
Issue date	January 21, 2010
Final date	January 28, 2020
Quantity (unities)	7,500
Total Value (Reais)	750.00
Restriction to circulation	Yes
Description of restriction

The notes have not been registered under the U.S. Securities Act of 1933, as amended, or the “Securities Act,” or the securities laws of any other jurisdiction. The notes are being offered only to qualified institutional buyers under Rule 144A under the Securities Act, or “Rule 144A,” and to persons outside the United States under Regulation S under the Securities Act, or “Regulation S.”

Convertibility	No
Possibility of redemption	Yes
Calculation formula for redemption amount

The Issuer may redeem the notes, in whole, but not in part, at any time at a redemption price equal to the greater of (1) 100% of principal amount thereof, and (2) the sum of the present values, calculated as of the redemption date, of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the redemption date) due after the redemption date through the Stated Maturity Date, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, plus in each case accrued and unpaid interest thereon and Additional Amounts, if any, to the redemption date.

Security Features

The Bonds, due to mature in January 28, 2020, will be issued with a coupon of 7.250% per year (yield to maturity 7.375%), payable semi-annually beginning on July 28, 2010. The Bonds received a Ba1 credit risk rating from Moody’s Investor Services and BB+ from Standard & Poor’s Ratings Services. The Bonds will be guaranteed by BRF and Sadia S.A. (“Sadia”) will be senior unsecured obligations of the Issuer, of BRF and of Sadia and rank pari passu with all other obligations of BRF and Sadia of a similar nature. BRF intends to use the proceeds of the Offer to extend its debt maturity profile as well as for general corporate purposes.

Security	Senior Notes
Indentification of security	Notes
Issue date	May 17, 2007
Final date	May 24, 2017
Quantity (unities)	2,500
Total Value (Reais)	250.00
Restriction to circulation	Yes
Description of restriction

The notes have not been registered under the U.S. Securities Act of 1933, as amended, or the “Securities Act,” or the securities laws of any other jurisdiction. The notes are being offered only to qualified institutional buyers under Rule 144A under the Securities Act, or “Rule 144A,” and to persons outside the United States under Regulation S under the Securities Act, or “Regulation S.”

Convertibility	No
Possibility of redemption	Yes
Calculation formula for redemption amount

The Issuer or Sadia may at any time redeem, in whole but not in part, upon not less than 30 nor more than 60 days’ notice given in accordance with “– Notices” below (which notice shall be irrevocable), the Notes at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date) and Additional Amounts, if any, to the redemption date.

Security Features

The Notes will mature on May 24, 2017. Interest on the Notes will accrue at the rate of 6.875% per annum and will be due and payable semiannually in arrears in immediately available funds on each May 24 and November 24, commencing on November 24, 2007, to the Persons who are registered Holders at the close of business on each May 13 and November 13 immediately preceding the applicable interest payment date.Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

18.6. Brazilian markets in which issuer’s securities are traded

                The common shares of the Company are traded at the “Novo Mercado” segment of the São Paulo Stock Exchange, by the ticker “BRFS3”.

18.7. Classes of securities traded on foreign markets, including:

                a) country;

                b) market;

                c) market entity in which securities are admitted to trading;

                d) date they were admitted to trading;

                e) trading segment, if any;

                f) date of listing on trading segment;

                g) trading volume abroad in relation to total trading volume of each class for the last year;

                h) deposit certificates abroad in relation to each class of shares, if any;

                i) depositary bank, if any; and

                j) custodian institution, if any

                BRF’s shares are traded on the New York Stock Exchange (NYSE) through a Level III ADR program. The Bank of Ney York is responsible for the shares custody.

                On October 20, 2000, ADSs representing our preferred shares beganto be traded in NYSE. On April 12, 2006, our preferred shares were converted into common shares. Since then, the ADSs represent our common shares. On March 31, 2011, there were 89,199,010 outstanding ADRs, representing 89,199,010 common shares, or 10.22% of our total outstanding shares.

 18.8. Public offerings made by issuer or third parties, including controlling companies and subsidiary and affiliated companies, related to issuer’s securities

At the end of 2007, Perdigão S.A successfully concluded a primary offering with the issue of 20 million new shares at a price of R$45.00 per share. Ratification and paying-in of funds of R$900.0 million took place on December 18, 2007, priority being given to the settlement of the cash portion of the Eleva acquisition. On January 14, 2008, as a result of the demand for the offering, the over-allotment option was partially exercised, we issued additional 744,200 shares, at the same price in the amount of R$33.5 million, the capital stock increased to R$2,500 million, represented by 186,701,352 common book-entry shares.

On July 21, 2009, a Board of Directors meeting approved an increase in our capital stock within the limits of the authorized capital in the amount of R$4.6 billion, to R$9,527,933,697.75 through the issuance of 115,000,000 common shares, all book entry and with no par value, through a primary public offering in Brazil, in the non-organized over-the-counter market, and in the overseas market, including shares in the form of American Depositary Shares evidenced by American Depositary Receipts.

On August 20, 2009, the Board of Directors, within the limit of the authorized capital, in connection with the exercise of the option to purchase additional shares exercised by lead underwriter, in the amount of 17,250,000 common, nominative, book-entry shares, with no par value, at the issuance price of R$40.00 per share, resulting in the increase in capital stock, within the limit of the Company’s authorized capital in the amount of R$690.0 million, representing an increase in the capital stock to R$12,553,417,953.36, represented by 436,236,623 common shares.

18.9. Tender offerings made by issuer for third-party shares

On February 21, 2008, the Board approved the incorporation of 54% of the shares held by the shareholders of Eleva in Perdigão S.A., in accordance with the exchange ratio of 1.74308855 shares of Eleva for one share of our Company, upon issuance of 20.2 million shares. As a result, our outstanding share capital was increased to R$3,445,042,795.00, represented by 206,958,103 common shares, without par value (of which 430,485 were common shares held in treasury).

On July 8, 2009, a shareholders’ meeting approved the merger of all shares issued by HFF into our assets, the conversion of HFF into a wholly-owned subsidiary of the Company and the capital increase of BRF, upon contribution of 226,395,405 shares issued by HFF, based on the economic value of such shares, in the amount of R$1.5 billion by issuing 37,637,557 new common shares all nominative and will no par value, at an issuance price of R$39.40 per share. As a result our capital stock increased to R$4,927,933,697.75.

On August 18, 2009, a shareholders’ meeting approved the merger of all common and preferred shares issued by Sadia into the Company, and approved the capital increase of the Company, upon the conversion of 25,904,595 common shares and 420,650,712 preferred shares issued by Sadia, based on the equity value of such shares, in the amount of R$2.3 billion through the issuance of 59,390,963 new registered common shares, with no par value, at the issuance price of R$39.32 per share, the capital, therefore, being increased R$9,527,933,697.75 to R$11,863,417,953.36.

18.10. Other material information

In item 18.4, the values related to trading volume are expressed in millions of Reais.

Rights of Common Shares

At our shareholders’ meetings, each share of common stock is generally entitled to one vote. Pursuant to our bylaws and to the Novo Mercado listing agreement, we may not issue shares without voting rights or with restricted voting rights. In addition, our bylaws and the Brazilian Corporation Law provide that holders of our shares are entitled to dividends or other distributions made in respect of our shares ratably in accordance with their respective participation in the total amount of our issued and outstanding shares. In addition, upon our liquidation, holders of our shares are entitled to share our remaining assets, after payment of all of our liabilities, ratably in accordance with their respective participation in the total amount of our issued and outstanding shares. Common shareholders have, except in certain circumstances listed in the Brazilian Corporation Law and in our Bylaws, the right to participate in our company’s future capital increases, in proportion to their participation in our capital stock, and also the right to dispose of shares in a public offering in case of acquisition of shares in quantities equal to or in excess of 20% of total shares issued in the offering, in compliance with the terms and conditions provided in Article 37 of our bylaws.

According to the Brazilian Corporation Law, neither our bylaws nor actions taken at a shareholders’ meeting may deprive a shareholder of the following rights:

• the right to participate in the distribution of profits;

• the right to participate equally and ratably in any remaining residual assets in the event of our liquidation;

• preemptive rights in the event of issuance of shares, convertible debentures or warrants, except in certain specific circumstances under Brazilian Corporation Law described under “—Preemptive Rights”;

• the right to monitor our management in accordance with the provisions of the Brazilian Corporation Law; and

• the right to withdraw from our company in the cases specified in the Brazilian Corporation Law.

Anti-Takeover Effects of Provisions in Bylaws

Our bylaws contain provisions that have the effect of avoiding concentration of our shares in the hands of a small group of investors, in order to promote more widespread ownership of our shares. These provisions require each shareholder who becomes the holder of 20% or more of our total share capital to, within 30 days from the date of such acquisition, commence a public tender offer to buy all of our outstanding shares in accordance with the CVM and the São Paulo Stock Exchange regulations and our bylaws. These provisions are triggered by the acquisition of beneficial ownership as well as record ownership of our shares.

These provisions are not applicable to shareholders who become holders of 20% or more of our shares as a result of (1) legal succession, provided that the shareholder sells any shares in excess of the 20% limit within 60 days of the event, (2) the merger of another company into us, (3) the merger of shares of another company by us and (4) the acquisition of 20% or more of our shares through a primary offering that has been approved at a shareholders’ meeting duly called by our board of directors, provided that the share issue price has been set based on the economic value of the shares, as determined by a valuation report prepared by a specialized and independent firm.

Involuntary capital increases resulting from cancellation of treasury shares or capital reductions with cancellation of shares will not be considered in the calculation of the 20% of total shares issued by us.

The public tender offer must be (1) directed to all our shareholders, (2) made through an auction to take place at the São Paulo Stock Exchange, (3) launched at a fixed price in accordance with the procedure set forth below and (4) paid upfront in Brazilian currency. The price per share in the public tender offer shall be equivalent to at least the greatest of: (a) the economic value of our company, determined pursuant to Article 37 of our bylaws; (b) 135% of the issue price of the shares issued in any capital increase through a public offering that takes place within the preceding 24-month period; and (c) 135% of the market price of our shares within the preceding 30-day period. In the event CVM regulations applicable to the public tender offer require the adoption of a share price calculation criterion that results in a higher share price, the price set in accordance with the CVM regulations will prevail.

The realization of the public tender offer does not exclude the right of another of our shareholders or of our company to launch a competing public tender offer in accordance with applicable regulations.

All shareholders who vote in favor of an amendment to the provisions of our bylaws that results in the limitation of this public tender offer obligation or the elimination of this mechanism are obligated to launch a public tender offer based on the existing rules.

Information Required by the São Paulo Stock Exchange from Companies Listed on the Novo Mercado

As a Novo Mercado company, we must observe the following additional disclosure requirements:

• no later than six months following our listing on the Novo Mercado, we must disclose financial statements and consolidated financial statements at the end of each quarter (except the last quarter of each year) and at the end of each fiscal year, including a cash flow statement that must indicate, at a minimum, the changes in our cash and cash equivalents, divided into operating, finance and investment cash flows;

• as from the date we release our financial statements relating to the second fiscal year following our listing on the Novo Mercado we must, no later than four months after the end of the fiscal year:

• release our annual financial statements and consolidated financial statements in accordance with U.S. GAAP or IFRS, in reais or U.S. dollars, in the English language, including notes to the financial statements and including information on net profits and net worth calculated at the end of such fiscal year in accordance with Brazilian GAAP, together with a management report and the management proposal for the allocation of net profits and our independent auditors’ report; or

• disclose, in the English language, the complete financial statements, management reports and notes to the financial statements prepared in accordance with the Brazilian Corporation Law, accompanied by an additional explanatory note reconciling the year-end results and net worth calculated in accordance with Brazilian GAAP and U.S. GAAP or IFRS, as the case may be, which must include the principal differences between the accounting principles used, as well as the independent auditors’ report; and

• as from the date we release our first financial statements prepared as provided above, no more than 15 days following the period established by law for the publication of quarterly financial information, we must:

• disclose, in its entirety, our quarterly financial information translated into the English language; or

• disclose our financial statements and consolidated financial statements in accordance with U.S. GAAP or IFRS, accompanied by the independent auditors’ report.

Due to the listing of our shares on the Novo Mercado, we must disclose the following information, pursuant to the Novo Mercado regulations, with our quarterly information (Informações Trimestrais):

• our consolidated balance sheet, consolidated statement of income, and a discussion and analysis of our consolidated performance;

• any direct or indirect ownership interest exceeding 5% of our share capital, looking through to any ultimate individual beneficial owner;

• the number and characteristics of our shares held directly or indirectly by any controlling shareholders and members of our board of directors, board of executive officers and fiscal council;

• changes in the numbers of our shares held by any controlling shareholders and members of our board of directors, board of executive officers and fiscal council in the immediately preceding 12 months;

• our cash flow statement and consolidated cash flow statement, together with an explanatory note thereto;

• the number of shares constituting our free float and their percentage in relation to the total number of issued shares; and

• if we are party to an arbitration agreement for dispute resolution.

Information relating to the ownership interest exceeding five percent of our share capital, the number and characteristics of our shares directly or indirectly held by any controlling shareholders and members of the board of directors, board of executive officers and fiscal council, changes in the number of securities held by such persons within the immediately preceding 12 months, the number of free float shares and their respective percentage in relation to the total number of shares issued and disclosure of whether we are party to an arbitration agreement for dispute resolution must also be included in our annual report.

19.1. Stock repurchase plans for the last three fiscal years

Determination Date	Repurchase period	Retained earnings	Description	Class	Expected amount (unities)	% over outstanding shares	Purchased approved (unities)	PMP	Coefficient	% purchased
Other characteristics
5/30/2011	5/31/2010 to 8/26/2011	1,022,826,000.00	Common		4,068,336	0.466000	0	0.00	R$/unity	0.000000

The program's objective is the maintenance of treasury shares for eventual compliance with the provisions in the " Stock Option Plan " and " Additional Stock Option Plan ", both approved at the Annual Shareholders’ Meeting held 31/03/2010. It will be for the Company's Board set the dates and amounts of shares to be effectively acquired, within the limits and expiration date authorized in the Program.

19.2. Treasury stock by type and class, indicating quantity, total value and weighted average purchase price

Year ended 12/31/2010
Common Stocks

Movement	Quantity (units)	Value (Reais)	Weighted average price (Reais)
Initial Value	2,452,180	27,585,616.65	11.25
Acquisition	0	0.00	0.00
Sale	1,671,008	26,848,000.00	16.07
Cancellation	0	0.00	0.00
Ending Value	781,172	737,616.65	0.94

Year ended 12/31/2009
Common Stocks

Movement	Quantity (units)	Value (Reais)	Weighted average price (Reais)
Initial Value	430,485	813,616.65	1.89
Acquisition	795,605	26,772,000.00	33.65
Sale	0	0.00	0.00
Cancellation	0	0.00	0.00
Ending Value	1,226,090	27,585,616.65	22.50

Year ended 12/31/2008
Common Stocks

Movement	Quantity (units)	Value (Reais)	Weighted average price (Reais)
Initial Value	430,485	813,616.65	1.89
Acquisition	0	0.00	0.00
Sale	0	0.00	0.00
Cancellation	0	0.00	0.00
Ending Value	430,485	813,616.65	1.89

19.3. Treasury stock on fiscal year end date

Security:	Shares
Stock Type	Class	Securities description	Quantity (units)	Wheigted Average Price (in Reais)	Coefficient	Purchase Date	Relation with outstanding shares (%)
Common			781,172	0.95	R$/unity		0.124564

20.1. Policy regarding trading of Company securities by direct or indirect controlling shareholders, executive officers, directors, members of the Supervisory Board and any other technical or advisory bodies created under the Bylaws

a.      date of approval

07/23/2002

b.     related parties

 (i) ISSUER shareholders, controllers or not, that have any participation, direct or indirect, in the administration of the ISSUER or its subsidiaries; (ii) the administrators (which includes members of the Board of Directors, the Directors, statutory or not), the members of the Audit Committee and members of other organs that hold technical or consulting positions at the ISSUER or its subsidiaries, created or that are to be created for statutory reasons; and (iii) employees and executives that have access to the ISSUER´S relevant information or that of its subsidiaries, regardless of the position held, or the title of the position which, be it due to the nature of the work, be it on account of a possible failure in the communication and/or information system, gain knowledge, through direct or indirect access, of PRIVILEGED INFORMATION of the ISSUER or its subsidiaries;  (iv) the spouses that are not legally separated, companion, dependents included in a declaration of income tax or controlled business, of the previously mentioned parties, directly or indirectly (v) any person that has knowledge of PRIVILEGED INFORMATION and is aware that this information has not yet been released to the market, especially those that hold a relationship of a commercial, professional or trusting nature with the ISSUER, such as independent auditors, stock analysts, consultants and institutions of the stock distribution system; and/or (vi) administrators that leave the administration of the ISSUER or that of its subsidiaries prior to the public release of business or a deal initiated during his/her term in the administration, for the period of 6 (six) months after leaving; and/or (iv) businesses controlled directly or indirectly by the respective PRINCIPLE INVESTORS.

c.      principal characteristics

Prohibited in Negotiations in General

PRINCIPLE INVESTORS and RELATED INVESTORS are aware that it is illegal practice and subject to legal punishment to:

a)use PRIVILEGED INFORMATION, by means of INEQUITABLE PRACTICE, to obtain for one´s self, or others, advantages to negotiate securities;

b)not use all available efforts to maintain any PRIVILEGED INFOMATION confidential until it is released publicly, as stipulated in the policy terms for disclosure of said information in this instrument;

c)negotiate ISSUER´S securities or those linked to them prior to the disclosure of PRIVILEGED INFORMATION or within a period of 15 (fifteen) days prior to the release of the ISSUER´S quarterly (ITR) or annual information (DFP, IAN), whose deadlines for release are outlined in the widely published ISSUER´S Annual Events Schedule.

d)negotiate ISSUER´S securities, or those linked to them, with the intention of promoting incorporation, total or partial spin-off, mergers, transformations or reorganization of partners.

The ISSUER is also prohibited to negotiate its own shares during the periods outlined in items “a”, “c” and “d” aforementioned.

The restriction outlined in item “a” above does not apply to the acquisition of shares that are held by the treasury, by means of private negotiation, resulting from the use of a buy option in accordance with the issuer´s plan for the buy option approved in a general meeting.

Controlling shareholders, direct or indirect, Directors and members of the Board of Directors of the ISSUER and its subsidiaries, also cannot negotiate the ISSUER´S securities, or those linked to them, whenever the ISSUER itself is carrying out an acquisition or an alienation of its own [the ISSUER´S] securities, those of its subsidiaries, those of linked companies or those of a company in which the ISSUER holds shares, or if an option or mandate has been issued for the same reason.

The PRINCIPLE INVESTORS and the RELATED INVESTORS may inform the ISSUER, in writing, of their plans for periodic negotiation as investment, or their programmed withdrawal of investment, in order to obtain more flexibility to negotiate their shares, so long as the restrictions outlined in the effective regulations are respected.

The restrictions outlined in item 1 are applicable to negotiations carried out, directly or indirectly, by the PRINCIPLE INVESTORS, even if these negotiations are carried out for these people by means of (i) companies controlled by them; and (ii) others with whom a trust agreement or a stock portfolio is held. Negotiations carried out by investment funds that are comprised of the aforementioned persons are not considered indirect negotiations, so long as the investment funds are not exclusive and the negotiation decisions made by the investment fund manager cannot be influenced by the investors [of these investment funds].

d.     lock-up periods and description of procedures adopted to monitor trading in such periods

      It is prohibited to negotiate ISSUER´S securities or those linked to them prior to the disclosure of PRIVILEGED INFORMATION or within a period of 15 (fifteen) days prior to the release of the ISSUER´S quarterly (ITR) or annual information (DFP, IAN), whose deadlines for release are outlined in the widely published ISSUER´S Annual Events Schedule.

20.2 Other material information

All material information were mentioned above.

21.1. Rules, regulations or internal procedures adopted by the Company to ensure that information to be disclosed to the public is gathered, processed and published in an accurate and timely manner

The Company has a Disclosure Committee in accordance with Sarbanes Oxley Act regulations. The Committee is comprised of officers from the following areas: Investor Relations, Accounting, Shared Services Area, Information Technology, Corporate Services, Legal, Internal Controls, Auditing and Finance. Meetings take place at least six times per year, or whenever an event arises requiring decisions with respect disclosure of information.

In accordance with the Company’s policy of transparency, the Disclosure Committee is responsible for identification, improvement and documentation of the internal controls, identifying points of control, risks and opportunities for improvement. The principal objective of this work is to provide support for the published financial statements.

21.2. Material act or fact disclosure policy adopted by the Company, indicating procedures for keeping undisclosed material information confidential

                Definitions:

Principle Investors – means (i) ISSUER shareholders, controllers or not, that have any participation, direct or indirect, in the administration of the ISSUER or its subsidiaries; (ii) the administrators (which includes members of the Board of Directors, the Directors, statutory or not), the members of the Audit Committee and members of other organs that hold technical or consulting positions at the ISSUER or its subsidiaries, created or that are to be created for statutory reasons; and (iii) employees and executives that have access to the ISSUER´S relevant information or that of its subsidiaries, regardless of the position held, or the title of the position which, be it due to the nature of the work, be it on account of a possible failure in the communication and/or information system, gain knowledge, through direct or indirect access, of PRIVILEGED INFORMATION of the ISSUER or its subsidiaries.

Related Investors – means (i) the spouses that are not legally separated, companion, dependents included in a declaration of income tax or controlled business, of the PRINCIPLE INVESTORS, directly or indirectly (ii) any person that has knowledge of PRIVILEGED INFORMATION and is aware that this information has not yet been released to the market, especially those that hold a relationship of a commercial, professional or trusting nature with the ISSUER, such as independent auditors, stock analysts, consultants and institutions of the stock distribution system; and/or (iii) administrators that leave the administration of the ISSUER or that of its subsidiaries prior to the public release of business or a deal initiated during his/her term in the administration, for the period of 6 (six) months after leaving; and/or (iv) businesses controlled directly or indirectly by the respective PRINCIPLE INVESTORS.

1. Basic Aims for the Policy for Disclosure of a STATUTE OR RELEVANT FACT

This policy adopted by the ISSUER for disclosure a STATUTE OR RELEVANT FACT is aimed at assuring the understanding of the aims of the abundance, quality, transparency, efficiency and equality in the treatment of the shareholders in the disclosure of information contained in the STATUTE OR RELEVANT FACTS related to the ISSUER´S securities or those linked to them.

Besides this, this policy for disclosure information aims to maintain the trust of investors, employees and participants in the capital markets in general, regarding the veracity and recentness of information pertinent to the reality of activities and the ISSUER´S socioeconomic situation and that of its subsidiaries at any time whatsoever. This policy also governs the disclosure of information relevant to investment analysts, the specialized press and employees of the ISSUER.

2. Procedures for Disclosure

It is the responsibility of the Vice-President of Finances, Control and Investor Relations (the Chief Financial Officer) to disclose and communicate to the CVM, to the SEC and to the Stock Exchanges where the ISSUER´S securities are traded, any STATUTE OR RELEVANT FACT occurred or related to the ISSUER´S business, as well as promote the wide and immediate transmission, simultaneously in all markets where said securities are traded.

The PRINCIPLE INVESTORS shall communicate any information that is understood to be a STATUTE OR RELEVANT FACT to the Vice-President of Finances, Control and Investor Relations, who shall decide on the need to disclose the information to the market and on the amount and kind of details to be disclosed.

In the case that the Vice-President of Finances, Control and Investor Relations is absent in the need to disclose a STATUTE OR RELEVANT FACT to the market, the PRINCIPLE INVESTORS that are aware of the information that is considered necessary to be disclosed, shall communicate it to the CVM.

Should uncommon fluctuations occur in the rate, price or quantity traded of the ISSUER´S securities or those linked to it, the Vice-President of Finances, Control and Investor Relations shall inquire those persons that the director believes hold PRIVILIGED INFORMATION, with the objective of checking whether these persons have certain information that should be disclosed to the market.

Disclosure shall be carried out by publication in the newspaper with the widest circulation as used regularly by the ISSUER, and may be summarized, showing the Internet address where complete information will be available, in a clear and precise format, and in an accessible language. Disclosure covered by this policy shall be made in English and Portuguese. Information disclosed by means of the Internet shall be constantly [update]d and shall include information of detail identical to that provided to the CVM, to the SEC and to the Stock Exchanges.

Disclosure shall be simultaneously sent to all markets where the ISSUER´S securities are traded, and, whenever possible, prior to the opening or after the closing of trading in both countries; prevailing, in the case of incompatibility, the trading hours of the Brazilian market.

The Vice-President of Finances, Control and Investor Relations may, upon communicating the STATUTE OR RELEVANT FACT, request the Stock Exchanges, always simultaneously, to suspend trading of the ISSUER´S securities for the period necessary for the adequate disclosure of the relevant information, should it become imperative that the disclosure be carried out during trading hours. Such suspension of trading shall not be effective in Brazil while the Stock Exchange in another country is still trading the ISSUER´S securities or those linked, and, while on that Stock Exchange, the trading of those shares is not suspended.

The disclosure of information shall not be made to a restricted group of persons, but rather to the investor market in general. Should information considered to be a STATUTE OR RELEVANT FACT be inadvertently revealed to a specific person or specific group of persons, the ISSUER, by means of the Vice-President of Finances, Control and Investor Relations, shall carry out the immediate disclosure of the information, in identical detail.

3. Exception to Immediate Disclosure

The STATURE OR RELEVANT FACTS may, exceptionally, not be disclosed to the market when the controlling shareholders or administrators understand that the disclosure will legitimately put the ISSUER´S interest at risk.

It will be the responsibility of the Vice-President of Finances, Control and Investor Relations to request the president of the CVM to analyze the possible exception to the disclosure, in the format outlined in Article 7 of the CVM Instruction nº 358/02.

Should the STATUTE OR RELEVANT FACT be linked to operations directly involving controlling shareholders and these [controlling shareholders] decide to withhold disclosure, the controlling shareholders shall inform the ISSUER´S Vice-President of Finances, Control and Investor Relations.

Notwithstanding, the controlling shareholders and the administrators are obliged to, directly or by means of the Vice-President of Finances, Control and Investor Relations, immediately disclose a STATUTE OR RELEVANT FACT to the market, should this information escape control or if there is irregular fluctuation in the rate, price or quantity traded of the ISSUER´S securities or those linked to them.

4. Duty to Maintain Confidentiality

It is the responsibility of the PRINCIPLE INVESTORS to maintain information related to a STATUTE OR RELEVANT FACT confidential to those that have privileged access because of their position, or job, or any reason, until the disclosure to the market, as well as encouraging the RELATED INVESTORS to do the same.

5. Basic Principles regarding Disclosure of Results and Other Information

The ISSUER does not adopt projections of results as one of its disclosure policies. Nevertheless, in meetings with investment analysts, the Vice-President of Finances, Control and Investor Relations shall supply said analysts with information that is considered pertinent to promote the development of the adequate evaluation of the ISSUER´S securities, and may, for this reason, comment on strategies and perspectives for the ISSUER´S future.

Any information that is disclosed and that refers to projections, of any nature, shall be accompanied by language (i) showing that such information should be evaluated by market participants with special caution as it is unconfirmed information and based on mere expectations of the ISSUER´S administrators, and (ii) showing the factors considered important and that may imply different results to those expected by the ISSUER´S administrator.

Should the ISSUER´S administrator report that the STATUTE OR RELEVANT FACT, including any projection, previously disclosed was or became significantly incorrect, the Vice-President of Finances, Control and Investor Relations shall immediately disclose the correct information as soon as that mistake is identified, seeing to it that the periodic correction of information is sent on to the CVM.

Concerning the expectation of results and reports prepared for investment analysts, the ISSUER´S administrators will be limited to commenting the facts and premises following the models established by such analysts. Conclusions that said analysts come to in their reports will not be commented on. The ISSUER shall not circulate to any interested party any report that has been prepared by investment analysts.

The ISSUER shall not expose its results, in the form of a forecast, from the moment that these data are discovered until the moment of their widespread disclosure to the market.

Unfavorable or negative information to the ISSUER shall be disclosed in the same manner and with the same promptness as favorable information.

6. Disclosure of Annual and Quarterly Results

The disclosure shall be made to the Brazilian and foreign markets, where the ISSUER´S securities are traded, outside of trading hours of all these Stock Exchanges.

The result shall also be, in the same situation, made available on the ISSUER´S web page on the Internet and forwarded to the analysts and investors that are registered with the ISSUER.

In these cases, the ISSUER shall hold press conferences with the specialized press, in order to promote widespread awareness of the quarterly results.

7. Conference Calls/Simultaneous Transmissions

Conference calls or simultaneous transmissions after the disclosure of the results shall be carried out. Besides this, other possible conference calls may be held, should they be necessary, at the discretion of the Vice-President of Finances, Control and Investor Relations.

In the conference calls or simultaneous transmissions, the information communicated to the market by means of the press may be discussed at length.

Conference calls or simultaneous transmissions shall always be conducted by the Vice-President of Finances, Control and Investor Relations, while other Directors of the ISSUER may take part.

8. Meetings with Investment Analysts

The ISSUER will hold presentations at the Brazilian Association of Market Analysts (Associação Brasileira de Analistas de Mercado) – Abamec, on an annual basis, in the main capital cities, such as São Paulo and Rio de Janeiro, as well as other regional requirements.

Meetings with only one analyst or a small group of analysts shall always be held upon request. In this case, the Vice-President of Finances, Control and Investor Relations shall only comment on information that has already been disclosed to the public.

9. Road Shows

The ISSUER shall meet with its current or potential principle investors in visits promoted by the company or in conferences promoted by the market institutions, and in moments at the discretion of the Vice-President of Finances, Control and Investor Relations.

10. Attending Investors

Investors and market analysts shall always be attended by the Vice-President of Finances, Control and Investor Relations and/or by a representative from the investor relations area, and these persons may be accompanied by other Directors of the ISSUER, or a technical team, at the discretion of the Vice-President of Finances, Control and Investor Relations.

Information that has already been disclosed to the market and which is requested again in meetings and presentations to investors and investment analysts, but which is not available at that moment, shall be sent at a later date to those persons.

11. Answers to Rumors

It is the ISSUER´S policy to not comment on rumors or speculation originating in the market, except in extreme situations which imply or may imply significant volatility of the ISSUER´S securities or those linked to them.

12. Relations with Strategic Partners

When necessary, the exchange of relevant undisclosed information with strategic partners shall always be formalized with a confidentiality agreement. Should any of this information be inadvertently disclosed to another party, by any of the parties in the confidentiality agreement, the Vice-President of Finances, Control and Investor Relations shall immediately disclose the information to the market, in the same details.

13. Sharing Information Among the Investor Relations Area and the Other Administration Areas of the ISSUER

The ISSUER´S other administrators shall always maintain the Vice-President of Finances, Control and Investor Relations up to date with sufficient information of a strategic, operational, technical or financial nature and the Vice-President of Finances, Control and Investor Relations shall decide on the need to disclose the matter to the public and on the level of details.

21.3. Executive officers and directors responsible for implementing, maintaining, assessing and overseeing the information disclosure policy

All the Company’s administrators shall always maintain the Vice-President of Finances, Control and Investor Relations up to date with sufficient information of a strategic, operational, technical or financial nature and the Vice-President of Finances, Control and Investor Relations shall decide on the need to disclose the matter to the public and on the level of details.

22.1. Acquisition or disposal of any material asset not related to the normal business activities of the Company

                Not applicable.

22.2. Significant changes in the way of Company doing business

                Not applicable.

22.3. Material contracts entered into between the Company and its subsidiaries not directly related to the operating activities

                Not applicable.

22.4. Other material information

Capital Expenditures

In 2010, we recorded total investments of R$1.1 billion in order to support our organic growth, including total capital expenditures of R$697.8 million and expenditures of R$376.1 million for the replenishment of breeder stock. Capital expenditures in 2010 were largely dedicated to productivity and improvements as well as the continuing expansion of our industrial plant capacity, including the agroundustrial complexes of Lucas do Rio Verde and Vitória do Santo Antăo.

The table below sets forth our capital expenditures for the periods indicated and does not include business combinations or other acquisitions of businesses:

	December 31,2010
(in millions of Reais)	2010	2009
Expansion and enhancement of production facilities	247.2	464.1
Bom Conselho Agroindustrial Complex	-	73.0
Três de Maio – powdered milk processing unit	-	27.9
Lucas do Rio Verde and Vitória de Santo Antăo Agroindustrial Complex	38.8	44.1
New projects	105.7	25.1
Productivity investments	282.9	-
Other capital expenditures	23.2	59.0
Total Capital Expenditures	697.8	693.2

Among the investments made in 2009 and 2010, the highlights were:

Bom Conselho Agroindustrial Complex. In 2009, we invested a total of R$73.0 million in this agroindustrial complex, located in the state of Pernambuco. This complex serves as a processing unit for our dairy products. We expect that construction of this complex will be completed at the end of 2011.

Três de Maio Agroindustrial Complex. In 2009, we invested a total of R$27.9 million in this agroindustrial complex, located in Rio Grande do Sul. This complex serves as a processing unit for our dairy products. Construction of this complex was completed in 2009.

Lucas do Rio Verde and Vitória de Santo Antăo . In 2010 and 2009, we invested a total of R$38.8 million and R$44.1 million, respectively, in the construction of these agroindustrial complexes. Lucas do Rio Verde is located in the midwest State of Mato Grosso and Vitória de Santo Antăo is located in the State of Pernambuco in the northeast of Brazil. Vitória de Santo Antăo is already in operation, and Lucas do Rio Verde is expected to be completed at the end of 2011.

Cooperativa Coopercampos. We are currently negotiating a services agreement with Cooperativa Coopercampos from Santa Catarina under which the cooperative will provide us with additional hog slaughter capacity at a plant that it is being constructed in Campos Novos in the state of Santa Catarina. It is expected that Cooperativa Coopercampos will invest a total of R$145 million in the plant, and, over time, we expect to support their investment by making advanced payments for services rendered, which will be secured by fixed assets. Once it is operational, the plant is expected to have a hog slaughtering capacity of 7,000 heads per day which will help us meet the needs of our export markets.

Information Technology. In 2010, we began to install an integrated system platform to help us with synergies as a result of our business combination with Sadia. The fully integrated system is still subject to approval of the business combination by the Brazilian antitrust authorities. The project, which will take approximately 18 months to complete, will involve approximately 200 people working in the following four stages: (1) upgrading the SAP system to increase processing capacity; (2) developing the initial platform; (3) developing the HR SAP system; and (4) rolling out the SAP APO – Advance Planning Optimization. This investment is recorded as an intangible asset and is not reflected in the table above.

Internationalization Project. We are developing a long-term internationalization project focused on increasing our presence in countries where we can distribute our products profitably.

In 2011, we expect to make capital expenditures of approximately R$1,200 million to R$1,400 million (and an additional estimated R$400 million in expenditures on biological assets). We expect to focus our capital expenditures on finishing projects that are currently in progress and focusing on organic growth and maximizing synergies and integration of the two companies.

Competitive Strengths

                We believe our major competitive strengths are as follows:

                • Leading Brazilian Food Company with Strong Brands and Global Market Presence. We are one of Brazil’s largest food industry companies, with a size and scale that enable us to compete in Brazil and globally. We believe that our leading position allows us to take advantage of market opportunities by enabling us to expand our business and increase our share of international markets.In 2010, proforma basis, we slaughtered  1.6 billion chickens and other poultry and 10.6 million pigs and cattle. We sold approximately 5.7 million tons of poultry products, pork, beef, dairy and processed food products, including dairy products, in proforma basis, in the same period. Our own and licensed brands are highly recognized in Brazil and the brands that we use in our export markets aew well established in those markets.

• Extensive Distribution Network in Brazil and in Export Markets. We believe we are one of the only companies with na established distribution network capable of distributing frozen and refrigerated products in virtually any area of Brazil. In addition, we export products to over 140 countries, and we have begun to develop our own distribution capability in Europe, where we sell directly to food processing and food service companies and to local distributors. Our established distribution capabilities and logistics expertise enable us to expand both our domestic and foreign business, resulting in increased Sales volumes and broader product lines.

• Low-Cost Producer in Increasingly Global Market. We believe that we have a competitive advantage over producers in some of our export markets due to generally lower feed and labor costs and gains in efficiencies in animal production in Brazil. We have also achieved a scale and quality of production that enables us to compete effectively with major producers in Brazil and other countries. We have implemented a number of programs designed to maintain and improve our cost effectiveness, for example: i) including our ATP- Total Service program to optimize our supply chain by integrating demand, production, inventory management and client service functions; ii) our CSP- Shared Services Center, which centralizes our corporate and administrative functions; and iii) MVP-More Value program to provide our managers with more efficient use of fixed and working capital; and iv) matrix-based budget intended to improve the efficiency of cost management.

• Diversified and Strategic Geographical Location. In the meat business, our slaughterhouses are strategically located in different regions of Brazil (South and Mid-West), which enables us to mitigate the risks arising from export restrictions that may occur in certain regions of the country due to sanitary concerns. Furthermore, the geographical diversity of our plants in 11 Brazilian states enables us to reduce transportation costs due to the proximity to grain-producing regions. Our dairy operations are based in the principal milk-producing areas of different regions of Brazil, permitting easy access to the consumer market.

• Emphasis on Product Quality and Safety and on a Diversified Product Portfolio. We focus on quality and food safety in all our operations in order to meet customers’ specifications, prevent contamination and minimize the risk of outbreaks of animal diseases. We employ traceability systems that allow us to quickly identify and isolate any farm on which a quality or health concern may arise. We also monitor the health and treatment of the poultry and hogs that we raise at all stages of their lives and throughout the production process. We were the first Brazilian company approved by the European Food Safety Inspection System as qualified to sell processed poultry products to European consumers. We have a diversified product range, which gives us the flexibility to channel our production according to market demand and the easonality of our products.

• Experienced Management Team. Our senior management is highly experienced and has transformed our company during the last decade into a global business. Most members of our senior management have worked with us for over ten years, and the members of our senior management who joined our company during that period have seasoned experience in their professional capacities. Our management seeks to emphasize best practices in our operations as well as corporate governance, as demonstrated by the listing of our common shares on the Novo Mercado of the São Paulo Stock Exchange, which requires adherence to the highest corporate governance standards of that Exchange.

Business Strategy

                Our overall strategy is to use our competitive advantages as a food company with one of the most diversified chilled and frozen food product portfolios to pursue opportunities for long-term growth, diversifying our sales and reducing our costs with the aim of reducing volatility in our results. We will continue to seek balanced growth and consolidation among the business segments in which we operate (poultry, pork, beef, dairy products and processed food products) and with regard to the domestic and external market, while seeking growth opportunities through food processing activities overseas. The main points of our strategy, applicable to the poultry, pork and beef business segments and to the milk, dairy product, margarine and processed food products are:

                • Strengthen Our Global Distribution Network. We continue to develop our distribution capabilities outside Brazil to enable us to improve our services to existing customers and to expand our foreign customer base. In 2011, we expect to continue executing a long-term international distribution strategy in order to increase our brand awareness globally and expand into countries where we believe we can distribute our products profitably. We are focusing on expanding our distribution network in Europe and in the Middle East so as to broaden our coverage and to support more targeted marketing efforts in these key regions. We are also considering processing some products abroad to allow us to deliver those products directly to customers in those markets. We may consider selective acquisitions as one way to achieve this goal. For example, in early December 2007, we entered into a purchase agreement with the Dutch holding company Cebeco for the acquisition of Plusfood. Plusfood has two industrial plants in Europe for the manufacture of poultry- and beef-based processed food products, with an installed manufacturing capacity of approximately 40,000 tons per year of finished products.

• Further Develop Our Domestic and International Customer Base. We seek to continue to strengthen our domestic and international customer base through superior service and quality as well as increased product offerings. We believe that there are considerable opportunities to increase penetration of export markets, particularly as we broaden our product lines to include beef products, milk and dairy products and additional processed food products. We are also positioning our company to enter new export markets when existing trade barriers are relaxed or eliminated. Our objective is to pursue balanced growth of our domestic and export businesses. Domestic market sales represented 59.6% of our total net sales, while export market sales represented 40.4% in 2010.

• Expand Our Core Businesses. We intend to further develop our core businesses of producing and selling poultry, pork, beef, milk, dairy and processed food products by, among other methods, investing in additional production capacity to gain scale and efficiency. For example, we are expanding our Rio Verde Agroindustrial Complex in the mid-western State of Goiás, and we have built a new agroindustrial complex for the processing of turkey, also in Goiás. We have also enlarged our Nova Mutum poultry plant in the State of Mato Grosso to meet long-term demand for chicken meat exports.

• Diversify Our Product Lines, Focusing on Value-Added Processed Food Products. We intend to continue diversifying our product lines, focusing on processed food products whose prices tend to fluctuate less than our unprocessed poultry and pork cuts and that can be targeted to specific markets. Recent acquisitions include Batávia (milk and dairy products), a beef slaughterhouse, Sino dos Alpes (a specialty meats producer), Paraíso Agroindustrial (which owns a poultry slaughterhouse and animal feed mill) and the Doriana, Delicata and Claybom margarine brands, from Unilever, as well as the assets used in manufacturing them, among others. In 2008, we announced the construction of a dairy and processed products plant in Bom Conselho, in the State of Pernambuco (which started operating in 2009), and the purchase of control of Eleva, in order to include products like powdered milk and cheese in our portfolio and increase our market share in milk and dairy products. In addition, we acquired Cotochés in the State of Minas Gerais. In 2009, we signed a merger agreement with Sadia, pursuant to which Sadia became our wholly-owned subsidiary effective September 22, 2009. At the time, Sadia was one of the largest exporters of poultry products. We may pursue other selective acquisitions and/or build new industrial plants to support these strategic goals.

• Continue to Seek Leadership in Low Costs. We are continuing to improve our cost structure in order to remain a low-cost producer and enhance the efficiency of our operations. We seek to achieve greater economies of scale by increasing our production capacity, and we are concentrating our expansion efforts primarily in the mid-western region of Brazil because the availability of raw materials, land, labor, favorable weather and other features allows us to minimize our production costs. We are also continuing to implement new technologies to streamline our production and distribution functions.

• Synergies. Our acquisitions in recent years, including the incorporation of Eleva and our business combination with Sadia, have created synergies. The business combination with Sadia expanded our businesses in both the Brazilian and international markets. We believe that we will achieve commercial, operational, financial and production synergies in both the medium and long term. We believe our business combination with Sadia in 2009 aligns with our strategies for both the domestic and export markets. The business combination brought us a diverse range of processed food, meat and dairy products and customer relationships in both our domestic and export markets that can be integrated with our own operations. Sadia has distribution networks in Europe, the Middle East and elsewhere around the world, which are consistent with our strategy of focusing on expanding our distribution network in those markets.

Recent reports

BATAVO LAUNCHES THE BIGGEST PROMOTION IN ITS HISTORY

As from February 26, Batavo, the leading dairy product brand in BRF Brasil Foods’ portfolio, begins the nationwide launch of its “Batavo Prize Winning Fridge” campaign. With investments of R$ 15 million, the promotion will have nationwide coverage with weekly prize-winning drawings. The cost corresponds to the largest investment of the brand in a single promotion. In total, the campaign will raffle off 24 Electrolux duplex top-of-the-line refrigerators, eight of them filled with R$ 50,000 – one per week, and more than 400 brand-personalized Electrolux mini-refrigerators.

The campaign will involve a total of 17 categories of participating products including milks, yogurts, dry and chilled products in the lines: Kissy, Pense Light, Bio Fibras, Batavito, Batavinho and Naturis Soja. The promotional packages have the campaign seal stamped on all the Batavo products*, representing the largest multi-category promotion of the brand in the market. The promotional code printed on the packaging should be sent by SMS to the number 49877 or registered in the special promotion hotsite www.geladeirapremiada.com.br. Drawings will have nationwide coverage and will be held on a weekly basis by the Federal Lottery. The packaging should not be discarded until the end of the promotion on April 29.

 “We want to compete for the consumer’s preference among the market leaders. For this purpose and to commemorate the event, we are launching the biggest promotion in the brand’s history. This year is going to be one full of new initiatives at Batavo”, says Luciane Matiello, Marketing Director at Batavo.

Ad Dissemination

The “Prize Winning Batavo Fridge” campaign will have massive offline, online and PoS dissemination. The open TV media will air 30 and 15 second films with stop motion animation.  The commercial is an entertaining play on the conversation between two magnets on a refrigerator.

Product merchandising on presenter, Ana Maria Braga’s Mais Você program will also be used as a vehicle, together with activations at 73 thousand points of sale throughout Brazil, with a blanket presence of promotional material. Creation of the campaign rollout is being coordinated by the NBS agency.

FITCH ASSIGNS INVESTMENT GRADE TO BRF

Fitch Ratings has assigned a BBB- rating to BRF , with stable outlook. The classification of BRF as investment grade will permit greater visibility, opportunity and access to investors, confirming the strategic focus of a global class company. In the report published by Fitch, the rating is supported by BRF’s strong business profile constituting one of the largest producers and distributors of food, the company’s higher returns and moderate leverage. The ratings also incorporate an outlook for continuing improvement in returns and margins, benefiting not only from the strong demand for BRF’s products but also synergies from the merger with Sadia in progress. Fitch expects the company to continue to exercise a strategy of diversification and growth both organically as well as through acquisitions which could tighten cash generation in the short term and could result in higher leverage. On the positive front, BRF has a long tradition of capital injections to support the balance sheet during the execution of its growth strategy.

The rating agency highlights the diversification of the businesses, management and reduction of the risks, the sustained long-term strategy, as well as, emphasizing the high standards of corporate governance, BRF’s financial equilibrium in addition to the significant improvement in margins and results announced for 2010 by the Company.

STANDARD & POOR’S IMPROVES BRF’S OUTLOOK TO POSITIVE

Standard & Poor’s Services confirmed BRF – Brasil Foods S.A.’s BB+ rating, revising the outlook from stable to positive, including the corporate credit rating.

The revision of the Outlook was based on the Company’s performance with a gradual improvement in results, returns and maintenance of financial equilibrium. In addition, the change to a positive outlook also reflects S&P’s forecast for improved returns and for continuing operating cash generation, despite the challenging scenario of cost pressure relative to market conditions.

MOODY'S INVESTORS SERVICE HAS CHANGED BRF BRASIL FOODS S.A.’S (BA1) RATINGS OUTLOOK TO POSITIVE FROM STABLE.

Moody's Investors Service has changed BRF Brasil Foods S.A.’s (BRF) ratings outlook to positive from stable reflecting the margin improvement in FY2010 following the merger with Sadia in 2009,  the expectations that the business performance and margin trend will remain favorable.

According to Moody’s, BRF will benefit from the favorable economic conditions in Brazil and will sustain operating margin improvements despite higher grain input costs. Additionally, it was indicated that BRF was able to sustain solid market position, especially in the processed foods segment, which confirmed the value and strength of its brands. The change in outlook also incorporates the increasing proportion of value-added processed foods in the company’s sales mix.

Moody’s also recognizes the continuous process of financial deleveraging in 2010 and maintenance of comfortable liquidity situation. Last, Moody’s also regarded BRF as having above aerage transparency and financial disclosure standards.

BRF – BRASIL FOODS S.A. AND BANCO DO BRASIL SIGN R$ 1.4 BILLION AGREEMENT

Banco do Brasil (BB)  and BRF Brasil Foods S.A. are signing today, Wednesday 11, a rural outgrowers agreement - BB Convir in the amount of R$ 1.4 billion. The resources are to be applied in the financing of  the company’s integrated outgrowers’ projects for the raising of chickens and hogs in the states of Goiás, Mato Grosso, Minas Gerais, the  Federal District and southern region of the country.

The purpose of the partnership is to implement a joint program for extending rural credit lines, thereby supporting the integration of the poultry and hog farming chains.

Under the agreement, BB finances the company’s integrated outgrowers with the commitment to deliver their production to BRF - which for its part, guarantees purchase.

The agreement will expand the Banco do Brasil’s capacity to provide rural credit while for BRF, it ensures that growth projects, linked to the advance in the process of integration, occur in a sustainable and competitive manner. Under the agreement, the rural producer is able to access credit at competitive costs so that he can undertake his projects supported by an integrated outgrowers contract.

The outlook is that the agreement will benefit about two thousand rural producers through the BB FCO Rural credit line, to businesses located in the Midwest region, and through BNDES lines to other regions in the country where BRF has operations.

ANNOUNCEMENT TO THE MARKET

BRF’s Board of Directors at meeting held today has approved the election of the current members of the Board of Executive Officers and of Advisory Committees for a two-year term of office up to May 2013 pursuant to the Company’s Bylaws, as follows:

Board of Executive Officers

Name	Position
José Antonio do Prado Fay	Chief Executive Officer
Antonio Augusto de Toni	Vice President for Export Markets
Ely David Mizrahi*	Vice President for Food Services *
Fabio Medeiros Martins da Silva	Vice President for Dairy Products
Gilberto Antonio Orsato	Vice President for Human Resources
José Eduardo Cabral Mauro*	Vice President for the Domestic Market *
Leopoldo Viriato Saboya	Vice President for Finance
Administration and Investor Relations
Luiz Henrique Lissoni	Vice President for the Supply Chain
Nelson Vas Hacklauer	Vice President for Strategy, Projects and New Businesses
Nilvo Mittanck	Vice President for Operations and Technology
Wilson Newton de Mello Neto	Vice President for Corporate Affairs

*The Vice Presidencies for Food Service and the Domestic Market will be filled in the event of and  contingent upon the terms of the final approval of the Concentration Act currently subject to examination by the Administrative Council for Economic Defense – CADE, as well as eventual approval of the Company’s Board of Directors

ADVISORY COMMITTEES:

Governance, Sustainability and Strategies Committee:

José Carlos Reis de Magalhães Neto

Décio da Silva

Allan Simões Toledo

Nildemar Secches

Finance and Policy and Risks Committee:

Manoel Cordeiro Silva Filho

Luís Carlos Fernandes Afonso

Luiz Fernando Furlan

Leopoldo Viriato Saboya

Management Compensation and Executive Development Committee:

Pedro de Andrade Faria

Paulo Assunção de Souza

Walter Fontana Filho

Best Practices Evaluation Committee:

Walter Fontana Filho

Luiz Fernando Furlan

Nildemar Secches

MATERIAL FACT of May 30, 2011

In compliance with the provisions in paragraph 4 of Article 157 of Law 6,404, of December 15, 1976, and item XV of the sole paragraph of Article 2 of CVM Instruction 358 of January 3, 2002, BRF – BRASIL FOODS S.A. (“Company’) hereby discloses the following MATERIAL FACT:

The Board of Directors authorized, pursuant to item 11 of Article 19 of its Bylaws and to CVM Instruction 10, of February 14, 1980 (ICVM 10), the Company's share repurchase program (“Program) to acquire up to four million, sixty-eight thousand, three hundred thirty-six (4,068,336) book-entry common shares, with no par value, corresponding to 0.466% of its capital stock, excluding treasury shares, to be effective for ninety (90) days.

The objective of the Program is to maintain the shares in treasury to eventually meet the needs of the “Stock Option Plan" and of the “Additional Stock Option Plan”, both approved at the Company’s Annual and Extraordinary Shareholders’ Meeting held on March 31, 2010. It shall be incumbent upon the Company’s Board of Executive Officers to determine the dates and number of shares to be effectively acquired, pursuant to the authorized limits and term of the Program.

In compliance with Article 18 of ICVM 10, the number of outstanding shares, as provided for in Article 5 of the Company’s Bylaws, is 612,046,900 book-entry, registered common shares with no par value. Therefore, considering the current number of treasury shares and the program’s limit for repurchase, the shares held in treasury will account for 0.78% of the free float (outstanding shares).

The Program will use the funds from the Profit Reserve, as per the balance sheet for the fiscal year ended December 31, 2010, approved at the Annual and Extraordinary Shareholders’ Meeting held on April 29, 2011, which is currently R$1,022,826 thousand.

The acquisition price shall not be higher than the market value of the shares. The shares will be acquired at the trading sessions of the BM&FBOVESPA, through the intermediary institutions Bradesco S.A. Corretora de Títulos e Valores Mobiliários, headquartered at Av. Paulista, 1450, 7º andar, Bela Vista, in the city and state of São Paulo, Corporate Taxpayer’s ID (CNPJ) 61.855.045/0001-32 and Itaú Corretora de Valores S.A., at Av. Brigadeiro Faria Lima, 3.400 – 10º andar, in the city and state of São Paulo, Corporate Taxpayer’s ID (CNPJ) 61.194.353/0001-64.

The Company’s Board of Executive Officers is herein authorized to take all measures deemed necessary to carry out the above resolution.

MATERIAL FACT of June 08, 2011

 The management of BRF – Brasil Foods S.A. (“BRF” or “Company”) hereby informs the public, within the terms of Instruction No.  358/02 and § 4 of art. 157 of Law No. 6.404/76 of the Brazilian Securities and Exchange Commission (CVM), that the process related to the merger between Perdigão and Sadia, which led to the creation of BRF Brasil Foods, started to be decided at an ordinary session of the Administrative Council for Economic Defense (CADE), held today (8/6) in Brasília.

                The counselor in charge for the process expressed his vote by not approving the transaction. Immediately after the vote of the counselor, who requested a further review of the process. As a result, the final decision is postponed until a new date for the continuation of the session is defined by the counselor who requested the further review.

Therefore, there is no final decision up to this moment in the administrative sphere of CADE, with four more counselors still to express their formal vote. BRF will maintain the market informed about new developments on this matter.

MATERIAL FACT of July 13, 2011

The management of BRF – Brasil Foods S.A. (“BRF” or “Company” – Bovespa: BRFS3; NYSE: BRFS) wishes to announce, pursuant to CVM Instruction 358/02 and Paragraph 4, Article 157 of Law 6.404/76, that the Plenary Session of the Administrative Council for Economic Defense (“CADE”) has approved today (July 13 2011) the Association between BRF  and Sadia S.A. (“SADIA”), contingent on the compliance with the provisions contained in the Performance Agreement (“TCD”), also signed today.

The parties to the TCD are, on the one hand, BRF and SADIA, and on the other, CADE, this document constituting an integral part of the ruling given by the Plenary Session of CADE within the scope of Concentration Act 08012.004423/2009-18.

The measures established in the TCD are limited to the Brazilian territory, in the markets and/or categories of products specified in the TCD, the Company and SADIA being free to operate in the external market as a whole, and the domestic dairy product and food service markets, conditional on these activities not representing an impediment to the assumptions and effectiveness of the TCD.

1. Measures which must be adopted by the companies BRF and SADIA (“Companies”):

The TCD covers the following principal measures with which the Companies shall comply:

(a)          sale of the following brands and of all other intellectual property rights related to them: (i) Rezende, (ii) Wilson, (iii) Texas, (iv) Tekitos, (v) Patitas, (vi) Escolha Saudável, (vii) Light Ellegant, (viii) Fiesta, (ix) Freski, (x) Confiança, (xi) Doriana and (xii) Delicata.

(b)          joint sale of all goods and rights related to certain productive units (including employees, installations and equipment), which comprises of: (i) 10 processed food plants, (ii) 02 hog slaughtering plants, (iii) 02 poultry slaughtering plants, (iv) 04 animal feed plants, (v) 12 chicken breeder stock farms, (vi) 02 poultry hatcheries;

(c)          sale of all goods and rights related to 08 Distribution Centers;

(d)         assignment of the entire portfolio of agreements with integrated poultry and hog outgrowers, currently used to guarantee the specific supply of  the productive structures mentioned in letter “b”, which are specified in the Attachment 1 of the TCD, plus as many other agreements as necessary to ensure at least the supply of 100% of the poultry and 70% of the hogs used in the production of processed foods in the productive units sold;

(e)          the portfolio of agreements referred to in letter “d”  and the combination of assets under letters “b” and “c” must be geographically coordinated in the same manner as the operation currently conducted by the Companies;

(f)           the combination of all tangible and intangible productive assets indicated in letters “a” “b”, “c”and “d”, are characterized as a fact universality (denominated in the TCD as “Business”) and corresponds to an industrial food processing capacity amounting to 730 (seven hundred and thirty) thousand tons being 96 (ninety-six) thousand tons of margarines, and the rest in the key markets where there are anti-trust concerns.

(g)          suspension of the use of the PERDIGÃO brand in the Brazilian territory for a period of 03 (three) years relative to the following products: (i) cooked hams, luncheon meat; (ii) pork festive line (frozen seasoned pork loin, smoked pork shoulder, seasoned bone/boneless pork leg, boneless baby tender ham, pork tender); (iii) smoked sausage and pork sausage;

(h)          suspension of the use of the PERDIGÃO brand in the Brazilian territory, for a period of (four) years for the following product: salamis;

                (i)           suspension of the use of the PERDIGÃO brand in the Brazilian territory for a period of 05 (five) years for the following products: (i) lasagna; (ii) frozen pizzas; (iii) kibes and meat balls and (iv) turkey cold cuts light line;

(j)           for the period of 05 (five) years, the Companies may not use the categories listed under letters “g”, “h”, “i”, besides margarine, in natura turkey, bologna sausage, poultry party kit, hamburger, breaded products and frankfurters, other brands, already existing or which may be created, which are not those listed in Attachment 3 of the TCD. The use of these brands or denominations of these products is not permitted under any shape or form. For the brands cited in Attachment 3 in which a maximum limit for participation is established, the verification at any time of an infringement of this limit shall imply the definitive suspension of the corresponding brand, for the period herein established in the category in which this infringement has occurred.

(k)          suspension of the use of the BATAVO brand for a period of 04 (four) years for the products and categories under letters “g”, “h”, and “i”, besides margarine, in natura turkey, bologna sausage, poultry festive line, hamburger, breaded products and sausages;

(l)           during the period the TCD is in effect, the Companies shall refrain from signing agreements of any type with any points of sale, including wholesale chains and retail supermarkets and hypermarkets that imply de facto exclusivity or right of sales, publicity or merchandising, including in relation to the manner of display of the products at the point of sale; and

(m) with respect to turkey meat, the Companies guarantee the supply of in natura turkey: to the purchaser of the Business, in a volume corresponding to the market share of the brand: Rezende, according to Nielsen volume data (2010 average) at the export sale price of these products.

2. Conditions and timelines for complying with the requirements under the TCD:

2.1. The purchaser of the “Business” (item 1, letter “f”) shall cumulatively and individually substantiate to CADE:

a)         financial solidity, including for the realization of future investments;

b)         administrative and managerial capacity and;

c)         the absence of any connection, direct or indirect, including outside control, with the Companies or their respective economic group.

2.2 Within a period which is compatible with other obligations in the TCD, the Companies shall take the necessary steps to make the “Business” ready and available for sale including, measures necessary for corporate reorganization, release of real and mandatory encumbrances, administrative, organizational restructuring or any measures that may become necessary.

2.3 The said terms are defined in the confidential clauses to the TCD.

2.4 The behavioral measures on the use of brands pursuant to item 1, letters “g”, “h”, “i”, “j” and “k” shall become effective from the day subsequent to the signature of the agreement for selling the “Business”.

3. Companies’ obligations during the period set for sale of the business:

(a)       maintain the productive units to be sold fully operational and in conditions no less than those existing as of this date;

(b)       replicate in the installations, productive processes and products to be sold, improvements made in the installations, productive processes and products which shall remain in the hands of BRF;

(c)        maintain employment levels at the said productive units, the unjustified severance of members of the labor force being prohibited;

(d)       maintain investments in marketing of the brands to be sold at levels at least equivalent to those made in 2010;

(e)       maintain the market share of the brands involved in the sale, this calculated in conjunction with each Nielsen category, at least, at the same level as the Nielsen data for 2010, as cited in Attachment 4 of the TCD. Market share on the date of sale shall be measured on the basis of the average of the data for the Nielsen market share (volume) for the preceding 6 months prior to the sale of the “Business”.

4. Monitoring and penalties:

4.1. CADE shall supervise compliance with the obligations assumed by the Companies in the TCD, which also contemplates the imposition of penalties in the event of non-compliance with its provisions.

4.2 In order to establish the regularity of all the obligations cited in this agreement, the Companies shall engage, at their own expense, within 10 days of signature of the TCD, a first class independent auditor with no restrictions on the part of the economic regulators (CVM, BACEN and others).

5. Additional information:

The tables below aim to simulate the impacts on BRF for baseline year 2010 of the measures contemplated in the TCD. For this simulation it was not considered any eventual increase in sales with the brands that will continue to be used by BRF, in substitution for the products under the Perdigão and Batavo brands with their sales temporarily suspended in the light of CADE’s decision in specific categories defined in item 1, letters (g), (h), (i) , and (k).

Consolidated data 2010	DIVESTMENT	BRANDS SUSPENDED	TOTAL IMPACT

TCD - Volume thousand tons	456	246	702
In-Natura	52	2	54
Elaborated + Processed	341	241	582
Commemorative Products	12	2	15
Margarines	51	0	51
Total Volume BRF Pre-TCD			6,062
TCD as a % of Total BRF Pre-TCD			11.6%

TCD - ROL MMR$	1,726	1,241	2,967
In-Natura	221	7	227
Elaborated + Processed	1,275	1,213	2,488
Commemorative Products	70	21	91
Margarines	161	0	161
NOR Total BRF Pre-TCD			22,681
TCD as a % of Total BRF Pre-TCD			13.1%

                The Perdigão brand, as well as all the rights associated to it, remains the property of BRF and used normally in various categories of processed foods such as breaded products, hamburgers, bologna sausage, fresh sausages, frozen ready to eat meals (except lasagna), bacon, festive poultry line as well as the entire line of in natura products, among others. The volume subject to the restriction of the TCD would represent in 2010 about one third of the sales of the total Perdigão brand.

                Finally in relation to the assets to be sold, BRF undertakes to maintain the quality of its products and supplies to the points of sale until the transition to the new owners is concluded.

                With respect to the employees and integrate outgrowers who attend the units required by CADE to be sold, BRF shall adopt all possible measures for minimizing the impacts arising from the change in the control of these assets. The TCD establishes the obligation on the part of the purchaser of the assets to be sold to maintain the current level of employment for at least six months.

                Going forward, the Company shall work towards concluding the merger plan for the two companies, thus creating the necessary conditions for making BRF a global leader in the food sector.

MATERIAL FACT of October 27, 2011

The management of BRF – Brasil Foods S.A. (“BRF” or the “Company” – Bovespa: BRFS3; NYSE: BRFS) hereby publicly announces, within the terms of the Instructions by Brazil´s Securities and Exchange Commission (CVM), its estimates for the process of synergies to be obtained from the merger of BRF and Sadia. The synergies before tax and participations is foreseen at around R$ 560 million for 2011. The company has the objective to realize net synergies of about R$ 1 billion per year in the period between 2012-2013 and will stabilize at these levels going forward, which will be achieved with additional gradual investments amounting to approximately R$ 700 million between the period of 2011 to 2013.

The foreseen synergies are in line with the mapping the Company has already undertaken. However, achieving these synergies depends on the successful implementation of the processes in the areas of supply (grains and other raw materials), manufacturing, agribusiness and logistics, as well as the investments which will be carried out to obtain the gains.

As the Company has outlined and approved its Long-Term Strategic Plan – BRF 15 - which foresees organic growth and selective acquisitions on the international market, the Company estimates that it will obtain net sales of around R$ 50 billion in 2015 when the Strategic Plan will be operational.

These expectations are greatly dependent on changes in the market and the general economic performance of Brazil, the sector and the international markets and are, therefore, subject to changes.

This document is a free translation of the Portuguese original. In case of discrepancies, the Portuguese version will prevail.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   November 14, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director